UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: July 28, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

This Form 6-K consists of the Second Quarter 2015 Report of UBS Group AG, which appears immediately following this page.

Our financial results

Second  quarter 2015 report

Second quarter 2015 report

Dear shareholders,

The second quarter was affected by continued market and macroeconomic uncertainty. Global financial markets were characterized by high levels of market volatility. Much of this was due to the lack of progress in negotiations between Greece and its creditors, uncertainty surrounding the timing of US interest rate rises, and concerns over the consequences of a slowdown of the Chinese economy. Despite these challenges, our businesses continued to deliver good underlying performance, demonstrating the fundamental earnings power of the Group and the strength of our business model.

The Group reported a solid net profit attributable to shareholders of CHF 1,209 million, with diluted earnings per share of CHF 0.32. Adjusted1 profit before tax for the Group was CHF 1,635 million. We maintained the bank’s capital strength, through further reductions in our balance sheet, risk-weighted assets (RWA) and leverage ratio denominator (LRD), as well as the accretion of earnings to the capital account. Our fully applied Basel III CET1 capital ratio rose to 14.4% and our fully applied Swiss SRB leverage ratio improved to 4.7%. Our dividend policy remains unchanged, despite higher expectations for future capital requirements and macroeconomic uncertainty. We intend to pay out at least 50% of net profit subject to UBS maintaining a fully applied Basel III CET1 capital ratio of at least 13% and at least 10% post-stress.

At UBS, we aim to create long-term value for our investors and clients, while making a positive contribution to the communities in which we operate. In June, for example, UBS launched a campaign to engage up to 50% of its Americas workforce in volunteering programs. To date, UBS Americas employees contributed around 20,000 hours of their time – approximately 70% of 2014’s full-year total – volunteering across the Americas. Combined with the time volunteered by other UBS staff around the world, around 53,000 hours were logged in the first half of 2015 to support volunteering programs and give back to society.

To maintain a strong global talent pipeline, UBS offers training programs for more than 2,000 young people every year, including apprentices and university graduates. We are pleased that in the second quarter of 2015, research firm Trendence ranked UBS the most attractive employer for business students in its Graduate Barometer Switzerland. UBS also celebrated its first anniversary as a member of the Global Apprenticeship Network. The goal of this business-driven alliance is to promote apprenticeships and other forms of work-based learning programs to avoid skills mismatch and improve youth employment.

During the quarter, we reached resolutions with the US Department of Justice, the Board of Governors of the Federal Reserve System and the Connecticut Department of Banking in their industry-wide investigations of the global foreign exchange (FX) markets. The firm was fully provisioned for these resolutions, which had no financial impact on our second quarter 2015 results. Reflecting our progress in addressing litigation matters, incremental RWA resulting from the supplemental operational risk capital analysis, mutually agreed to by UBS and FINMA, were reduced by a further CHF 4 billion during the quarter.

The creation of UBS Group AG and UBS Switzerland AG were major milestones to improve the Group’s resolvability, in response to the evolving regulatory environment. In June, some 2.7 million clients and approximately CHF 300 billion in assets, primarily from our Swiss Retail & Corporate and Wealth Management businesses, were transferred into UBS Switzerland AG. We are the first bank to complete this step in Switzerland. We have also implemented a more self-sufficient business and operating model for UBS Limited in the UK and submitted our plans for the establishment of an intermediate holding company in the US. In the third quarter, we will establish a Group service company as a subsidiary of UBS Group AG, into which shared services and support functions of the Group will be transferred over the next several years. This will help ensure we can maintain the operational continuity of these critical services in

[1] Refer to the “Group performance” section of this report for more information on adjusted results.

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Second quarter 2015 report

case of resolution. All these measures will allow us to qualify for a rebate on the progressive buffer capital requirement applicable to Swiss systemically relevant banks, which should result in lower overall regulatory capital requirements for the Group.

With assets under management exceeding USD 2 trillion and a global market share of around 10%, UBS was confirmed as the largest global wealth manager in the Scorpio Partnership Annual Private Banking Benchmark 20152. Importantly, we are also the fastest growing3 wealth manager on a local currency basis. While the absolute levels and growth of invested assets are important measures of progress, our ultimate goal is to generate attractive returns and profitability for you, our shareholders.

We were honored to receive the Euromoney Award for Excellence for Best Global Wealth Manager and, for the fourth year running, Best Bank in Switzerland. In addition, Euromoney named our Investment Bank the Best Flow House in North America and Best Equity House in Western Europe, underlining the success of our client-centric model. We were pleased that UBS Neo, the firm’s cross-asset e-commerce platform, was named Best Platform at the annual Digital FX Awards hosted by Profit & Loss magazine.

Looking at the performance of our businesses in more detail, Wealth Management delivered its best second-quarter result since 2009 with an adjusted1 profit before tax of CHF 769 million. The business continued to generate high-quality earnings, with an increase in recurring income reflecting continued success in our strategic initiatives to grow loans and increase mandate penetration, as well as further pricing measures. Adjusted net new money was robust at CHF 8.4 billion, driven by inflows from all regions and segments, most notably our market-leading Asia Pacific franchise, as well as from ultra high net worth clients. The balance sheet and capital optimization program we implemented in the first half of 2015 led to net new money outflows of CHF 6.6 billion during the quarter. On a reported basis, net new money was CHF 1.8 billion.

Wealth Management Americas reported an adjusted1 profit before tax of USD 231 million. Total operating income and recurring net fees increased to record levels, and financial advisor productivity remained industry-leading, while pre-tax profit was affected by higher charges for provisions for litigation, regulatory and similar matters and other provisions. Net new money was slightly negative at USD 0.7 billion, reflecting seasonal outflows of approximately USD 3.9 billion associated with income tax payments.

Retail & Corporate posted its best second-quarter result since 2010, with an adjusted1 profit before tax of CHF 414 million. The net new business volume growth for retail clients was particularly strong for a second quarter. Credit loss expenses were lower, while general and administrative expenses increased mainly due to higher charges for provisions in the Corporate & Institutional client business.

Global Asset Management recorded strong net new money of CHF 8.3 billion excluding money market flows, with net inflows from third-party clients more than doubling compared to the prior quarter. Adjusted1 profit before tax was CHF 134 million. The quarter saw an increase in net management fees mainly in traditional investments and global real estate, offset by a decline in performance fees in O’Connor and A&Q, in line with market developments in the alternative asset management sector.

The Investment Bank achieved a solid result with an adjusted1 profit before tax of CHF 617 million, following very strong results in the first quarter. Investor Client Services benefited from the best second-quarter result in Equities since we accelerated our strategy in 2012, and a solid performance in FX, rates and credit, despite lower client activity and after exceptionally high FX revenues in the first quarter. Corporate Client Solutions improved on the back of higher revenues mainly in debt and equity capital markets and advisory. The business maintained its risk profile and allocated resource limits discipline, and its results once again demonstrated the strength of its business model and client-centric approach. Adjusted1 return on attributed equity for the second quarter was 33.8%.

Corporate Center – Services recorded a loss before tax of CHF 253 million.

[1]  Refer to the “Group performance” section of this report for more information on adjusted results.    [2]   Scorpio Partnership Global Private Banking Benchmark 2015.    [3]   Scorpio Partnership Global Private Banking Benchmark 2015, on reporting base currency basis for institutions with assets under management greater than USD 500 billion.

2

Axel A. Weber	Sergio P. Ermotti
Chairman of the Board of Directors	Group Chief Executive Officer

Corporate Center – Group Asset and Liability Management reported a profit before tax of CHF 132 million. Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 145 million, achieving further progress in de-risking its balance sheet with RWA and the Swiss SRB leverage ratio denominator decreasing by CHF 4 billion and CHF 14 billion, respectively.

Outlook – As in previous years, seasonal impacts are likely to affect revenues and profits in the third quarter. In addition, many of the underlying macroeconomic challenges and geopolitical issues that we have previously highlighted remain and are unlikely to be resolved in the foreseeable future. Despite ongoing and new challenges, we continue to be committed to the disciplined execution of our strategy in order to ensure the firm’s long-term success and to deliver sustainable returns for our shareholders.

Yours sincerely,

Axel A. Weber	Sergio P. Ermotti
Chairman of the	Group Chief Executive Officer
Board of Directors

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Second quarter 2015 report

UBS Group key figures

	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.6.15	31.3.15	31.12.14	30.6.14	30.6.15	30.6.14

Group results
Operating income	7,818	8,841	6,746	7,147	16,659	14,405
Operating expenses	6,059	6,134	6,342	5,929	12,193	11,794
Operating profit/(loss) before tax	1,759	2,708	404	1,218	4,467	2,611
Net profit/(loss) attributable to UBS Group AG shareholders	1,209	1,977	858	792	3,186	1,846
Diluted earnings per share (CHF)[1]	0.32	0.53	0.23	0.21	0.85	0.48

Key performance indicators[2]
Profitability
Return on tangible equity (%)	11.0	17.8	8.0	7.5	14.4	8.8
Return on assets, gross (%)	3.1	3.4	2.6	2.9	3.2	2.9
Cost/income ratio (%)	77.4	69.2	93.2	82.8	73.1	82.0
Growth
Net profit growth (%)	(38.8)	130.4	12.6	(24.9)	72.6	10.0
Net new money growth for combined wealth management businesses (%)[3]	1.5	3.8	1.7	1.9	2.6	2.4
Resources
Common equity tier 1 capital ratio (fully applied, %)[4]	14.4	13.7	13.4	13.5	14.4	13.5
Leverage ratio (phase-in, %)[5]	5.4	5.6	5.4	5.3	5.4	5.3

Additional information
Profitability
Return on equity (RoE) (%)	9.4	15.4	6.8	6.4	12.4	7.6
Return on risk-weighted assets, gross (%)[6]	14.5	16.1	12.3	12.5	15.3	12.5
Resources
Total assets	950,168	1,048,850	1,062,478	982,605	950,168	982,605
Equity attributable to UBS Group AG shareholders	50,211	52,359	50,608	49,532	50,211	49,532
Common equity tier 1 capital (fully applied)[4]	30,265	29,566	28,941	30,590	30,265	30,590
Common equity tier 1 capital (phase-in)[4]	38,706	40,779	42,863	41,858	38,706	41,858
Risk-weighted assets (fully applied)[4]	209,777	216,385	216,462	226,736	209,777	226,736
Risk-weighted assets (phase-in)[4]	212,088	219,358	220,877	229,908	212,088	229,908
Common equity tier 1 capital ratio (phase-in, %)[4]	18.2	18.6	19.4	18.2	18.2	18.2
Total capital ratio (fully applied, %)[4]	21.2	20.6	18.9	18.1	21.2	18.1
Total capital ratio (phase-in, %)[4]	25.0	25.9	25.5	23.9	25.0	23.9
Leverage ratio (fully applied, %)[5]	4.7	4.6	4.1	4.2	4.7	4.2
Leverage ratio denominator (fully applied)[5]	944,422	976,934	997,822	980,552	944,422	980,552
Leverage ratio denominator (phase-in)[5]	949,134	982,249	1,004,869	986,577	949,134	986,577
Liquidity coverage ratio (%)[7]	121	122	123	117	121	117
Other
Invested assets (CHF billion)[8]	2,628	2,708	2,734	2,507	2,628	2,507
Personnel (full-time equivalents)	59,648	60,113	60,155	60,087	59,648	60,087
Market capitalization[9]	74,547	68,508	63,526	62,542	74,547	62,542
Total book value per share (CHF)[9]	13.71	14.33	13.94	13.20	13.71	13.20
Tangible book value per share (CHF)[9]	12.04	12.59	12.14	11.54	12.04	11.54

1    Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2  Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.    3  Based on adjusted net new money which excludes the negative effect on net new money of CHF 6.6 billion in Wealth Management from our balance sheet and capital optimization program in the second quarter of 2015.    4  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    5  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    6  Based on phase-in Basel III risk-weighted assets.    7  Refer to the “Liquidity and funding management” section of this report for more information. Data for periods prior to 31 March 2015 are on a pro-forma basis.    8  Includes invested assets for Retail & Corporate.    9  Refer to the “UBS shares” section of this report for more information.

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Corporate calendar UBS Group AG
Publication of the third quarter 2015 report: Tuesday, 3 November 2015
Publication of the fourth quarter 2015 report: Tuesday, 9 February 2016
Publication of the Annual Report 2015: Friday, 18 March 2016
Publication of the first quarter 2016 report: Tuesday, 3 May 2016

Corporate calendar UBS AG*
Publication of the second quarter 2015 report: Friday, 31 July 2015
Publication of the third quarter 2015 report: Friday, 6 November 2015
* Publication dates of further quarterly and annual reports will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors
Contacts

Switchboards

For all general inquiries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich, London, New York and Singapore.

UBS Group AG, Investor Relations

P.O. Box, CH-8098 Zurich, Switzerland

investorrelations@ubs.com

www.ubs.com/investors

Hotline Zurich +41-44-234 4100

Hotline New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives

inquiries on compensation and related

issues addressed to members of the

Board of Directors.

UBS Group AG, Office of the Company

Secretary

P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit

of the Company Secretary office, is

responsible for the registration of the

global registered shares.

UBS Group AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

US Transfer Agent

For global registered share-related

inquiries in the US.

Computershare

P.O. Box 30170

College Station

TX 77842, USA

Shareholder online inquiries:

https://www-us.computershare.com/

investor/Contact

Shareholder website:

www.computershare.com/investor

Calls from the US +1 866-541 9689

Calls from outside

the US +1-201-680 6578

Fax +1-201-680 4675

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com

Language: English | SAP-No. 80834E-1503

© UBS 2015. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group
10	Recent developments
13	Group performance
2.	UBS business divisions and Corporate Center
32	Wealth Management
36	Wealth Management Americas
41	Retail & Corporate
44	Global Asset Management
48	Investment Bank
52	Corporate Center
3.	Risk and treasury management
63	Risk and treasury management key developments
64	Risk management and control
81	Balance sheet
84	Liquidity and funding management
88	Capital management
114	UBS shares
4.	Financial information (unaudited)
119	Interim consolidated financial statements UBS Group AG (unaudited)
169	Interim consolidated financial information UBS AG (unaudited)
173	Supplemental financial information (unaudited) for selected legal entities of the UBS Group
Appendix
192	Abbreviations frequently used in our financial reports
194	Information sources

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Second quarter 2015 report

UBS and its businesses

We are committed to providing private, institutional and corporate clients worldwide, as well as retail clients in Switzerland, with superior financial advice and solutions, while generating attractive and sustainable returns for shareholders. Our strategy centers on our Wealth Management and Wealth Management Americas businesses and our leading universal bank in Switzerland, complemented by our Global Asset Management business and our Investment Bank. These businesses share three key characteristics: they benefit from a strong competitive position in their targeted markets, are capital-efficient, and offer a superior structural growth and profitability outlook. Our strategy builds on the strengths of all of our businesses and focuses our efforts on areas in which we excel, while seeking to capitalize on the compelling growth prospects in the businesses and regions in which we operate. Capital strength is the foundation of our success. The operational structure of the Group is comprised of the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank.

Wealth Management

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. UBS is a global firm with global capabilities, and Wealth Management clients benefit from the full spectrum of UBS’s global resources, ranging from investment management solutions to wealth planning and corporate finance advice, as well as a wide range of specific offerings. Its guided architecture model gives clients access to a wide range of products from third-party providers that complement our own products.

Wealth Management Americas

Wealth Management Americas is one of the leading wealth managers in the Americas in terms of financial advisor productivity and invested assets. It provides advice-based solutions and banking services through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US and Canadian business as well as the international business booked in the US.

Retail & Corporate

Retail & Corporate provides comprehensive financial products and services to its retail, corporate and institutional clients in Switzerland, maintaining a leading position in these client segments and embedding its offering in a multi-channel approach. The retail and corporate business constitutes a central building block of UBS’s universal bank delivery model in Switzerland, supporting other business divisions by referring clients to them and assisting retail clients to build their wealth to a level at which we can transfer them to our Wealth Management unit. Furthermore, it leverages the cross-selling potential of products and services provided by its asset-gathering and investment banking businesses. In addition, it manages a substantial part of UBS’s Swiss infrastructure and Swiss banking products platform, which are both leveraged across the Group.

6

Global Asset Management

Global Asset Management is a large-scale asset manager with well diversified businesses across regions and client segments. It serves third-party institutional and wholesale clients, as well as clients of UBS’s wealth management businesses with a broad range of investment capabilities and styles across all major traditional and alternative asset classes. Complementing the investment offering, the fund services unit provides fund administration services for UBS and third-party funds.

Investment Bank

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, innovative solutions, execution and comprehensive access to the world’s capital markets. It offers advisory services and access to international capital markets, and provides comprehensive cross-asset research, along with access to equities, foreign exchange, precious metals and selected rates and credit markets through its business units, Corporate Client Solutions and Investor Client Services. The Investment

Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities.

Corporate Center

The Corporate Center comprises three units: Corporate Center – Services, Corporate Center – Group Asset and Liability Management (Group ALM) and Corporate Center – Non-core and Legacy Portfolio. Corporate Center – Services provides Group-wide control functions such as finance, risk control (including compliance) and legal. In addition, it provides all logistics and support services, including operations, information technology, human resources, regulatory relations and strategic initiatives, communications and branding, corporate services, physical security, information security as well as outsourcing, nearshoring and offshoring. Corporate Center – Group ALM provides services such as liquidity, funding, balance sheet and capital management. Corporate Center – Non-core and Legacy Portfolio comprises the non-core businesses and legacy positions that were part of the Investment Bank prior to its restructuring.

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG (consolidated),” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries

“UBS AG (consolidated)”	UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG (standalone)”	UBS Group AG on a standalone basis

“UBS AG” and “UBS AG (standalone)”	UBS AG on a standalone basis

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8

UBS Group Management report

Recent developments

Recent developments

Regulatory and legal developments

Changes to our legal structure

We have undertaken a series of measures to improve the resolvability of the Group in response to too big to fail (TBTF) requirements in Switzerland and other countries in which the Group operates.

In June 2015, we transferred our Retail & Corporate and Wealth Management business booked in Switzerland from UBS AG to UBS Switzerland AG. As of the transfer date, 14 June 2015, UBS Switzerland AG had over CHF 300 billion in assets, 2.7 million customers and 11,000 employees. Under the terms of the asset transfer agreement, UBS Switzerland AG is jointly liable for the contractual obligations of UBS AG existing on the asset transfer date. Under the Swiss Merger Act, UBS AG is jointly liable for obligations existing on the asset transfer date that have been transferred to UBS Switzerland AG. Neither UBS AG nor UBS Switzerland AG has any liability for new obligations incurred by the other entity after the asset transfer date. Under certain circumstances, the Swiss Banking Act and the bank insolvency ordinance of the Swiss Financial Market Supervisory Authority (FINMA) authorize FINMA to modify, extinguish or convert to common equity the liabilities of a bank in connection with a resolution or insolvency of such bank.

è	Refer to “Supplemental financial information (unaudited) for selected UBS Group legal entities” in the “Financial information” section of this report for more information

As previously announced, UBS Group AG filed a request with the Commercial Court of the Canton of Zurich for a procedure under article 33 of the Swiss Stock Exchange Act (SESTA procedure). The time allotted for UBS AG minority shareholders to intervene in the SESTA procedure closed on 14 July 2015 without any application for intervention being filed. We therefore expect the court to rule on the proceeding during the third quarter of 2015. Upon successful completion of the SESTA procedure, the shares of the remaining minority shareholders of UBS AG will be cancelled and the holders will receive UBS Group AG shares. UBS Group AG will then become the 100% owner of UBS AG. After the SESTA procedure is completed, we expect to pay a supplementary capital return of CHF 0.25 per share to shareholders of UBS Group AG.

During the second quarter, we completed the implementation of a more self-sufficient business and operating model for UBS Limited under which UBS Limited bears and retains a larger proportion of the risk and reward in its business activities.

To comply with new rules for foreign banks in the US under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), by 1 July 2016 we will designate an intermediate holding company that will own all of our US operations except US branches of UBS AG.

In the third quarter, we intend to establish a Group service company as a subsidiary of UBS Group AG. We expect that the transfer of shared service and support functions to the service company structure will start in 2015 and will be implemented in a staged approach through 2018. The purpose of the service company structure is to improve the resolvability of the Group by enabling us to maintain operational continuity of critical services should a recovery or resolution event occur.

Our strategy, our business and the way we serve the vast majority of our clients are not affected by these changes. These plans do not require UBS to raise additional common equity capital and are not expected to materially affect the firm’s capital-generating capability.

We are confident that the establishment of UBS Group AG and UBS Switzerland AG, along with our other announced measures will substantially enhance the resolvability of the Group. We expect that the Group will qualify for a rebate on the progressive buffer capital requirement applicable to Swiss systemically relevant banks, which should result in lower overall capital requirements for the Group. FINMA has confirmed that our announced measures are in principle suitable to warrant a rebate, although the amount and timing of any such rebate will depend on the actual execution of these measures and can therefore only be specified once all measures are implemented.

We continue to consider further changes to the Group’s legal structure in response to capital and other regulatory requirements and in order to obtain any reduction in capital requirements for which the Group may be eligible. Such changes may include the transfer of operating subsidiaries of UBS AG to become direct subsidiaries of UBS Group AG and adjustments to the booking entity or location of products and services. These structural changes are being discussed on an ongoing basis with FINMA and other regulatory authorities and remain subject to a number of uncertainties that may affect their feasibility, scope or timing.

è	Refer to the “UBS Group – Changes to our legal structure” section of our Annual Report 2014 for more information on the establishment of UBS Group AG

Further progress in the implementation of the international exchange of tax information

In May 2015, Switzerland and the EU signed an agreement with regard to the introduction of the global automatic exchange of information (AEI) standard in tax matters, which will replace the current savings taxation agreement. The AEI global standard was developed by the OECD and is fully integrated into this agreement.

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UBS Group

In June 2015, the Swiss Federal Council submitted proposals to the Parliament to create a legal basis for the implementation of the global standard and to ratify the OECD/Council of Europe administrative assistance convention and the Multilateral Competent Authority Agreement. The Swiss Federal Council also submitted a proposal to the Parliament that would require banks and other financial intermediaries in Switzerland to comply with enhanced due diligence requirements before accepting assets from clients resident in countries without an AEI agreement. Banks and other financial intermediaries in Switzerland would have to conduct a risk-based assessment before accepting such assets to determine whether or not the assets have been duly taxed.

The effects of these changes are still uncertain. However, in the past, we have experienced outflows of cross-border client assets from our Swiss booking center as a result of changes in local tax regimes or their enforcement.

è	Refer to the “Risk factors” section of our Annual Report 2014 for more information

Swiss Federal Council adopted the dispatch on the Corporate Tax Reform Act III

In June 2015, the Federal Council published the dispatch on the Corporate Tax Reform Act III aiming to strengthen Switzerland as a business location and to align certain components of the Swiss tax regime with international standards (e.g., cantonal tax statuses for holding companies and management companies). In addition, the reform includes the introduction of certain targeted capital tax reductions such as the abolition of the issue tax on equity capital.

Parliamentary discussions related to the tax reform will start in the autumn of 2015. Given that these reforms are in the early stages of the parliamentary process, the nature and extent of the impact on UBS cannot be assessed yet.

Swiss Parliament discusses the federal act on the freezing and restitution of illicitly acquired assets of foreign politically exposed persons

In June 2015, the Swiss Parliament initiated its discussions related to a draft law that comprehensively governs the freezing, confiscation and restitution of illicitly acquired assets of politically exposed persons. The law would provide a legal framework for the handling of such assets and increase legal certainty.

The National Council has submitted its draft to the Council of States, which will debate the proposal in the upcoming parliamentary session.

Swiss Parliament adopts Financial Market Infrastructure Act

In June 2015, the Parliament adopted the Financial Market Infrastructure Act (FMIA). The FMIA changes the regulation of financial market infrastructure in Switzerland and provides for the implementation of the G20 commitments on over-the-counter (OTC) derivatives in Switzerland, including (i) mandating clearing via a central counterparty, (ii) transaction reporting to a trade repository, (iii) risk mitigation measures and (iv) mandatory trading of derivatives on a stock exchange or other trading facility once this has also been introduced in partner states. The FMIA also (i) introduces new licensing requirements for stock exchanges, multilateral and organized trading facilities, central counterparties, central securities depositaries, trade repositories and payment systems, (ii) imposes transparency requirements for securities trading on platforms and (iii) establishes a basis for regulating high-frequency trading, should this be deemed necessary. The FMIA also empowers the Federal Council to impose position limits for commodity derivatives, should this be deemed necessary at a later date.

The new law is expected to enter into force in January 2016 and will have an impact on the way UBS can operate trading of securities and derivatives, particularly OTC derivative trading. UBS is taking steps to prepare for implementation of the new law. Not all of the requirements will be applicable from January 2016. The transition period and a number of detailed regulations will be specified in ordinances to be adopted by FINMA as well as the Federal Council.

BCBS finalizes net stable funding ratio disclosure standards

In June 2015, the Basel Committee on Banking Supervision (BCBS) issued its guidance on “Net stable funding ratio (NSFR) disclosure standards,” which is intended to provide a common disclosure framework for banks to disclose the calculation of the NSFR adopted by the BCBS in October 2014. Subject to national implementation, internationally active banks must comply with the NSFR and disclosure requirements from 1 January 2018.

UBS reports its estimated pro-forma NSFR based on current supervisory guidance from FINMA and will adjust NSFR reporting in line with the implementation of the BCBS NSFR disclosure standards in Switzerland.

è	Refer to the “Liquidity and funding management” section of this report for more information

UK Fair and Effective Markets Review publishes its Final Report

In June 2014, the UK Fair and Effective Markets Review (the Review), a joint initiative of the Bank of England, the Financial Conduct Authority (FCA) and the UK Treasury, was established to conduct an assessment of the fairness and effectiveness of the fixed income, currency and commodities (FICC) markets. In June 2015, the Review published its Final Report including 21 policy recommendations in six categories: (i) raising the standards, professionalism and accountability of individuals, (ii) improving the quality, clarity and market-wide understanding of FICC trading practices, (iii) strengthening the regulation of FICC markets in the UK, (iv) launching international action to raise standards in global FICC markets, (v) promoting fairer FICC market structures while also enhancing effectiveness and (vi) forward-looking conduct risk identification and mitigation.

The Final Report does not constitute formal guidance from the UK regulatory authorities and the content of the recommendations varies significantly. While some of the recommendations could be implemented relatively quickly or are already underway,

11

Recent developments

others require further discussion, international negotiation or legislative change. The nature and extent of the impact on UBS will become clearer once the implementation details of the recommendations are determined.

US Securities and Exchange Commission re-proposes rules for cross-border security-based swaps

In May 2015, the US Securities and Exchange Commission (SEC) re-proposed rules that would apply registration, reporting, public dissemination and business conduct requirements to security-based swap (SBS) transactions of a non-US company that uses US personnel to arrange, negotiate or execute an SBS in connection with its dealing activity. The proposed rules would, among other things, specify that such transactions must be counted toward the requirement to register as an SBS dealer. Furthermore, they would subject the US business of an SBS dealer to the external business conduct standards and subject an SBS to the reporting and public dissemination requirements if certain requirements are met. The proposed rules would not impose mandatory clearing or mandatory trade execution on an SBS between two non-US persons solely because one or both counterparties arrange, negotiate or execute the SBS using personnel located in the US. If adopted as proposed, additional UBS entities could potentially be required to register as SBS dealers.

Interest rate sensitivity update

As of 30 June 2015, we estimate that a +100 basis point parallel shift in yield curves could lead to an increase in annual net interest income of approximately CHF 0.8 billion from Wealth Management, Wealth Management Americas and Retail & Corporate. Including the estimated impact related to pension fund assets and liabilities, the immediate effect of such a shift on shareholders’ equity would be an estimated decrease of at least approximately CHF 2.3 billion recognized in other comprehensive income (OCI). The immediate OCI impact on regulatory capital would be an estimated increase of up to approximately CHF 0.4 billion, as the majority of the negative OCI impact to shareholders’ equity is related to cash flow hedges, which are not recognized for the purposes of calculating regulatory capital. The estimate is based on an immediate increase of interest rates, equal across all currencies and relative to implied forward rates applied to our banking book and available for sale portfolios. The estimate further assumes static balance sheet and constant foreign exchange rates.

è	Refer to “Interest rate risk in the banking book” in the “Risk management and control” section of this report for more information.

Financial reporting and accounting changes

Change in segment reporting related to fair value gains and losses on certain internal funding transactions and own credit

Consistent with changes in the manner in which operating segment performance is assessed, beginning in the second quarter of 2015, we now apply fair value accounting for certain internal funding transactions between Corporate Center – Group

ALM and the Investment Bank and Corporate Center – Non-core and Legacy Portfolio rather than applying amortized cost accounting. This treatment better aligns with the mark-to-market basis on which these internal transactions are risk managed within the Investment Bank and Corporate Center – Non-core and Legacy Portfolio. The terms of the funding transactions remain otherwise unchanged.

In connection with this change, we now present own credit gains and losses on financial liabilities designated at fair value in Corporate Center – Group ALM instead of Corporate Center – Services. Prior periods have been restated to reflect these changes.

We are also exploring further enhancements to the manner in which we measure own credit gains and losses and expect to implement a refined methodology in the second half of 2015. Additionally, we expect to early adopt the own credit presentation requirements of IFRS 9 for financial liabilities designated at fair value through profit and loss as of the first quarter of 2016. Under IFRS 9, changes in the fair value of such liabilities related to own credit will be recognized in Other comprehensive income and will not be reclassified to the income statement.

è	Refer to “Note 1 Basis of Accounting” in the “Financial information” section of this report for more information

Service and personnel allocations from Corporate Center – Services to business divisions and other Corporate Center units

In the second quarter of 2015, we revised the presentation of service allocations from Corporate Center – Services to the business divisions and other Corporate Center units to better reflect the economic relationship between them. These cost allocations were previously presented within the Personnel expenses, General and administrative expenses and Depreciation and impairment of property, equipment and software line items and are newly presented in the Services (to)/from business divisions and Corporate Center line items. Prior-period information was restated to reflect this change. This change in presentation did not affect total operating expenses or performance before tax of the business divisions and Corporate Center units for any period presented.

Similarly, personnel of Corporate Center – Services are no longer allocated to the business divisions and other Corporate Center units. Prior-period information was restated accordingly.

è	Refer to “Note 1 Basis of Accounting” in the “Financial information” section of this report for more information

12

UBS Group

Group performance

Net profit attributable to UBS Group AG shareholders for the second quarter of 2015 was CHF 1,209 million compared with CHF 1,977 million in the first quarter of 2015. We recorded an operating profit before tax of CHF 1,759 million compared with CHF 2,708 million, largely reflecting a decrease of CHF 1,023 million in operating income, mostly driven by a decline of CHF 635 million in combined net interest and trading income and CHF 400 million lower other income. Operating expenses declined by CHF 75 million. We recorded a net tax expense of CHF 443 million compared with CHF 670 million in the prior quarter.

Income statement

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Net interest income	1,490	1,637	1,242	(9)	20	3,127	2,814
Credit loss (expense)/recovery	(13)	(16)	(14)	(19)	(7)	(29)	14
Net interest income after credit loss expense	1,478	1,621	1,229	(9)	20	3,098	2,829
Net fee and commission income	4,409	4,401	4,296	0	3	8,810	8,408
Net trading income	1,647	2,135	1,347	(23)	22	3,781	2,704
of which: net trading income excluding own credit	1,387	1,908	1,275	(27)	9	3,296	2,544
of which: own credit on financial liabilities designated at fair value	259	226	72	15	260	486	160
Other income	285	685	276	(58)	3	970	465
Total operating income	7,818	8,841	7,147	(12)	9	16,659	14,405
of which: net interest and trading income	3,137	3,772	2,589	(17)	21	6,909	5,518
Personnel expenses	4,124	4,172	3,842	(1)	7	8,297	7,809
General and administrative expenses	1,695	1,713	1,871	(1)	(9)	3,408	3,550
Depreciation and impairment of property, equipment and software	209	221	197	(5)	6	429	396
Amortization and impairment of intangible assets	30	28	19	7	58	58	39
Total operating expenses	6,059	6,134	5,929	(1)	2	12,193	11,794
Operating profit/(loss) before tax	1,759	2,708	1,218	(35)	44	4,467	2,611
Tax expense/(benefit)	443	670	314	(34)	41	1,113	652
Net profit/(loss)	1,316	2,038	904	(35)	46	3,354	1,958
Net profit/(loss) attributable to preferred noteholders			111				111
Net profit/(loss) attributable to non-controlling interests	106	61	1	74		168	2
Net profit/(loss) attributable to UBS Group AG shareholders	1,209	1,977	792	(39)	53	3,186	1,846

Comprehensive income
Total comprehensive income	(584)	1,726	1,298			1,142	2,746
Total comprehensive income attributable to preferred noteholders			112				96
Total comprehensive income attributable to non-controlling interests	11	(81)	3		267	(71)	3
Total comprehensive income attributable to UBS Group AG shareholders	(595)	1,808	1,183			1,213	2,648

13

Group performance

Adjusted results1,2

	For the quarter ended 30.6.15
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	2,080	1,823	952	476	2,355	(41)	138	35	7,818
of which: own credit on financial liabilities designated at fair value[4]							259		259
of which: gain on sale of the Belgian domestic Wealth Management business	56								56
of which: gain from a further partial sale of our investment in Markit					11				11
Operating income (adjusted)	2,024	1,823	952	476	2,344	(41)	(121)	35	7,492

Operating expenses as reported	1,324	1,631	555	346	1,804	212	7	180	6,059
of which: personnel-related restructuring charges[5]	18	0	0	0	0	85	0	7	110
of which: non-personnel-related restructuring charges[5]	10	0	0	0	1	70	0	0	81
of which: restructuring charges allocated from CC – Services to business divisions and other CC units[5]	41	24	16	4	65	(155)	0	6	0
of which: impairment of an intangible asset					11				11
Operating expenses (adjusted)	1,255	1,607	538	342	1,727	212	7	167	5,857

Operating profit/(loss) before tax as reported	756	191	397	130	551	(253)	132	(145)	1,759
Operating profit/(loss) before tax (adjusted)	769	215	414	134	617	(253)	(127)	(132)	1,635

	For the quarter ended 31.3.15
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	2,247	1,801	979	511	2,657	374	313	(41)	8,841
of which: own credit on financial liabilities designated at fair value[4]							226		226
of which: gains on sales of real estate						378			378
of which: gain on sale of a subsidiary	141								141
Operating income (adjusted)	2,106	1,801	979	511	2,657	(4)	87	(41)	8,096

Operating expenses as reported	1,296	1,548	552	343	1,891	337	(4)	171	6,134
of which: personnel-related restructuring charges[5]	3	0	1	0	2	62	0	1	68
of which: non-personnel-related restructuring charges[5]	5	0	0	0	2	230	0	0	237
of which: restructuring charges allocated from CC – Services to business divisions and other CC units[5]	39	24	16	17	66	(173)	0	11	0
Operating expenses (adjusted)	1,250	1,524	536	325	1,821	218	(4)	160	5,829

Operating profit/(loss) before tax as reported	951	253	427	168	766	37	317	(212)	2,708
Operating profit/(loss) before tax (adjusted)	856	277	443	186	836	(222)	91	(201)	2,268

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    3  Corporate Center – Services operating expenses presented in this table are after service allocations to business divisions and Corporate Center units.    4  Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    5  Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for more information.

14

UBS Group

Adjusted results1,2 (continued)

	For the quarter ended 30.6.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,921	1,684	938	465	2,268	5	33	(168)	7,147
of which: own credit on financial liabilities designated at fair value[4]							72		72
of which: gains on sales of real estate						1			1
of which: gain from the partial sale of our investment in Markit					43				43
Operating income (adjusted)	1,921	1,684	938	465	2,225	4	(39)	(168)	7,031

Operating expenses as reported	1,566	1,473	584	359	1,704	(5)	3	245	5,929
of which: personnel-related restructuring charges[5]	3	0	2	0	(1)	24	0	0	28
of which: non-personnel-related restructuring charges[5]	15	0	0	0	2	43	0	0	61
of which: restructuring charges allocated from CC – Services to business divisions and other CC units[5]	19	7	11	2	26	(63)	0	(2)	0
Operating expenses (adjusted)	1,528	1,466	571	357	1,677	(9)	3	247	5,840

Operating profit/(loss) before tax as reported	355	211	354	105	564	10	31	(412)	1,218
Operating profit/(loss) before tax (adjusted)	393	218	367	107	548	13	(41)	(414)	1,191

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    3  Corporate Center – Services operating expenses presented in this table are after service allocations to business divisions and Corporate Center units.    4  Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    5  Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for more information.

15

Group performance

Adjusted results1,2

	Year-to-date 30.6.15
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	4,327	3,624	1,931	987	5,012	333	451	(6)	16,659
of which: own credit on financial liabilities designated at fair value[4]							486		486
of which: gains on sales of real estate						378			378
of which: gain on sale of a subsidiary	141								141
of which: gain on sale of the Belgian domestic Wealth Management business	56								56
of which: gain from a further partial sale of our investment in Markit					11				11
Operating income (adjusted)	4,130	3,624	1,931	987	5,001	(45)	(35)	(6)	15,587

Operating expenses as reported	2,621	3,179	1,106	688	3,695	549	2	351	12,193
of which: personnel-related restructuring charges[5]	21	0	1	0	2	146	0	8	178
of which: non-personnel-related restructuring charges[5]	14	0	0	0	3	300	0	0	318
of which: restructuring charges allocated from CC – Services to business divisions and other CC units[5]	80	48	32	21	131	(328)	0	16	0
of which: impairment of an intangible asset					11				11
Operating expenses (adjusted)	2,506	3,131	1,073	666	3,548	431	2	327	11,686

Operating profit/(loss) before tax as reported	1,707	445	824	299	1,317	(217)	449	(357)	4,467
Operating profit/(loss) before tax (adjusted)	1,625	493	857	321	1,453	(477)	(37)	(333)	3,902

	Year-to-date 30.6.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	3,865	3,345	1,870	916	4,468	14	83	(156)	14,405
of which: own credit on financial liabilities designated at fair value[4]							160		160
of which: gains on sales of real estate						24			24
of which: gain from the partial sale of our investment in Markit					43				43
Operating income (adjusted)	3,865	3,345	1,870	916	4,425	(10)	(77)	(156)	14,178

Operating expenses as reported	2,891	2,892	1,130	688	3,469	230	(5)	499	11,794
of which: personnel-related restructuring charges[5]	13	0	2	0	62	84	0	0	161
of which: non-personnel-related restructuring charges[5]	23	0	0	0	33	76	0	0	132
of which: restructuring charges allocated from CC – Services to business divisions and other CC units[5]	42	18	25	6	56	(154)	0	7	0
Operating expenses (adjusted)	2,813	2,874	1,103	682	3,318	224	(5)	492	11,501

Operating profit/(loss) before tax as reported	974	453	740	228	999	(215)	88	(654)	2,611
Operating profit/(loss) before tax (adjusted)	1,052	471	767	234	1,107	(233)	(72)	(647)	2,677

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    3  Corporate Center – Services operating expenses presented in this table are after service allocations to business divisions and Corporate Center units.    4  Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    5  Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for more information.

16

UBS Group

Results: 2Q15 vs 1Q15

We recorded an operating profit before tax of CHF 1,759 million compared with CHF 2,708 million, largely reflecting a decrease of CHF 1,023 million in operating income, driven by a decline of CHF 635 million in combined net interest and trading income, mainly in the Investment Bank, as well as CHF 400 million lower other income, primarily as the prior quarter included gains on sale of real estate of CHF 378 million. Operating expenses declined by CHF 75 million, mainly due to a CHF 48 million decrease in personnel expenses and CHF 18 million lower general and administrative expenses.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For the second quarter of 2015, the items we excluded were an own credit gain of CHF 259 million, a gain of CHF 56 million on the sale of the Belgian domestic Wealth Management business, a gain from a further partial sale of our investment in Markit of CHF 11 million, as well as net restructuring charges of CHF 191 million and an impairment of an intangible asset of CHF 11 million. For the first quarter of 2015, the items we excluded were an own credit gain of CHF 226 million, gains on sales of real estate of CHF 378 million, a gain of CHF 141 million on the sale of a subsidiary and net restructuring charges of CHF 305 million.

On this adjusted basis, profit before tax was CHF 1,635 million compared with CHF 2,268 million in the prior quarter.

Adjusted operating income decreased by CHF 604 million to CHF 7,492 million, mainly reflecting a decrease of CHF 668 million in adjusted combined net interest and trading income, largely in the Investment Bank and, to a lesser extent, in Corporate Center – Group ALM, Wealth Management and Retail & Corporate. Adjusted other income increased by CHF 52 million.

Adjusted operating expenses increased by CHF 28 million to CHF 5,857 million, reflecting CHF 13 million higher net charges for provisions for litigation, regulatory and similar matters and CHF 105 million higher other non-personnel expenses, largely offset by a decline of CHF 90 million in personnel expenses.

As a result of ongoing efforts to optimize our legal entity structure, we anticipate that some foreign currency translation gains and losses previously booked directly into equity through other comprehensive income will be released into profit and loss due to the sale or closure of branches and subsidiaries. In the second half of 2015, we expect to record net foreign currency translation losses of around CHF 120 million related to these disposals, although gains and losses could be recognized in different periods. Consistent with past practice, these gains and losses will be treated as adjusting items. The release of foreign currency translation losses to profit and loss will not affect shareholders’ equity or regulatory capital.

Operating income: 2Q15 vs 1Q15

Total operating income was CHF 7,818 million compared with CHF 8,841 million. On an adjusted basis, total operating income decreased by CHF 604 million to CHF 7,492 million. Adjusted combined net interest and trading income declined by CHF 668 million, largely in the Investment Bank and, to a lesser extent, in Corporate Center – Group ALM, Wealth Management and Retail & Corporate. Adjusted other income increased by CHF 52 million.

17

Group performance

Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14

Net interest and trading income
Net interest income	1,490	1,637	1,242	(9)	20	3,127	2,814
Net trading income	1,647	2,135	1,347	(23)	22	3,781	2,704
Total net interest and trading income	3,137	3,772	2,589	(17)	21	6,909	5,518

Wealth Management	711	806	671	(12)	6	1,517	1,342
Wealth Management Americas	375	357	326	5	15	732	649
Retail & Corporate	628	687	626	(9)	0	1,315	1,228
Global Asset Management	(2)	(6)	(5)	(67)	(60)	(8)	(6)
Investment Bank	1,341	1,717	1,140	(22)	18	3,058	2,406
of which: Corporate Client Solutions	212	274	284	(23)	(25)	486	548
of which: Investor Client Services	1,128	1,444	856	(22)	32	2,572	1,859
Corporate Center	84	209	(169)	(60)		294	(102)
of which: Services	(11)	26	1			14	10
of which: Group ALM	130	268	26	(51)	400	397	89
of which: own credit on financial liabilities designated at fair value	259	226	72	15	260	486	160
of which: Non-core and Legacy Portfolio	(34)	(84)	(196)	(60)	(83)	(118)	(201)
Total net interest and trading income	3,137	3,772	2,589	(17)	21	6,909	5,518

Net interest and trading income

Net interest and trading income decreased by CHF 635 million to CHF 3,137 million. The second quarter included an own credit gain on financial liabilities designated at fair value of CHF 259 million, primarily due to a widening of our funding spreads over the quarter. The prior quarter included an own credit gain on financial liabilities of CHF 226 million. Adjusted for the effect of own credit in both quarters, net interest and trading income decreased by CHF 668 million to CHF 2,878 million, largely in the Investment Bank and, to a lesser extent, in Corporate Center – Group ALM, Wealth Management and Retail & Corporate.

In Wealth Management, net interest and trading income decreased by CHF 95 million to CHF 711 million. Net trading income decreased by CHF 103 million to CHF 143 million, mainly due to decreases across all regions and most products as well as lower allocated revenues from Group ALM. Net interest income increased by CHF 8 million to CHF 568 million, mainly due to higher lending and deposit revenues, partly offset by a decrease in allocated revenues from Group ALM.

In Wealth Management Americas, net interest and trading income increased by CHF 18 million to CHF 375 million. Net interest income increased by CHF 19 million to CHF 282 million, mainly due to continued growth in loan and deposit balances as well as higher income from the financial investment available-for-sale portfolio. Net trading income was broadly unchanged at CHF 93 million.

In Retail & Corporate, net interest and trading income decreased by CHF 59 million to CHF 628 million. Net trading income decreased by CHF 51 million to CHF 68 million, mainly due to lower allocated revenues from Group ALM and decreased foreign-exchange trading income.

Net interest income decreased by CHF 8 million to CHF 560 million on lower allocated revenues from Group ALM. Net interest income from lending and deposits remained broadly unchanged.

In the Investment Bank, net interest and trading income decreased by CHF 376 million to CHF 1,341 million. Net interest and trading income in foreign exchange, rates and credit decreased by CHF 313 million, mainly as volatility and client activity levels were elevated in the prior quarter following the Swiss National Bank’s actions of 15 January 2015. Equities net interest and trading income was broadly unchanged. Corporate Client Solutions net interest and trading income decreased by CHF 62 million.

Corporate Center – Group ALM net interest and trading income, adjusted for the effect of own credit, decreased by CHF 171 million, largely as the second quarter of 2015 included a loss of CHF 57 million related to our cash flow hedges compared with a gain of CHF 159 million in the prior quarter.

In Corporate Center – Non-core and Legacy Portfolio, net interest and trading income increased by CHF 50 million, mainly as the first quarter included valuation losses on financial assets designated at fair value as well as on certain equity positions.

è

Refer to the “Recent developments” section of this report for more information on the change in segment reporting related to fair value gains and losses on certain internal funding transactions and own credit

è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information
è	Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on own credit

18

UBS Group

Credit loss (expense)/recovery

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Wealth Management	(1)	1	2			0	3
Wealth Management Americas	0	0	(2)		(100)	0	15
Retail & Corporate	(4)	(21)	(8)	(81)	(50)	(25)	4
Investment Bank	(8)	2	(6)		33	(6)	(6)
Corporate Center	0	2	(2)	(100)	(100)	2	(2)
of which: Non-core and Legacy Portfolio	0	2	(2)	(100)	(100)	2	(2)
Total	(13)	(16)	(14)	(19)	(7)	(29)	14

Net fee and commission income

Net fee and commission income was CHF 4,409 million in the second quarter of 2015 compared with CHF 4,401 million in the prior quarter.

Net brokerage fees decreased by CHF 60 million to CHF 785 million, predominantly due to lower client activity.

Underwriting fees rose by CHF 40 million to CHF 385 million, mostly in equity underwriting due to higher revenues from public offerings as the fee pool increased, as well as higher revenues from private transactions.

Mergers and acquisitions and corporate finance fees increased by CHF 12 million to CHF 190 million, reflecting increased participation in mergers and acquisitions transactions.

Portfolio management and advisory fees increased by CHF 11 million to CHF 1,951 million, largely in Wealth Management, driven by higher portfolio management fees, and in Wealth Management Americas, mainly due to higher managed account fees. These increases were partly offset by a decline in Global Asset Management, largely due to lower performance fees.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was CHF 285 million compared with CHF 685 million in the prior quarter. The second quarter of 2015 included a gain of CHF 56 million on the sale of the Belgian domestic Wealth Management business and a gain of CHF 11 million from a further partial sale of our investment in Markit. The prior quarter included gains on sales of real estate of CHF 378 million and a gain of CHF 141 million on the sale of a subsidiary.

Excluding these items, adjusted other income increased by CHF 52 million to CHF 218 million, mainly as the second quarter included a gain of CHF 57 million related to the settlement of two litigation claims in Corporate Center – Non-core and Legacy Portfolio.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

19

Group performance

Operating income Wealth Management, Wealth Management Americas and Retail & Corporate

	Wealth Management			Wealth Management Americas			Retail & Corporate
	For the quarter ended
CHF million	30.6.15	31.3.15	30.6.14	30.6.15	31.3.15	30.6.14	30.6.15	31.3.15	30.6.14
Net interest income	568	560	518	282	263	232	560	568	541
Recurring net fee income	976	949	922	1,140	1,124	1,032	135	134	138
Transaction-based income	459	589	472	398	410	412	241	284	247
Other income	78	149	7	3	5	10	21	13	20
Income	2,081	2,246	1,919	1,823	1,801	1,686	956	1,000	945
Credit loss (expense)/recovery	(1)	1	2	0	0	(2)	(4)	(21)	(8)
Total operating income	2,080	2,247	1,921	1,823	1,801	1,684	952	979	938

Operating income Wealth Management, Wealth Management Americas and Retail & Corporate

	Wealth Management		Wealth Management Americas		Retail & Corporate
	Year-to-date
CHF million	30.6.15	30.6.14	30.6.15	30.6.14	30.6.15	30.6.14
Net interest income	1,128	1,013	545	454	1,128	1,063
Recurring net fee income	1,925	1,819	2,263	2,028	269	283
Transaction-based income	1,048	1,014	807	832	525	481
Other income	227	16	8	15	35	39
Income	4,327	3,862	3,624	3,330	1,956	1,866
Credit loss (expense)/recovery	0	3	0	15	(25)	4
Total operating income	4,327	3,865	3,624	3,345	1,931	1,870

Recurring net fee and transaction-based income in Wealth Management, Wealth Management Americas and Retail & Corporate

Recurring net fee income for Wealth Management, Wealth Management Americas and Retail & Corporate includes fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account keeping fees, which are generated on the respective business divisions’ client assets. This is part of total net fee and commission income in the UBS Group financial statements. Transaction-based income includes non-recurring net fee and commission income for these business divisions, mainly consisting of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with the respective divisional net trading income.

In Wealth Management, recurring net fee income increased by CHF 27 million to CHF 976 million, reflecting the positive effect of pricing measures, continued growth in discretionary and advisory mandates and an increase in average invested assets, partly offset by lower income due to the ongoing effects of cross-border outflows. Transaction-based income decreased by CHF 130 million to CHF 459 million with decreases across all regions and most products, mainly due to reduced levels of market activity. Transaction-based allocated revenues from Group ALM also decreased.

In Wealth Management Americas, recurring net fee income increased by CHF 16 million to CHF 1,140 million, mainly due to an increase in managed account fees which were calculated on increased invested asset levels at the end of the prior quarter, partly offset by unfavorable currency effects.

In Retail & Corporate, recurring net fee income was almost unchanged at CHF 135 million. Transaction-based income decreased by CHF 43 million to CHF 241 million, mainly due to lower allocated revenues from Group ALM and lower income from foreign-exchange trading, partly offset by higher credit card-related income.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Retail & Corporate” sections of this report for more information

20

UBS Group

Operating expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Personnel expenses (adjusted)[1]
Salaries	1,498	1,516	1,509	(1)	(1)	3,015	3,045
Total variable compensation	988	1,040	920	(5)	7	2,029	1,772
of which: relating to current year[2]	764	855	707	(11)	8	1,619	1,373
of which: relating to prior years[3]	224	185	213	21	5	408	399
Wealth Management Americas: Financial advisor compensation[4]	878	870	822	1	7	1,748	1,612
Other personnel expenses[5]	649	677	562	(4)	15	1,327	1,217
Total personnel expenses (adjusted)[1]	4,014	4,104	3,814	(2)	5	8,119	7,648
Non-personnel expenses (adjusted)[1]
Provisions for litigation, regulatory and similar matters	71	58	254	22	(72)	130	447
Other non-personnel expenses[6]	1,771	1,666	1,772	6	0	3,437	3,406
Total non-personnel expenses (adjusted)[1]	1,842	1,725	2,026	7	(9)	3,567	3,853
Total operating expenses (adjusted)	5,857	5,829	5,840	0	0	11,686	11,501
Adjusting items	202	305	89	(34)	127	507	293
of which: personnel-related restructuring charges	110	68	28	62	293	178	161
of which: non-personnel-related restructuring charges	81	237	61	(66)	33	318	132
of which: impairment of intangible assets	11					11
Total operating expenses as reported	6,059	6,134	5,929	(1)	2	12,193	11,794

1  Excluding adjusting items.    2  Includes expenses relating to performance awards and other variable compensation for the respective performance year.    3  Consists of amortization of prior years’ awards relating to performance awards and other variable compensation.    4  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    5   Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information.    6   Includes general and administrative expenses (excluding charges for provisions for litigation, regulatory and similar matters), as well as depreciation and impairment of property, equipment and software and amortization and impairment of intangible assets.

Operating expenses: 2Q15 vs 1Q15

Total operating expenses decreased by CHF 75 million to CHF 6,059 million. Restructuring charges were CHF 191 million compared with CHF 305 million in the prior quarter. Personnel-related restructuring charges increased by CHF 42 million to CHF 110 million, while non-personnel-related restructuring charges decreased by CHF 156 million to CHF 81 million, largely reflecting lower charges for provisions for onerous lease contracts.

Excluding restructuring charges, adjusted total operating expenses increased by CHF 28 million to CHF 5,857 million, reflecting CHF 117 million higher non-personnel expenses, largely offset by a decline of CHF 90 million in personnel expenses.

è	Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for more information on restructuring charges

Personnel expenses

Personnel expenses decreased by CHF 48 million to CHF 4,124 million. On an adjusted basis, excluding restructuring charges of CHF 110 million compared with CHF 68 million, personnel expenses decreased by CHF 90 million to CHF 4,014 million.

Expenses for salaries, excluding the effect of restructuring, decreased slightly to CHF 1,498 million.

Adjusted for the effect of restructuring, total variable compensation expenses were CHF 988 million compared with CHF 1,040 million. Expenses for current-year awards decreased by CHF 91 million, reflecting lower performance. Expenses relating to the amortization of prior years’ awards increased by CHF 39 million to CHF 224 million, mainly reflecting a larger release of prior-year compensation accruals in the prior quarter.

Financial advisor compensation in Wealth Management Americas increased by CHF 8 million to CHF 878 million, primarily reflecting higher performance-based compensation as well as higher compensable revenues, partly offset by favorable currency effects.

Other personnel expenses decreased by CHF 28 million to CHF 649 million on an adjusted basis, largely due to CHF 23 million lower social security costs related to variable compensation.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by CHF 18 million to CHF 1,695 million. Net restructuring charges decreased to CHF 80 million from CHF 226 million, primarily due to lower expenses for onerous lease provisions. On an adjusted basis, excluding restructuring charges, general and administrative expenses increased by CHF 128 million, reflecting increases in expenses for marketing and public relations, professional fees and administration costs of CHF 34 million, CHF 27 million and CHF 21 million, respectively. Furthermore, charges for other provisions increased.

21

Group performance

Net charges for provisions for litigation, regulatory and similar matters increased by CHF 13 million. At this point in time, we believe that the industry continues to operate in an environment where charges associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information
è	Refer to “Note 16 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

Depreciation, impairment and amortization

Depreciation and impairment of property, equipment and software was CHF 209 million compared with CHF 221 million. The second quarter included restructuring charges of CHF 1 million compared with CHF 11 million. On an adjusted basis, excluding restructuring charges, depreciation and impairment of property, equipment and software was stable at CHF 208 million.

Amortization and impairment of intangible assets was CHF 30 million compared with CHF 28 million.

Tax: 2Q15 vs 1Q15

We recognized a net income tax expense of CHF 443 million for the second quarter of 2015 compared with a net expense of CHF 670 million in the first quarter. The second-quarter net expense included a tax expense of CHF 209 million in respect of the amortization of deferred tax assets previously recognized in relation to tax losses carried forward and deductible temporary differences to reflect their offset against Swiss taxable profits for the quarter. It also included net tax expenses of CHF 216 million, which mainly relates to branches and subsidiaries that incur current tax expenses. In addition, following the reassessment of deferred tax asset recognition in the first quarter to reflect changes in tax law and updated local profit forecasts in certain locations, a further decrease in deferred tax assets of CHF 18 million was recognized in the second quarter.

The net tax expense recognized in the first quarter included a deferred tax expense of CHF 502 million, reflecting the amortization of previously recognized deferred tax assets that were utilized against Swiss taxable profits for the quarter. In addition, it included net tax expenses of CHF 150 million in respect of taxable profits mainly generated by branches and subsidiaries outside Switzerland. Furthermore, the net income tax expense included a decrease in recognized deferred tax assets of CHF 18 million to reflect the aforementioned changes in tax law and updated profit forecasts.

In 2015, we expect the effective tax rate to be approximately 25%, excluding any impact from deferred tax asset reassessments in the second half of the year. Consistent with past practice, we expect to remeasure our deferred tax assets in the third quarter of 2015 based on a reassessment of future profitability, taking into account updated business plan forecasts. We also expect to consider a further extension of the forecast period used for US deferred tax asset recognition purposes from six to seven years. If we extend the forecast period, this effect combined with the impact of updated business plan forecasts could result in a US upward deferred tax asset revaluation of around CHF 1.5 billion. The full-year effective tax rate could differ materially from the estimated effective tax rate as a result of this reassessment.

Total comprehensive income attributable to UBS Group AG shareholders: 2Q15 vs 1Q15

Total comprehensive income attributable to UBS Group AG shareholders was a loss of CHF 595 million compared with a gain of CHF 1,808 million in the prior quarter. Net profit attributable to UBS Group AG shareholders was CHF 1,209 million compared with CHF 1,977 million. Other comprehensive income (OCI) attributable to UBS Group AG shareholders was negative CHF 1,805 million compared with negative CHF 169 million.

In the second quarter of 2015, OCI included foreign currency translation losses of CHF 727 million (net of tax), primarily related to the weakening of the US dollar against the Swiss franc compared with losses of CHF 799 million in the prior quarter.

OCI related to cash flow hedges was negative CHF 532 million (net of tax) compared with positive CHF 14 million, and mainly reflected increases in long-term interest rates across all major currencies.

OCI on defined benefit plans was negative CHF 402 million (net of tax) compared with positive CHF 539 million in the prior quarter. We recorded a pre-tax OCI loss of CHF 875 million related to our Swiss pension plan, due to an OCI reduction of CHF 1,348 million representing the excess of the pension surplus over the estimated future economic benefit and a decrease in the fair value of the underlying plan assets of CHF 336 million. This was partly offset by a decline in the defined benefit obligation (DBO) of CHF 808 million, primarily reflecting an increase in the applicable discount rate from 0.8% as of 31 March 2015 to 1.1% as of 30 June 2015. The OCI loss on the Swiss pension plan was partly offset by net pre-tax OCI gains on non-Swiss pension plans of CHF 307 million, mainly related to a DBO reduction of CHF 445 million, primarily following an increase in applicable discount rates, partly offset by a decrease in the fair value of underlying plan assets of CHF 138 million. The DBO reduction included a decline of

22

UBS Group

CHF 136 million from a refinement in our estimate of certain actuarial assumptions.

OCI associated with financial investments available-for-sale was negative CHF 143 million (net of tax) compared with positive CHF 77 million in the prior quarter, and mainly related to unrealized net losses following increases in relevant long-term interest rates, partly offset by net gains that were reclassified from OCI to the income statement upon sale of investments.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on changes in actuarial assumptions for non-Swiss pension plans
è

Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of our Annual Report 2014 for more information on other comprehensive income related to defined benefit plans

Net profit attributable to non-controlling interests: 2Q15 vs 1Q15

Net profit attributable to non-controlling interests was CHF 106 million in the second quarter of 2015 compared with CHF 61 million in the prior quarter.

In the second quarter, dividends of CHF 45 million were paid for preferred notes issued by UBS AG, for which no accrual was required in a prior period. In addition, the second quarter included an accrual of CHF 31 million for future dividend payments triggered by the dividend payment to UBS shareholders in May 2015. Net profit attributable to non-controlling interests in UBS AG was CHF 30 million compared with CHF 61 million in the prior quarter.

We expect to attribute net profit to non-controlling interests related to preferred notes issued by UBS AG of CHF 80 million and CHF 70 million in 2016 and 2017, respectively.

Performance by reporting segment: 2Q15 vs 1Q15

Management’s discussion and analysis by reporting segment is provided in the “UBS business divisions and Corporate Center” section of this report.

Key figures and personnel: 2Q15 vs 1Q15

Common equity tier 1 capital ratio

During the second quarter of 2015, our fully applied CET1 capital ratio increased 0.7 percentage points to 14.4%, well above our target of at least 13.0%, with the increase resulting from a CHF 6.6 billion decrease in RWA and an increase of CHF 0.7 billion in CET1 capital.

è	Refer to the “Capital management” section of this report for more information

Risk-weighted assets

Risk-weighted assets (RWA) decreased by CHF 6.6 billion to CHF 209.8 billion as of 30 June 2015 on a fully applied basis, below our target of less than CHF 215 billion by year-end 2015. The decrease of CHF 6.6 billion was mainly due to reductions in operational risk RWA and market risk RWA.

Credit risk RWA were broadly unchanged at CHF 107.4 billion mainly as decreases in Corporate Center – Non-core and Legacy Portfolio and in Wealth Management Americas were largely offset by increases in the Investment Bank and in Corporate Center – Group ALM.

Market risk RWA decreased by CHF 2.4 billion, mainly related to risks-not-in-VaR and stressed value-at-risk.

Operational risk RWA decreased by CHF 4.0 billion, as incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA decreased by CHF 4.2 billion to CHF 13.3 billion as of 30 June 2015.

è	Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The Swiss SRB leverage ratio denominator decreased by CHF 33 billion to CHF 944 billion on a fully applied basis compared with our target of CHF 900 billion by 2016. The decrease during the second quarter of 2015 mainly occurred in Corporate Center – Group ALM and Corporate Center – Non-core and Legacy Portfolio and primarily reflected a CHF 72 billion reduction in on-balance sheet assets, partly offset by lower netting of derivative exposures of CHF 43 billion.

è	Refer to the “Capital management” section of this report for more information

Cost/income ratio

The cost/income ratio increased to 77.4% from 69.2%. On an adjusted basis, the cost/income ratio increased to 78.0% from 71.8% and was above our target range of 60% to 70%.

Return on tangible equity

The return on tangible equity (RoTE) was 11.0% in the second quarter of 2015 compared with 17.8% in the prior quarter. On an adjusted basis, the annualized RoTE for the first six months of 2015 was 12.0%, above our target of around 10% in 2015.

23

Group performance

Return on equity

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14

Net profit
Net profit attributable to UBS Group AG shareholders	1,209	1,977	792	(39)	53	3,186	1,846
Amortization and impairment of intangible assets	30	28	19	7	58	58	39
Pre-tax adjustment items[1]	(135)	(440)	(27)	(69)	400	(576)	66
Tax effect on adjustment items[2]	(22)	52	(8)		175	30	(47)
Adjusted net profit attributable to UBS Group AG shareholders[3]	1,082	1,617	776	(33)	39	2,698	1,904

Equity
Equity attributable to UBS Group AG shareholders	50,211	52,359	49,532	(4)	1	50,211	49,532
Less: goodwill and intangible assets[4]	6,101	6,342	6,229	(4)	(2)	6,101	6,229
Tangible equity attributable to UBS Group AG shareholders	44,110	46,017	43,303	(4)	2	44,110	43,303

Return on equity
Return on equity (%)	9.4	15.4	6.4			12.4	7.6
Return on tangible equity (%)	11.0	17.8	7.5			14.4	8.8
Adjusted return on tangible equity (%)	9.6	14.4	7.2			12.0	8.9

1  Refer to the table “Adjusted results” in this section for more information.    2   Generally reflects an indicative tax rate of 22% on pre-tax adjustment items, apart from own credit on financial liabilities designated at fair value, which has a lower indicative tax rate of 2%.    3  Net profit attributable to UBS Group AG shareholders excluding amortization and impairment of intangible assets, pre-tax adjustment items and tax effect on pre-tax adjustment items.    4  Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders have been adjusted to reflect the non-controlling interests in UBS AG, where applicable.

Net new money

In Wealth Management, excluding a negative effect on net new money of CHF 6.6 billion from our balance sheet and capital optimization program, adjusted net new money was CHF 8.4 billion, driven by inflows from all regions. On a global basis, adjusted net new money from ultra high net worth clients was CHF 7.1 billion compared with CHF 10.1 billion in the prior quarter. On a reported basis, net new money was CHF 1.8 billion.

In Wealth Management Americas, net new money was an outflow of CHF 0.7 billion or USD 0.7 billion, which mainly reflected net outflows from financial advisors employed with UBS for more than one year, primarily due to client withdrawals of approximately

USD 3.9 billion associated with seasonal income tax payments.

In Global Asset Management, excluding money market flows, net new money inflows were CHF 8.3 billion compared with CHF 7.5 billion. By client segment, net inflows from third parties were CHF 5.3 billion compared with CHF 2.5 billion in the prior quarter. Net inflows from clients of UBS’s wealth management businesses were CHF 3.0 billion compared with CHF 5.1 billion.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

Net new money1

	For the quarter ended			Year-to-date
CHF billion	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14
Wealth Management	1.8	14.4	10.7	16.1	21.6
Wealth Management (adjusted)[2]	8.4	14.4	10.7	22.7	21.6
Wealth Management Americas	(0.7)	4.6	(2.2)	3.9	(0.3)
Global Asset Management	9.0	5.1	8.0	14.1	17.6
of which: excluding money market flows	8.3	7.5	11.6	15.8	24.6
of which: money market flows	0.7	(2.4)	(3.6)	(1.7)	(7.0)

1  Net new money excludes interest and dividend income.    2  Adjusted net new money excludes the negative effect on net new money of CHF 6.6 billion from our balance sheet and capital optimization program in the second quarter of 2015.

24

UBS Group

Invested assets

	As of			% change from
CHF billion	30.6.15	31.3.15	30.6.14	31.3.15	30.6.14
Wealth Management	945	970	928	(3)	2
Wealth Management Americas	977	1,021	902	(4)	8
Global Asset Management	650	661	621	(2)	5
of which: excluding money market funds	592	601	563	(1)	5
of which: money market funds	58	60	58	(3)	0

Invested assets

In Wealth Management, invested assets decreased by CHF 25 billion to CHF 945 billion, due to negative currency translation effects of CHF 18 billion, negative market performance of CHF 5 billion and a reduction of CHF 3 billion due to the sale of the Belgian domestic Wealth Management business that did not affect net new money, partly offset by net new money inflows of CHF 2 billion.

In Wealth Management Americas, invested assets decreased by CHF 44 billion to CHF 977 billion, mainly due to the strengthening of the Swiss franc versus the US dollar. In US dollar terms,

invested assets decreased by USD 5 billion to USD 1,045 billion, reflecting negative market performance of USD 5 billion as well as net new money outflows of USD 1 billion.

In Global Asset Management, invested assets decreased by CHF 11 billion to CHF 650 billion, mainly due to negative currency translation effects of CHF 15 billion and negative market performance of CHF 5 billion, partly offset by net new money inflows of CHF 9 billion.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

Personnel by business division and Corporate Center1

	As of			% change from
Full-time equivalents	30.6.15	31.3.15	30.6.14	31.3.15	30.6.14
Wealth Management	10,257	10,366	10,243	(1)	0
Wealth Management Americas	13,235	13,275	13,558	0	(2)
Retail & Corporate	5,086	5,157	5,210	(1)	(2)
Global Asset Management	2,434	2,369	2,260	3	8
Investment Bank	5,192	5,276	5,167	(2)	0
Corporate Center	23,443	23,670	23,649	(1)	(1)
of which: Services	23,221	23,424	23,368	(1)	(1)
of which: Group ALM	122	122	121	0	1
of which: Non-core and Legacy Portfolio	101	125	160	(19)	(37)
Total	59,648	60,113	60,087	(1)	(1)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes. Refer to the “Recent developments” section of this report for more information on personnel allocations from Corporate Center – Services to business divisions and other Corporate Center units.

25

Group performance

Personnel by region

	As of			% change from
Full-time equivalents	30.6.15	31.3.15	30.6.14	31.3.15	30.6.14
Americas	20,630	20,893	21,168	(1)	(3)
of which: USA	19,484	19,713	19,896	(1)	(2)
Asia Pacific	7,391	7,483	7,374	(1)	0
Europe, Middle East and Africa	10,234	10,247	10,105	0	1
of which: UK	5,356	5,411	5,470	(1)	(2)
of which: Rest of Europe	4,710	4,668	4,482	1	5
of which: Middle East and Africa	168	169	153	(1)	10
Switzerland	21,393	21,489	21,440	0	0
Total	59,648	60,113	60,087	(1)	(1)

Personnel

We employed 59,648 personnel as of 30 June 2015, a decrease of 465 compared with 60,113 personnel as of 31 March 2015. Corporate Center – Services personnel decreased by 203 primarily related to reductions in Group Operations and Group Technology.

Wealth Management personnel decreased by 109 due to attrition of lower-producing advisors and the sale of the Belgian domestic Wealth Management business. Global Asset Management personnel increased by 65, with the increase mainly related to distribution and product development teams within traditional investments.

è	Refer to the discussions of personnel in the “UBS business divisions and Corporate Center” section of this report for more information
è	Refer to the “Recent developments” section of this report for more information on personnel allocations from Corporate Center – Services to business divisions and other Corporate Center units

Results: 6M15 vs 6M14

Net profit attributable to UBS Group AG shareholders was CHF 3,186 million in the first half of 2015 compared with

CHF 1,846 million in the same period a year earlier. Operating profit before tax was CHF 4,467 million compared with CHF 2,611 million, largely reflecting an increase of CHF 2,254 million in operating income, driven by CHF 1,391 million higher net interest and trading income, an increase of CHF 505 million in other income as well as CHF 402 million higher net fee and commission income. This was partly offset by an increase of CHF 399 million in operating expenses, largely due to higher personnel expenses, partly offset by lower general and administrative expenses.

For the first half of 2015, the items we excluded for the purpose of determining adjusted results were an own credit gain of CHF 486 million, gains of CHF 378 million on sales of real estate, a gain of CHF 141 million on the sale of a subsidiary, a gain of CHF 56 million on the sale of the Belgian domestic Wealth Management business, a gain of CHF 11 million from a further partial sale of our investment in Markit, as well as net restructuring charges of CHF 496 million and an impairment of CHF 11 million of an intangible asset. For the first half of 2014, the items we excluded were an own credit gain of CHF 160 million, gains of CHF 24 million on sales of real estate, a gain of CHF 43 million on the partial sale of our investment in Markit and net restructuring charges of CHF 293 million.

26

UBS Group

On an adjusted basis, profit before tax increased by CHF 1,225 million to CHF 3,902 million, reflecting an increase of CHF 1,409 million in operating income, partly offset by CHF 185 million higher operating expenses.

Adjusted operating income increased by CHF 1,409 million to CHF 15,587 million, mainly reflecting CHF 1,065 million higher net interest and trading income and an increase of CHF 402 million in net fee and commission income. Adjusted other income decreased slightly to CHF 384 million.

Adjusted combined net interest and trading income increased by CHF 1,065 million. Within the Investment Bank, equities net interest and trading revenues increased by CHF 405 million, mainly due to higher revenues in financing services and derivatives. Financing services revenues increased due to higher equity finance revenues across all regions, most notably in Asia Pacific. Derivatives revenues increased mainly as a result of higher client activity and volatility levels. Foreign exchange, rates and credit net interest and trading income increased by CHF 309 million, mainly reflecting increases in client activity and volatility. Corporate Client Solutions decreased by CHF 62 million. Wealth Management net interest and trading income increased by CHF 175 million, mainly due to higher lending revenues and an increase in allocated revenues from Group ALM.

Net fee and commission income increased by CHF 402 million largely due to CHF 393 million higher portfolio management and advisory fees in our wealth management businesses.

Adjusted operating expenses increased by CHF 185 million to CHF 11,686 million. Personnel expenses increased by CHF 471 million, mainly due to increased expenses for variable compensation and higher financial advisor compensation in Wealth Management Americas. This was partly offset by a CHF 317 million decline in net charges for provisions for litigation, regulatory and similar matters.

27

Group performance

Regional performance

The operating regions shown in the “Regional performance” table below correspond to the management structure of the Group from a regional perspective. The allocation of income and expenses to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments which management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client and trading and portfolio management revenues are attributed to the country where the risk is managed. This revenue attribution is consistent with the mandate of our country and regional Presidents. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to the Corporate Center – Non-core and Legacy Portfolio, certain litigation expenses and restructuring charges and other items, are managed at the Group level. These revenues and expenses are included in the Global column.

Regional performance

	Americas			Asia Pacific			Europe, Middle East and Africa
	For the quarter ended			For the quarter ended			For the quarter ended
CHF billion	30.6.15	31.3.15	30.6.14	30.6.15	31.3.15	30.6.14	30.6.15	31.3.15	30.6.14
Operating income
Wealth Management	0.1	0.1	0.1	0.6	0.6	0.4	1.0	1.0	1.0
Wealth Management Americas	1.8	1.8	1.7	0.0	0.0	0.0	0.0	0.0	0.0
Retail & Corporate	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Global Asset Management	0.2	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.1
Investment Bank	0.7	0.8	0.7	0.8	0.7	0.6	0.7	0.8	0.7
Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total operating income	2.8	2.9	2.6	1.5	1.4	1.2	1.8	1.9	1.7

Operating expenses
Wealth Management	0.1	0.1	0.1	0.4	0.4	0.3	0.6	0.6	0.9
Wealth Management Americas	1.6	1.5	1.5	0.0	0.0	0.0	0.0	0.0	0.0
Retail & Corporate	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Global Asset Management	0.1	0.1	0.1	0.1	0.0	0.0	0.1	0.1	0.1
Investment Bank	0.5	0.6	0.5	0.5	0.5	0.5	0.5	0.6	0.5
Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total operating expenses	2.4	2.4	2.2	0.9	0.9	0.8	1.2	1.3	1.5

Operating profit/(loss) before tax
Wealth Management	0.0	0.0	0.0	0.2	0.2	0.1	0.4	0.4	0.1
Wealth Management Americas	0.2	0.3	0.2	0.0	0.0	0.0	0.0	0.0	0.0
Retail & Corporate	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Global Asset Management	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0
Investment Bank	0.1	0.2	0.1	0.4	0.3	0.2	0.1	0.2	0.2
Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Operating profit/(loss) before tax	0.4	0.5	0.4	0.6	0.5	0.3	0.5	0.6	0.3

28

UBS Group

Switzerland			Global			Total
For the quarter ended			For the quarter ended			For the quarter ended
30.6.15	31.3.15	30.6.14	30.6.15	31.3.15	30.6.14	30.6.15	31.3.15	30.6.14

0.4	0.4	0.4	0.0	0.1	0.0	2.1	2.2	1.9
0.0	0.0	0.0	0.0	0.0	0.0	1.8	1.8	1.7
1.0	1.0	0.9	0.0	0.0	0.0	1.0	1.0	0.9
0.1	0.1	0.1	0.0	0.0	0.0	0.5	0.5	0.5
0.2	0.4	0.3	0.0	0.0	0.0	2.4	2.7	2.3
0.0	0.0	0.0	0.1	0.6	(0.1)	0.1	0.6	(0.1)
1.7	1.9	1.7	0.1	0.8	(0.1)	7.8	8.8	7.1

0.2	0.2	0.3	0.0	0.0	0.0	1.3	1.3	1.6
0.0	0.0	0.0	0.0	0.0	0.0	1.6	1.5	1.5
0.6	0.6	0.6	0.0	0.0	0.0	0.6	0.6	0.6
0.1	0.1	0.1	0.0	0.0	0.0	0.3	0.3	0.4
0.2	0.2	0.2	0.1	0.1	0.0	1.8	1.9	1.7
0.0	0.0	0.0	0.4	0.5	0.2	0.4	0.5	0.2
1.0	1.0	1.1	0.6	0.6	0.3	6.1	6.1	5.9

0.2	0.2	0.1	0.0	0.1	0.0	0.8	1.0	0.4
0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.3	0.2
0.4	0.4	0.4	0.0	0.0	0.0	0.4	0.4	0.4
0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.2	0.1
0.1	0.2	0.1	(0.2)	(0.1)	0.0	0.6	0.8	0.6
0.0	0.0	0.0	(0.3)	0.1	(0.4)	(0.3)	0.1	(0.4)
0.7	0.9	0.6	(0.4)	0.2	(0.4)	1.8	2.7	1.2

29

30

UBS business divisions and Corporate Center Management report

Wealth Management

Wealth Management

Profit before tax was CHF 756 million in the second quarter of 2015, a decrease of CHF 195 million compared with the first quarter of 2015. Adjusted for gains on sales and restructuring charges, profit before tax decreased by CHF 87 million to CHF 769 million, reflecting CHF 82 million lower operating income, mainly due to lower transaction-based income. The adjusted net margin on invested assets decreased by 3 basis points to 32 basis points.

Wealth Management1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Net interest income	568	560	518	1	10	1,128	1,013
Recurring net fee income	976	949	922	3	6	1,925	1,819
Transaction-based income	459	589	472	(22)	(3)	1,048	1,014
Other income	78	149	7	(48)		227	16
Income	2,081	2,246	1,919	(7)	8	4,327	3,862
Credit loss (expense)/recovery	(1)	1	2			0	3
Total operating income	2,080	2,247	1,921	(7)	8	4,327	3,865
Personnel expenses	656	661	603	(1)	9	1,316	1,232
General and administrative expenses	134	111	425	21	(68)	245	614
Services (to)/from other business divisions and Corporate Center	533	521	536	2	(1)	1,055	1,040
of which: services from CC – Services	519	508	522	2	(1)	1,027	1,008
Depreciation and impairment of property, equipment and software	1	2	1	(50)	0	3	2
Amortization and impairment of intangible assets	1	1	1	0	0	2	3
Total operating expenses[2]	1,324	1,296	1,566	2	(15)	2,621	2,891
Business division operating profit/(loss) before tax	756	951	355	(21)	113	1,707	974

Key performance indicators[3]
Pre-tax profit growth (%)	(20.5)	47.2	(42.6)			75.3	(20.2)
Cost/income ratio (%)	63.6	57.7	81.6			60.6	74.9
Net new money growth (%)[4]	3.5	5.8	4.8			4.6	4.9
Gross margin on invested assets (bps)	87	92	84	(5)	4	89	86
Net margin on invested assets (bps)	32	39	16	(18)	100	35	22

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.    3  Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.    4  Based on adjusted net new money.

32

UBS business divisions and Corporate Center

Wealth Management1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14

Additional information
Recurring income	1,544	1,509	1,440	2	7	3,053	2,832
Recurring income as a % of income (%)	74.2	67.2	75.0			70.6	73.3
Average attributed equity (CHF billion)[2]	3.4	3.6	3.4	(6)	0	3.5	3.4
Return on attributed equity (%)	88.9	105.7	41.8			97.5	57.3
Risk-weighted assets (fully applied, CHF billion)[3]	25.8	25.7	22.1	0	17	25.8	22.1
Risk-weighted assets (phase-in, CHF billion)[3]	25.8	26.0	22.6	(1)	14	25.8	22.6
Return on risk-weighted assets, gross (%)[4]	32.1	34.7	34.6			33.4	35.3
Leverage ratio denominator (phase-in, CHF billion)[5]	129.7	134.2	129.0	(3)	1	129.7	129.0
Goodwill and intangible assets (CHF billion)	1.3	1.3	1.3	0	0	1.3	1.3
Net new money (CHF billion)	1.8	14.4	10.7			16.1	21.6
Net new money adjusted (CHF billion)[6]	8.4	14.4	10.7			22.7	21.6
Invested assets (CHF billion)	945	970	928	(3)	2	945	928
Client assets (CHF billion)	1,115	1,142	1,083	(2)	3	1,115	1,083
Loans, gross (CHF billion)	110.9	110.8	105.3	0	5	110.9	105.3
Due to customers (CHF billion)	173.2	188.4	187.5	(8)	(8)	173.2	187.5
Personnel (full-time equivalents)	10,257	10,366	10,243	(1)	0	10,257	10,243
Client advisors (full-time equivalents)	4,079	4,326	4,245	(6)	(4)	4,079	4,245

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  Based on phase-in Basel III risk-weighted assets.    5  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    6  Adjusted net new money excludes the negative effect on net new money of CHF 6.6 billion from our balance sheet and capital optimization program in the second quarter of 2015.

Regional breakdown of key figures1, 2

As of or for the quarter ended 30.6.15	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth		of which: Global Family Office[3]
Net new money (CHF billion)	0.6	3.4	0.8	(2.5)	2.8		1.1
Net new money adjusted (CHF billion)[4]	1.8	4.5	2.4	0.1	7.1		2.3
Net new money growth (%)[5]	2.1	6.5	5.4	0.2	5.6		12.4
Invested assets (CHF billion)	340	274	172	157	494		76
Gross margin on invested assets (bps)[6]	87	82	90	94	56		37	[7]
Client advisors (full-time equivalents)	1,392	1,127	760	714	708	[8]

1  Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.    2  Based on the Wealth Management business area structure, and excluding minor functions with 86 client advisors, CHF 2 billion of invested assets, and CHF 0.5 billion of net new money outflows in the second quarter of 2015.    3  Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4  Adjusted net new money excludes the negative effect on net new money from our balance sheet and capital optimization program in the second quarter of 2015.    5  Based on adjusted net new money.    6  Includes the effect of a gain of CHF 56 million on the sale of our Belgian domestic business. Excluding this, the adjusted gross margin for Europe was 80 basis points and 55 basis points for ultra high net worth clients.    7  Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 24 basis points.    8  Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

33

Wealth Management

Results: 2Q15 vs 1Q15

Operating income

Total operating income decreased by CHF 167 million to CHF 2,080 million. Adjusted for a gain of CHF 56 million on the sale of our Belgian domestic business in the second quarter of 2015 and the gain of CHF 141 million on the sale of a subsidiary in the first quarter, operating income decreased by CHF 82 million to CHF 2,024 million, mainly due to lower transaction-based income.

Net interest income increased by CHF 8 million to CHF 568 million, mainly due to higher lending and deposit revenues, partly offset by a decrease in allocated revenues from Corporate Center – Group Asset and Liability Management (Group ALM).

Recurring net fee income increased by CHF 27 million to CHF 976 million, reflecting the positive effect of pricing measures, continued growth in discretionary and advisory mandates and an increase in average invested assets, partly offset by lower income due to the ongoing effects of cross-border outflows.

Transaction-based income decreased by CHF 130 million to CHF 459 million with decreases across all regions and most products, mainly due to reduced levels of market activity. Transaction-based allocated revenues from Group ALM also decreased.

Other income decreased by CHF 71 million to CHF 78 million and was primarily related to the aforementioned gains on sales.

Operating expenses

Total operating expenses increased by CHF 28 million to CHF 1,324 million. Adjusted for restructuring charges of CHF 69 million compared with CHF 46 million, operating expenses increased by CHF 5 million to CHF 1,255 million, mainly due to higher general and administrative expenses as well as higher net charges for services from other business divisions and Corporate Center, partly offset by lower personnel expenses.

Personnel expenses decreased by CHF 5 million to CHF 656 million. Adjusted for restructuring charges of CHF 18 million compared with CHF 3 million, personnel expenses decreased by CHF 20 million to CHF 638 million, mainly due to a decrease in variable compensation expenses.

General and administrative expenses increased by CHF 23 million to CHF 134 million. Adjusted for restructuring charges of CHF 10 million compared with CHF 5 million, general and administrative expenses increased by CHF 18 million to CHF 124 million, partly due to higher marketing expenses.

è

Refer to the “Recent developments” section of this report for more information on the change in presentation of service allocations from Corporate Center – Services to business divisions and other Corporate Center units

Net charges for services from other business divisions and Corporate Center increased by CHF 12 million to CHF 533 million. Adjusted for restructuring charges of CHF 41 million compared with CHF 39 million, net charges increased by CHF 10 million, primarily due to higher charges from Corporate Center – Services, which were mainly related to higher marketing and variable compensation expenses, partly offset by lower charges from Group Technology and Group Operations.

Cost/income ratio

The cost/income ratio increased to 63.6% from 57.7% in the prior quarter. On an adjusted basis, the cost/income ratio increased to 62.0% from 59.4%, and remained within our target range of 55% to 65%.

Net new money

Excluding a negative effect of CHF 6.6 billion from our balance sheet and capital optimization program, adjusted net new money was CHF 8.4 billion, resulting in an annualized net new money growth rate of 3.5%, compared with 5.8% in the prior quarter and within our target range of 3% to 5%. Adjusted net new money in the second quarter was driven by inflows from all regions. On a global basis, adjusted net new money from ultra high net worth clients was CHF 7.1 billion compared with CHF 10.1 billion in the prior quarter. On a reported basis, net new money was CHF 1.8 billion.

Invested assets

Invested assets decreased by CHF 25 billion to CHF 945 billion as of 30 June 2015, due to negative currency translation effects of CHF 18 billion, negative market performance of CHF 5 billion and a reduction of CHF 3 billion due to the aforementioned sale of our Belgian domestic business that did not affect net new money, partly offset by net new money inflows of CHF 2 billion.

Margins on invested assets

The net margin on invested assets decreased by 7 basis points to 32 basis points. On an adjusted basis, excluding the aforementioned gains on sales and restructuring charges, the net margin on invested assets decreased by 3 basis points to 32 basis points.

The gross margin on invested assets decreased by 5 basis points to 87 basis points and by 1 basis point to 85 basis points on an adjusted basis.

34

UBS business divisions and Corporate Center

Personnel: 2Q15 vs 1Q15

Wealth Management employed 10,257 personnel as of 30 June 2015 compared with 10,366 as of 31 March 2015.

The number of client advisors decreased by 247 to 4,079, mainly as certain staff were reclassified from client advisors to non-client-facing staff. Furthermore, the decline was due to a reduction in the number of lower-producing advisors and the aforementioned sale of our Belgian domestic business.

The number of non-client-facing staff increased by 138 to 6,178, mainly due to the aforementioned reclassification.

è	Refer to the “Recent developments” section of this report for more information on personnel allocations from Corporate Center – Services to business divisions and other Corporate Center units

Results: 6M15 vs 6M14

Profit before tax increased by CHF 733 million to CHF 1,707 million in the first half of 2015. Adjusted for the aforementioned gains on sales in the first half of 2015 and restructuring charges, profit before tax increased by CHF 573 million to CHF 1,625 million. Adjusted operating income was CHF 265 million higher and adjusted operating expenses were CHF 307 million lower.

Total operating income increased by CHF 462 million to CHF 4,327 million. Adjusted for the aforementioned gains on sales in the first half of 2015, operating income increased by CHF 265 million to CHF 4,130 million, mainly due to higher net interest income, recurring net fee income and transaction-based income. Net interest income increased by CHF 115 million to CHF 1,128 million, mainly due to higher lending revenues and an increase in allocated revenues from Group ALM. Recurring net fee income increased by CHF 106 million to CHF 1,925 million, reflecting the continued growth in discretionary and advisory mandates, the positive effect of pricing measures and an increase in average invested assets, partly offset by lower income due to the ongoing effects of cross-border outflows. Transaction-based income increased by CHF 34 million to CHF 1,048 million with increases in Asia Pacific and Switzerland, partly offset by decreases in emerging markets and Europe. The overall increase was mainly related to foreign-exchange trading and mandate revenues, partly offset by lower revenues from fixed income cash products. The first half of 2015 included fees paid to Retail & Corporate for net client shifts and referrals based on a new remuneration framework introduced in the second half of 2014. Other income increased by CHF 211 million to CHF 227 million, primarily due to the aforementioned gains on sales.

Total operating expenses decreased by CHF 270 million to CHF 2,621 million. Adjusted for restructuring charges of CHF 115 million compared with CHF 78 million, operating expenses decreased by CHF 307 million to CHF 2,506 million, mainly reflecting CHF 352 million lower charges for provisions for litigation, regulatory and similar matters, partly offset by a CHF 76 million increase in adjusted personnel expenses.

Balance sheet and capital optimization program

In the first half of 2015, Wealth Management launched a global program intended to optimize its leverage ratio denominator (LRD) and liquidity coverage ratio (LCR), adapting its business to the new regulatory and interest rate environments. This reflects the impact of reduced, and in some cases, negative interest rates on our performance, particularly given the associated cost of maintaining the high-quality liquid assets (HQLA) required to cover regulatory outflow assumptions embedded in the LCR.

We have changed pricing for a number of clients with a high proportion of short-term deposits relative to invested assets, particularly focusing on non-operational deposits. We offered these clients options to redeploy deposit balances into cash alternatives and investment products, or consider repricing their existing products. The vast majority of these clients have chosen to retain their relationship with us. However, we recorded net new money outflows of CHF 6.6 billion and a reduction in customer deposits of CHF

12.3 billion from affected clients. We expect further outflows of around CHF 4 billion in the third quarter.

In the aggregate, the program has reduced the LRD and HQLA requirements for our business. The clients in scope for this program generated minimal economic profit for the bank, and subsequent to our efforts in the second quarter, economic profit on retained relationships has materially improved.

35

Wealth Management Americas

Wealth Management Americas

Profit before tax was USD 205 million in the second quarter of 2015 compared with USD 268 million in the first quarter. Adjusted for restructuring charges in both quarters, profit before tax decreased to USD 231 million from USD 293 million, mainly reflecting higher operating expenses, partly offset by increased operating income. Net new money outflows were USD 0.7 billion compared with net inflows of USD 4.8 billion in the prior quarter, primarily reflecting client withdrawals associated with seasonal income tax payments.

Wealth Management Americas – in US dollars1

	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Net interest income	301	277	261	9	15	579	511
Recurring net fee income	1,217	1,186	1,163	3	5	2,404	2,282
Transaction-based income	425	432	464	(2)	(8)	857	936
Other income	4	5	12	(20)	(67)	9	17
Income	1,947	1,901	1,900	2	2	3,848	3,747
Credit loss (expense)/recovery	0	0	(2)		(100)	0	17
Total operating income	1,947	1,901	1,898	2	3	3,848	3,764
Personnel expenses	1,199	1,185	1,186	1	1	2,383	2,332
Financial advisor compensation[2]	750	731	742	3	1	1,482	1,450
Compensation commitments with recruited financial advisors[3]	188	186	184	1	2	374	364
Salaries and other personnel costs	260	267	260	(3)	0	527	518
General and administrative expenses	213	126	153	69	39	339	292
Services (to)/from other business divisions and Corporate Center	317	309	308	3	3	625	603
of which: services from CC – Services	314	305	304	3	3	619	595
Depreciation and impairment of property, equipment and software	1	1	0	0		1	0
Amortization and impairment of intangible assets	13	13	13	0	0	26	26
Total operating expenses[4]	1,743	1,633	1,660	7	5	3,375	3,254
Business division operating profit/(loss) before tax	205	268	238	(24)	(14)	473	510

Key performance indicators[5]
Pre-tax profit growth (%)	(23.5)	23.5	(12.5)			(7.3)	12.1
Cost/income ratio (%)	89.5	85.9	87.4			87.7	86.8
Net new money growth (%)	(0.3)	1.9	(1.0)			0.8	(0.1)
Gross margin on invested assets (bps)	74	73	76	1	(3)	74	76
Net margin on invested assets (bps)	8	10	10	(20)	(20)	9	10

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.    5  Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.

36

UBS business divisions and Corporate Center

Wealth Management Americas – in US dollars1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14

Additional information
Recurring income	1,519	1,463	1,424	4	7	2,982	2,793
Recurring income as a % of income (%)	78.0	77.0	74.9			77.5	74.5
Average attributed equity (USD billion)[2]	2.6	2.5	2.9	4	(10)	2.6	3.0
Return on attributed equity (%)	31.5	42.9	32.8			37.1	34.6
Risk-weighted assets (fully applied, USD billion)[3]	23.0	22.4	28.0	3	(18)	23.0	28.0
Risk-weighted assets (phase-in, USD billion)[3]	23.0	22.6	28.2	2	(18)	23.0	28.2
Return on risk-weighted assets, gross (%)[4]	34.2	34.1	27.1			34.1	26.9
Leverage ratio denominator (phase-in, USD billion)[5]	60.7	57.9	63.7	5	(5)	60.7	63.7
Goodwill and intangible assets (USD billion)	3.7	3.7	3.8	0	(3)	3.7	3.8
Net new money (USD billion)	(0.7)	4.8	(2.5)			4.0	(0.4)
Net new money including interest and dividend income (USD billion)[6]	5.1	10.3	3.2			15.4	10.8
Invested assets (USD billion)	1,045	1,050	1,017	0	3	1,045	1,017
Client assets (USD billion)	1,099	1,104	1,073	0	2	1,099	1,073
Loans, gross (USD billion)	47.3	45.5	41.7	4	13	47.3	41.7
Due to customers (USD billion)	73.4	74.5	67.6	(1)	9	73.4	67.6
Recruitment loans to financial advisors	2,853	2,871	2,985	(1)	(4)	2,853	2,985
Other loans to financial advisors	455	487	402	(7)	13	455	402
Personnel (full-time equivalents)	13,235	13,275	13,558	0	(2)	13,235	13,558
Financial advisors (full-time equivalents)	6,948	6,982	7,119	0	(2)	6,948	7,119

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  Based on phase-in Basel III risk-weighted assets.    5  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    6  Presented in line with historical reporting practice in the US market.

37

Wealth Management Americas

Wealth Management Americas – in Swiss francs1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Net interest income	282	263	232	7	22	545	454
Recurring net fee income	1,140	1,124	1,032	1	10	2,263	2,028
Transaction-based income	398	410	412	(3)	(3)	807	832
Other income	3	5	10	(40)	(70)	8	15
Income	1,823	1,801	1,686	1	8	3,624	3,330
Credit loss (expense)/recovery	0	0	(2)		(100)	0	15
Total operating income	1,823	1,801	1,684	1	8	3,624	3,345
Personnel expenses	1,122	1,123	1,053	0	7	2,245	2,073
Financial advisor compensation[2]	702	693	659	1	7	1,396	1,289
Compensation commitments with recruited financial advisors[3]	176	177	163	(1)	8	353	323
Salaries and other personnel costs	244	253	231	(4)	6	497	461
General and administrative expenses	199	120	136	66	46	319	260
Services (to)/from other business divisions and Corporate Center	297	293	273	1	9	589	536
of which: services from CC – Services	293	289	269	1	9	583	528
Depreciation and impairment of property, equipment and software	1	1	0	0		1	0
Amortization and impairment of intangible assets	12	12	12	0	0	25	23
Total operating expenses[4]	1,631	1,548	1,473	5	11	3,179	2,892
Business division operating profit/(loss) before tax	191	253	211	(25)	(9)	445	453

Key performance indicators[5]
Pre-tax profit growth (%)	(24.5)	19.9	(12.8)			(1.8)	6.1
Cost/income ratio (%)	89.5	86.0	87.4			87.7	86.8
Net new money growth (%)	(0.3)	1.8	(1.0)			0.8	(0.1)
Gross margin on invested assets (bps)	73	70	76	4	(4)	72	76
Net margin on invested assets (bps)	8	10	10	(20)	(20)	9	10

Additional information
Recurring income	1,422	1,387	1,264	3	13	2,808	2,482
Recurring income as a % of income (%)	78.0	77.0	75.0			77.5	74.5
Average attributed equity (CHF billion)[6]	2.4	2.4	2.6	0	(8)	2.4	2.7
Return on attributed equity (%)	31.8	42.2	32.5			37.1	34.2
Risk-weighted assets (fully applied, CHF billion)[7]	21.5	21.8	24.8	(1)	(13)	21.5	24.8
Risk-weighted assets (phase-in, CHF billion)[7]	21.5	21.9	25.0	(2)	(14)	21.5	25.0
Return on risk-weighted assets, gross (%)[8]	33.6	32.9	27.2			33.2	27.0
Leverage ratio denominator (phase-in, CHF billion)[9]	56.8	56.3	56.5	1	1	56.8	56.5
Goodwill and intangible assets (CHF billion)	3.5	3.6	3.4	(3)	3	3.5	3.4
Net new money (CHF billion)	(0.7)	4.6	(2.2)			3.9	(0.3)
Net new money including interest and dividend income (CHF billion)[10]	4.8	9.8	2.8			14.6	9.6
Invested assets (CHF billion)	977	1,021	902	(4)	8	977	902
Client assets (CHF billion)	1,028	1,073	951	(4)	8	1,028	951
Loans, gross (CHF billion)	44.2	44.2	37.0	0	19	44.2	37.0
Due to customers (CHF billion)	68.6	72.4	59.9	(5)	15	68.6	59.9
Recruitment loans to financial advisors	2,668	2,791	2,647	(4)	1	2,668	2,647
Other loans to financial advisors	425	473	356	(10)	19	425	356
Personnel (full-time equivalents)	13,235	13,275	13,558	0	(2)	13,235	13,558
Financial advisors (full-time equivalents)	6,948	6,982	7,119	0	(2)	6,948	7,119

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.    5  Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.    6  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    7  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    8  Based on phase-in Basel III risk-weighted assets.    9  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    10  Presented in line with historical reporting practice in the US market.

38

UBS business divisions and Corporate Center

Results: 2Q15 vs 1Q15

Operating income

Total operating income increased by USD 46 million to USD 1,947 million, due to continued growth in managed account fees and higher net interest income.

Net interest income increased by USD 24 million to USD 301 million, mainly due to continued growth in loan and deposit balances as well as higher income from the financial investment available-for-sale portfolio as a result of higher spreads and an increase in the amortized cost base for this portfolio arising from updated future cash flow estimates on certain mortgage-backed securities. The average mortgage portfolio balance increased 3% and the average securities-backed lending portfolio balance increased 3%.

Recurring net fee income increased by USD 31 million to USD 1,217 million, mainly due to a 4% increase in managed account fees which were calculated on increased invested asset levels at the end of the prior quarter.

Operating expenses

Total operating expenses increased by USD 110 million to USD 1,743 million. On an adjusted basis, operating expenses increased by USD 109 million to USD 1,717 million.

Personnel expenses increased by USD 14 million to USD 1,199 million. This increase was mainly due to higher financial advisor compensation, primarily reflecting higher performance-based compensation and higher compensable revenues, partly offset by lower non-financial advisor variable compensation expenses.

General and administrative expenses increased by USD 87 million to USD 213 million, mainly due to USD 71 million higher charges for provisions for litigation, regulatory and similar matters and other provisions as well as USD 21 million higher legal fees.

Adjusted for restructuring charges of USD 26 million compared with USD 25 million, net charges for services from other business divisions and Corporate Center were USD 7 million higher, reflecting higher charges from Corporate Center – Services.

è

Refer to the “Recent developments” section of this report for more information on the change in presentation of service allocations from Corporate Center – Services to business divisions and other Corporate Center units

Cost/income ratio

The cost/income ratio was 89.5% compared with 85.9% in the prior quarter. Adjusted for restructuring charges, the cost/income ratio was 88.2% compared with 84.6% and was above our target range of 75% to 85%.

Net new money

The annualized net new money growth rate was negative 0.3% compared with 1.9% and was below the target range of 2% to 4%. Net new money outflows were USD 0.7 billion, which mainly reflected net outflows from financial advisors employed with UBS for more than one year, primarily due to client withdrawals of approximately USD 3.9 billion associated with seasonal income tax payments. Net new money was USD 4.8 billion in the prior quarter. Including interest and dividend income, net new money was USD 5.1 billion compared with USD 10.3 billion in the prior quarter.

Invested assets

Invested assets decreased by USD 5 billion to USD 1,045 billion, reflecting negative market performance of USD 5 billion, as well as net new money outflows of USD 1 billion. Managed account assets increased by USD 1 billion to USD 357 billion and comprised 34% of total invested assets as of 30 June 2015, unchanged from 31 March 2015.

Margins on invested assets

The net margin on invested assets decreased by 2 basis points to 8 basis points and the adjusted net margin on invested assets decreased by 2 basis points to 9 basis points. The gross margin on invested assets increased by 1 basis point to 74 basis points, reflecting a 1 basis point increase in the gross margin from recurring income.

Personnel: 2Q15 vs 1Q15

As of 30 June 2015, Wealth Management Americas employed 13,235 personnel, a decrease of 40 personnel compared with 31 March 2015, mainly reflecting a decrease in financial advisors.

è	Refer to the “Recent developments” section of this report for more information on personnel allocations from Corporate Center – Services to business divisions and other Corporate Center units

39

Wealth Management Americas

Results: 6M15 vs 6M14

Profit before tax was USD 473 million in the first half of 2015 compared with USD 510 million in the same period a year earlier. Adjusted for restructuring charges, profit before tax decreased by USD 6 million to USD 524 million, mainly reflecting higher operating expenses, partly offset by higher recurring net fee income and increased net interest income.

Total operating income increased by USD 84 million to USD 3,848 million, primarily due to a USD 122 million increase in recurring net fee income, mainly due to an increase in managed account fees on higher invested asset levels. Furthermore, net interest income was USD 68 million higher, reflecting continued growth in loan and deposit balances. These increases were partly offset by a USD 79 million decline in transaction-based income to USD 857 million, mainly due to lower client activity. Net credit loss expenses were nil compared with net credit loss recoveries of USD 17 million in the same period a year earlier. The prior year included the full release of a loan loss allowance for a single client as well as releases of loan loss allowances on securities-backed lending facilities collateralized by Puerto Rico municipal securities and related funds.

Operating expenses increased by USD 121 million to USD 3,375 million and by USD 90 million to USD 3,324 million excluding restructuring charges. Personnel expenses increased by 51 million to USD 2,383 million, mainly due to an increase of USD 32 million in financial advisor compensation, corresponding to higher compensable revenues. Expenses for compensation commitments related to recruited financial advisors increased by USD 10 million to USD 374 million. Salaries and other personnel costs increased by USD 9 million to USD 527 million. General and administrative expenses increased by USD 47 million to USD 339 million, mainly due to higher legal fees. Adjusted for restructuring charges of USD 51 million compared with USD 20 million, net charges for services from other business divisions and Corporate Center decreased by USD 9 million to USD 574 million.

40

UBS business divisions and Corporate Center

Retail & Corporate

Profit before tax was CHF 397 million in the second quarter of 2015 compared with CHF 427 million in the first quarter. Adjusted for restructuring charges, profit before tax decreased by CHF 29 million to CHF 414 million, mainly reflecting CHF 44 million lower income, partly offset by CHF 17 million lower credit loss expenses. The annualized net new business volume growth rate for our retail business was 3.1%, unchanged from the prior quarter.

Retail & Corporate1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Net interest income	560	568	541	(1)	4	1,128	1,063
Recurring net fee income	135	134	138	1	(2)	269	283
Transaction-based income	241	284	247	(15)	(2)	525	481
Other income	21	13	20	62	5	35	39
Income	956	1,000	945	(4)	1	1,956	1,866
Credit loss (expense)/recovery	(4)	(21)	(8)	(81)	(50)	(25)	4
Total operating income	952	979	938	(3)	1	1,931	1,870
Personnel expenses	221	226	216	(2)	2	447	440
General and administrative expenses	64	53	97	21	(34)	117	157
Services (to)/from other business divisions and Corporate Center	265	268	267	(1)	(1)	534	525
of which: services from CC – Services	292	292	293	0	0	584	581
Depreciation and impairment of property, equipment and software	4	4	4	0	0	8	8
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses[2]	555	552	584	1	(5)	1,106	1,130
Business division operating profit/(loss) before tax	397	427	354	(7)	12	824	740

Key performance indicators[3]
Pre-tax profit growth (%)	(7.0)	25.6	(8.3)			11.4	2.2
Cost/income ratio (%)	58.1	55.2	61.8			56.5	60.6
Net interest margin (bps)	164	165	158	(1)	4	165	155
Net new business volume growth for retail business (%)	3.1	3.1	2.5			3.2	3.4

Additional information
Average attributed equity (CHF billion)[4]	3.9	4.0	4.1	(3)	(5)	4.0	4.2
Return on attributed equity (%)	40.7	42.7	34.5			41.7	35.7
Risk-weighted assets (fully applied, CHF billion)[5]	34.7	34.6	31.5	0	10	34.7	31.5
Risk-weighted assets (phase-in, CHF billion)[5]	34.7	35.6	33.0	(3)	5	34.7	33.0
Return on risk-weighted assets, gross (%)6	10.9	11.4	11.4			11.2	11.3
Leverage ratio denominator (phase-in, CHF billion)[7]	162.4	163.7	164.8	(1)	(1)	162.4	164.8
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0			0.0	0.0
Business volume for retail business (CHF billion)	144	143	142	1	1	144	142
Net new business volume for retail business (CHF billion)	1.1	1.1	0.9			2.3	2.4
Client assets (CHF billion)	435	441	415	(1)	5	435	415
Due to customers (CHF billion)	129.4	131.3	131.6	(1)	(2)	129.4	131.6
Loans, gross (CHF billion)	135.8	137.3	137.3	(1)	(1)	135.8	137.3
Secured loan portfolio as a % of total loan portfolio, gross (%)	93.4	93.2	93.0			93.4	93.0
Impaired loan portfolio as a % of total loan portfolio, gross (%)[8]	0.7	0.8	0.6			0.7	0.6
Personnel (full-time equivalents)	5,086	5,157	5,210	(1)	(2)	5,086	5,210

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.    3  Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.    4  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  Based on phase-in Basel III risk-weighted assets.    7  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    8  Refer to the “Risk management and control” section of this report for more information on impairment ratios.

41

Retail & Corporate

Results: 2Q15 vs 1Q15

Operating income

Total operating income decreased by CHF 27 million to CHF 952 million, mainly reflecting lower transaction-based income and net interest income, partly offset by lower credit loss expenses and higher other income.

Net interest income decreased by CHF 8 million to CHF 560 million. Allocated revenues from Corporate Center – Group Asset and Liability Management (Group ALM) decreased due to lower income from the investment of the Group’s equity reflecting the lower interest rate environment as well as higher costs related to high-quality liquid assets. Net interest income from lending and deposits remained broadly unchanged.

Recurring net fee income was almost unchanged at CHF 135 million.

Transaction-based income decreased by CHF 43 million to CHF 241 million, mainly due to lower allocated revenues from Group ALM, partly as the previous quarter included hedge ineffectiveness gains from the fair value hedge of portfolio interest rate risk related to mortgage loans. Furthermore, income from foreign-exchange trading decreased, partly offset by higher credit card-related income.

Other income increased by CHF 8 million to CHF 21 million, reflecting higher income for other administrative services.

Net credit loss expenses were CHF 4 million in the second quarter of 2015 compared with CHF 21 million in the prior quarter.

Operating expenses

Total operating expenses increased by CHF 3 million to CHF 555 million. Adjusted for restructuring charges of CHF 17 million compared with CHF 16 million, operating expenses increased slightly to CHF 538 million, mainly reflecting higher general and administrative expenses, partly offset by decreased personnel expenses as well as lower net charges for services from other business divisions and Corporate Center.

Personnel expenses decreased by CHF 5 million to CHF 221 million, mainly reflecting a credit related to the release of accruals for untaken vacation compared with an expense in the previous quarter.

General and administrative expenses increased by CHF 11 million to CHF 64 million, mainly due to higher charges for provisions in the Corporate & Institutional clients business.

Net charges for services from other business divisions and Corporate Center decreased slightly to CHF 265 million.

è

Refer to the “Recent developments” section of this report for more information on the change in presentation of service allocations from Corporate Center – Services to business divisions and other Corporate Center units

Cost/income ratio

The cost/income ratio increased to 58.1% from 55.2%. Adjusted for restructuring charges, the cost/income ratio increased to 56.3% from 53.6% and remained within our target range of 50% to 60%.

Net interest margin

The net interest margin decreased by 1 basis point to 164 basis points, mainly reflecting lower net interest income, and remained within our target range of 140 to 180 basis points.

Net new business volume growth for retail business

The annualized net new business volume growth rate for our retail business was 3.1%, within our target range of 1% to 4% and unchanged from the prior quarter.

Net new client assets were positive, while net new loans were slightly negative. It is our strategy to grow our high-quality loan business moderately and selectively.

42

UBS business divisions and Corporate Center

Personnel: 2Q15 vs 1Q15

Retail & Corporate employed 5,086 personnel as of 30 June 2015, down from 5,157 personnel as of 31 March 2015, reflecting seasonal fluctuation in staffing levels.

è	Refer to the “Recent developments” section of this report for more information on personnel allocations from Corporate Center – Services to business divisions and other Corporate Center units

Results: 6M15 vs 6M14

Profit before tax increased by CHF 84 million to CHF 824 million. Adjusted for restructuring charges of CHF 33 million compared with CHF 27 million, profit before tax increased by CHF 90 million to CHF 857 million, mainly reflecting CHF 90 million higher income and CHF 30 million lower operating expenses, partly offset by CHF 29 million higher credit loss expenses.

Total operating income increased by CHF 61 million to CHF 1,931 million, mainly as net interest income increased by CHF 65 million to CHF 1,128 million, primarily due to an increase in net interest income allocated from Group ALM as well as an increased loan margin. The deposit margin also increased, reflecting our pricing measures, partly offset by the persistently low interest rate environment, which continued to have an adverse effect on our replication portfolios. This was partly offset by lower average deposit volumes, which had a negative effect on net interest income.

Recurring net fee income decreased by CHF 14 million to CHF 269 million, mainly reflecting lower fee income allocated from Group ALM for providing collateral in relation to issued covered bonds as well as decreased revenues from non-asset-based products.

Transaction-based income increased by CHF 44 million to CHF 525 million, mainly as the first half of 2015 included fees from Wealth Management for net client shifts and referrals, based on a new remuneration framework introduced in the second half of 2014, and due to higher income from foreign-exchange trading.

è

Refer to the “Significant accounting and financial reporting changes” section of our Annual Report 2014 for more information on the implementation of a remuneration framework for net client shifts and referrals between Retail & Corporate and Wealth Management

Net credit loss expenses were CHF 25 million compared with a net recovery of CHF 4 million in the same period last year, which included a release of CHF 10 million in collective loan loss allowances.

Operating expenses decreased by CHF 24 million to CHF 1,106 million. Adjusted for restructuring charges of CHF 33 million compared with CHF 27 million, operating expenses decreased by CHF 30 million to CHF 1,073 million, mainly reflecting CHF 61 million lower charges for provisions for litigation, regulatory and similar matters, partly offset by a one-time reversal of a marketing accrual in the first half of 2014.

43

Global Asset Management

Global Asset Management

Profit before tax was CHF 130 million in the second quarter of 2015 compared with CHF 168 million in the first quarter. Adjusted for restructuring charges, profit before tax was CHF 134 million compared with CHF 186 million, mainly due to lower performance fees. Excluding money market flows, net new money inflows were CHF 8.3 billion compared with CHF 7.5 billion in the prior quarter.

Global Asset Management1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Net management fees[2]	456	443	427	3	7	900	831
Performance fees	20	68	38	(71)	(47)	87	85
Total operating income	476	511	465	(7)	2	987	916
Personnel expenses	175	167	153	5	14	342	301
General and administrative expenses	55	55	92	0	(40)	110	158
Services (to)/from other business divisions and Corporate Center	114	119	112	(4)	2	233	224
of which: services from CC – Services	118	123	115	(4)	3	241	231
Depreciation and impairment of property, equipment and software	0	0	0			1	1
Amortization and impairment of intangible assets	1	2	2	(50)	(50)	3	4
Total operating expenses[3]	346	343	359	1	(4)	688	688
Business division operating profit/(loss) before tax	130	168	105	(23)	24	299	228

Key performance indicators[4]
Pre-tax profit growth (%)	(22.6)	97.6	(13.9)			31.1	(30.5)
Cost/income ratio (%)	72.7	67.1	77.2			69.7	75.1
Net new money growth excluding money market flows (%)	5.5	5.0	8.7			5.3	9.5
Gross margin on invested assets (bps)	29	31	31	(6)	(6)	30	31
Net margin on invested assets (bps)	8	10	7	(20)	14	9	8

Information by business line
Operating Income
Traditional investments	279	276	270	1	3	555	531
O’Connor and A&Q	38	80	61	(53)	(38)	119	127
Global real estate	92	93	80	(1)	15	185	153
Infrastructure and private equity	15	14	11	7	36	29	20
Fund services	51	48	43	6	19	99	85
Total operating income	476	511	465	(7)	2	987	916

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.    3  Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators. In the second quarter of 2014, the definition of the net new money growth key performance indicator was amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of our second quarter 2014 report for more information.

44

UBS business divisions and Corporate Center

Global Asset Management1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14

Gross margin on invested assets (bps)
Traditional investments	20	19	20	5	0	20	20
O’Connor and A&Q	41	89	80	(54)	(49)	65	86
Global real estate	78	80	79	(3)	(1)	79	75
Infrastructure and private equity	67	62	52	8	29	64	48
Total gross margin	29	31	31	(6)	(6)	30	31

Net new money (CHF billion)
Traditional investments	6.3	2.4	6.1			8.7	13.5
O’Connor and A&Q	1.3	2.2	1.4			3.5	3.2
Global real estate	1.3	0.5	0.6			1.8	1.0
Infrastructure and private equity	0.1	0.0	0.0			0.1	(0.1)
Total net new money	9.0	5.1	8.0			14.1	17.6
Net new money excluding money market flows	8.3	7.5	11.6			15.8	24.6
of which: from third parties	5.3	2.5	8.7			7.8	17.7
of which: from UBS’s wealth management businesses	3.0	5.1	2.9			8.0	6.9
Money market flows	0.7	(2.4)	(3.6)			(1.7)	(7.0)
of which: from third parties	1.7	(1.2)	(0.4)			0.5	(1.1)
of which: from UBS’s wealth management businesses	(1.0)	(1.2)	(3.2)			(2.2)	(5.8)

Invested assets (CHF billion)
Traditional investments	557	568	540	(2)	3	557	540
O’Connor and A&Q	37	37	31	0	19	37	31
Global real estate	47	47	41	0	15	47	41
Infrastructure and private equity	9	9	9	0	0	9	9
Total invested assets	650	661	621	(2)	5	650	621
of which: excluding money market funds	592	601	563	(1)	5	592	563
of which: money market funds	58	60	58	(3)	0	58	58

Assets under administration by fund services
Assets under administration (CHF billion)[2]	520	521	470	0	11	520	470
Net new assets under administration (CHF billion)[3]	11.6	5.8	8.2			17.3	25.0
Gross margin on assets under administration (bps)	4	4	4	0	0	4	4

Additional information
Average attributed equity (CHF billion)[4]	1.6	1.7	1.7	(6)	(6)	1.7	1.7
Return on attributed equity (%)	32.5	39.5	24.7			36.2	26.8
Risk-weighted assets (fully applied, CHF billion)[5]	3.4	3.5	3.5	(3)	(3)	3.4	3.5
Risk-weighted assets (phase-in, CHF billion)[5]	3.4	3.5	3.6	(3)	(6)	3.4	3.6
Return on risk-weighted assets, gross (%)[6]	55.2	55.2	51.7			55.2	50.2
Leverage ratio denominator (phase-in, CHF billion)[7]	14.2	14.0	14.2	1	0	14.2	14.2
Goodwill and intangible assets (CHF billion)	1.3	1.4	1.4	(7)	(7)	1.3	1.4
Personnel (full-time equivalents)	2,434	2,369	2,260	3	8	2,434	2,260

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.    3  Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    4  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    5   Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  Based on phase-in Basel III risk-weighted assets.    7  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

45

Global Asset Management

Results: 2Q15 vs 1Q15

Operating income

Total operating income was CHF 476 million compared with CHF 511 million. Performance fees were CHF 48 million lower, primarily in O’Connor and A&Q, with approximately 60% of performance fee-eligible assets at high-water marks as of 30 June 2015 compared with more than 90% as of 31 March 2015. Net management fees increased by CHF 13 million, mainly in traditional investments, in infrastructure and private equity from new commitments into an existing product and in global real estate, driven by capital increases in listed funds.

In the second quarter of 2015, we agreed to sell our Alternative Fund Services to Mitsubishi UFJ Financial Group Investor Services. More information is provided in “Note 18 Changes in organization and disposals” in the “Financial information” section of this report.

Operating expenses

Total operating expenses were CHF 346 million compared with CHF 343 million. Adjusted for restructuring charges of CHF 4 million compared with CHF 18 million, operating expenses increased by CHF 17 million to CHF 342 million.

Personnel expenses increased by CHF 8 million to CHF 175 million, mainly due to higher expenses for variable compensation.

General and administrative expenses were unchanged from the prior quarter at CHF 55 million.

Adjusted for restructuring charges of CHF 4 million in the second quarter and CHF 17 million in the first quarter, net charges for services from other business divisions and Corporate Center increased by CHF 8 million, mainly due to higher charges from Group Technology.

è

Refer to the “Recent developments” section of this report for more information on the change in presentation of service allocations from Corporate Center – Services to business divisions and other Corporate Center units

Cost/income ratio

The cost/income ratio was 72.7% compared with 67.1% in the prior quarter. Adjusted for restructuring charges, the cost/income ratio was 71.8% compared with 63.6% and was above the target range of 60% to 70%.

Net new money

The annualized net new money growth rate, excluding money market flows, was 5.5% compared with 5.0% and was above the target range of 3% to 5%.

Excluding money market flows, net new money inflows were CHF 8.3 billion compared with CHF 7.5 billion. By client segment, net inflows from third parties were CHF 5.3 billion compared with CHF 2.5 billion in the prior quarter. The net inflows in the second quarter were mainly into fixed income, largely from clients serviced from Asia Pacific, into multi-asset, mainly from clients serviced from Switzerland and Asia Pacific, into real estate, largely from clients serviced from Switzerland, and into equities, predominantly from clients serviced from Europe. Net inflows from clients of UBS’s wealth management businesses were CHF 3.0 billion compared with CHF 5.1 billion and were mainly into alternative investments, largely from clients serviced from Switzerland and Asia Pacific, into multi-asset, mainly from clients serviced from Asia Pacific and Switzerland, and into equities, largely from clients serviced from Asia Pacific, partly offset by net outflows from fixed income, largely from clients serviced from Switzerland.

Money market net inflows were CHF 0.7 billion compared with net outflows of CHF 2.4 billion. By client segment, net inflows from third parties were CHF 1.7 billion compared with net outflows of CHF 1.2 billion and originated mainly from clients serviced from Asia Pacific and Americas. Net outflows from clients of UBS’s wealth management businesses were CHF 1.0 billion compared with CHF 1.2 billion.

Invested assets

Invested assets decreased to CHF 650 billion as of 30 June 2015 from CHF 661 billion as of 31 March 2015, mainly due to negative currency translation effects of CHF 15 billion and negative market performance of CHF 5 billion, partly offset by net new money inflows of CHF 9 billion.

As of 30 June 2015, CHF 206 billion, or 32%, of invested assets were managed in indexed strategies and CHF 58 billion, or 9%, of invested assets were money market assets. The remaining 59% of invested assets were managed in active, non-money market strategies. On a regional basis, 32% of invested assets related to clients serviced from Switzerland, 25% from Europe, Middle East and Africa, 22% from the Americas, and 21% from Asia Pacific.

Margins on invested assets

The net margin on invested assets was 8 basis points compared with 10 basis points. Adjusted for restructuring charges, the net margin was 8 basis points compared with 11 basis points.

The gross margin was 29 basis points compared with 31 basis points.

46

UBS business divisions and Corporate Center

Personnel: 2Q15 vs 1Q15

Global Asset Management employed 2,434 personnel as of 30 June 2015 compared with 2,369 as of 31 March 2015, with the increase mainly related to distribution and product development personnel within traditional investments.

è	Refer to the “Recent developments” section of this report for more information on personnel allocations from Corporate Center – Services to business divisions and other Corporate Center units

Results: 6M15 vs 6M14

Profit before tax was CHF 299 million compared with CHF 228 million. Adjusted for restructuring charges of CHF 22 million compared with CHF 6 million, profit before tax was CHF 321 million compared with CHF 234 million.

Total operating income was CHF 987 million compared with CHF 916 million, mainly reflecting higher net management fees in global real estate, traditional investments, fund services and in the infrastructure and private equity business.

Total operating expenses were CHF 688 million, unchanged from last year. Adjusted for restructuring charges of CHF 22 million compared with CHF 6 million, operating expenses were CHF 16 million lower, as the first six months of 2014 included charges of CHF 47 million for provisions for litigation, regulatory and similar matters and other provisions, partly offset by higher personnel expenses in the first half of 2015.

Investment performance as of 30 June 2015

		Annualized
	1 year	3 years	5 years

Active funds versus benchmark
Percentage of fund assets equaling or exceeding benchmark
Equities[1]	65	82	76
Fixed income[1]	59	77	75
Multi-asset[1]	71	92	88
Total traditional investments	65	84	80
Real estate[2]	18	38	41

Active funds versus peers
Percentage of fund assets ranking in first or second quartile/equaling or exceeding peer index
Equities[1]	79	77	78
Fixed income[1]	61	77	83
Multi-asset[1]	69	77	86
Total traditional investments	69	77	83
Real estate[2]	63	88	88
Hedge funds[3]	52	84	83

Passive funds tracking accuracy
Percentage of passive fund assets within applicable tracking tolerance
All asset classes[4]	92	90	90

1  Percentage of active fund assets above benchmark (gross of fees)/peer median. Universe of European domiciled active wholesale funds available to UBS’s wealth management businesses and other wholesale intermediaries as of 30 June 2015. Source: versus peers: ThomsonReuters LIM (Lipper Investment Management); versus benchmark: UBS. Universe represents approximately 72% of all active fund assets and 29% of all actively managed assets (including segregated accounts) in these asset classes.    2  Percentage of real estate fund assets above benchmark (gross of fess)/peer median. Universe (versus benchmark) includes all fully discretionary real estate funds with a benchmark representing approximately 69% of real estate gross invested assets as at 30 June 2015. Source: IPD, NFI-ODCE, SXI Real Estate Funds TR. Universe (versus peers) includes all real estate funds with externally verifiable peer groups representing approximately 23% of real estate gross invested assets as of 30 June 2015. Source: ThomsonReuters LIM (Lipper Investment Management).    3  Percentage of fund assets above appropriate HFRI peer indices. Universe of key hedge funds and fund-of-fund products managed on a fully discretionary basis representing approximately 35% of total O’Connor and A&Q invested assets.    4  Percentage of passive fund assets within applicable tracking tolerance on a gross of fees basis. Performance information represents a universe of European domiciled institutional and wholesale funds representing approximately 41% of total passive invested assets as of 30 June 2015.

47

Investment Bank

Investment Bank

Profit before tax was CHF 551 million in the second quarter of 2015 compared with CHF 766 million in the first quarter. Adjusted profit before tax was CHF 617 million compared with CHF 836 million, mainly due to CHF 348 million lower Investor Client Services revenues, partly offset by CHF 94 million lower operating expenses, primarily due to a decrease in performance-related variable compensation expenses. Fully applied risk-weighted assets decreased by CHF 1 billion to CHF 63 billion as of 30 June 2015.

Investment Bank1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Corporate Client Solutions	822	779	981	6	(16)	1,601	1,748
Advisory	184	172	165	7	12	356	318
Equity Capital Markets	337	306	349	10	(3)	643	545
Debt Capital Markets	180	143	371	26	(51)	323	674
Financing Solutions	106	119	113	(11)	(6)	225	239
Risk Management	15	39	(17)	(62)		54	(28)
Investor Client Services	1,540	1,877	1,293	(18)	19	3,417	2,725
Equities	1,128	1,156	869	(2)	30	2,284	1,890
Foreign Exchange, Rates and Credit	413	721	424	(43)	(3)	1,133	836
Income	2,363	2,655	2,274	(11)	4	5,018	4,473
Credit loss (expense)/recovery	(8)	2	(6)		33	(6)	(6)
Total operating income	2,355	2,657	2,268	(11)	4	5,012	4,468
Personnel expenses	940	1,008	875	(7)	7	1,948	1,786
General and administrative expenses	162	189	179	(14)	(9)	351	353
Services (to)/from other business divisions and Corporate Center	685	681	641	1	7	1,366	1,305
of which: services from CC – Services	669	667	635	0	5	1,336	1,284
Depreciation and impairment of property, equipment and software	6	6	6	0	0	13	20
Amortization and impairment of intangible assets	11	7	3	57	267	18	6
Total operating expenses[2]	1,804	1,891	1,704	(5)	6	3,695	3,469
Business division operating profit/(loss) before tax	551	766	564	(28)	(2)	1,317	999

Key performance indicators[3]
Pre-tax profit growth (%)	(28.1)	253.0	29.7			31.8	(39.3)
Cost/income ratio (%)	76.3	71.2	74.9			73.6	77.6
Return on attributed equity (%)	30.2	42.0	30.5			36.1	26.1
Return on assets, gross (%)	3.3	3.6	3.7			3.5	3.7
Average VaR (1-day, 95% confidence, 5 years of historical data)	11	13	11	(15)	0	12	12
1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2  Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.    3  Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.

48

UBS business divisions and Corporate Center

Investment Bank1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14

Additional information
Total assets (CHF billion)[2]	263.8	303.2	244.8	(13)	8	263.8	244.8
Funded assets (CHF billion)[3]	176.2	174.6	181.9	1	(3)	176.2	181.9
Average attributed equity (CHF billion)[4]	7.3	7.3	7.4	0	(1)	7.3	7.7
Risk-weighted assets (fully applied, CHF billion)[5]	63.3	64.1	68.0	(1)	(7)	63.3	68.0
Risk-weighted assets (phase-in, CHF billion)[5]	63.3	64.2	68.3	(1)	(7)	63.3	68.3
Return on risk-weighted assets, gross (%)[6]	14.8	16.2	13.9			15.5	14.0
Leverage ratio denominator (phase-in, CHF billion)[7]	289.9	294.2	278.2	(1)	4	289.9	278.2
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0	0.1	0.1
Compensation ratio (%)	39.8	38.0	38.5			38.8	39.9
Impaired loan portfolio as a % of total loan portfolio, gross (%)[8]	0.2	0.2	0.3			0.2	0.3
Personnel (full-time equivalents)	5,192	5,276	5,167	(2)	0	5,192	5,167

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2  Based on third-party view, i.e., without intercompany balances.    3  Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives.    4  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  Based on phase-in Basel III risk-weighted assets.    7  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    8  Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Results: 2Q15 vs 1Q15

Operating income

Total operating income decreased 11% to CHF 2,355 million from CHF 2,657 million in the prior quarter, mainly due to CHF 337 million lower revenues in Investor Client Services, reflecting lower client activity levels in our foreign exchange, rates and credit business. Adjusted for a gain of CHF 11 million from a further partial sale of our investment in the financial information services company Markit, which is held as a financial investment available-for-sale, operating income decreased to CHF 2,344 million from CHF 2,657 million. In US dollar terms, adjusted operating income decreased 11%.

è	Refer to the “Recent developments” section of this report for more information on the change in segment reporting related to fair value gains and losses on certain internal funding transactions

Operating expenses

Total operating expenses decreased 5% to CHF 1,804 million from CHF 1,891 million. Adjusted for restructuring charges of CHF 66 million and an impairment loss of CHF 11 million on an intangible asset in the second quarter and restructuring charges of CHF 70 million in the prior quarter, operating expenses decreased to CHF 1,727 million from CHF 1,821 million, mainly due to a decrease in performance-related variable compensation expenses.

Personnel expenses decreased to CHF 940 million from CHF 1,008 million. Excluding a restructuring charge of CHF 2 million in the prior quarter, adjusted personnel expenses decreased to CHF

940 million from CHF 1,006 million, mainly due to a decrease in performance-related variable compensation expenses.

General and administrative expenses decreased to CHF 162 million from CHF 189 million. Excluding restructuring charges of CHF 1 million in the second quarter and restructuring charges of CHF 2 million in the prior quarter, adjusted general and administrative expenses decreased to CHF 161 million from CHF 187 million, mainly due to CHF 21 million lower charges for provisions for litigation, regulatory and similar matters.

Net charges for services from other business divisions and Corporate Center increased slightly to CHF 685 million from CHF 681 million. Adjusted for restructuring charges of CHF 65 million compared with CHF 66 million, net charges increased slightly to CHF 620 million from CHF 615 million, mainly due to lower cost recoveries from Corporate Center – Non-core and Legacy Portfolio and Corporate Center – Group Asset and Liability Management (Group ALM) related to distribution and risk management activities undertaken by the Investment Bank on their behalf.

è

Refer to the “Recent developments” section of this report for more information on the change in presentation of service allocations from Corporate Center – Services to business divisions and other Corporate Center units

Cost/income ratio

The cost/income ratio was 76.3% compared with 71.2% in the prior quarter. On an adjusted basis, the cost/income ratio was 73.4% compared with 68.6% and was within our target range of 70% to 80%.

49

Investment Bank

Risk-weighted assets

Fully applied risk-weighted assets (RWA) decreased by CHF 1 billion to CHF 63 billion as of 30 June 2015 and remained below our limit of CHF 70 billion.

è	Refer to the “Capital management” section of this report for more information

Funded assets

Funded assets increased by CHF 2 billion to CHF 176 billion as of 30 June 2015 and remained below our limit of CHF 200 billion. The slight increase was mainly due to an increase in collateral trading assets and prime brokerage receivables in Investor Client Services, partly offset by a reduction in trading portfolio assets.

è	Refer to the “Balance sheet” section of this report for more information

Return on attributed equity

Annualized return on attributed equity (RoAE) for the first six months of 2015 was 36.1%, and 39.8% on an adjusted basis, above our annual target of over 15%. Annualized return on attributed equity (RoAE) for the second quarter was 30.2%, and 33.8% on an adjusted basis.

è	Refer to the discussion of “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information

Operating income by business unit: 2Q15 vs 1Q15

Corporate Client Solutions

Corporate Client Solutions revenues increased 6% to CHF 822 million from CHF 779 million, due to higher revenues in debt capital markets, equity capital markets and advisory, partly offset by lower financing solutions and risk management revenues. In US dollar terms, revenues increased 6%.

Advisory revenues increased to CHF 184 million from CHF 172 million, primarily resulting from increased participation in merger and acquisition transactions during the second quarter.

Equity capital markets revenues increased to CHF 337 million from CHF 306 million, due to higher revenues from public offerings as the fee pool increased 18% as well as higher revenues from private transactions.

Debt capital markets revenues increased to CHF 180 million from CHF 143 million, due to higher leveraged finance revenues as market activity levels improved, partly offset by lower investment grade revenues as the fee pool declined 14%.

Financing solutions revenues decreased to CHF 106 million from CHF 119 million, reflecting a decline in structured financing revenues.

Risk management revenues decreased to CHF 15 million compared with CHF 39 million, mainly as the prior quarter included a gain on a portfolio macro hedge.

Investor Client Services

Investor Client Services revenues decreased 18% to CHF 1,540 million from CHF 1,877 million, mainly due to lower revenues in foreign exchange, rates and credit. Excluding the aforementioned gain of CHF 11 million on a financial investment available-for-sale, adjusted revenues decreased to CHF 1,529 million from CHF 1,877 million. In US dollar terms, adjusted revenues decreased 18%.

Equities

Equities revenues decreased slightly to CHF 1,128 million compared with CHF 1,156 million, due to lower revenues in derivatives and cash, partly offset by higher revenues in financing services.

Cash revenues decreased to CHF 345 million compared with CHF 383 million, mainly due to lower commission income as client activity levels decreased.

Derivatives revenues decreased to CHF 332 million from CHF 371 million, reflecting a decline in volatility and market activity levels during the quarter.

Financing services revenues increased to CHF 463 million from CHF 408 million, mainly due to higher revenues in equity finance, driven by stronger client activity.

Foreign exchange, rates and credit

Foreign exchange, rates and credit revenues decreased to CHF 413 million from CHF 721 million. Excluding the aforementioned gain of CHF 11 million on a financial investment available-for-sale, adjusted revenues decreased to CHF 402 million from CHF 721 million. This decrease was mainly due to lower revenues in the foreign exchange and rates businesses, as volatility and client activity levels were elevated in the prior quarter following the Swiss National Bank’s actions on 15 January 2015. Credit revenues decreased slightly, mainly due to lower client activity levels in the flow business.

50

UBS business divisions and Corporate Center

Personnel: 2Q15 vs 1Q15

The Investment Bank employed 5,192 personnel as of 30 June 2015, a decrease of 84 compared with 5,276 as of 31 March 2015.

è	Refer to the “Recent developments” section of this report for more information on personnel allocations from Corporate Center – Services to business divisions and other Corporate Center units

Results: 6M15 vs 6M14

Profit before tax was CHF 1,317 million compared with CHF 999 million, mainly as a result of CHF 692 million higher revenues in Investor Client Services, partly offset by CHF 147 million lower revenues in Corporate Client Solutions and CHF 226 million higher operating expenses. On an adjusted basis, excluding restructuring charges of CHF 136 million, an impairment loss on an intangible asset of CHF 11 million and a gain of CHF 11 million on a financial investment available-for-sale in the first half of 2015, compared with restructuring charges of CHF 151 million and a gain of CHF 43 million related to the same financial investment available-for-sale in the first half of 2014, profit before tax increased to CHF 1,453 million from CHF 1,107 million.

Revenues in Corporate Client Solutions decreased 8% to CHF 1,601 million from CHF 1,748 million, mainly as a result of CHF 351 million lower debt capital markets revenues, reflecting lower leveraged finance revenues as market activity levels declined significantly. This decrease was partly offset by CHF 98 million higher equity capital markets revenues reflecting increased revenues from private transactions, as well as CHF 38 million higher advisory revenues. In US dollar terms, revenues decreased 14%.

Investor Client Services revenues increased 25% to CHF 3,417 million from CHF 2,725 million. On an adjusted basis, excluding the aforementioned gains on a financial investment available-for-sale, revenues increased 27%. In US dollar terms, adjusted revenues increased 20%. Equities revenues increased to CHF 2,284 million from CHF 1,890 million, mainly due to higher revenues in financing services and derivatives. Cash revenues increased to CHF 728 million from CHF 714 million, mainly due to higher commission income reflecting higher client activity levels. Derivatives revenues increased to CHF 703 million from CHF 553 million, mainly as a result of higher client activity and volatility levels.

Financing services revenues increased to CHF 871 million from CHF 632 million, due to higher equity finance revenues across all regions, most notably in Asia Pacific. Foreign exchange, rates and credit revenues increased to CHF 1,133 million from CHF 836 million, mainly due to higher revenues in our foreign exchange and rates businesses, reflecting the aforementioned elevated levels of client activity and volatility during the first quarter of 2015.

Total operating expenses increased to CHF 3,695 million from CHF 3,469 million. Adjusted for restructuring charges of CHF 136 million and an impairment loss on an intangible asset of CHF 11 million in the first half of 2015, as well as restructuring charges of CHF 151 million in the first half of 2014, operating expenses were CHF 3,548 million compared with CHF 3,318 million. Personnel expenses increased to CHF 1,948 million from CHF 1,786 million. Adjusted for restructuring charges of CHF 2 million in the first half of 2015 compared with CHF 62 million in the first half of 2014, personnel expenses increased to CHF 1,946 million from CHF 1,724 million, mainly due to higher performance-related variable compensation expenses. General and administrative expenses decreased slightly to CHF 351 million from CHF 353 million. Adjusted for restructuring charges of CHF 3 million compared with CHF 27 million, general and administrative expenses increased to CHF 348 million from CHF 326 million, mainly due to higher charges for professional fees. Net charges for services from other business divisions and Corporate Center increased to CHF 1,366 million from CHF 1,305 million. Adjusted for restructuring charges of CHF 131 million in the first half of 2015 and CHF 56 million in the first half of 2014, net charges decreased slightly to CHF 1,235 million from CHF 1,249 million, mainly reflecting lower allocations from Corporate Center – Services, partly offset by lower cost recoveries from Corporate Center – Non-core and Legacy Portfolio and Corporate Center – Group ALM related to distribution and risk management activities undertaken by the Investment Bank on their behalf.

51

Corporate Center

Corporate Center

Corporate Center1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Total operating income	131	646	(129)	(80)		778	(59)
Personnel expenses	1,011	988	941	2	7	1,999	1,977
General and administrative expenses	1,081	1,185	943	(9)	15	2,266	2,008
Services (to)/from business divisions	(1,895)	(1,882)	(1,829)	1	4	(3,776)	(3,630)
Depreciation and impairment of property, equipment and software	196	207	185	(5)	6	403	365
Amortization and impairment of intangible assets	5	5	2	0	150	11	3
Total operating expenses[2]	399	504	242	(21)	65	903	723
Operating profit/(loss) before tax	(267)	142	(371)		(28)	(125)	(782)

Additional information
Average attributed equity (CHF billion)[3]	25.9	26.1	20.5	(1)	26	26.0	20.9
Total assets (CHF billion)[4]	351.0	407.2	414.9	(14)	(15)	351.0	414.9
Risk-weighted assets (fully applied, CHF billion)[5]	61.1	66.8	76.7	(9)	(20)	61.1	76.7
Risk-weighted assets (phase-in, CHF billion)[5]	63.4	68.1	77.5	(7)	(18)	63.4	77.5
Leverage ratio denominator (phase-in, CHF billion)[6]	296.1	319.9	344.0	(7)	(14)	296.1	344.0
Personnel (full-time equivalents)	23,443	23,670	23,649	(1)	(1)	23,443	23,649

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.    3  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    4  Based on third-party view, i.e., without intercompany balances.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

52

UBS business divisions and Corporate Center

Corporate Center – Services

Corporate Center – Services recorded a loss before tax of CHF 253 million in the second quarter of 2015 compared with a profit before tax of CHF 37 million in the prior quarter. The second quarter included total operating expenses remaining in Corporate Center – Services after allocations of CHF 212 million.

Corporate Center – Services1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Total operating income	(41)	374	5			333	14
Personnel expenses	965	950	903	2	7	1,915	1,898
General and administrative expenses	1,027	1,139	841	(10)	22	2,166	1,818
Depreciation and impairment of property, equipment and software	196	207	185	(5)	6	403	365
Amortization and impairment of intangible assets	5	5	1	0	400	11	2
Total operating expenses before allocations to business divisions and other CC units	2,194	2,301	1,930	(5)	14	4,495	4,084
Services (to)/from business divisions and other CC units	(1,982)	(1,964)	(1,935)	1	2	(3,946)	(3,854)
of which: services to Wealth Management	(519)	(508)	(522)	2	(1)	(1,027)	(1,008)
of which: services to Wealth Management Americas	(293)	(289)	(269)	1	9	(583)	(528)
of which: services to Retail & Corporate	(292)	(292)	(293)	0	0	(584)	(581)
of which: services to Global Asset Management	(118)	(123)	(115)	(4)	3	(241)	(231)
of which: services to Investment Bank	(669)	(667)	(635)	0	5	(1,336)	(1,284)
of which: services to CC – Group ALM	(19)	(14)	(20)	36	(5)	(34)	(40)
of which: services to CC – Non-core and Legacy Portfolio	(79)	(80)	(87)	(1)	(9)	(159)	(193)
Total operating expenses[2]	212	337	(5)	(37)		549	230
Operating profit/(loss) before tax	(253)	37	10			(217)	(215)

Additional information
Average attributed equity (CHF billion)[3]	1.5	1.2	1.0	25	50	1.4	1.0
Total assets (CHF billion)[4]	19.3	19.5	17.3	(1)	12	19.3	17.3
Risk-weighted assets (fully applied, CHF billion)[5]	20.3	23.2	17.9	(13)	13	20.3	17.9
Risk-weighted assets (phase-in, CHF billion)[5]	22.6	24.5	18.7	(8)	21	22.6	18.7
Leverage ratio denominator (phase-in, CHF billion)[6]	9.5	4.3	5.4	121	76	9.5	5.4
Personnel (full-time equivalents)	23,221	23,424	23,368	(1)	(1)	23,221	23,368

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2  Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.    3  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    4  Based on third-party view, i.e., without intercompany balances.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

53

Corporate Center

Results: 2Q15 vs 1Q15

Operating income

Corporate Center – Services operating income was negative CHF 41 million in the second quarter of 2015 compared with positive CHF 374 million, mainly driven by gains on sale of real estate of CHF 378 million in the prior quarter, as well as lower income from the investment of the Group’s equity allocated from Corporate Center – Group ALM. Beginning in the second quarter of 2015, we present own credit gains and losses on financial liabilities designated at fair value in Corporate Center – Group ALM and no longer in Corporate Center – Services. Prior periods have been restated.

è	Refer to the “Recent developments” section of this report for more information on the change in segment reporting related to own credit

Operating expenses

Operating expenses before allocations to business divisions and other Corporate Center units

On a gross basis before allocations to the business divisions and other Corporate Center units, total operating expenses decreased by CHF 107 million to CHF 2,194 million. Excluding restructuring charges of CHF 154 million compared with CHF 292 million, adjusted operating expenses before allocations increased by CHF 31 million to CHF 2,040 million, mainly due to increased marketing costs, as well as higher professional fees associated with the ongoing changes to our legal structure.

Personnel expenses increased by CHF 15 million to CHF 965 million. On an adjusted basis, excluding net restructuring charges of CHF 85 million compared with CHF 62 million, personnel expenses decreased by CHF 8 million. General and administrative expenses decreased by CHF 112 million to CHF 1,027 million. On an adjusted basis, excluding net restructuring charges of CHF 69 million compared with CHF 219 million, general and administrative expenses increased by CHF 38 million to CHF 958 million. This increase was mainly due to higher marketing costs and professional fees.

Services to/from business divisions and other Corporate Center units

Net charges for services to business divisions and other Corporate Center units were CHF 1,982 million compared with CHF 1,964 million. Beginning in the second quarter of 2015, we revised the presentation of service allocations from Corporate Center – Services to the business divisions and other Corporate Center units to better reflect the economic relationship between them. Prior periods have been restated.

è

Refer to the “Recent developments” section of this report for more information on the change in presentation of service allocations from Corporate Center – Services to business divisions and other Corporate Center units

Operating expenses after services to/from business divisions and other Corporate Center units

Operating expenses remaining in Corporate Center – Services after allocations relate mainly to Group governance functions and other corporate activities, certain strategic and regulatory projects and certain retained restructuring charges.

Total operating expenses remaining in Corporate Center – Services after allocations decreased to CHF 212 million from CHF 337 million, mainly due to retained real estate restructuring charges of CHF 112 million in the prior quarter.

Risk-weighted assets

Fully applied risk-weighted assets (RWA) decreased by CHF 3 billion to CHF 20 billion as of 30 June 2015 due to lower incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

è	Refer to the “Capital management” section of this report for more information

Personnel: 2Q15 vs 1Q15

As of 30 June 2015, Corporate Center – Services employed 23,221 personnel compared with 23,424 as of 31 March 2015. This decrease of 203 personnel primarily related to reductions in Group Operations and Group Technology. Beginning in the second quarter of 2015, personnel of Corporate Center – Services are no longer allocated to the business divisions and other Corporate Center units.

è	Refer to the “Recent developments” section of this report for more information on personnel allocations from Corporate Center – Services to business divisions and other Corporate Center units

Results: 6M15 vs 6M14

Corporate Center – Services recorded a loss before tax of CHF 217 million compared with a loss before tax of CHF 215 million in the first half of 2014.

Total operating income was CHF 333 million compared with CHF 14 million, mainly reflecting gains on sale of real estate of CHF 378 million in the first half of 2015 compared with CHF 24 million in the same period last year.

On a gross basis before allocations, total operating expenses increased by CHF 411 million to CHF 4,495 million. Excluding restructuring charges of CHF 446 million compared with CHF 160 million, adjusted operating expenses before allocations increased by CHF 125 million to CHF 4,049 million, mainly reflecting charges for provisions for litigation, regulatory and similar matters of CHF 8 million compared with a release of CHF 141 million.

54

UBS business divisions and Corporate Center

Corporate Center – Group Asset and Liability Management

Corporate Center – Group Asset and Liability Management recorded a profit before tax of CHF 132 million in the second quarter of 2015 compared with a profit before tax of CHF 317 million in the prior quarter.

Corporate Center – Group ALM1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Gross income excluding own credit	70	376	205	(81)	(66)	445	372
Allocations to business divisions and other CC units	(191)	(289)	(243)	(34)	(21)	(480)	(449)
of which: Wealth Management	(105)	(131)	(105)	(20)	0	(236)	(202)
of which: Wealth Management Americas	(29)	(23)	(27)	26	7	(52)	(54)
of which: Retail & Corporate	(88)	(122)	(107)	(28)	(18)	(210)	(196)
of which: Global Asset Management	(4)	(5)	(7)	(20)	(43)	(9)	(12)
of which: Investment Bank	52	34	31	53	68	86	67
of which: CC – Services	(31)	(54)	(52)	(43)	(40)	(86)	(105)
of which: CC – Non-core and Legacy Portfolio	15	12	24	25	(38)	27	52
Own credit[2]	259	226	72	15	260	486	160
Total operating income	138	313	33	(56)	318	451	83
Personnel expenses	7	8	7	(13)	0	15	10
General and administrative expenses	4	4	7	0	(43)	8	9
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Services (to)/from business divisions and other CC units	(5)	(15)	(11)	(67)	(55)	(20)	(24)
of which: Wealth Management	(6)	(8)	(4)	(25)	50	(13)	(9)
of which: Wealth Management Americas	(1)	(1)	(1)	0	0	(2)	(3)
of which: Retail & Corporate	(3)	(4)	(2)	(25)	50	(7)	(4)
of which: Global Asset Management	0	0	(1)		(100)	0	(1)
of which: Investment Bank	(9)	(11)	(13)	(18)	(31)	(20)	(27)
of which: CC – Services	19	14	20	36	(5)	34	40
of which: CC – Non-core and Legacy Portfolio	(5)	(6)	(10)	(17)	(50)	(11)	(20)
Total operating expenses[3]	7	(4)	3		133	2	(5)
Operating profit/(loss) before tax	132	317	31	(58)	326	449	88

Additional information
Average attributed equity (CHF billion)[4]	3.3	3.4	3.3	(3)	0	3.4	3.2
Total assets (CHF billion)[5]	218.3	227.6	213.7	(4)	2	218.3	213.7
Risk-weighted assets (fully applied, CHF billion)[6]	9.2	7.9	6.9	16	33	9.2	6.9
Risk-weighted assets (phase-in, CHF billion)[6]	9.2	7.9	6.9	16	33	9.2	6.9
Leverage ratio denominator (phase-in, CHF billion)[7]	216.2	231.4	217.7	(7)	(1)	216.2	217.7
Personnel (full-time equivalents)	122	122	121	0	1	122	121

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2   Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 30 June 2015 amounts to CHF 0.2 billion. This gain has reduced the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    3  Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    5  Based on third-party view, i.e., without intercompany balances.    6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    7  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

55

Corporate Center

Group ALM manages the structural risks of our balance sheet including pricing and managing the Group’s structural interest rate and currency risk, funding and liquidity risk, currency basis and interest rate basis risk and collateral risk. Group ALM also seeks to optimize the Group’s financial performance by better matching assets and liabilities within the context of the Group’s liquidity, funding and capital targets. Group ALM serves all business divisions and other Corporate Center units, and its risk management is fully integrated into the Group’s risk governance framework.

The accounting treatment of certain hedging activities causes non-economic volatility in Group ALM’s financial results. Therefore, these effects are explained separately.

Revenues generated by the Group ALM’s banking book interest rate risk management activities are fully allocated to the originating business divisions. Funding and liquidity costs are allocated to the business divisions and other Corporate Center units based on their consumption, which is driven by various internal funding and liquidity models. Funding and liquidity costs not arising as a result of consumption are retained by Group ALM. These are mainly the result of funding and liquidity buffers which are maintained at levels above the minimum regulatory requirements and central funding costs related to our long-term debt portfolio.

Consistent with changes in the manner in which operating segment performance is assessed, beginning in the second quarter of 2015, we now apply fair value accounting for certain internal funding transactions between Corporate Center – Group ALM and the Investment Bank and Corporate Center – Non-core and Legacy Portfolio rather than applying amortized cost accounting. This treatment better aligns with the mark-to-market basis on which these internal transactions are risk managed within the Investment Bank and Corporate Center – Non-core and Legacy Portfolio. In connection with this change, we now present own credit gains and losses on financial liabilities designated at fair value in Corporate Center – Group ALM instead of Corporate Center – Services. Prior periods have been restated to reflect these changes.

è

Refer to the “Recent developments” section of this report for more information on the change in segment reporting related to fair value gains and losses on certain internal funding transactions and own credit

Results: 2Q15 vs 1Q15

Operating income

Gross income excluding own credit

Gross income excluding own credit was CHF 70 million in the second quarter, which included income resulting from centralized balance sheet risk management, partly offset by central funding costs and losses from hedging activities. Gross income in the first quarter was CHF 376 million.

Gross revenues from balance sheet risk management activities were CHF 400 million compared with CHF 461 million, mainly as revenues from the banking book interest rate risk management performed on behalf of Wealth Management and Retail & Corporate decreased by CHF 42 million to CHF 162 million. Furthermore, income from the investment of the Group’s equity decreased by CHF 25 million to CHF 202 million, reflecting increased costs incurred following the Swiss National Bank actions on 15 January 2015. In addition, the second quarter included a CHF 26 million lower gain from the Group ALM-managed monthly conversion of non-Swiss franc profits.

Hedging activities resulted in a gross loss of CHF 36 million in the second quarter compared with a gain of CHF 167 million in the first quarter. The second quarter included a loss of CHF 57 million related to our cash flow hedges and a loss of CHF 16 million on cross-currency basis swaps held as economic hedges, compared with gains of CHF 159 million and CHF 114 million, respectively. These losses were partly offset by a gain of CHF 31 million on interest rate derivatives held to hedge high-quality liquid assets and a gain of CHF 7 million on interest rate derivatives prior to their designation into hedge accounting relationships compared with losses of CHF 70 million and CHF 34 million, respectively.

Group ALM incurred gross funding costs of CHF 294 million in the second quarter compared with CHF 252 million in the prior quarter. Gross funding and liquidity costs increased to CHF 239 million from CHF 221 million, mainly due to new debt issuances. In addition, the second quarter included a fair value loss of CHF 56 million on certain internal funding transactions compared with a loss of CHF 31 million in the previous quarter.

è

Refer to the “Recent developments” section of this report for more information on the change in segment reporting related to fair value gains and losses on certain internal funding transactions and own credit

Allocations to business divisions and other Corporate Center units

Allocations to the business divisions and other Corporate Center units mainly consist of income generated from interest-rate risk management activities and the investment of the Group’s equity, offset by charges for liquidity and funding, various collateral management activities and costs of issuance of capital instruments.

Group ALM allocated revenues of CHF 191 million compared with CHF 289 million in the prior quarter, with the decrease mainly due to lower income generated from interest rate risk management activities and additional costs related to the investment of the Group’s equity which were allocated on a year-to-date basis in the second quarter of 2015.

56

UBS business divisions and Corporate Center

Operating income after allocations

Group ALM retains central funding costs, certain income from hedging activities, as well as own credit on financial liabilities designated at fair value. Net operating income remaining in Group ALM was CHF 138 million compared with CHF 313 million, mainly driven by the decline in gross income related to hedging activities.

Funding and liquidity costs retained by Group ALM increased by CHF 10 million to CHF 180 million. In addition, the second quarter included the aforementioned fair value loss of CHF 56 million on certain internal funding transactions compared with a loss of CHF 31 million.

Own credit on financial liabilities designated at fair value was a gain of CHF 259 million compared with CHF 226 million, primarily reflecting the widening of our funding spreads in both quarters.

è	Refer to the “Recent developments” section of this report for more information on own credit
è	Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on own credit

Operating expenses

Total operating expenses net of allocations were CHF 7 million compared with negative CHF 4 million in the prior quarter, as costs allocated to the business divisions and other Corporate Center units were lower than the actual costs incurred by Group ALM.

Risk-weighted assets

Fully applied risk-weighted assets (RWA) increased by CHF 1 billion to CHF 9 billion as of 30 June 2015.

è	Refer to the “Capital management” section of this report for more information

Balance sheet assets

Balance sheet assets decreased by CHF 9 billion to CHF 218 billion, mainly reflecting a reduction in collateral trading assets, partly offset by an increase in cash and balances with central banks. The decrease in balance sheet assets was driven by a decrease in short-term liabilities.

è	Refer to the “Balance sheet” section of this report for more information

Leverage ratio denominator

The Swiss SRB leverage ratio denominator decreased to CHF 216 billion as of 30 June 2015 from CHF 231 billion as of 31 March 2015, mainly reflecting a reduction in collateral trading assets, partly offset by an increase in cash and balances with central banks.

è	Refer to the “Capital management” section of this report for more information

Results: 6M15 vs 6M14

Group ALM recorded a profit of CHF 449 million in the first half of 2015 compared with a profit of CHF 88 million in the same period last year. Gross income excluding own credit was CHF 445 million compared with CHF 372 million.

Gross revenues from balance sheet risk management activities increased to CHF 860 million from CHF 763 million, mainly as revenues from the banking book interest rate risk management performed on behalf of Wealth Management and Retail & Corporate increased by CHF 50 million to CHF 366 million. Moreover, revenues related to high-quality liquid assets increased by CHF 78 million to CHF 109 million and gains from the monthly conversion of non-Swiss franc profits and losses to Swiss francs increased to CHF 30 million from CHF 6 million. These increases were partly offset by costs of CHF 55 million arising from the issuance of AT1 instruments in the first half of 2015.

Group ALM recorded revenues from hedging activities of CHF 131 million compared with CHF 90 million, largely related to gains of CHF 98 million on cross-currency basis swaps held as economic hedges compared with a gain of CHF 68 million in the same period last year.

Gross funding costs were CHF 546 million compared with CHF 481 million. The increase was driven by a fair value loss of CHF 87 million on certain internal funding transactions compared with a gain of CHF 23 million in the prior quarter. This increase was partly offset by a decrease in gross funding and liquidity costs to CHF 459 million from CHF 504 million due to favorable currency movements and matured long-term debt, partially offset by new debt issuances.

Revenue allocations to business divisions and other Corporate Center units increased by CHF 31 million, mainly related to the increase in gross balance sheet risk management revenues.

Net operating income remaining in Group ALM after allocations to the business divisions and other Corporate Center units was CHF 451 million compared with CHF 83 million and included an own credit gain of CHF 486 million on financial liabilities designated at fair value compared with a gain CHF 160 million.

57

Corporate Center

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 145 million in the second quarter of 2015 compared with a loss before tax of CHF 212 million in the prior quarter. The second quarter included a gain of CHF 57 million related to the settlement of two litigation claims. Risk-weighted assets decreased by CHF 4 billion to CHF 32 billion, and the Swiss SRB leverage ratio denominator was reduced by CHF 14 billion to CHF 70 billion.

Corporate Center – Non-core and Legacy Portfolio1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Income	35	(43)	(166)			(8)	(154)
Credit loss (expense)/recovery[2]	0	2	(2)	(100)	(100)	2	(2)
Total operating income	35	(41)	(168)			(6)	(156)
Personnel expenses	38	31	32	23	19	69	69
General and administrative expenses	50	42	95	19	(47)	92	180
Services (to)/from business divisions and other CC units	92	97	118	(5)	(22)	190	248
of which: services from CC – Services	79	80	87	(1)	(9)	159	193
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	1
Total operating expenses[3]	180	171	245	5	(27)	351	499
Operating profit/(loss) before tax	(145)	(212)	(412)	(32)	(65)	(357)	(654)

Additional information
Average attributed equity (CHF billion)[4]	2.9	3.3	5.1	(12)	(43)	3.1	5.6
Total assets (CHF billion)[5]	113.4	160.1	183.9	(29)	(38)	113.4	183.9
Risk-weighted assets (fully applied, CHF billion)[6]	31.6	35.7	51.9	(11)	(39)	31.6	51.9
Risk-weighted assets (phase-in, CHF billion)[6]	31.6	35.7	51.9	(11)	(39)	31.6	51.9
Leverage ratio denominator (phase-in, CHF billion)[7]	70.4	84.2	120.8	(16)	(42)	70.4	120.8
Personnel (full-time equivalents)	101	125	160	(19)	(37)	101	160

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2  Includes credit loss (expense)/recovery on reclassified and acquired securities.    3  Refer to “Note 18 Changes in organization and disposals” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    5  Based on third-party view, i.e., without intercompany balances.    6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    7  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

58

UBS business divisions and Corporate Center

Results: 2Q15 vs 1Q15

Operating income

Income was positive CHF 35 million compared with negative CHF 43 million in the prior quarter. The second quarter included a gain of CHF 57 million related to the settlement of two litigation claims. Further, the first quarter included valuation losses of CHF 12 million on financial assets designated at fair value as well as valuation losses on certain equity positions.

è	Refer to the “Recent developments” section of this report for more information on the change in segment reporting related to fair value gains and losses on certain internal funding transactions

Operating expenses

Total operating expenses increased to CHF 180 million from CHF 171 million, mainly as charges for provisions for litigation, regulatory and similar matters increased by CHF 10 million to CHF 23 million.

Risk-weighted assets

Risk-weighted assets (RWA) decreased by CHF 4 billion to CHF 32 billion due to a CHF 3 billion reduction in credit risk RWA and a CHF 1 billion reduction in market risk RWA.

è	Refer to the “Capital management” section of this report for more information

Balance sheet assets

Balance sheet assets decreased to CHF 113 billion as of 30 June 2015 from CHF 160 billion as of 31 March 2015. Positive replacement values (PRV) decreased by CHF 40 billion, mainly in our over-the-counter (OTC) rates derivative exposures. Within our rates portfolio, PRV decreased by CHF 38 billion, driven by fair value decreases following interest rate movements, as well as by our ongoing reduction activity including negotiated bilateral settlements (unwinds), third-party novations, including transfers to central clearing houses (trade migrations) and agreements to net down trades with other dealer counterparties (trade compressions). Within our credit portfolio, PRV decreased by CHF 1 billion, mainly due to trade unwinds.

Collateral delivered against OTC derivatives decreased by CHF 5 billion.

Funded assets decreased by CHF 1 billion to CHF 8 billion, mainly due to the sale of bond positions held as hedges against derivative exposures in the securitizations portfolio, as well as a partial loan repayment in credit, and other smaller position reductions.

Funded assets and PRV classified as Level 3 in the fair value hierarchy totaled CHF 3 billion as of 30 June 2015.

Leverage ratio denominator

The Swiss SRB leverage ratio denominator decreased to CHF 70 billion as of 30 June 2015 from CHF 84 billion as of 31 March 2015, mainly due to a reduction in average balance sheet assets during the quarter.

è	Refer to the “Capital management” section of this report for more information

Personnel: 2Q15 vs 1Q15

As of 30 June 2015, a total of 101 front office personnel were employed within Non-core and Legacy Portfolio compared with 125 as of 31 March 2015.

è	Refer to the “Recent developments” section of this report for more information on personnel allocations from Corporate Center – Services to business divisions and other Corporate Center units

Results: 6M15 vs 6M14

Non-core and Legacy Portfolio recorded a loss before tax of CHF 357 million in the first half of 2015 compared with a loss of CHF 654 million in the first half of 2014. Operating income was negative CHF 6 million compared with negative CHF 156 million, mainly due to a gain of CHF 57 million related to the settlement of two litigation claims in the first half of 2015 and a CHF 97 million loss resulting from the exit from the majority of the correlation trading portfolio in the same period last year. Operating expenses declined by CHF 148 million to CHF 351 million, mainly as the first half of 2014 included an impairment charge of CHF 78 million related to certain disputed receivables and as services from Corporate Center – Services decreased by CHF 34 million.

59

Corporate Center

Composition of Non-core and Legacy Portfolio

An overview of the composition of Non-core and Legacy Portfolio is presented in the table below.

The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions. The funded assets and PRV measures presented are intended to provide additional transparency regarding progress in the execution of our strategy to exit these positions.

CHF billion

Exposure category	Description	RWA[1]		Funded assets[2]		PRV[3]		LRD[4]
		30.6.15	31.3.15	30.6.15	31.3.15	30.6.15	31.3.15	30.6.15	31.3.15
Rates (linear)	Consists of linear OTC products (primarily vanilla interest rate, inflation, basis and cross-currency swaps for all major currencies and some emerging markets) and non-linear OTC products (vanilla and structured options). Over 95% of gross PRV is collateralized. Uncollateralized RWA of less than CHF 2 billion is spread over more than 200 counterparties, of which over 60% were rated investment grade as of 30 June 2015. More than 50% of gross PRV is due to mature by end-2021.	4.2	5.5	0.2	0.3	59.2	82.3	38.6	46.5
Rates (non-linear)		0.9	1.4	0.2	0.2	22.6	37.6	9.5	12.0
Credit	Consists primarily of a residual structured credit book that is largely hedged against market risk. The remaining counterparty risk is fully collateralized and diversified across multiple names. The residual structured credit book is expected to materially run off by end-2018. Also includes corporate lending and residual distressed credit positions, with a similar expected run-off profile.	0.7	0.7	0.6	1.0	1.9	2.6	7.7	9.5
Securitizations	Consists primarily of a portfolio of CDS positions referencing ABS assets with related cash and synthetic hedges to mitigate the impact of directional movements. The majority of the remaining positions is expected to run off by end-2018.	2.8	3.7	1.3	1.7	0.6	0.7	2.5	3.0
Auction preferred stock (APS) and auction rate securities (ARS)	Portfolio of long-dated APS and municipal ARS. All APS were rated A or above and all ARS exposures were rated Ba1 or above as of 30 June 2015.	0.8	0.9	2.7	2.9	–	–	2.7	2.8
Muni swaps and options	Swaps and options with US state and local governments. Over 90% of the PRV is with counterparties that were rated investment grade as of 30 June 2015.	0.5	0.6	–	–	3.3	4.2	2.9	3.1
Other	Exposures to CVA and related hedging activity, as well as a diverse portfolio of smaller positions.	1.6	2.8	2.7	3.1	3.8	4.2	6.3	7.2
Operational risk	Operational risk RWA allocated to Non-core and Legacy Portfolio.	20.0	20.1	–	–	–	–	–	–
Total		31.6	35.7	7.8	9.3	91.4	131.6	70.4	84.2

1 Fully applied and phase-in Basel III RWA.    2  Funded assets are defined as total balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 14.2 billion as of 30 June 2015 and CHF 19.2 billion as of 31 March 2015).    3  Positive replacement values (gross exposure excluding the impact of any counterparty netting).    4  Swiss SRB leverage ratio denominator.

60

Risk and treasury management Management report

63	Risk and treasury management key developments	88	Capital management
		89	Swiss SRB Basel III capital framework
		89	Regulatory framework
64	Risk management and control	90	Capital requirements
64	Overview of risks arising from our business activities	91	Swiss SRB Basel III capital information (UBS Group)
66	Credit risk – internal risk view	92	Capital ratios
66	Banking products	92	Eligible capital
67	Traded products	95	Sensitivity to currency movements
73	Market risk	96	Differences between Swiss SRB and BIS Basel III capital
73	Interest rate risk in the banking book	97	Swiss SRB Basel III capital information (UBS AG consolidated)
78	Country risk
78	Exposures to selected eurozone countries	98	Differences between UBS Group AG (consolidated) and UBS AG (consolidated)
80	Operational risk
		100	Risk-weighted assets (UBS Group)
81	Balance sheet	100	Credit risk
81	Assets	100	Non-counterparty-related risk
82	Liabilities	101	Market risk
83	Equity	101	Operational risk
83	Intra-quarter balances	105	Leverage ratio framework
		106	Leverage ratio information (UBS Group)
84	Liquidity and funding management	106	Swiss SRB leverage ratio
84	Strategy and objectives	110	BIS Basel III leverage ratio
84	Liquidity	110	Supplemental leverage ratio
86	Funding	111	Leverage ratio information (UBS AG consolidated)
		112	Equity attribution and return on attributed equity

		114	UBS shares
		114	UBS Group AG shares
		114	UBS AG shares

62

Risk and treasury management key developments	Risk and treasury management

Risk and treasury management

key developments

Risk management and control

Our credit exposures for the Group were broadly unchanged in the second quarter of 2015 and net credit loss expenses remained low at CHF 13 million. We continue to manage market risk at low levels.

We are closely monitoring developments in our domestic economy following the Swiss National Bank’s removal of the minimum targeted exchange rate for the Swiss franc against the euro in January 2015. We expect the stronger Swiss franc to have a negative effect on the economy and exporters in particular, which could impact some of the counterparties within our domestic lending portfolio and lead to an increase in credit loss expenses in future periods from the low levels recently observed.

Our direct exposure to peripheral European countries remained limited and our direct exposure to Greece is minimal at CHF 3 million. We nevertheless continue to monitor the potential broader implications of adverse developments in the eurozone, particularly with regard to Greece. We are also closely following the developments in China, given the recent market volatility. Although we currently have no significant concerns with regard to our exposure profile, we are mindful that if markets were to fall significantly, this could have broad consequences for the Chinese economy, the impacts of which could be felt globally. Our combined stress testing framework is applied to a suite of macroeconomic and geopolitical stress scenarios, including the Eurozone Crisis and China hard landing scenarios, which consider such broader implications, ensuring the potential effects are captured in the calculation of our post-stress common equity tier 1 (CET1) capital ratio, a key element of our risk appetite framework.

Over the quarter, we further managed down our exposure to Puerto Rico municipal securities, reducing our net lending exposure collateralized by these instruments by more than half to USD 118 million.

Further strengthening of our Compliance and Operational Risk Control (C&ORC) function took place throughout the quarter, with the delivery of further enhanced consequential risk assessment processes, the consolidation of related disciplines into a single operational resilience function and continued enhancement to our monitoring and surveillance capabilities. These enhancements continue to strengthen C&ORC’s capability as a robust second line of defense, which is able to provide constructive challenge and independent oversight.

Balance sheet

As of 30 June 2015, our balance sheet assets stood at CHF 950 billion, a decrease of CHF 99 billion from 31 March 2015, mainly due to a reduction in positive replacement values in both Corporate Center – Non-core and Legacy Portfolio and the Investment Bank. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, decreased by CHF 10 billion to CHF 751 billion, primarily due to currency effects resulting from the strengthening of the Swiss franc against the US dollar. Excluding currency effects, funded assets increased by approximately CHF 4 billion, mainly reflecting increases in cash and balances with central banks and loans, partly offset by a reduction in collateral trading assets.

Liquidity and funding management

Our liquidity and funding position remained strong during the second quarter of 2015 with a 3-month average liquidity coverage ratio of 121%. UBS AG was active in the senior unsecured bond market during the quarter with a total issuance amount equivalent to CHF 8.3 billion.

Capital management

Our fully applied common equity tier 1 (CET1) capital increased by CHF 0.7 billion to CHF 30.3 billion as of 30 June 2015 and our fully applied CET1 capital ratio increased 0.7 percentage points to 14.4%. On a phase-in basis, our CET1 capital decreased by CHF 2.1 billion to CHF 38.7 billion and our CET1 capital ratio decreased 0.4 percentage points to 18.2%. Risk-weighted assets decreased by CHF 7 billion to CHF 210 billion on a fully applied basis and by CHF 7 billion to CHF 212 billion on a phase-in basis. Our Swiss systemically relevant banks (SRB) leverage ratio increased 0.1 percentage points to 4.7% on a fully applied basis and decreased 0.2 percentage points to 5.4% on a phase-in basis. In the second quarter of 2015, our progressive buffer requirement for 2019 was reduced to 4.5% from 5.4%. As a result, our total capital requirement on a fully applied basis decreased to 17.5% for 2019, and to 12.6% on a phase-in basis as of 30 June 2015.

63

Risk management and control

Risk management and control

Risk profile of the Group

Overview of risks arising from our business activities

The tables on the next page present the key drivers of tangible attributed equity by business division and Corporate Center unit, which are risk-weighted assets (RWA), Swiss SRB leverage ratio denominator (LRD) and risk-based capital (RBC). In addition, we show the average tangible attributed equity, total assets and adjusted operating profit before tax. Along with the description of key risks by business division and Corporate Center unit presented in our Annual Report 2014, this table provides an overview of how the activities in our business divisions and Corporate Center units are reflected in our risk measures, along with their respective performance.

The “Risk measures and performance” tables are followed by sections providing an update for the second quarter of 2015 on developments in credit risk (comprising banking products and traded products), market risk (including interest rate risk in the banking book), country risk, and operational risk.

An update on the development of RWA, LRD and attributed equity during the quarter is provided in the “Capital management” section of this report. The overall level of RBC was broadly unchanged at CHF 31 billion for UBS Group as of 30 June 2015.

è	Refer to the “Capital management” section of this report and our Annual Report 2014 for more information on RWA, LRD and our equity attribution framework
è	Refer to “Statistical measures” in the “Risk management and control” section of our Annual Report 2014 for more information on risk-based capital

UBS AG (consolidated) risk profile

The risk profile of UBS AG (consolidated) in the second quarter of 2015 was materially the same as that of UBS Group, and information provided in the remainder of this section is equally applicable to UBS AG (consolidated). Differences in the credit risk profile of the two consolidation scopes, relating to intercompany exposures between UBS AG and UBS Group AG, have been identified where applicable and are disclosed accordingly.

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Risk measures and performance

	30.6.15
	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio
CHF billion, as of or for the quarter ended
Risk-weighted assets (fully applied)[1]	25.8	21.5	34.7	3.4	63.3	20.3	9.2	31.6
of which: credit risk	12.8	7.8	33.1	2.4	35.3	1.6	5.5	8.8
of which: market risk	0.0	1.3	0.0	0.0	10.7	(5.6)[2]	3.5	2.8
of which: operational risk	12.9	12.3	1.6	0.9	17.3	9.5	0.1	20.0
Leverage ratio denominator (fully applied)[3]	129.7	56.8	162.4	14.2	289.9	4.8	216.2	70.4
Risk-based capital[4], [5]	1.3	1.2	3.3	0.4	7.4	2.0	4.2	2.9
Average tangible attributed equity[6]	2.7	1.8	3.9	0.4	7.2	1.5	3.2	2.9
Total assets	124.6	55.3	141.3	14.2	263.8	19.3	218.3	113.4
Operating profit/(loss) before tax (adjusted)[7]	0.8	0.2	0.4	0.1	0.6	(0.3)	(0.1)	(0.1)

	31.3.15
	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio
CHF billion, as of or for the quarter ended
Risk-weighted assets (fully applied)[1]	25.7	21.8	34.6	3.5	64.1	23.2	7.9	35.7
of which: credit risk	12.6	8.4	33.0	2.5	33.9	1.2	4.6	11.7
of which: market risk	0.0	1.1	0.0	0.0	11.6	(4.7)[2]	3.2	3.9
of which: operational risk	12.9	12.3	1.5	0.9	18.5	12.4	0.1	20.1
Leverage ratio denominator (fully applied)[3]	134.2	56.3	163.7	14.0	294.2	(1.0)	231.4	84.2
Risk-based capital[4], [5]	1.4	1.3	3.3	0.3	6.6	1.3	5.0	3.2
Average tangible attributed equity[6]	2.8	1.8	4.0	0.4	7.1	1.2	3.3	3.3
Total assets	125.5	55.7	143.3	14.1	303.2	19.5	227.6	160.1
Operating profit/(loss) before tax (adjusted)[7]	0.9	0.3	0.4	0.2	0.8	(0.2)	0.1	(0.2)

1  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    2  Negative market risk numbers are due to the diversification effect allocated to CC – Services.    3  Refer to the “Capital management” section of this report for more information.    4  Refer to “Statistical measures” in the “Risk management and control” section of our Annual Report 2014 for more information on risk-based capital.    5  Excludes CHF 8.2 billion (31 March 2015: CHF 7.9 billion) of centrally-held RBC items in the Corporate Center. For equity attribution, these RBC items are not allocated to the business divisions or Corporate Center units.    6  Excludes CHF 14.6 billion (31 March 2015: CHF 14.5 billion) of centrally-held average tangible equity attribution items within the Corporate Center relating to common equity not allocated to the business divisions or Corporate Center units. Refer to the “Capital management” section of this report for more information on our equity attribution framework.    7  Adjusted results are non-GAAP financial measures as defined by SEC Regulations. Refer to the table “Adjusted results” in the “Group performance” section of this report for more information.

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Credit risk – internal risk view

Except where stated otherwise, the exposures detailed in this section are based on our internal management view of credit risk, which differs in certain respects from the measurement requirements of IFRS.

Banking products

Gross banking products exposures increased by CHF 16 billion to CHF 473 billion over the quarter, mainly driven by an increase in balances with central banks in Corporate Center – Group ALM.

Exposure related to loans decreased by CHF 1 billion to CHF 314 billion. The majority of our loan exposures are within our Retail & Corporate and wealth management businesses and are secured by residential and commercial properties or by securities. Net credit loss expenses for the quarter remained low at CHF 13 million.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2014 for more information on credit risk, impairment and default

Gross banking products exposure within Wealth Management was unchanged over the quarter.

In Wealth Management Americas, credit exposures were broadly unchanged as increases in the securities-backed lending and mortgage portfolios in US dollar terms were offset by the strengthening of the Swiss franc against the US dollar. Puerto Rico-issued debt securities were subject to further rating agency downgrades over the quarter and Puerto Rico’s Governor declared the public debt unpayable. Consistent with these rating downgrades, we reduced the lending values we assign to the associated securities, and we reduced our total net lending exposure collateralized by Puerto Rico municipal securities and closed-end funds by USD 162 million to USD 118 million as of 30 June 2015. The associated collateral had a market value of USD 0.7 billion as of 30 June 2015. Impairments related to these exposures decreased to USD 23 million. Secondary trading inventory in closed-end funds and Puerto Rico debt securities remained low at USD 8 million as of 30 June 2015.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2014 for more information on our exposures to Puerto Rico municipal securities and associated closed-end funds

The overall size and composition of our Swiss mortgage portfolio in Retail & Corporate and Wealth Management, and the distribution of exposures across loan-to-value (LTV) buckets, was consistent with the position as of 31 March 2015. Average LTV for newly originated loans was 60% compared with the average LTV for the portfolio as a whole of 53%, both broadly unchanged compared with the prior quarter. In the Swiss residential mortgage loan book, 99.9% of the aggregate amount of loans would continue to be covered by the real estate collateral even if the value assigned to that collateral were to decrease by 20%, and 98.8% would remain covered if collateral values decreased by 30%, both broadly unchanged compared with the prior quarter.

Our Swiss corporate lending portfolio consists of loans to multinational and domestic counterparties. Although this portfolio is well diversified across industries, these Swiss counterparties are, in general, highly reliant on the domestic economy and the economies to which they export, in particular the EU and the US. In addition, the EUR/CHF exchange rate is an important risk factor for Swiss corporates. Since the Swiss National Bank (SNB) discontinued the minimum targeted exchange rate for the Swiss franc versus the euro on 15 January 2015, the Swiss franc has strengthened and remained strong. Considering the reliance of the Swiss economy on exports, the stronger Swiss franc is expected to have a negative effect on the Swiss economy, as seen in economic data for the first quarter of 2015, which shows that a decline in net exports had a significant adverse effect on quarterly growth.

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To date, we have seen limited effects of the stronger Swiss franc on small and medium-sized enterprises, which we attribute, in part, to existing order books. However, with the average order period of three months now passed, we would expect to see a deterioration in the results of these enterprises over the next 12 months, particularly for export-oriented entities. The tourism sector has also been largely protected through the 2014/2015 winter season due to pre-existing bookings, and we therefore anticipate to see a fuller impact on the industry through extended hotel closure in the off-peak season and into the 2015/2016 winter season.

For multinationals, we foresee less of an impact. Since 2011, when the SNB established the Swiss franc floor, many multinationals have implemented tightened cost control schemes and have accelerated cross-border outsourcing to mitigate the effects of the strong Swiss franc. These actions, together with the general benefits of international diversification, and their greater ability to adapt to change, have cushioned the impact of the removal of the floor for multinationals.

In response to these heightened risks, we have performed detailed reviews, on a client-by-client basis, across a substantial portion of these Swiss portfolios to identify borrowers with higher sensitivity to foreign exchange rates and to assess the impact of the EUR/CHF floor break on their balance sheet, profitability and liquidity. Those clients deemed to have a higher risk of negative short-term impact are subject to more frequent monitoring. In addition, we continue to closely watch the broader portfolio for signs of deterioration. To date, we have seen a limited decline in credit quality. However, we expect the stronger Swiss franc to have a negative effect on the economy, which could impact some of the counterparties within our domestic lending portfolio and lead to an increase in credit loss expenses in future periods from the low levels recently observed.

Gross banking products exposure in the Investment Bank remained broadly unchanged at CHF 60 billion.

In Corporate Center – Group ALM, banking products exposure increased by CHF 18 billion due to higher balances with central banks, mainly resulting from a rebalancing of our high-quality liquid assets, from reverse repurchase agreements to cash and balances with central banks.

Traded products

Credit exposure arising from traded products, after reflecting the effects of master netting agreements, but before deduction of specific credit valuation adjustments and credit hedges, was CHF 49 billion, down by CHF 3 billion compared with the previous quarter. OTC derivatives accounted for CHF 23 billion of the traded products exposure, the majority of which were in Corporate Center – Non-core and Legacy Portfolio and the Investment Bank, and were predominantly with investment grade counterparties. As counterparty risk for traded products exposure is managed at a counterparty level, no split between exposures in the Investment Bank and those in the Non-core and Legacy Portfolio is provided. A further CHF 14 billion of traded products exposure as of 30 June 2015 relates to securities financing transactions, primarily within the Investment Bank and Corporate Center – Group ALM, unchanged compared with the prior quarter. The remaining CHF 11 billion of exposure relates to exchange-traded derivatives, largely within the Investment Bank.

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Banking products exposure by business division

	30.6.15
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Balances with central banks	219	0	0	0	271	0	82,921	0	83,412
Due from banks	1,131	1,680	1,782	459	8,551	356	3,538	125	17,621
Loans[1]	110,915	44,237	135,802	4	15,847	345	7,008	121	314,280
Guarantees	1,860	717	8,032	1	5,235	10	0	118	15,972
Loan commitments	1,511	300	7,913	0	29,821	0	0	1,946	41,491
Banking products exposure[2]	115,636	46,933	153,530	464	59,726	710	93,468	2,310	472,776	[3]
Banking products exposure, net[4]	115,568	46,910	152,998	464	52,146	710	93,468	1,648	463,912

	31.3.15
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Balances with central banks	313	0	0	0	296	0	67,065	0	67,675
Due from banks	1,245	1,840	1,627	469	8,995	547	2,847	131	17,699
Loans[1]	110,789	44,207	137,307	170	17,043	104	5,988	167	315,774
Guarantees	1,838	721	8,026	0	5,559	11	0	208	16,364
Loan commitments	1,502	292	7,619	0	27,436	0	0	2,861	39,710
Banking products exposure[2]	115,688	47,060	154,580	639	59,328	662	75,900	3,367	457,222
Banking products exposure, net[4]	115,621	47,034	153,977	639	51,414	662	75,900	2,250	447,496

1  Does not include reclassified securities and similar acquired securities in our Legacy Portfolio.    2  Excludes loans designated at fair value.    3  As of 30 June 2015, total banking products exposure for UBS AG (consolidated) were CHF 1.6 billion higher than for UBS Group, related to a loan granted by UBS AG to UBS Group AG (31 March 2015: CHF 1.0 billion).    4  Net of allowances, provisions and hedges.

Wealth Management: loan portfolio, gross

	30.6.15		31.3.15
	CHF million	%	CHF million	%
Secured by residential property	35,915	32.4	35,883	32.4
Secured by commercial/industrial property	2,094	1.9	2,145	1.9
Secured by cash	14,112	12.7	12,921	11.7
Secured by securities	49,461	44.6	49,292	44.5
Secured by guarantees and other collateral	8,883	8.0	10,136	9.1
Unsecured loans	451	0.4	414	0.4
Total loans, gross	110,915	100.0	110,789	100.0
Total loans, net of allowances	110,847		110,723

Wealth Management Americas: loan portfolio, gross

	30.6.15		31.3.15
	CHF million	%	CHF million	%
Secured by residential property	7,648	17.3	7,603	17.2
Secured by commercial/industrial property	0	0.0	1	0.0
Secured by cash	788	1.8	828	1.9
Secured by securities	33,779	76.4	33,805	76.5
Secured by guarantees and other collateral	1,767	4.0	1,686	3.8
Unsecured loans[1]	255	0.6	282	0.6
Total loans, gross	44,237	100.0	44,207	100.0
Total loans, net of allowances	44,214		44,181

1  Includes credit card exposure.

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Retail & Corporate: loan portfolio, gross

	30.6.15		31.3.15
	CHF million	%	CHF million	%
Secured by residential property	99,171	73.0	99,858	72.7
Secured by commercial/industrial property	19,967	14.7	20,187	14.7
Secured by cash	232	0.2	244	0.2
Secured by securities	707	0.5	788	0.6
Secured by guarantees and other collateral	6,737	5.0	6,846	5.0
Unsecured loans	8,988	6.6	9,384	6.8
Total loans, gross	135,802	100.0	137,307	100.0
Total loans, net of allowances	135,317		136,740
Investment Bank: banking products[1]
CHF million			30.6.15	31.3.15
Total exposure, before deduction of allowances, provisions and hedges			51,822	51,338
Less: allowances, provisions			(14)	(15)
Less: credit protection bought (credit default swaps, notional)[2]			(7,560)	(7,894)
Net exposure after allowances, provisions and hedges			44,248	43,429
1  Internal risk view, excludes balances with central banks, internal risk adjustments and the vast majority of due from banks exposures.    2  The effect of portfolio hedges, such as index credit default swaps (CDS), and of loss protection from the subordinated tranches of structured credit protection are not reflected in this table.

Investment Bank: distribution of net banking products exposure, across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated	30.6.15						31.3.15
		LGD buckets				Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Internal UBS rating[1]	Exposure	0–25%	26–50%	51–75%	76–100%
Investment grade	21,781	7,232	9,916	1,720	2,913	42	24,093	41
Sub-investment grade	22,466	15,867	4,993	483	1,124	20	19,336	19
of which: 6-9	16,288	12,442	2,802	460	583	18	13,631	18
of which: 10-12	6,013	3,276	2,180	22	534	27	5,502	22
of which:13 and defaulted	165	149	11	0	6	14	202	14
Net banking products exposure, after application of credit hedges	44,248	23,100	14,909	2,202	4,036	31	43,429	31

1  The ratings of the major credit rating agencies, and their mapping to our internal rating masterscale, are shown in the table “Internal UBS rating scale and mapping of external ratings” in the “Risk, treasury and capital management” section of our Annual Report 2014.

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Allowances and provisions for credit losses

	IFRS exposure, gross[1]				Impaired exposure, gross		Estimated liquidation proceeds of collateral		Allowances and provisions for credit losses[2]		Impairment ratio (%)
CHF million, except where indicated	30.6.15		31.3.15		30.6.15	31.3.15	30.6.15	31.3.15	30.6.15	31.3.15	30.6.15	31.3.15

Group
Balances with central banks	83,412		67,675
Due from banks	13,346		13,273		1	11			3	12	0.0	0.1
Loans	314,452		314,647		1,077	1,182	201	191	599	682	0.3	0.4
Guarantees	15,497		15,857		202	183	2	2	44	24	1.3	1.2
Loan commitments	47,345		46,935		23	2					0.0	0.0
Total	474,052	[3]	458,386	[3]	1,303	1,378	203	194	646	719	0.3	0.3

Wealth Management
Balances with central banks	219		313
Due from banks	1,131		1,245
Loans	110,915		110,789		103	86	28	12	68	66	0.1	0.1
Guarantees	1,860		1,838		0				1	1	0.0
Loan commitments	1,511		1,502
Total	115,636		115,688		103	86	28	12	69	67	0.1	0.1

Wealth Management Americas
Balances with central banks	0		0
Due from banks	1,680		1,840
Loans	44,237		44,207		23	25			23	25	0.1	0.1
Guarantees	717		721
Loan commitments	300		292
Total	46,933		47,060		23	25	0	0	23	25	0.0	0.1

Retail & Corporate
Balances with central banks	0		0
Due from banks	1,782		1,627		1	11			3	12	0.1	0.7
Loans	135,802		137,307		920	1,041	173	179	485	567	0.7	0.8
Guarantees	8,032		8,026		202	183	2	2	43	23	2.5	2.3
Loan commitments	7,913		7,619		23	2					0.3	0.0
Total	153,530		154,580		1,146	1,238	175	181	531	603	0.7	0.8

Global Asset Management
Balances with central banks	0		0
Due from banks	459		469
Loans	4		170
Guarantees	1		0
Loan commitments	0		0
Total	464		639		0	0	0	0	0	0	0.0	0.0

1  The measurement requirements of IFRS differ in certain respects from our internal management view of credit risk.    2  Includes CHF 6 million (31 March 2015: CHF 6 million) in collective loan loss allowances for credit losses.    3  As of 30 June 2015, total IFRS exposure for UBS AG (consolidated) was CHF 1.6 billion higher than for UBS Group, related to a loan granted by UBS AG to UBS Group AG (31 March 2015: CHF 1.0 billion).

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Allowances and provisions for credit losses (continued)

	IFRS exposure, gross[1]		Impaired exposure, gross		Estimated liquidation proceeds of collateral		Allowances and provisions for credit losses[2]		Impairment ratio (%)
CHF million, except where indicated	30.6.15	31.3.15	30.6.15	31.3.15	30.6.15	31.3.15	30.6.15	31.3.15	30.6.15	31.3.15

Investment Bank
Balances with central banks	271	296
Due from banks	4,315	4,588
Loans	13,063	12,482	28	27			20	21	0.2	0.2
Guarantees	4,695	4,971
Loan commitments	35,424	34,439
Total	57,768	56,775	28	27	0	0	20	21	0.0	0.0

CC – Services
Balances with central banks	0	0
Due from banks	356	547
Loans	345	104					0	0
Guarantees	10	11
Loan commitments	0	0
Total	710	662	0	0	0	0	0	0	0.0	0.0

CC – Group ALM
Balances with central banks	82,921	67,065
Due from banks	3,538	2,847
Loans	7,008	5,988
Guarantees	0	0
Loan commitments	0	0
Total	93,468	75,900	0	0	0	0	0	0	0.0	0.0

CC – Non-core and Legacy Portfolio
Balances with central banks	0	0
Due from banks	86	112
Loans	3,078	3,600	3	3			3	3	0.1	0.1
Guarantees	183	290
Loan commitments	2,197	3,083
Total	5,543	7,084	3	3	0	0	3	3	0.1	0.0

1  The measurement requirements of IFRS differ in certain respects from our internal management view of credit risk.    2  Includes CHF 6 million (31 March 2015: CHF 6 million) in collective loan loss allowances for credit losses.

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Investment Bank and CC – Non-core and Legacy Portfolio: OTC derivatives exposure1

CHF million	30.6.15	31.3.15
Total exposure, before deduction of credit valuation allowances, provisions and hedges	16,613	20,220
Less: credit valuation adjustments and provisions	(531)	(633)
Less: credit protection bought (credit default swaps, notional)	(1,377)	(1,639)
Net exposure after credit valuation adjustments, provisions and hedges	14,705	17,948

1  Net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law.

Investment Bank and CC – Non-Core and Legacy Portfolio: distribution of net OTC derivatives exposure, across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated	30.6.15						31.3.15
		LGD buckets				Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Internal UBS rating[1]	Exposure	0–25%	26–50%	51–75%	76–100%
Investment grade	13,867	3,632	9,677	320	238	31	16,976	30
Sub-investment grade	838	86	565	20	167	48	973	44
of which: 6–9	412	67	170	19	156	59	459	51
of which: 10–12	100	19	78	1	2	33	120	29
of which: 13 and defaulted	326	0	317	0	9	39	394	40
Net exposure, after credit valuation adjustments, provisions and hedges	14,705	3,718	10,242	340	405	32	17,948	31

1  The ratings of the major credit rating agencies, and their mapping to our internal rating masterscale, are shown in the table “Internal UBS rating scale and mapping of external ratings” in the “Risk, treasury and capital management” section of our Annual Report 2014.

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Market risk

The tables on the next page show minimum, maximum, average and period-end management value-at-risk (VaR) by business division and Corporate Center unit and by general market risk type. Market risk, measured as 1-day, 95% confidence level management VaR was, on an average basis, unchanged compared with the prior quarter. Period-end management VaR for Corporate Center – Group ALM decreased from the end of the prior quarter, reflecting the progressive alignment of the banking book to the reduced target duration for the investment of our Swiss franc-denominated equity.

There were no downside Group VaR backtesting exceptions in the second quarter. There were two downside backtesting exceptions in the 12 months preceding the end of the quarter.

Also shown on the next pages are the statistics for regulatory VaR, stressed VaR and incremental risk charge (IRC) for the Group and by business division and Corporate Center unit, and the Group’s comprehensive risk measure (CRM) used to calculate market risk Basel III RWA. The resulting RWA for each of these market risk models, and for risks-not-in-VaR (RniV), are shown in the table “Basel III risk-weighted assets by risk type, exposure and business divisions and Corporate Center units” in the “Capital management” section of this report.

è

Refer to “Market risk” in the “Risk, treasury and capital management” section of our Annual Report 2014 for more information on market risk measures and the derivation of market risk Basel III RWA from the results of the models

Interest rate risk in the banking book

As of 30 June 2015, the interest rate sensitivity to a +1 basis point parallel shift in yield curves was negative CHF 3.4 million compared with negative CHF 3.3 million as of 31 March 2015, as the change in Wealth Management Americas interest rate sensitivity was largely offset in Corporate Center – Group ALM. The increase by CHF 2.2 million in Wealth Management Americas’ negative interest rate sensitivity was predominantly due to a rise in market rates, a change in deposit-modeling assumptions and a recalibration of the prepayment modeling for mortgage whole loans. The reduction by CHF 2.0 million in the negative interest rate sensitivity of Corporate Center – Group ALM reflected the progressive alignment of the banking book to the reduced target duration for the investment of our Swiss franc-denominated equity, which started in the prior quarter and was primarily in response to the prevailing negative interest rate environment for Swiss francs.

Due to the low interest rate levels, downward movements by 100/200 basis points are floored to ensure that the resulting interest rates are not negative. Despite the current negative interest rate environment for the Swiss franc in particular, and also to a certain extent for the euro, this flooring of interest rates is appropriate since it is being applied for Wealth Management and Retail & Corporate client transactions, as well as for the interest rates that are used for the transactions within the banking book process between the aforementioned businesses and Group ALM, for which actual interest rates are subject to floors. This effect results in non-linear behavior of the sensitivity, in particular in the US dollar when combined with prepayment risk on US mortgages and related products.

è	Refer to “Interest rate risk in the banking book” in the “Risk, treasury and capital management” section of our Annual Report 2014 for more information

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Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center and general market risk type1

	For the quarter ended 30.6.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				6	10	5	1	1
		Max.			15	18	7	5	2
			Average		9	13	6	3	2
				30.6.15	7	11	5	3	1
Total management VaR, Group	12	20	15	15	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	0	1	0	1	1	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	15	11	10	9	6	3	2	2
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	8	16	11	9	0	11	1	1	0
CC – Non-core and Legacy Portfolio	5	8	6	5	1	4	5	1	0
Diversification effect[2,3]			(13)	(10)	(1)	(9)	(4)	(1)	(0)
	For the quarter ended 31.3.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				6	7	6	2	1
		Max.			23	18	9	5	2
			Average		11	10	7	3	1
				31.3.15	13	18	6	3	2
Total management VaR, Group	10	25	15	20	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	0	0	0	1	1	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	8	22	13	14	11	6	3	2	1
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	4	16	7	15	0	7	0	0	0
CC – Non-core and Legacy Portfolio	6	9	8	7	1	5	6	1	0
Diversification effect[2,3]			(13)	(16)	(1)	(9)	(3)	(1)	0

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2  Difference between the sum of the standalone VaRs for the business divisions and Corporate Center and the VaR for the Group as a whole.    3  As the minimum and maximum occur on different days for different business divisions and Corporate Center, it is not meaningful to calculate a portfolio diversification effect.

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Regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data) by business division and Corporate Center and general market risk type1

	For the quarter ended 30.6.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				22	30	19	6	4
		Max.			60	42	26	51	13
			Average		33	35	22	24	7
				30.6.15	34	32	20	48	5
Total regulatory VaR, Group	28	68	39	54	Average (per business division and risk type)
Wealth Management	0	2	0	0	0	0	0	0	0
Wealth Management Americas	3	6	5	6	0	5	4	0	0
Retail & Corporate	0	1	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	26	70	38	50	33	20	16	24	7
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	29	41	31	32	0	30	2	5	0
CC – Non-core and Legacy Portfolio	10	15	13	10	0	9	10	4	4
Diversification effect[2,3]			(47)	(43)	(0)	(30)	(10)	(10)	(4)
	For the quarter ended 31.3.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				22	20	25	6	5
		Max.			66	36	40	38	20
			Average		37	29	34	16	11
				31.3.15	39	36	25	12	20
Total regulatory VaR, Group	33	65	46	44	Average (per business division and risk type)
Wealth Management	0	1	0	0	0	0	0	0	0
Wealth Management Americas	4	6	5	5	0	5	5	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	27	66	41	42	37	19	18	14	8
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	16	31	22	31	0	22	2	4	0
CC – Non-core and Legacy Portfolio	16	27	21	16	0	12	20	7	4
Diversification effect[2,3]			(44)	(49)	0	(29)	(10)	(8)	(2)

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2  Difference between the sum of the standalone VaRs for the business divisions and Corporate Center and the VaR for the Group as a whole.    3  As the minimum and maximum occur on different days for different business divisions and Corporate Center, it is not meaningful to calculate a portfolio diversification effect.

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Stressed value-at-risk (10-day, 99% confidence, historical data from 1 January 2007 to present) by business division and Corporate Center and general market risk type1

	For the quarter ended 30.6.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				53	44	53	11	7
		Max.			225	131	82	127	26
			Average		108	76	65	57	13
				30.6.15	144	44	54	106	10
Total stressed VaR, Group	54	124	86	111	Average (per business division and risk type)
Wealth Management	0	3	0	0	0	0	0	0	0
Wealth Management Americas	7	13	10	12	0	9	15	0	0
Retail & Corporate	0	2	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	51	150	83	136	108	53	50	62	11
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	63	73	67	67	0	67	5	8	0
CC – Non-core and Legacy Portfolio	24	50	35	46	0	29	19	6	7
Diversification effect[2,3]			(111)	(151)	(0)	(82)	(24)	(20)	(6)
	For the quarter ended 31.3.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				46	27	69	12	10
		Max.			154	73	113	151	44
			Average		84	49	90	41	22
				31.3.15	69	61	69	17	44
Total stressed VaR, Group	64	168	105	99	Average (per business division and risk type)
Wealth Management	0	2	0	0	0	0	0	0	0
Wealth Management Americas	9	18	12	11	0	9	16	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	48	152	88	72	84	33	49	39	18
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	38	65	51	65	0	52	6	6	0
CC – Non-core and Legacy Portfolio	27	66	43	43	0	25	46	12	6
Diversification effect[2,3]			(89)	(92)	0	(70)	(26)	(16)	(3)

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2  Difference between the sum of the standalone VaRs for the business divisions and Corporate Center and the VaR for the Group as a whole.    3  As the minimum and maximum occur on different days for different business divisions and Corporate Center, it is not meaningful to calculate a portfolio diversification effect.

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Incremental risk charge by business division and Corporate Center

	For the quarter ended 30.6.15				For the quarter ended 31.3.15
CHF million	Min.	Max.	Average	30.6.15	Min.	Max.	Average	31.3.15
Wealth Management
Wealth Management Americas	33	58	41	58	19	49	34	38
Retail & Corporate
Global Asset Management
Investment Bank	144	177	159	149	148	190	169	174
CC – Services
CC – Group ALM	69	108	85	70	92	116	105	109
CC – Non-core and Legacy Portfolio	23	28	26	27	24	51	36	25
Diversification effect[1,2]			(105)	(103)			(125)	(134)
Total incremental risk charge, Group	186	229	205	201	195	235	219	212

1  Difference between the sum of the standalone IRC for the business divisions and IRC for the Group as a whole.    2  As the minimum and maximum occur on different days for different business divisions and Corporate Center, it is not meaningful to calculate a portfolio diversification effect.

Comprehensive risk measure, Group

	For the quarter ended 30.6.15				For the quarter ended 31.3.15
CHF million	Min.	Max.	Average	30.6.15	Min.	Max.	Average	31.3.15
Total comprehensive risk measure, Group	8	9	8	8	9	12	11	9

Interest rate sensitivity – banking book1

	30.6.15
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(48.7)	(48.7)	(1.7)	(172.1)	(342.1)
EUR	40.8	31.3	0.3	37.5	78.9
GBP	(10.4)	(11.3)	0.2	16.4	33.8
USD	734.7	394.8	(2.2)	(216.9)	(418.6)
Other	0.9	(0.7)	0.1	7.3	15.2
Total impact on interest rate-sensitive banking book positions	717.3	365.4	(3.4)	(327.8)	(632.8)
of which: Wealth Management Americas	803.9	472.7	(3.0)	(295.2)	(580.8)
of which: Investment Bank	(5.4)	2.6	(0.1)	(0.6)	1.4
of which: CC – Group ALM	(93.9)	(118.1)	(0.2)	(16.1)	(22.0)
of which: CC – Non-core and Legacy Portfolio	12.2	7.8	(0.1)	(11.2)	(21.9)

	31.3.15
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(22.6)	(22.6)	(3.8)	(372.0)	(735.2)
EUR	19.0	19.0	0.2	19.5	43.7
GBP	(0.5)	(2.9)	0.1	10.1	21.2
USD	118.6	60.4	0.1	6.7	3.2
Other	2.4	(1.9)	0.1	12.3	25.2
Total impact on interest rate-sensitive banking book positions	116.9	52.0	(3.3)	(323.5)	(641.8)
of which: Wealth Management Americas	201.7	136.9	(0.7)	(74.4)	(164.5)
of which: Investment Bank	35.0	22.0	(0.3)	(26.8)	(54.3)
of which: CC – Group ALM	(105.8)	(100.0)	(2.3)	(217.2)	(412.4)
of which: CC – Non-core and Legacy Portfolio	(10.0)	(4.5)	0.0	(4.5)	(9.3)
1  Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes.

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Country risk

Our direct exposure to peripheral European countries remained limited and our direct exposure to Greece minimal at CHF 3 million. We nevertheless continue to monitor the potential broader implications of adverse developments in the eurozone, particularly with regard to Greece. We are also closely following the developments in China given the recent market volatility. Although we currently have no significant concerns with regard to our exposure profile, we are mindful that if markets were to fall significantly, this could have broad consequences for the Chinese economy, the impacts of which could be felt globally. Our combined stress testing framework is applied to a suite of macroeconomic and geopolitical stress scenarios, including the Eurozone Crisis and China hard landing scenarios, which consider such broader implications, ensuring the potential effects are captured in the calculation of our post-stress common equity tier 1 (CET1) capital ratio, a key element of our risk appetite framework.

We continue to monitor developments in Ukraine, including the potential effects of economic sanctions against Russian persons and entities. There has been no material change in our risk profile in Russia over the quarter, with our direct net exposure to Russia totaling CHF 0.7 billion as of 30 June 2015, approximately half of which is related to margin loans to Russian borrowers which are secured by global depository receipts issued on Russian companies.

Exposures to selected eurozone countries

The table “Exposures to selected eurozone countries” provides an overview of our exposures to eurozone countries rated lower than AAA/Aaa by at least one of the major rating agencies as of 30 June 2015.

è	Refer to “Country risk” in the “Risk, treasury and capital management” section of our Annual Report 2014 for information on our country risk framework and related exposure measures

Exposures to selected eurozone countries

CHF million	Total		Banking products (loans, guarantees, loan commitments)			Traded products (counterparty risk from derivatives and securities financing) after master netting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
30.6.15		Net of hedges[1]	Exposure before hedges	Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	7,943	7,366	1,254	907	385	1,794	1,563	4,896
Sovereign, agencies and central bank	4,769	4,769	5	5		11	11	4,753
Local governments	53	53	0	0		50	50	4
Banks	635	635	241	241		354	354	40
Other[2]	2,486	1,909	1,008	662		1,380	1,149	99
Netherlands	7,384	6,812	1,564	1,000	405	591	583	5,229
Sovereign, agencies and central bank	5,093	5,093	0	0		1	1	5,092
Local governments	0	0	0	0		0	0	0
Banks	453	453	73	73		307	307	73
Other[2]	1,838	1,266	1,491	927		284	276	64
Italy	1,326	1,027	691	462	400	553	482	83
Sovereign, agencies and central bank	130	68	0	0		68	6	63
Local governments	78	70	0	0		78	70	0
Banks	360	360	266	266		90	90	5
Other[2]	758	529	425	197		317	317	15
Spain	1,520	1,200	524	204	183	301	301	695
Sovereign, agencies and central bank	2	2	1	1		0	0	1
Local governments	2	2	0	0		0	0	2
Banks	376	376	34	34		258	258	84
Other[2]	1,140	820	489	169		43	43	608
Finland	1,420	1,389	97	65	5	12	12	1,312
Sovereign, agencies and central bank	1,023	1,023	0	0		0	0	1,023
Local governments	3	3	0	0		1	1	3
Banks	285	285	5	5		0	0	280
Other[2]	108	77	92	60		11	11	6

1  Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 51 million (of which: Malta CHF 35 million, France CHF 7 million and Ireland CHF 6 million).    2  Includes corporates, insurance companies and funds.

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Exposures to selected eurozone countries (continued)

CHF million	Total		Banking products (loans, guarantees, loan commitments)			Traded products (counterparty risk from derivatives and securities financing) after master netting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
30.6.15		Net of hedges[1]	Exposure before hedges	Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
Austria	949	761	66	66	37	279	90	604
Sovereign, agencies and central bank	665	476	0	0		189	0	476
Local governments	0	0	0	0		0	0	0
Banks	256	256	44	44		85	85	127
Other[2]	28	28	22	22		5	5	1
Ireland[3]	1,041	1,041	35	35	14	919	919	87
Sovereign, agencies and central bank	43	43	0	0		0	0	43
Local governments	0	0	0	0		0	0	0
Banks	31	31	8	8		9	9	14
Other[2]	967	967	27	27		910	910	30
Belgium	481	481	150	150	8	131	131	199
Sovereign, agencies and central bank	219	219	0	0		36	36	182
Local governments	0	0	0	0		0	0	0
Banks	157	157	134	134		18	18	5
Other[2]	105	105	16	16		77	77	12
Portugal	135	73	109	46	43	2	2	24
Sovereign, agencies and central bank	0	0	0	0		0	0	0
Local governments	2	2	0	0		0	0	2
Banks	3	3	2	2		0	0	0
Other[2]	130	68	106	44		2	2	22
Greece	3	3	1	1	0	0	0	2
Sovereign, agencies and central bank	0	0	0	0		0	0	0
Local governments	0	0	0	0		0	0	0
Banks	1	1	1	1		0	0	0
Other[2]	2	2	0	0		0	0	2
Other[4]	152	152	140	140	9	1	1	10

1  Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 51 million (of which: Malta CHF 35 million, France CHF 7 million and Ireland CHF 6 million).     2  Includes corporates, insurance companies and funds.    3  The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    4   Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Exposure from single-name credit default swaps referencing Greece, Italy, Ireland, Portugal or Spain (GIIPS)

									Net position
	Protection bought						Protection sold		(after application of counterparty master netting agreements)
CHF million			of which: counterparty domiciled in GIIPS country		of which: counterparty domicile is the same as the reference entity domicile
30.6.15	Notional	RV	Notional	RV	Notional	RV	Notional	RV	Buy notional	Sell notional	PRV	NRV
Greece	110	11	0	0	0	0	(105)	(12)	15	(10)	1	(1)
Italy	15,167	174	152	(1)	40	0	(13,933)	(302)	2,881	(1,647)	65	(192)
Ireland	952	(20)	10	0	0	0	(849)	15	514	(411)	9	(13)
Portugal	1,026	(23)	5	0	0	0	(882)	4	550	(406)	9	(28)
Spain	3,571	(5)	76	0	20	0	(2,596)	41	1,601	(626)	82	(46)
Total	20,826	138	243	(1)	59	0	(18,365)	(253)	5,561	(3,100)	166	(281)

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Operational risk

We continued to strengthen our Compliance and Operational Risk Control (C&ORC) function throughout the quarter by further refining our consequential risk assessment processes, consolidating related disciplines into a single operational resilience function and by continually enhancing our monitoring and surveillance capabilities. These measures continue to strengthen C&ORC’s capability as a robust second line of defense that provides constructive challenge and independent oversight.

The effective prevention of misconduct, or its early detection, remains of critical importance to us. In the second quarter, we progressed with the implementation of our conduct risk framework, embedding conduct risk into the operational risk taxonomy and throughout the different elements of the risk assessment process.

We expanded our ability to detect, deter and prevent unacceptable behavior through automated monitoring and surveillance. The implementation of globally consistent monitoring standards is progressing well with increased coverage across different risk taxonomies and business divisions. Our technologies will be further extended to recognize fraud patterns early.

Our integrated Operational Resilience function provides a center of expertise for risks associated with cyber crime, information security, business continuity and outsourcing. Following the integration of the Group Technology risk control activities into the C&ORC function in the first quarter, we continued to work towards strengthening our cyber security defense to address the dynamic nature of the threat landscape and demonstrate readiness to respond to the highly sophisticated and carefully orchestrated cyber threats that the industry is facing. We continually assess our detective and responsive cyber threat capabilities and accordingly target our investment decisions in technology, cyber threat intelligence, incident management and communication.

As part of the ongoing effort to strengthen our control environment, we integrated the UBS Index Group, which has responsibility for the creation and maintenance of indices produced across UBS, into the C&ORC function in order to create a distinct second line of defense. This framework seeks to ensure consistency across UBS, mitigating regulatory, operational and reputational risk and enabling us to deliver the strongest possible index offering to our clients.

In the second quarter of 2015, we also progressed with the in-depth cyclical review of the Group advanced measurement approach (AMA) model design, methodology and calibration in close cooperation with FINMA. In April, we joined the Operational Risk Data eXchange Association (ORX), the world’s leading operational risk (OR) data consortium, which enables sharing of anonymized OR loss data among member institutions. The investment in access to industry OR loss data will strengthen our ability to model OR capital requirements.

è	Refer to the “Capital management” section of this report for more information on the development of operational risk RWA during the quarter

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Balance sheet

As of 30 June 2015, our balance sheet assets stood at CHF 950 billion, a decrease of CHF 99 billion from 31 March 2015, mainly due to a reduction in positive replacement values in both Corporate Center – Non-core and Legacy Portfolio and the Investment Bank. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, decreased by CHF 10 billion to CHF 751 billion, primarily due to currency effects resulting from the strengthening of the Swiss franc against the US dollar. Excluding currency effects, funded assets increased by approximately CHF 4 billion, mainly reflecting increases in cash and balances with central banks and loans, partly offset by a reduction in collateral trading assets.

Assets

Product category view

Positive replacement values (PRV) decreased by CHF 79 billion, primarily reflecting a CHF 40 billion reduction in Corporate Center – Non-core and Legacy Portfolio, mainly in our over-the-counter (OTC) rates derivative exposures. Within our rates portfolio, PRV decreased by CHF 38 billion, driven by fair value decreases following interest rate movements, as well as by our ongoing reduction activity including negotiated bilateral settlements, third-party novations, including transfers to central clearing houses and agreements to net down trades with other dealer counterparties. Moreover, PRV declined by CHF 37 billion in the Investment Bank, mainly due to reduced notional volumes, currency movements and shifts in yield curves.

Collateral trading assets decreased by CHF 18 billion, mainly due to a rebalancing of our high-quality liquid assets, from reverse repurchase agreements to cash and balances with central banks.

Other assets were CHF 9 billion lower, mainly due to a reduction in cash collateral receivables on derivative instruments, partly offset by an increase in prime brokerage receivables. Trading portfolio assets and financial investments available-for-sale decreased by CHF 5 billion and CHF 4 billion, respectively, primarily due to currency effects.

These decreases were partly offset by a CHF 16 billion increase in cash and balances with central banks primarily due to the abovementioned rebalancing of our high-quality liquid assets, combined with an increase resulting from higher short-term debt outstanding, partly offset by a reduction due to customer deposit outflows. Lending assets were broadly unchanged, but were approximately CHF 5 billion higher excluding currency effects, primarily reflecting increased Lombard lending in Wealth Management and Wealth Management Americas.

è	Refer to the “Balance sheet” and Notes 10 through 13 in the “Financial information” section of this report for more information

81

Balance sheet

Total assets and funded assets

	30.6.15					31.3.15
CHF billion	Investment Bank	CC – Group ALM	CC – Non- core and Legacy Portfolio	Other	UBS	Investment Bank	CC – Group ALM	CC – Non- core and Legacy Portfolio	Other	UBS
Total assets	263.8	218.3	113.4	354.7	950.2	303.2	227.6	160.1	358.1	1,048.9
Less: positive replacement values	(77.0)	0.0	(91.4)	(5.3)	(173.7)	(114.3)	0.0	(131.6)	(7.1)	(252.9)
Less: collateral delivered against OTC derivatives[1]	(10.5)	(0.2)	(14.2)	(0.1)	(25.0)	(14.2)	(0.6)	(19.2)	0.0	(34.1)
Funded assets	176.2	218.1	7.8	349.3	751.4	174.6	227.0	9.3	351.0	761.8

1  Mainly consists of cash collateral receivables on derivative instruments and reverse repurchase agreements.

Divisional view

Non-core and Legacy Portfolio total assets decreased by CHF 47 billion to CHF 113 billion as of 30 June 2015, primarily due to the aforementioned reduction in PRV. Funded assets decreased by CHF 1 billion to CHF 8 billion, mainly due to the sale of bond positions held as hedges against derivative exposures in the securitizations portfolio, as well as a partial loan repayment and other smaller position reductions.

Investment Bank total assets decreased by CHF 39 billion to CHF 264 billion as of 30 June 2015, primarily within Investor Client Services, mainly reflecting a CHF 37 billion reduction in PRV. Funded assets increased by CHF 2 billion to CHF 176 billion and remained below our limit of CHF 200 billion. The increase during the quarter was mainly due to an increase in collateral trading assets and prime brokerage receivables in Investor Client Services, partly offset by a reduction in trading portfolio assets.

Group ALM total assets decreased by CHF 9 billion to CHF 218 billion as of 30 June 2015, mainly reflecting a reduction in collateral trading assets, partly offset by an increase in cash and balances with central banks. Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and Corporate Center – Services total assets were broadly unchanged at CHF 125 billion, CHF 55 billion, CHF 141 billion, CHF 14 billion and CHF 19 billion, respectively.

è	Refer to “Investment Bank” and “Corporate Center” within the “UBS business divisions and Corporate Center” section of this report for more information

Liabilities

Total liabilities decreased by CHF 96 billion to CHF 897 billion as of 30 June 2015. Negative replacement values decreased by CHF 80 billion, largely in line with the aforementioned decreases in PRV. Customer deposits decreased by CHF 22 billion, primarily reflecting our balance sheet and capital optimization program in Wealth Management and currency effects. Other liabilities were

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CHF 6 billion lower, mainly due to a reduction in cash collateral payables on derivative instruments.

These decreases were partly offset by an CHF 11 billion increase in short-term borrowings, which include short-term debt issued and interbank borrowing, primarily reflecting net issuances of both certificates of deposit and commercial paper. Long-term debt outstanding, which consists of financial liabilities designated at fair value and long-term debt issued, was broadly unchanged as issuances of senior unsecured bonds were offset by redemptions and maturities of subordinated and covered bonds, combined with fair value reductions of financial liabilities designated at fair value.

è	Refer to the “Liquidity and funding management” section of this report for more information
è	Refer to the “Balance sheet” and Notes 10 through 16 in the “Financial information” section of this report for more information

Equity

Equity attributable to UBS Group AG shareholders decreased by CHF 2,148 million to CHF 50,211 million.

Total comprehensive income attributable to UBS Group AG shareholders was a loss of CHF 595 million, reflecting the net profit attributable to UBS Group AG shareholders of CHF 1,209 million, which was more than offset by negative other comprehensive income (OCI) attributable to UBS Group AG shareholders of CHF 1,805 million (net of tax). Second quarter OCI included foreign currency translation losses of CHF 727 million, negative OCI related to cash flow hedges and financial investments available-for-sale of CHF 532 million and CHF 143 million, respectively, as well as net losses on defined benefit plans of CHF 402 million.

The distribution of capital contribution reserves of UBS Group AG reduced share premium by CHF 1,822 million, partly offset by employee share-based compensation which increased share premium by CHF 218 million, mainly due to the amortization of deferred equity compensation awards.

Net treasury share activity reduced equity attributable to UBS Group AG shareholders by CHF 112 million.

In the second quarter of 2015, UBS Group AG increased its ownership in UBS AG which resulted in an increase of CHF 149 million in equity attributable to UBS Group AG shareholders.

è

Refer to the “Statement of changes in equity” in the “Financial information” section and to “Total comprehensive income attributable to UBS Group AG shareholders: 2Q15 vs 1Q15” in the “Group performance” section of this report for more information

è	Refer to the “UBS Group – Changes to our legal structure” section of our Annual Report 2014 for more information on the establishment of UBS Group AG

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

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Liquidity and funding management

Liquidity and funding management

Our liquidity and funding position remained strong during the second quarter of 2015 with a 3-month average liquidity coverage ratio of 121%. UBS AG was active in the senior unsecured bond market during the quarter with a total issuance amount equivalent to CHF 8.3 billion.

Strategy and objectives

We manage our liquidity and funding risk with the overall objective of optimizing the value of our business franchise across a broad range of market conditions and in consideration of current and future regulatory requirements. We employ a number of measures to monitor our liquidity and funding positions under normal and stressed conditions. In particular, we use stress scenarios to apply behavioral adjustments to our balance sheet and calibrate the results from these internal stress models with external measures, primarily the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR).

Liquidity

Our funding diversification and global scope help protect our liquidity position in the event of a crisis. Our contingent funding sources include a large multi-currency portfolio of unencumbered high-quality liquid assets a majority of which are short term, managed centrally by Group Asset and Liability Management, as well as available and unused liquidity facilities at several major central banks, and contingent reductions of liquid trading portfolio assets. We regularly assess and test all material, known and expected cash flows, as well as the level and availability of high-grade collateral that could be used to raise additional funding if required.

Liquidity coverage ratio

The liquidity coverage ratio (LCR) measures the short-term resilience of a bank’s liquidity profile by comparing whether sufficient high-quality liquid assets (HQLA) are available to survive the expected net cash outflows from a significant liquidity stress scenario, as defined by the relevant regulator. Therefore, the LCR is a key metric used by banks and regulators within a liquidity management framework.

The BIS requires an LCR of at least 100% by 2019, with a phase-in period starting from 2015. UBS, as a Swiss systemically relevant bank, has since 1 January 2015 been required to maintain a total LCR of at least 100%, as well as a Swiss franc-denominated LCR of at least 100%.

In a period of financial stress, FINMA may allow banks to use their HQLA and let their LCR temporarily fall below the minimum threshold of 100%. FINMA requires that the LCR as of the quarter end is calculated based on the 3-month average of the LCR components.

As of 30 June 2015, our 3-month average total LCR was 121%, a decrease from 122% as of 31 March 2015, mainly due to a reduction in HQLA reflecting lower cash and balances with central banks, partially offset by a decrease in expected net cash outflows, mainly related to non-operational deposits reflecting our balance sheet and capital optimization program in Wealth Management.

In addition to LCR requirements for the Group, there may be such requirements applicable at the legal entity level. Moreover, certain legal entities are subject to restrictions that prevent the transfer of liquidity between legal entities of the Group.

We monitor the LCR in Swiss francs and in all other significant currencies to manage any currency mismatches between HQLA and the net expected cash outflows in times of stress.

è	Refer to the “Treasury management” section of our Annual Report 2014 for more information on high-quality liquid assets (previously referred to as “liquidity asset buffer”)
è	Refer to the “Liquidity and funding management” section of our first quarter 2015 report for more information on LCR

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Risk and treasury management

Liquidity coverage ratio – High-quality liquid assets

	Average 2Q15				Average 1Q15
CHF billion	Level 1 weighted liquidity value[1]	Level 2 weighted liquidity value[1]	Total weighted liquidity value[1]	Total carrying value	Level 1 weighted liquidity value[1]	Level 2 weighted liquidity value[1]	Total weighted liquidity value[1]	Total carrying value
Cash and balances with central banks	91	0	91	91	112	0	112	112
Securities recognized as financial investments available-for-sale	54	5	59	60	46	5	51	52
Securities received as collateral (off-balance sheet)	19	5	24	25	16	4	20	21
Total	164	10	174	176	174	9	183	185

1  Calculated after the application of haircuts and, where applicable, caps on level 2 assets.

Liquidity coverage ratio – Net cash outflows

		Average 2Q15		Average 1Q15
CHF billion		Unweighted value	Weighted value[1]	Unweighted value	Weighted value[1]

Cash outflows
2	Retail deposits and deposits from small business customers	208	24	210	25
3	of which: stable deposits	31	1	33	1
4	of which: less stable deposits	177	23	177	24
5	Unsecured wholesale funding	190	123	202	132
6	of which: operational deposits (all counterparties)	32	8	34	9
7	of which: non-operational deposits (all counterparties)	144	102	158	113
8	of which: unsecured debt	13	13	10	10
9	Secured wholesale funding		39		38
10	Additional requirements:	139	44	155	53
11	of which: outflows related to derivatives and other transactions	93	33	106	40
12	of which: outflows related to loss of funding on debt products[2]	0	0	1	1
13	of which: committed credit and liquidity facilities	46	10	48	12
14	Other contractual funding obligations	10	9	10	9
15	Other contingent funding obligations	213	10	209	9
16	Total cash outflows		250		266

Cash inflows
17	Secured lending	187	50	190	55
18	Inflows from fully performing exposures	69	37	64	34
19	Other cash inflows	19	19	27	27
20	Total cash inflows	276	106	281	116
22	Net cash outflows		144		150

1  Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on cash inflows.    2  Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, special purpose entities (conduits), securities investment vehicles and other such financing facilities.

Liquidity coverage ratio

		Weighted value[1]
CHF billion, except where indicated		Average 2Q15	Average 1Q15
1, 21	High-quality liquid assets	174	183
22	Net cash outflows	144	150
23	Liquidity coverage ratio (%)	121	122

1  Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on level 2 assets and cash inflows.

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Liquidity and funding management

Funding

Our outstanding long-term debt, including structured debt reported as financial liabilities designated at fair value, was broadly unchanged at CHF 136 billion as of 30 June 2015. Issuances of senior unsecured bonds were offset by redemptions and maturities of subordinated and covered bonds, combined with fair value reductions of financial liabilities designated at fair value.

Long-term debt excluding structured debt, which comprises both senior and subordinated debt and is presented within Debt issued on the balance sheet, increased by CHF 4 billion to CHF 69 billion as of 30 June 2015, driven by new issuances equivalent to CHF 8.3 billion, partly offset by redemptions equivalent to CHF 2.6 billion during the second quarter of 2015. Senior debt includes both publicly and privately placed notes and bonds, as well as covered bonds and Swiss Pfandbriefe.

During the second quarter of 2015, we continued to raise medium and long-term funds through medium-term note programs and private placements and through Swiss Pfandbriefe issuances. In addition, during the second quarter of 2015, UBS AG issued EUR-denominated senior unsecured bonds in an amount equivalent to CHF 5.5 billion consisting of three tranches: i) EUR 2.5 billion 2-year floating rate ii), EUR 1.25 billion 3-year fixed rate with a coupon of 0.5% and iii) EUR 1.5 billion 5-year fixed rate with a coupon of 1.125%. Moreover, UBS AG issued USD-denominated senior unsecured bonds in an amount equivalent to CHF 2.8 billion composed of the following tranches: i) USD 1.25 billion 2-year fixed rate with a coupon of 1.375%, ii) USD 0.75 billion 2-year and USD 0.25 billion 5-year floating rate notes, iii) USD 0.75 billion increase to an outstanding 5-year 2.375% fixed rate bond with an initial issuance date in March 2015. These issuances were partly offset by the maturity of a EUR 1.0 billion 3.6-year 2.0% fixed rate covered bond and a CHF 0.5 billion 10-year 2.375% subordinated Tier 2 bond, as well as the call, in April 2015, of EUR 1.0 billion in perpetual preferred securities, which were eligible as hybrid capital subject to phase-out. Our short-term interbank deposits, presented as Due to banks on the balance sheet, together with our outstanding short-term debt, increased by CHF 11 billion, mainly driven by net issuances of both certificates of deposit and commercial paper. Our overall customer deposits as a component of our funding sources declined 1.4% to 57.5% as shown in the table on the next page, reflecting our balance sheet and capital optimization program in Wealth Management, combined with currency effects.

In March 2015, Moody’s commenced an industry-wide review of bank ratings based on a new rating methodology. On 28 May 2015, Moody’s communicated an upgrade of UBS AG’s long-term deposit rating by one notch from A2 to A1. On 8 July 2015, Moody’s confirmed UBS AG’s A2 senior long-term debt rating, issuer ratings and the Prime-1 short-term debt and commercial paper ratings. These actions concluded Moody’s review, and the outlook is stable. On 9 June 2015, S&P revised the UBS AG outlook to stable from negative. On 15 June 2015, S&P and Fitch both assigned a long-term rating of A (stable outlook) to UBS Switzerland AG, consistent with UBS AG’s ratings.

Net stable funding ratio

In June 2015, the Basel Committee on Banking Supervision (BCBS) issued its guidance on “Net stable funding ratio (NSFR) disclosure standards” which are intended to provide a common disclosure framework for banks to disclose the calculation of the NSFR adopted by the BCBS in October 2014. Subject to national implementation, internationally active banks must comply with the NSFR and disclosure requirements from 1 January 2018.

The NSFR framework is intended to limit over-reliance on short-term wholesale funding to encourage better assessment of funding risk across all on- and off-balance sheet items, and to promote funding stability. NSFR consists of two components, the available stable funding (ASF) and the required stable funding (RSF). ASF is defined as the portion of capital and liabilities expected to be available over the period of one year. RSF is a function of the maturity, encumbrance and other characteristics of assets held and off-balance sheet exposures. The BCBS NSFR regulatory framework requires a ratio of at least 100% from 2018.

UBS reports its estimated pro-forma NSFR based on current guidance from FINMA and will adjust NSFR reporting according to the final implementation of the BCBS NSFR disclosure standards in Switzerland. As of 30 June 2015, our estimated pro-forma NSFR was 104%, slightly down from the 106% as of 31 March 2015. The second quarter 2015 NSFR incorporates the changes based on the October 2014 BCBS standard. The main changes led to increased required stable funding, partially offset by increased available stable funding, as shown in the table on the next page.

è	Refer to the “Recent developments” section of this report for more information

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Risk and treasury management

Pro-forma net stable funding ratio

CHF billion, except where indicated	30.6.15	31.3.15
Available stable funding	419	363
Required stable funding	402	343
Pro-forma net stable funding ratio (%)	104	106

Funding by product and currency

	All currencies		All currencies[1]		CHF[1]		EUR[1]		USD[1]		Others[1]
CHF billion	30.6.15	31.3.15	30.6.15	31.3.15	30.6.15	31.3.15	30.6.15	31.3.15	30.6.15	31.3.15	30.6.15	31.3.15
Securities lending	10.7	9.7	1.6	1.4	0.0	0.0	0.7	0.3	0.7	0.9	0.2	0.2
Repurchase agreements	13.0	14.2	2.0	2.1	0.0	0.0	0.6	0.7	0.7	0.6	0.6	0.8
Due to banks	13.3	10.3	2.0	1.5	0.5	0.4	0.1	0.1	0.9	0.6	0.5	0.4
Short-term debt issued[2]	31.3	23.0	4.8	3.4	0.1	0.1	0.3	0.2	3.5	2.6	0.9	0.5
Retail savings/deposits	150.2	154.3	22.9	22.8	13.8	13.4	0.8	0.8	8.2	8.5	0.0	0.0
Demand deposits	169.5	182.7	25.8	27.0	8.0	8.0	4.9	5.1	9.2	10.1	3.8	3.8
Fiduciary deposits	7.7	10.2	1.2	1.5	0.0	0.1	0.1	0.2	0.8	1.0	0.2	0.2
Time deposits	49.7	51.9	7.6	7.7	1.6	1.3	0.2	0.2	3.6	3.9	2.1	2.2
Long-term debt issued[3]	135.6	135.2	20.7	20.0	2.5	2.5	5.8	5.3	10.7	10.4	1.7	1.8
Cash collateral payables on derivative instruments	38.6	47.1	5.9	6.9	0.3	0.3	2.5	3.3	2.4	2.6	0.7	0.8
Prime brokerage payables	36.3	39.1	5.5	5.8	0.1	0.0	0.8	1.0	3.6	4.1	1.1	0.7
Total	655.8	677.7	100.0	100.0	26.8	26.1	16.9	17.2	44.4	45.2	11.8	11.5

1  As a percent of total funding sources.    2  Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    3  Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

87

Capital management

Capital management

Our fully applied common equity tier 1 (CET1) capital1 increased by CHF 0.7 billion to CHF 30.3 billion as of 30 June 2015 and our fully applied CET1 capital ratio increased 0.7 percentage points to 14.4%. On a phase-in basis, our CET1 capital decreased by CHF 2.1 billion to CHF 38.7 billion and our CET1 capital ratio decreased 0.4 percentage points to 18.2%. Risk-weighted assets decreased by CHF 7 billion to CHF 210 billion on a fully applied basis and by CHF 7 billion to CHF 212 billion on a phase-in basis. Our Swiss SRB leverage ratio increased 0.1 percentage points to 4.7% on a fully applied basis and decreased 0.2 percentage points to 5.4% on a phase-in basis. In the second quarter of 2015, our progressive buffer requirement for 2019 was reduced to 4.5% from 5.4%. As a result, our total capital requirement on a fully applied basis decreased to 17.5% for 2019, and to 12.6% on a phase-in basis as of 30 June 2015.

1  Unless otherwise indicated, all information in this section is based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).

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Risk and treasury management

Swiss SRB Basel III capital framework

UBS is considered a systemically relevant bank (SRB) under Swiss banking law and both UBS Group and UBS AG are, on a consolidated basis, required to comply with regulations based on the Basel III framework as applicable for Swiss SRB. In addition, both UBS AG and UBS Switzerland AG are subject to capital regulations on a standalone basis. All our capital disclosures therefore focus on Swiss SRB Basel III capital information. Differences between Swiss SRB and BIS Basel III capital information on a UBS Group level are outlined in the subsection “Differences between Swiss SRB and BIS Basel III capital.”

è

Refer to “Supplemental financial information (unaudited) for selected legal entities of the UBS Group” in the “Financial information” section of this report, and to the documents “UBS AG Second quarter 2015 report” and “UBS Switzerland AG (standalone) regulatory information” which will be available from 31 July 2015 in the section “Quarterly reporting” of our Investor Relations website at www.ubs.com/investors for more information

Regulatory framework

The Basel III framework came into effect in Switzerland on 1 January 2013 and includes prudential filters for the calculation of capital. These prudential filters consist mainly of capital deductions for deferred tax assets (DTA) recognized for tax loss carry-forwards,

DTA on temporary differences that exceed the threshold and effects related to defined benefit plans. As these filters are being phased in between 2014 and 2018, their effects are gradually factored into our calculations of capital, risk-weighted assets (RWA) and capital ratios on a phase-in basis and are entirely reflected in our capital, RWA and capital ratios on a fully applied basis.

In 2015, we deduct from our phase-in CET1 capital 40% (in 2014: 20%) of: (i) DTA recognized for tax loss carry-forwards, (ii) DTA on temporary differences that exceed the threshold of 10% of CET1 capital excluding DTA on temporary differences and (iii) the effects related to the Swiss defined benefit plan under IAS 19 (revised).

As of 1 April 2015, we have accelerated the phase-in of the cumulative difference between IAS 19 (revised) accounting applied for fully applied Basel III CET1 calculations and the pro-forma IAS 19 treatment applied for Basel III CET1 phase-in calculations. This resulted in a CHF 1.8 billion reduction in our phase-in CET1 capital as of 1 April 2015.

Based on current FINMA regulations, capital instruments that were treated as hybrid tier 1 capital and as tier 2 capital under the Basel 2.5 framework are being phased out under Basel III between 2013 and 2019. On a phase-in basis, our capital and capital ratios include the applicable portion of these capital instruments not yet phased out. Our capital and capital ratios on a fully applied basis do not include these capital instruments.

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Capital management

Capital requirements

As of 30 June 2015, our total capital requirement for UBS Group and UBS AG (consolidated) was 12.6% of our RWA compared with 13.2% as of 31 March 2015. This decrease was due to a reduction in our progressive buffer requirement to 2.8% compared with 3.4% as of 31 March 2015. The requirement as of 30 June 2015 consisted of: (i) base capital of 4.5%, (ii) buffer capital of 5.3%, of which 0.2% was attributable to the countercyclical buffer capital requirement and (iii) progressive buffer capital of 2.8%. We satisfied the base and buffer capital requirements, including the countercyclical buffer, through our CET1 capital. In addition, since 31 March 2015, high-trigger loss-absorbing capital is included in the buffer capital. Low-trigger loss-absorbing capital satisfied the progressive buffer capital requirement.

National regulators can put in place a countercyclical buffer requirement of up to 2.5% of RWA for credit exposures in their jurisdiction. The Swiss Federal Council has activated a countercyclical buffer requirement, which has been 2% since 30 June 2014.

Our requirement for the progressive buffer is dynamic and depends on our leverage ratio denominator (LRD) and our market share in the loans and deposits business in Switzerland. In the second quarter of 2015, the progressive buffer requirement for 2019 was reduced to 4.5% from 5.4%, reflecting updated LRD and market share information for 2014 provided by FINMA in June 2015. As a result, our total capital requirement on a fully applied basis decreased to 17.5% for 2019 from 18.4%. Furthermore, banks governed under the Swiss SRB framework are eligible for an additional capital rebate on the progressive buffer if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of an impending insolvency. We have undertaken or announced a series of measures intended to improve our resolvability. These measures include the establishment of UBS Group AG as the holding company of UBS Group and of UBS Switzerland AG as our new banking subsidiary in Switzerland, the implementation of a revised business and operating model for UBS Limited, as well as establishing an intermediate holding company in the US. We expect that the Group will qualify for a rebate on the progressive buffer capital requirement applicable to Swiss systemically relevant banks, which should result in lower overall capital requirements for the Group. FINMA has confirmed that our announced measures are in principle suitable to warrant a rebate, although the amount and timing of any such rebate will depend on the actual execution of these measures and can therefore only be specified once all measures are implemented.

Similar to the other capital component requirements, the progressive buffer requirement is phased in gradually until 2019. As a result of the aforementioned reduction in the fully applied requirement, as of 30 June 2015, the progressive buffer requirement was 2.8% compared with 3.4% as of 31 March 2015.

The Basel Committee on Banking Supervision (BCBS) and other financial regulators are currently considering to propose changes to the Basel III capital framework. These changes, if adopted, would result in higher RWA for our current activities.

è	Refer to the “Recent developments” section of this report for more information

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Risk and treasury management

Swiss SRB Basel III capital information (UBS Group)

Capital information disclosures in this section focus on UBS Group AG (consolidated). Relevant information for UBS AG (consolidated) is provided in the section “Swiss SRB Basel III capital information (UBS AG consolidated).”

Swiss SRB Basel III available capital versus capital requirements (phase-in)

	Capital ratio (%)					Capital
CHF million, except where indicated	Requirement[1]		Actual[2,3]			Requirement	Actual[2,3]
	30.6.15		30.6.15	31.3.15	31.12.14	30.6.15	30.6.15	31.3.15	31.12.14
Base capital (common equity tier 1 capital)	4.5		4.5	4.5	4.0	9,544	9,544	9,871	8,835
Buffer capital (common equity tier 1 capital and high-trigger loss-absorbing capital)	5.3	[4]	15.0	15.3	15.4	11,233	31,711	33,528	34,027
of which: effect of countercyclical buffer	0.2		0.2	0.2	0.1	364	364	369	322
Progressive buffer capital (low-trigger loss-absorbing capital)	2.8		4.7	5.2	5.2	6,005	9,869	11,377	11,398
Phase-out capital (tier 2 capital)			0.8	0.9	0.9		1,798	1,976	2,050
Total	12.6		25.0	25.9	25.5	26,782	52,923	56,752	56,310

1  The total capital ratio requirement of 12.6% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. Prior to the implementation of the Basel III framework, FINMA also defined a total capital ratio target for UBS Group of 14.4% which will be effective until it is exceeded by the Swiss SRB Basel III phase-in capital requirement.    2  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3  Since 31 March 2015, high-trigger loss-absorbing capital (LAC) is included in the buffer capital. As of 31 December 2014, high-trigger LAC was included in the progressive buffer capital.    4  CET1 capital can be substituted by high-trigger LAC up to 2.3% in 2015.

Swiss SRB Basel III capital information

	Phase-in			Fully applied
CHF million, except where indicated	30.6.15	31.3.15	31.12.14	30.6.15	31.3.15	31.12.14
Tier 1 capital	40,593	43,801	42,863	34,042	33,515	29,408
of which: common equity tier 1 capital	38,706	40,779	42,863	30,265	29,566	28,941
of which: additional tier 1 capital (high-trigger loss-absorbing capital)	1,631	1,684	0	1,631	1,684	467
of which: additional tier 1 capital (low-trigger loss-absorbing capital)[1]	256	1,339	0	2,145	2,266	0
Tier 2 capital	12,329	12,950	13,448	10,531	10,975	11,398
of which: high-trigger loss-absorbing capital	918	936	946	918	936	946
of which: low-trigger loss-absorbing capital	9,613	10,038	10,451	9,613	10,038	10,451
of which: phase-out capital	1,798	1,976	2,050
Total capital	52,923	56,752	56,310	44,573	44,490	40,806
Common equity tier 1 capital ratio (%)	18.2	18.6	19.4	14.4	13.7	13.4
Tier 1 capital ratio (%)	19.1	20.0	19.4	16.2	15.5	13.6
Total capital ratio (%)	25.0	25.9	25.5	21.2	20.6	18.9
Risk-weighted assets	212,088	219,358	220,877	209,777	216,385	216,462

1  Consists on a phase-in basis of low-trigger loss-absorbing capital (30 June 2015: CHF 2,145 million, 31 March 2015: CHF 2,266 million, 31 December 2014: CHF 0 million) and hybrid capital subject to phase-out (30 June 2015: CHF 1,840 million, 31 March 2015: CHF 2,929 million, 31 December 2014: CHF 3,210 million), partly offset by required deductions for goodwill (30 June 2015: CHF 3,729 million, 31 March 2015: CHF 3,855 million, 31 December 2014: CHF 3,677 million).

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Capital management

Capital ratios

In the second quarter of 2015, our fully applied CET1 capital ratio increased 0.7 percentage points to 14.4%, resulting from a CHF 6.6 billion decrease in fully applied RWA and a CHF 0.7 billion increase in our fully applied CET1 capital. On a phase-in basis, our CET1 capital ratio decreased 0.4 percentage points to 18.2%, due to a decrease of CHF 2.1 billion in phase-in CET1 capital, partly offset by a CHF 7.3 billion decrease in phase-in RWA.

Our tier 1 capital ratio increased 0.7 percentage points to 16.2% on a fully applied basis and decreased 0.9 percentage points to 19.1% on a phase-in basis. A decrease in phase-in additional tier 1 (AT1) capital of CHF 1.1 billion contributed to the decrease in our phase-in tier 1 capital ratio.

In the second quarter of 2015, our total capital ratio increased 0.6 percentage points to 21.2% on a fully applied basis and decreased 0.9 percentage points to 25.0% on a phase-in basis.

Post-stress CET1 capital ratio

Subject to maintaining our target of a fully applied CET1 capital ratio of at least 13% and our objective of maintaining a post-stress fully applied CET1 capital ratio of at least 10%, we are targeting a total payout ratio of at least 50% of net profit attributable to UBS shareholders. As of 30 June 2015, our post-stress CET1 capital ratio exceeded the 10% objective.

è	Refer to the “Risk factors” and the “Capital management” sections of our Annual Report 2014 for more information on our post-stress CET1 capital ratio

Eligible capital

Tier 1 capital

Our tier 1 capital consists of CET1 capital and AT1 capital. An analysis of our tier 1 capital movement in the second quarter of 2015 is provided in the table “Swiss SRB Basel III capital movement.”

Our CET1 capital mainly consists of share capital, share premium (which consists primarily of additional paid-in capital related to shares issued) and retained earnings. A detailed reconciliation of IFRS equity to CET1 capital is provided in the table “Reconciliation IFRS equity to Swiss SRB Basel III capital.”

During the second quarter of 2015, our fully applied CET1 capital increased by CHF 0.7 billion to CHF 30.3 billion, mainly reflecting the operating profit before tax in the second quarter, partly offset by negative foreign currency translation effects and accruals for capital returns to shareholders. Our phase-in CET1 capital decreased by CHF 2.1 billion to CHF 38.7 billion, mainly due to a reduction of CHF 1.8 billion related to the accelerated application of the IAS 19 (revised) treatment of defined benefit plans, and accruals for capital returns to shareholders, partly offset by the operating profit before tax in the second quarter.

Our AT1 capital was broadly unchanged at CHF 3.8 billion on a fully applied basis and decreased by CHF 1.1 billion to CHF 1.9 billion on a phase-in basis, mainly related to the call, in April 2015, of EUR 1.0 billion in perpetual preferred securities, which were eligible as hybrid capital subject to phase-out.

As of 30 June 2015, our high-trigger loss-absorbing AT1 capital amounted to CHF 1.6 billion and consisted of USD-denominated notes in the amount of USD 1.25 billion with a write-down threshold set at a 7% phase-in CET1 capital ratio, as well as deferred contingent capital plan (DCCP) awards granted for the performance year 2014 with a write-down threshold set at a 7% phase-in CET1 capital ratio, or 10% with respect to awards granted to members of the Group Executive Board. Our low-trigger loss-absorbing AT1 capital amounted to CHF 2.1 billion and consisted of notes with a nominal amount of USD 1.25 billion and EUR 1.0 billion, respectively, and a write-down threshold set at a 5.125% phase-in CET1 capital ratio. In addition to the CET1 capital ratio trigger, our loss-absorbing capital instruments would be written down if FINMA determined that a write-down were necessary to ensure UBS’s viability, or if UBS received a commitment of governmental support that FINMA determined to be necessary

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to ensure UBS’s viability. As of 30 June 2015, our phase-in AT1 capital also included hybrid capital of CHF 1.8 billion, which is subject to phase-out under the Basel III framework. On a phase-in basis, AT1 capital was partly offset by required deductions for goodwill of CHF 3.7 billion as of 30 June 2015.

Tier 2 capital

During the second quarter of 2015, our fully applied tier 2 capital decreased by CHF 0.5 billion to CHF 10.5 billion. On a phase-in basis, our tier 2 capital decreased by CHF 0.7 billion to CHF 12.3 billion. These decreases were both mainly due to negative foreign currency translation effects.

As of 30 June 2015, low-trigger loss-absorbing capital accounted for approximately CHF 9.6 billion of tier 2 capital and consisted of one euro-denominated and four US dollar-denominated subordinated notes with a write-down threshold set at a 5% phase-in UBS AG (consolidated) CET1 capital ratio. Furthermore, our tier 2 capital included high-trigger loss-absorbing capital of approximately CHF 0.9 billion, as outstanding deferred contingent capital plan (DCCP) awards granted for the performance years 2012 and 2013 qualify as tier 2 loss-absorbing capital, with a write-down threshold set at a 7% phase-in CET1 capital ratio, or 10% with respect to awards granted to members of the Group Executive Board for the performance year 2013. In addition, our loss-absorbing capital instruments would be written down if FINMA determined that a write-down were necessary to ensure UBS’s viability, or if UBS received a commitment of governmental support that FINMA determined to be necessary to ensure UBS’s viability.

The remainder of tier 2 capital of approximately CHF 1.8 billion on a phase-in basis consisted of outstanding tier 2 instruments which will be phased out by 2019, based on current FINMA regulations.

Swiss SRB Basel III capital movement

CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 31.3.15	40.8	29.6
Movements during the second quarter of 2015:
Operating profit/(loss) before tax	1.7	1.7
Own credit related to financial liabilites designated at fair value and replacement value, net of tax	(0.3)	(0.3)
Current tax effect	(0.2)	(0.2)
Transitional effect of the accelerated application of IAS 19R treatment of defined benefit plans as of 1.4.15[2]	(1.8)
Defined benefit plans	(0.1)	0.3
Foreign currency translation effects	(0.4)	(0.3)
Other[1]	(0.9)	(0.5)
Total movement	(2.1)	0.7
Common equity tier 1 capital as of 30.6.15	38.7	30.3
Additional tier 1 capital as of 31.3.15	3.0	3.9
Movements during the second quarter of 2015:
Call of a hybrid capital instrument	(1.0)
Foreign currency translation effects and other	(0.1)	(0.2)
Total movement	(1.1)	(0.2)
Additional tier 1 capital as of 30.6.15	1.9	3.8
Tier 2 capital as of 31.3.2015	13.0	11.0
Movements during the second quarter of 2015:
Foreign currency translation effects and other	(0.7)	(0.5)
Total movement	(0.7)	(0.5)
Tier 2 capital as of 30.6.15	12.3	10.5
Total capital as of 30.6.15	52.9	44.6
Total capital as of 31.3.15	56.8	44.5

1  Includes accruals for capital returns to shareholders.    2  Includes effects related to deferred tax assets recognized for tax loss carry-forwards.

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Reconciliation IFRS equity to Swiss SRB Basel III capital

	Phase-in			Fully applied
CHF million	30.6.15	31.3.15	31.12.14	30.6.15	31.3.15	31.12.14
Equity attributable to UBS Group AG shareholders	50,211	52,359	50,608	50,211	52,359	50,608
Equity attributable to non-controlling interests in UBS AG	1,164	1,370	1,702	1,164	1,370	1,702
Equity attributable to preferred noteholders and other non-controlling interests	1,878	1,928	2,058	1,878	1,928	2,058
Total IFRS equity	53,253	55,656	54,368	53,253	55,656	54,368
Equity attributable to preferred noteholders and other non-controlling interests	(1,878)	(1,928)	(2,058)	(1,878)	(1,928)	(2,058)
Defined benefit plans (before phase-in, as applicable)[1]		3,404	3,997	0	(887)	0
Defined benefit plans, 40% phase-in	0	(1,716)	(799)
Deferred tax assets recognized for tax loss carry-forwards (before phase-in, as applicable)				(6,312)	(7,467)	(8,047)
Deferred tax assets recognized for tax loss carry-forwards, 40% phase-in	(2,525)	(2,991)	(1,605)
Deferred tax assets on temporary differences, excess over threshold	(115)	0	0	(1,040)	(307)	(604)
Goodwill, net of tax, less hybrid capital and loss-absorbing capital[2]	(2,486)	(2,570)	(3,010)	(6,215)	(6,426)	(6,687)
Intangible assets, net of tax	(351)	(392)	(410)	(351)	(392)	(410)
Unrealized (gains)/losses from cash flow hedges, net of tax	(1,626)	(2,171)	(2,156)	(1,626)	(2,171)	(2,156)
Compensation and own shares-related capital components (not recognized in net profit)	(1,523)	(1,282)	(1,219)	(1,523)	(1,282)	(1,219)
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	(412)	(130)	136	(412)	(130)	136
Unrealized gains related to financial investments available-for-sale, net of tax	(312)	(413)	(384)	(312)	(413)	(384)
Prudential valuation adjustments	(84)	(128)	(123)	(84)	(128)	(123)
Consolidation scope	(76)	(77)	(88)	(76)	(77)	(88)
Other[3]	(3,158)	(4,483)	(3,786)	(3,158)	(4,483)	(3,786)
Common equity tier 1 capital	38,706	40,779	42,863	30,265	29,566	28,941
Hybrid capital subject to phase-out	1,840	2,929	3,210
High-trigger loss-absorbing capital	1,631	1,684	467	1,631	1,684	467
Low-trigger loss-absorbing capital	2,145	2,266	0	2,145	2,266	0
Goodwill, net of tax, offset against hybrid capital and loss-absorbing capital	(3,729)	(3,855)	(3,677)
Additional tier 1 capital	1,887	3,022	0	3,777	3,949	467
Tier 1 capital	40,593	43,801	42,863	34,042	33,515	29,408
Tier 2 capital	12,329	12,950	13,448	10,531	10,975	11,398
Total capital	52,923	56,752	56,310	44,573	44,490	40,806

1  Phase-in number net of tax, fully applied number pre-tax.    2  Includes goodwill related to significant investments in financial institutions of CHF 352 million.    3  Includes the net charge for the compensation-related increase in high-trigger loss-absorbing capital for tier 2 and additional tier 1 capital, accruals for capital returns to shareholders and other items.

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Additional capital information

In order to ensure the consistency and comparability of regulatory capital instruments disclosures for all market participants, BIS and FINMA Basel III Pillar 3 rules require banks and banking groups to disclose the main features of eligible capital instruments and their terms and conditions. This information is available in the “Bondholder information” section of our Investor Relations website.

è	Refer to “Bondholder information” at www.ubs.com/investors for more information on the capital instruments of UBS Group and UBS AG on a consolidated and on a standalone basis

In order to fulfill the BIS and FINMA Basel III Pillar 3 composition of capital disclosure requirements, a full reconciliation of all regulatory capital elements to the published IFRS balance sheet will be disclosed in our UBS Group Basel III Pillar 3 First Half 2015 Report, which will be published by the end of August 2015 on our Investor Relations website.

è	Refer to the “Pillar 3, SEC filings & other disclosures” section at www.ubs.com/investors

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the scope under IFRS and includes subsidiaries directly or indirectly controlled by UBS Group AG that are active in the banking and finance sector. However, subsidiaries consolidated under IFRS that are active in sectors other than banking and finance are excluded from the regulatory scope of consolidation. More information on the IFRS scope of consolidation, the list of significant subsidiaries included in this scope and details on entities that are treated differently under the regulatory and the IFRS scope of consolidation as of 31 December 2014 are available in the “Financial information” section of our Annual Report 2014. Details as of 30 June 2015 on entities which are treated differently under the regulatory and the IFRS scope of consolidation will be disclosed in our UBS Group Basel III Pillar 3 First Half 2015 Report.

è

Refer to “Note 1 Summary of significant accounting policies” and “Note 30 Interests in subsidiaries and other entities” and “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” in the “Financial information” section of our Annual Report 2014, and the “Pillar 3, SEC filings & other disclosures” section at www.ubs.com/investors for more information

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 16 Provisions and contingent liabilities” to our consolidated financial statements. For this purpose, we have used the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 3.6 billion as of 30 June 2015. Because this estimate is based upon historical data for the relevant risk categories, it does not constitute a subjective assessment of UBS’s actual exposures in those matters and does not take into account any provisions recognized for those matters. For this reason, and because some of those matters are not expected to be resolved within the next 12 months, any possible losses that we may incur with respect to those matters may be materially more or materially less than this estimated amount.

è	Refer to “Note 16 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

Sensitivity to currency movements

Group Asset and Liability Management (Group ALM) is mandated with the task of minimizing adverse effects from changes in currency rates on our fully applied CET1 capital and capital ratios. A significant portion of our Basel III capital and RWA is denominated in US dollars, euros, British pounds and other foreign currencies. In order to hedge the CET1 capital ratio, CET1 capital needs to have foreign currency exposure, leading to currency sensitivity of CET1 capital. As a consequence, it is not possible to simultaneously fully hedge the capital and the capital ratio. As the proportion of RWA denominated in foreign currencies outweighs the capital in these currencies, a significant appreciation of the Swiss franc against these currencies could benefit our Basel III capital ratios, while a significant depreciation of the Swiss franc against

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these currencies could adversely affect our Basel III capital ratios. The Group Asset and Liability Management Committee (Group ALCO), a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and capital ratio. Limits are in place for the sensitivity of both CET1 capital and the capital ratio to a ±10% change in the value of the Swiss franc against other currencies.

The currency mix of our capital also affects the sensitivity of our leverage ratios to foreign exchange movements. When adjusting the currency mix in capital, potential effects on the leverage ratios are taken into account.

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased fully applied CET1 capital by CHF 975 million as of 30 June 2015 (31 March 2015: CHF 1,013 million) and would have reduced the fully applied CET1 capital ratio by 18 basis points (31 March 2015: 15 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced fully applied CET1 capital by CHF 882 million (31 March 2015: CHF 917 million) and increased the fully applied CET1 capital ratio by 18 basis points (31 March 2015: 15 basis points). The above-mentioned estimated effects do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

Differences between Swiss SRB and BIS Basel III capital

Our Swiss SRB Basel III and BIS Basel III capital is the same on both a fully applied and a phase-in basis, except for two specific items. First, under Swiss SRB rules, the amount of our tier 2 high-trigger loss-absorbing capital, in the form of awards under our 2012 and 2013 DCCP, was higher by CHF 455 million than under BIS rules as of 30 June 2015. Second, a portion of unrealized gains on financial investments available-for-sale, totaling CHF 160 million as of 30 June 2015, was recognized as tier 2 capital under BIS Basel III rules, but not under Swiss SRB regulations.

Differences between Swiss SRB and BIS Basel III capital information

As of 30.6.15	Phase-in			Fully applied
CHF million, except where indicated	Swiss SRB	BIS	Differences Swiss SRB versus BIS	Swiss SRB	BIS	Differences Swiss SRB versus BIS
Tier 1 capital	40,593	40,593	0	34,042	34,042	0
of which: common equity tier 1 capital	38,706	38,706	0	30,265	30,265	0
of which: additional tier 1 capital (high-trigger loss-absorbing capital)	1,631	1,631	0	1,631	1,631	0
of which: additional tier 1 capital (low-trigger loss-absorbing capital)	256	256	0	2,145	2,145	0
Tier 2 capital	12,329	12,035	295	10,531	10,237	295
of which: high-trigger loss-absorbing capital	918	463	455	918	463	455
of which: low-trigger loss-absorbing capital	9,613	9,613	0	9,613	9,613	0
of which: phase-out capital and other tier 2 capital	1,798	1,958	(160)		160	(160)
Total capital	52,923	52,628	295	44,573	44,278	295
Common equity tier 1 capital ratio (%)	18.2	18.2	0.0	14.4	14.4	0.0
Tier 1 capital ratio (%)	19.1	19.1	0.0	16.2	16.2	0.0
Total capital ratio (%)	25.0	24.8	0.1	21.2	21.1	0.1
Risk-weighted assets	212,088	212,088	0	209,777	209,777	0

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Swiss SRB Basel III capital information (UBS AG consolidated)

Capital information disclosures in this section focus on UBS AG (consolidated) and differences between UBS Group AG (consolidated) and UBS AG (consolidated).

Swiss SRB Basel III available capital versus capital requirements (phase-in) – UBS AG (consolidated)

	Capital ratio (%)				Capital
CHF million, except where indicated	Requirement[1]	Actual[2]			Requirement	Actual[2]
	30.6.15	30.6.15	31.3.15	31.12.14	30.6.15	30.6.15	31.3.15	31.12.14
Base capital (common equity tier 1 capital)	4.5	4.5	4.5	4.0	9,548	9,548	9,872	8,846
Buffer capital (common equity tier 1 capital)	5.3	14.0	14.6	15.9	11,238	29,622	31,937	35,244
of which: effect of countercyclical buffer	0.2	0.2	0.2	0.1	364	364	369	322
Progressive buffer capital (low-trigger loss-absorbing capital)	2.8	4.5	4.6	4.7	6,007	9,613	10,038	10,451
Phase-out capital (tier 2 capital)		0.8	0.9	0.9		1,798	1,976	2,050
Total	12.6	23.8	24.5	25.6	26,792	50,580	53,823	56,591

1  The total capital ratio requirement of 12.6% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. Prior to the implementation of the Basel III framework, FINMA also defined a total capital ratio target for UBS AG consolidated of 14.4% which will be effective until it is exceeded by the Swiss SRB Basel III phase-in capital requirement.    2  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.

Swiss SRB Basel III capital information – UBS AG (consolidated)

	Phase-in			Fully applied
CHF million, except where indicated	30.6.15	31.3.15	31.12.14	30.6.15	31.3.15	31.12.14
Tier 1 capital	39,169	41,808	44,090	32,834	31,725	30,805
of which: common equity tier 1 capital	39,169	41,808	44,090	32,834	31,725	30,805
Tier 2 capital	11,411	12,014	12,501	9,613	10,038	10,451
of which: low-trigger loss-absorbing capital	9,613	10,038	10,451	9,613	10,038	10,451
of which: phase-out capital	1,798	1,976	2,050
Total capital	50,580	53,823	56,591	42,447	41,763	41,257
Common equity tier 1 capital ratio (%)	18.5	19.1	19.9	15.6	14.6	14.2
Tier 1 capital ratio (%)	18.5	19.1	19.9	15.6	14.6	14.2
Total capital ratio (%)	23.8	24.5	25.6	20.2	19.3	19.0
Risk-weighted assets	212,173	219,376	221,150	210,400	216,893	217,158

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Differences between UBS Group AG (consolidated) and UBS AG (consolidated)

As of 30 June 2015, fully applied total capital of UBS AG (consolidated) was CHF 2.1 billion lower than for UBS Group AG (consolidated), reflecting CHF 3.8 billion lower AT1 capital and CHF 0.9 billion lower tier 2 capital, partly offset by CHF 2.6 billion higher CET1 capital.

The difference of CHF 2.6 billion in fully applied CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected on the level of UBS Group AG following the transfer of the grantor function for the Group’s employee deferred compensation plans from UBS AG to UBS Group AG in 2014.

The difference of CHF 3.8 billion in fully applied AT1 capital relates to the issuances of AT1 capital notes on a UBS Group AG level in the first quarter of 2015, as well as CHF 0.5 billion of high-trigger loss-absorbing DCCP awards granted to eligible employees for the performance year 2014.

The difference of CHF 0.9 billion in tier 2 capital relates to high-trigger loss-absorbing capital, in the form of 2012 and 2013 DCCP awards, held at the UBS Group AG level.

Differences in RWA between UBS Group AG (consolidated) and UBS AG (consolidated) were not material as of 30 June 2015.

è

Refer to “UBS Group – Changes to our legal structure” section of our Annual Report 2014 for more information on the transfer of the grantor function for the Group’s employee deferred compensation plans

Swiss SRB Basel III capital information (UBS Group vs UBS AG consolidated)

As of 30.6.15	Phase-in			Fully applied
	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
CHF million, except where indicated
Tier 1 capital	40,593	39,169	1,424	34,042	32,834	1,208
of which: common equity tier 1 capital	38,706	39,169	(463)	30,265	32,834	(2,569)
of which: additional tier 1 capital (high-trigger loss-absorbing capital)	1,631	0	1,631	1,631	0	1,631
of which: additional tier 1 capital (low-trigger loss-absorbing capital)	256	0	256	2,145	0	2,145
Tier 2 capital	12,329	11,411	918	10,531	9,613	918
of which: high-trigger loss-absorbing capital	918	0	918	918	0	918
of which: low-trigger loss-absorbing capital	9,613	9,613	0	9,613	9,613	0
of which: phase-out capital and other tier 2 capital	1,798	1,798	0		0	0
Total capital	52,923	50,580	2,343	44,573	42,447	2,126
Common equity tier 1 capital ratio (%)	18.2	18.5	(0.3)	14.4	15.6	(1.2)
Tier 1 capital ratio (%)	19.1	18.5	0.6	16.2	15.6	0.6
Total capital ratio (%)	25.0	23.8	1.2	21.2	20.2	1.0
Risk-weighted assets	212,088	212,173	(85)	209,777	210,400	(623)

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Reconciliation IFRS equity to Swiss SRB Basel III capital (UBS Group vs UBS AG consolidated)

As of 30.6.15	Phase-in			Fully applied
	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
CHF million
Equity attributable to shareholders	50,211	51,685	(1,474)	50,211	51,685	(1,474)
Equity attributable to non-controlling interests in UBS AG	1,164		1,164	1,164		1,164
Equity attributable to preferred noteholders and other non-controlling interests	1,878	1,878	0	1,878	1,878	0
Total IFRS equity	53,253	53,562	(309)	53,253	53,562	(309)
Equity attributable to preferred noteholders and other non-controlling interests	(1,878)	(1,878)	0	(1,878)	(1,878)	0
Deferred tax assets recognized for tax loss carry-forwards	(2,525)	(2,525)	0	(6,312)	(6,312)	0
Deferred tax assets on temporary differences, excess over threshold	(115)	(97)	(18)	(1,040)	(806)	(234)
Goodwill, net of tax, less hybrid capital and loss-absorbing capital	(2,486)	(4,375)	1,889	(6,215)	(6,215)	0
Intangible assets, net of tax	(351)	(351)	0	(351)	(351)	0
Unrealized (gains)/losses from cash flow hedges, net of tax	(1,626)	(1,626)	0	(1,626)	(1,626)	0
Compensation and own shares-related capital components (not recognized in net profit)	(1,523)		(1,523)	(1,523)	0	(1,523)
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	(412)	(412)	0	(412)	(412)	0
Unrealized gains related to financial investments available-for-sale, net of tax	(312)	(312)	0	(312)	(312)	0
Prudential valuation adjustments	(84)	(84)	0	(84)	(84)	0
Consolidation scope	(76)	(76)	0	(76)	(76)	0
Other	(3,158)	(2,655)	(503)	(3,158)	(2,655)	(503)
Common equity tier 1 capital	38,706	39,169	(463)	30,265	32,834	(2,569)
Hybrid capital subject to phase-out	1,840	1,840	0
High-trigger loss-absorbing capital	1,631		1,631	1,631		1,631
Low-trigger loss-absorbing capital	2,145		2,145	2,145		2,145
Goodwill, net of tax, offset against hybrid capital and loss-absorbing capital	(3,729)	(1,840)	(1,889)
Additional tier 1 capital	1,887	0	1,887	3,777		3,777
Tier 1 capital	40,593	39,169	1,424	34,042	32,834	1,208
Tier 2 capital	12,329	11,411	918	10,531	9,613	918
Total capital	52,923	50,580	2,343	44,573	42,447	2,126

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Risk-weighted assets (UBS Group)

Our risk-weighted assets (RWA) under BIS Basel III are the same as under Swiss SRB Basel III. Furthermore, RWA on a fully applied basis are the same as on a phase-in basis, except for differences related to defined benefit plans and DTA on temporary differences.

On a fully applied basis, any net defined benefit-related asset recognized in accordance with IAS 19 (revised) Employee Benefits is fully deducted from CET1 capital. On a phase-in basis, the deduction of net defined benefit-related assets from capital is phased in, and the portion of the net defined benefit asset that is not yet deducted from CET1 capital is risk weighted at 100%.

On a fully applied basis, DTA on temporary differences that are below the fully applied deduction threshold are risk weighted at 250%. On a phase-in basis the amount risk weighted at 250% is higher due to the higher deduction threshold.

Due to the aforementioned differences, as of 30 June 2015, our phase-in RWA were CHF 2.3 billion higher than our fully applied RWA, entirely attributable to non-counterparty-related risk RWA.

In the second quarter of 2015, RWA decreased by CHF 6.6 billion to CHF 209.8 billion on a fully applied basis and by CHF 7.3 billion to CHF 212.1 billion on a phase-in basis. Detailed RWA information is presented in the tables “Basel III risk-weighted assets by risk type, exposure and business divisions and Corporate Center units” on the following pages.

è	Refer to the “Corporate Center” section of this report for more information on risk-weighted assets of Corporate Center – Non-core and Legacy Portfolio

Credit risk

Credit risk RWA were broadly unchanged at CHF 107.4 billion as of 30 June 2015 compared with CHF 107.9 billion as of 31 March 2015. Credit risk RWA decreased by CHF 2.9 billion in Corporate Center – Non-core and Legacy Portfolio and by CHF 0.6 billion in Wealth Management Americas, partly offset by increases of CHF 1.4 billion in the Investment Bank and CHF 0.9 billion in Corporate Center – Group Asset and Liability Management.

The decrease of CHF 2.9 billion in the Corporate Center – Non-core and Legacy Portfolio was mainly due to a decrease in derivative exposures, the sale of banking book securitization positions and foreign currency effects.

Credit risk RWA in Wealth Management Americas decreased by CHF 0.6 billion, mainly due to a decrease in loan exposures and foreign currency effects.

The increase of CHF 1.4 billion in the Investment Bank was mainly due to the introduction of the internal ratings-based multiplier on exposures to corporates and increased loan facilities.

Credit risk RWA in Corporate Center – Group Asset and Liability Management increased by CHF 0.9 billion, mainly due to higher RWA on default fund contributions to qualified central counterparties.

Non-counterparty-related risk

Non-counterparty-related risk RWA increased by CHF 0.4 billion to CHF 15.0 billion on a fully applied basis and decreased by CHF 0.3 billion to CHF 17.3 billion on a phase-in basis. The decrease in phase-in non-counterparty-related risk RWA was primarily due to a decrease related to defined benefit pension plans, partly offset by an increase in DTA on temporary differences.

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Market risk

Market risk RWA decreased by CHF 2.4 billion to CHF 12.7 billion, mainly due to decreases of CHF 1.1 billion in Corporate Center – Non-core and Legacy Portfolio, CHF 0.9 billion in the Investment Bank and CHF 0.9 billion in Corporate Center – Services. Stressed value-at-risk (VaR) based RWA decreased by CHF 0.8 billion mainly due to lower exposure in the 60-day average calculation. As a result, add-on for risks-not-in-VaR decreased by CHF 0.9 billion.

è	Refer to “Market risk” in the “Risk management and control” section of this report for more information

Operational risk

Operational risk RWA decreased by CHF 4.0 billion to CHF 74.7 billion as of 30 June 2015. Incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA decreased by CHF 4.2 billion to CHF 13.3 billion as of 30 June 2015. Of this decrease, CHF 3.0 billion was attributable to Corporate Center – Services and CHF 1.2 billion to the Investment Bank.

è	Refer to “Operational risk” in the “Risk management and control” section of this report for more information

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Basel III risk-weighted assets by risk type, exposure and business divisions and Corporate Center units

	30.6.15
CHF billion	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Invest- ment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Total RWA	Total capital require- ment[1]
Credit risk	12.8	7.8	33.1	2.4	35.3	1.6	5.5	8.8	107.4	13.6
Advanced IRB approach	8.9	2.8	31.4	1.2	31.3	0.2	1.9	6.3	84.1	10.6
Sovereigns[2]	0.0	0.0	0.1	0.0	0.6	0.0	0.2	0.1	1.0	0.1
Banks[2]	0.1	0.0	1.1	0.0	3.9	0.1	0.9	1.0	7.0	0.9
Corporates[2]	0.8	0.0	15.4	0.0	23.3	0.0	0.7	2.3	42.5	5.4
Retail	7.5	2.7	13.3	0.0	0.0	0.0	0.0	0.0	23.5	3.0
Other[3]	0.6	0.1	1.4	1.2	3.6	0.1	0.1	2.9	10.0	1.3
Standardized approach	3.8	5.0	1.7	1.2	3.9	1.5	3.6	2.5	23.3	2.9
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Banks	0.1	0.4	0.1	0.1	0.2	0.0	0.9	0.2	1.9	0.2
Corporates	1.2	2.9	0.3	1.0	2.4	1.4	0.9	1.1	11.2	1.4
Central counterparties[2]	0.0	0.0	0.0	0.0	1.3	0.0	1.8	0.2	3.3	0.4
Retail	2.2	1.6	0.1	0.0	0.0	0.0	0.0	0.0	3.9	0.5
Other[3]	0.3	0.1	1.1	0.1	0.0	0.0	0.0	1.0	2.7	0.3
Non-counterparty-related risk	0.1	0.0	0.1	0.0	0.1	17.1	0.0	0.0	17.3	2.2
Market risk	0.0	1.3	0.0	0.0	10.7	(5.6)[4]	3.5	2.8	12.7	1.6
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.4	(1.5)	0.9	0.4	1.5	0.2
Stressed value-at-risk (SVaR)	0.0	0.4	0.0	0.0	3.2	(3.2)	1.9	1.0	3.2	0.4
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	4.0	0.0	0.0	0.4	4.5	0.6
Incremental risk charge (IRC)	0.0	0.7	0.0	0.0	1.9	(0.9)	0.6	0.2	2.5	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.7	1.0	0.1
Operational risk	12.9	12.3	1.6	0.9	17.3	9.5	0.1	20.0	74.7	9.4
of which: incremental RWA[5]	5.5	1.7	0.5	0.0	0.0	3.0	0.0	2.6	13.3	1.7
Total RWA, phase-in	25.8	21.5	34.7	3.4	63.3	22.6	9.2	31.6	212.1	26.8
Phase-out items[6]	0.0	0.0	0.0	0.0	0.0	2.3	0.0	0.0	2.3
Total RWA, fully applied	25.8	21.5	34.7	3.4	63.3	20.3	9.2	31.6	209.8

1  Calculated based on our Swiss SRB Basel III total capital requirement of 12.6% of RWA.    2  Includes stressed expected positive exposures.    3  Includes securitization/re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    4  Corporate Center – Services market risk RWA were negative as this included the effect of portfolio diversification across businesses.    5  Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.    6  Phase-out items are entirely related to non-counterparty-related risk RWA.

102

Risk and treasury management

Basel III risk-weighted assets by risk type, exposure and business divisions and Corporate Center units

	31.3.15
CHF billion	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Invest- ment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Total RWA	Total capital require- ment[1]
Credit risk	12.6	8.4	33.0	2.5	33.9	1.2	4.6	11.7	107.9	14.2
Advanced IRB approach	8.7	2.9	31.2	1.3	30.1	0.1	1.7	8.6	84.6	11.1
Sovereigns[2]	0.0	0.0	0.1	0.0	0.5	0.0	0.3	0.1	1.0	0.1
Banks[2]	0.0	0.0	1.2	0.0	4.3	0.1	0.9	1.1	7.6	1.0
Corporates[2]	0.5	0.3	15.0	0.0	21.5	0.0	0.5	2.7	40.4	5.3
Retail	7.6	2.4	13.6	0.0	0.0	0.0	0.0	0.0	23.6	3.1
Other[3]	0.6	0.2	1.3	1.3	3.8	0.0	0.0	4.7	11.9	1.6
Standardized approach	3.9	5.5	1.8	1.3	3.9	1.1	2.9	3.1	23.3	3.1
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Banks	0.1	0.4	0.1	0.1	0.2	0.0	0.6	0.2	1.8	0.2
Corporates	1.0	3.3	0.3	1.1	2.2	0.9	1.4	1.3	11.6	1.5
Central counterparties[2]	0.0	0.0	0.0	0.0	1.2	0.0	0.9	0.1	2.1	0.3
Retail	2.1	1.7	0.1	0.0	0.0	0.0	0.0	0.0	4.0	0.5
Other[3]	0.5	0.1	1.3	0.0	0.3	0.1	0.0	1.4	3.7	0.5
Non-counterparty-related risk	0.5	0.2	1.1	0.1	0.2	15.6	0.0	0.0	17.6	2.3
Market risk	0.0	1.1	0.0	0.0	11.6	(4.7)[4]	3.2	3.9	15.1	2.0
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.5	(1.3)	0.7	0.6	1.7	0.2
Stressed value-at-risk (SVaR)	0.0	0.4	0.0	0.0	3.3	(2.2)	1.3	1.1	4.0	0.5
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	4.4	0.0	0.1	1.0	5.4	0.7
Incremental risk charge (IRC)	0.0	0.5	0.0	0.0	2.2	(1.3)	1.1	0.2	2.7	0.4
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.9	1.1	0.2
Operational risk	12.9	12.3	1.5	0.9	18.5	12.4	0.1	20.1	78.7	10.4
of which: incremental RWA[5]	5.5	1.7	0.5	0.0	1.2	6.0	0.0	2.6	17.5	2.3
Total RWA, phase-in	26.0	21.9	35.6	3.5	64.2	24.5	7.9	35.7	219.4	28.9
Phase-out items[6]	0.3	0.2	1.0	0.1	0.2	1.2	0.0	0.0	3.0
Total RWA, fully applied	25.7	21.8	34.6	3.5	64.1	23.2	7.9	35.7	216.4

1  Calculated based on our Swiss SRB Basel III total capital requirement of 13.2% of RWA.    2  Includes stressed expected positive exposures.    3  Includes securitization/re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    4  Corporate Center – Services market risk RWA were negative as this included the effect of portfolio diversification across businesses.    5  Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.    6  Phase-out items are entirely related to non-counterparty-related risk RWA.

103

Capital management

Basel III risk-weighted assets by risk type, exposure and business divisions and Corporate Center units

	30.6.15 vs. 31.3.15
CHF billion	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Invest- ment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Total RWA
Credit risk	0.2	(0.6)	0.1	(0.1)	1.4	0.4	0.9	(2.9)	(0.5)
Advanced IRB approach	0.2	(0.1)	0.2	(0.1)	1.2	0.1	0.2	(2.3)	(0.5)
Sovereigns	0.0	0.0	0.0	0.0	0.1	0.0	(0.1)	0.0	0.0
Banks	0.1	0.0	(0.1)	0.0	(0.4)	0.0	0.0	(0.1)	(0.6)
Corporates	0.3	(0.3)	0.4	0.0	1.8	0.0	0.2	(0.4)	2.1
Retail	(0.1)	0.3	(0.3)	0.0	0.0	0.0	0.0	0.0	(0.1)
Other	0.0	(0.1)	0.1	(0.1)	(0.2)	0.1	0.1	(1.8)	(1.9)
Standardized approach	(0.1)	(0.5)	(0.1)	(0.1)	0.0	0.4	0.7	(0.6)	0.0
Sovereigns	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.1
Corporates	0.2	(0.4)	0.0	(0.1)	0.2	0.5	(0.5)	(0.2)	(0.4)
Central counterparties	0.0	0.0	0.0	0.0	0.1	0.0	0.9	0.1	1.2
Retail	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)
Other	(0.2)	0.0	(0.2)	0.1	(0.3)	(0.1)	0.0	(0.4)	(1.0)
Non-counterparty-related risk	(0.4)	(0.2)	(1.0)	(0.1)	(0.1)	1.5	0.0	0.0	(0.3)
Market risk	0.0	0.2	0.0	0.0	(0.9)	(0.9)	0.3	(1.1)	(2.4)
Value-at-risk (VaR)	0.0	0.0	0.0	0.0	(0.1)	(0.2)	0.2	(0.2)	(0.2)
Stressed value-at-risk (SVaR)	0.0	0.0	0.0	0.0	(0.1)	(1.0)	0.6	(0.1)	(0.8)
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	(0.4)	0.0	(0.1)	(0.6)	(0.9)
Incremental risk charge (IRC)	0.0	0.2	0.0	0.0	(0.3)	0.4	(0.5)	0.0	(0.2)
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.2)	(0.1)
Operational risk	0.0	0.0	0.1	0.0	(1.2)	(2.9)	0.0	(0.1)	(4.0)
of which: incremental RWA	0.0	0.0	0.0	0.0	(1.2)	(3.0)	0.0	0.0	(4.2)
Total RWA, phase-in	(0.2)	(0.4)	(0.9)	(0.1)	(0.9)	(1.9)	1.3	(4.1)	(7.3)
Phase-out items	(0.3)	(0.2)	(1.0)	(0.1)	(0.2)	1.1	0.0	0.0	(0.7)
Total RWA, fully applied	0.1	(0.3)	0.1	(0.1)	(0.8)	(2.9)	1.3	(4.1)	(6.6)

104

Risk and treasury management

Leverage ratio framework

The Swiss SRB leverage ratio is calculated by dividing the sum of period-end CET1, AT1 and other loss-absorbing capital by the three-month average total adjusted exposure (leverage ratio denominator), which consists of IFRS on-balance sheet assets and off-balance sheet items, based on the regulatory scope of consolidation and adjusted for the netting of derivatives, the current exposure method (CEM) add-on for derivatives and other items.

The “Swiss SRB leverage ratio requirements (phase-in)” tables in the following sections show the total leverage ratio requirement, as well as the requirements by capital components and the actual leverage ratio information for UBS Group and UBS AG (consolidated).

    The Swiss SRB leverage ratio requirement is equal to 24% of the capital ratio requirements (excluding the countercyclical buffer requirement). As of 30 June 2015, the effective total leverage ratio requirement was 3.0%. Our CET1 capital covered the leverage ratio requirements for the base and buffer capital components, and the low-trigger loss-absorbing capital satisfied our leverage ratio requirement for the progressive buffer component. In addition, since 31 March 2015, high-trigger loss-absorbing capital is included in the buffer capital component for UBS Group.

On 1 January 2015, disclosure requirements for the leverage ratio in accordance with BIS Basel III regulations came into effect in Switzerland. We disclose BIS Basel III leverage ratio information in line with FINMA disclosure requirements for UBS Group, and UBS AG on a standalone basis. During the one-year transition period, we will also disclose a pro-forma measure of the Swiss SRB leverage ratio using a denominator based on the BIS Basel III definition, referred to as the supplemental leverage ratio. Starting this quarter, we provide the same information for UBS Switzerland AG on a standalone basis.

è

Refer to the document “UBS Group AG (consolidated) BIS Basel III leverage ratio information” in the section “Quarterly reporting” of our Investor Relations website at www.ubs.com/investors for more detailed BIS Basel III leverage ratio information

è

Refer to “Supplemental financial information (unaudited) for selected legal entities of the UBS Group” in the “Financial information” section of this report, and to the documents “UBS AG Second quarter 2015 report” and “UBS Switzerland AG (stand-alone) regulatory information” which will be available from 31 July 2015 in the section “Quarterly reporting” of our Investor Relations website at www.ubs.com/investors for more information

105

Capital management

Leverage ratio information (UBS Group)

Swiss SRB leverage ratio

During the second quarter of 2015, our fully applied Swiss SRB leverage ratio increased 0.1 percentage points to 4.7% as of 30 June 2015, mainly driven by a reduction in the leverage ratio denominator (LRD). On a phase-in basis, our Swiss SRB leverage ratio decreased 0.2 percentage points to 5.4%, mainly due to decreases in CET1 and AT1 capital, partly offset by a decrease in the LRD.

On a phase-in basis, the LRD decreased by CHF 33 billion to CHF 949 billion. This decrease was mainly related to on-balance sheet assets which declined by CHF 72 billion, primarily due to lower positive replacement values, partly offset by lower netting of derivative exposures of CHF 43 billion. Average off-balance sheet items decreased by CHF 8 billion, reflecting the exclusion, on a prospective basis from the second quarter of 2015, of uncommitted security-based lending credit lines in Wealth Management, following the reassessment that we are not committed to extend credit under these contracts, and a decrease in unused credit facilities.

From a divisional perspective, the decrease was mainly attributable to exposure decreases of CHF 15 billion in Corporate Center – Group Asset and Liability Management, CHF 14 billion in Corporate Center – Non-core and Legacy Portfolio, CHF 4 billion in the Investment Bank and CHF 4 billion in Wealth Management, partly offset by exposure increases of CHF 5 billion in Corporate Center – Services.

è	Refer to the “Corporate Center” section of this report for more information on exposures held in Corporate Center – Non-core and Legacy Portfolio
è	Refer to the “Balance sheet” section of this report for more information on balance sheet movements

Swiss SRB leverage ratio requirements (phase-in)

	Swiss SRB leverage ratio (%)					Swiss SRB leverage ratio capital
CHF million, except where indicated	Requirement[1]		Actual[2,3]			Requirement	Actual[2,3]
	30.6.15		30.6.15	31.3.15	31.12.14	30.6.15	30.6.15	31.3.15	31.12.14
Base capital (common equity tier 1 capital)	1.1		1.1	1.1	1.0	10,251	10,251	10,608	9,647
Buffer capital (common equity tier 1 capital and high-trigger loss-absorbing capital)	1.2	[4]	3.3	3.3	3.3	11,674	31,005	32,791	33,216
Progressive buffer capital (low-trigger loss-absorbing capital)	0.7		1.0	1.2	1.1	6,449	9,869	11,377	11,398
Total	3.0		5.4	5.6	5.4	28,374	51,125	54,776	54,260

1  Requirements for base capital (24% of 4.5%), buffer capital (24% of 5.1%) and progressive buffer capital (24% of 2.8%). The total leverage ratio requirement of 3.0% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. In addition, FINMA defined a total leverage ratio target of 3.5%, which will be effective until it is exceeded by the Swiss SRB Basel III phase-in requirement.    2  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3  Since 31 March 2015, high-trigger loss-absorbing capital (LAC) is included in the buffer capital. As of 31 December 2014, high-trigger LAC was included in the progressive buffer capital.    4  CET1 capital can be substituted by high-trigger LAC up to 0.5% in 2015.

106

Risk and treasury management

Swiss SRB leverage ratio

CHF million, except where indicated	Average 2Q15	Average 1Q15	Average 4Q14
Total on-balance sheet assets[1]	970,415	1,042,252	1,038,836
Netting of securities financing transactions	(7,509)	(7,726)	(6,141)
Netting of derivative exposures	(144,420)	(187,919)	(184,265)
Current exposure method (CEM) add-on for derivative exposures	53,025	56,023	63,385
Off-balance sheet items	69,071	76,896	88,750
of which: commitments and guarantees – unconditionally cancellable (10%)	5,123	10,085	17,212
of which: commitments and guarantees – other than unconditionally cancellable (100%)	63,949	66,811	71,538
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	18,383	17,625	19,184
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)	(9,832)	(14,903)	(14,879)
Total adjusted exposure (leverage ratio denominator), phase-in2	949,134	982,249	1,004,869
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)	(4,712)	(5,315)	(7,047)
Total adjusted exposure (leverage ratio denominator), fully applied[2]	944,422	976,934	997,822

	As of
	30.6.15	31.3.15	31.12.14
Common equity tier 1 capital (phase-in)	38,706	40,779	42,863
Loss-absorbing capital (phase-in)	12,419	13,997	11,398
Common equity tier 1 capital including loss-absorbing capital	51,125	54,776	54,260
Swiss SRB leverage ratio phase-in (%)	5.4	5.6	5.4

	As of
	30.6.15	31.3.15	31.12.14
Common equity tier 1 capital (fully applied)	30,265	29,566	28,941
Loss-absorbing capital (fully applied)	14,308	14,924	11,865
Common equity tier 1 capital including loss-absorbing capital	44,573	44,490	40,806
Swiss SRB leverage ratio fully applied (%)	4.7	4.6	4.1

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2014 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

107

Capital Management

Swiss SRB leverage ratio denominator by business divisions and Corporate Center units

	Average 2Q15
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	118.4	54.5	142.2	3.3	283.2	19.1	218.5	131.3	970.4
Netting of securities financing transactions	0.0	(0.1)	0.0	0.0	(2.2)	0.0	(5.2)	0.0	(7.5)
Netting of derivative exposures	(0.1)	0.0	(0.5)	0.0	(66.6)	0.0	2.6	(80.0)	(144.4)
Current exposure method (CEM) add-on for derivative exposures	1.4	0.0	0.9	0.0	34.3	0.0	0.1	16.3	53.0
Off-balance sheet items	4.0	2.2	19.7	0.0	40.4	0.0	0.0	2.8	69.1
of which: commitments and guarantees – unconditionally cancellable (10%)	0.7	1.1	3.2	0.0	0.2	0.0	0.0	0.0	5.1
of which: commitments and guarantees – other than unconditionally cancellable (100%)	3.3	1.1	16.5	0.0	40.2	0.0	0.0	2.8	63.9
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.1	0.1	0.0	10.9	0.8	0.2	0.2	0.0	18.4
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)						(9.8)			(9.8)
Total adjusted exposure (leverage ratio denominator), phase-in2	129.7	56.8	162.4	14.2	289.9	9.5	216.2	70.4	949.1
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)						(4.7)			(4.7)
Total adjusted exposure (leverage ratio denominator), fully applied[2]	129.7	56.8	162.4	14.2	289.9	4.8	216.2	70.4	944.4

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2014 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

	Average 1Q15
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Services		CC – Group ALM	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	118.3	53.8	143.8	3.4	307.9	19.2		232.5	163.4	1,042.3
Netting of securities financing transactions	0.0	(0.2)	0.0	0.0	(1.8)	0.0		(5.8)	0.0	(7.7)
Netting of derivative exposures	(0.1)	0.0	(0.9)	0.0	(89.8)	0.0		4.4	(101.6)	(187.9)
Current exposure method (CEM) add-on for derivative exposures	1.4	0.0	0.8	0.0	34.8	0.0		0.1	19.0	56.0
Off-balance sheet items	8.8	2.4	19.9	0.0	42.3	0.0		0.0	3.5	76.9
of which: commitments and guarantees – unconditionally cancellable (10%)	5.1	1.4	3.2	0.0	0.2	0.0		0.0	0.0	10.1
of which: commitments and guarantees – other than unconditionally cancellable (100%)	3.6	1.0	16.6	0.0	42.1	0.0		0.0	3.5	66.8
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	5.9	0.2	0.0	10.5	0.8	0.0		0.2	0.0	17.6
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)						(14.9)				(14.9)
Total adjusted exposure (leverage ratio denominator), phase-in2	134.2	56.3	163.7	14.0	294.2	4.3		231.4	84.2	982.2
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)						(5.3)				(5.3)
Total adjusted exposure (leverage ratio denominator), fully applied[2]	134.2	56.3	163.7	14.0	294.2	(1.0)	[3]	231.4	84.2	976.9
1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2014 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.    3   Deduction items for UBS Group AG are allocated to CC – Services as the majority of the relevant assets are reported in CC – Services. As not all underlying assets are reported in CC – Services, the LRD is negative.

108

Risk and treasury management

Swiss SRB leverage ratio denominator by business divisions and Corporate Center units (continued)

	Average 4Q14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Services		CC – Group ALM	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	121.0	54.1	143.8	3.7	290.8	19.2		236.6	169.6	1,038.8
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(2.1)	0.0		(4.0)	0.0	(6.1)
Netting of derivative exposures	(0.2)	0.0	(0.3)	0.0	(81.3)	0.0		3.4	(105.9)	(184.3)
Current exposure method (CEM) add-on for derivative exposures	1.3	0.0	1.1	0.0	35.5	0.0		0.0	25.3	63.4
Off-balance sheet items	9.5	9.0	21.2	0.0	44.5	0.0		0.0	4.4	88.7
of which: commitments and guarantees – unconditionally cancellable (10%)	5.5	8.0	3.4	0.0	0.3	0.0		0.0	0.0	17.2
of which: commitments and guarantees – other than unconditionally cancellable (100%)	4.0	1.0	17.8	0.0	44.2	0.0		0.0	4.4	71.5
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.6	0.2	0.1	11.2	0.9	0.0		0.2	0.0	19.2
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)						(14.9)				(14.9)
Total adjusted exposure (leverage ratio denominator), phase-in2	138.3	63.3	165.9	14.9	288.3	4.5		236.3	93.4	1,004.9
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)						(7.0)				(7.0)
Total adjusted exposure (leverage ratio denominator), fully applied[2]	138.3	63.3	165.9	14.9	288.3	(2.6)	[3]	236.3	93.4	997.8

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2014 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.    3   Deduction items for UBS Group AG are allocated to CC – Services as the majority of the relevant assets are reported in CC – Services. As not all underlying assets are reported in CC – Services, the LRD is negative.

109

Capital management

BIS Basel III leverage ratio

As of 30 June 2015, our fully applied BIS Basel III leverage ratio was 3.6%, an increase of 0.2 percentage points compared with 31 March 2015. On a phase-in basis, our BIS Basel III leverage ratio was 4.3%, a decrease of 0.1 percentage points compared with 31 March 2015.

The BIS Basel III LRD decreased by CHF 42 billion to CHF 954 billion on a phase-in basis. This decrease was mainly related to CHF 25 billion lower derivative exposures, driven by a reduction in positive replacement values and cash collateral receivables on derivative instruments of CHF 89 billion, partly offset by lower netting of derivative exposures and a reduction in eligible cash variation margin of CHF 75 billion. In line with the reduction in replacement values, the current exposure method (CEM) add-on for derivatives decreased by CHF 7 billion. In addition, securities financing transaction exposures decreased by CHF 24 billion, mainly due to lower reverse repurchase agreements. Other off-balance sheet exposures decreased by CHF 5 billion, reflecting the exclusion, on a prospective basis from the second quarter of 2015, of uncommitted security-based lending credit lines in Wealth Management, following the reassessment that we are not committed to extend credit under these contracts, and a decrease in unused credit facilities. These decreases were partly offset by CHF 12 billion higher on-balance sheet exposures, excluding derivative exposures and securities financing transaction exposures.

è

Refer to the document “UBS Group AG (consolidated) BIS Basel III leverage ratio information” in the section “Quarterly reporting” of our Investor Relations website at www.ubs.com/investors for more information on our BIS Basel III leverage ratio in line with FINMA disclosure requirements

è	Refer to the “Balance sheet” section of this report for more information on balance sheet movements

BIS Basel III leverage ratio

CHF million, except where indicated	30.6.15	31.3.15

Phase-in
BIS Basel III tier 1 capital	40,593	43,801
BIS total exposures (leverage ratio denominator)	954,043	995,863
BIS Basel III leverage ratio (%)	4.3	4.4

Fully-applied
BIS Basel III tier 1 capital	34,042	33,515
BIS total exposures (leverage ratio denominator)	949,331	990,548
BIS Basel III leverage ratio (%)	3.6	3.4

Supplemental leverage ratio

The following table provides a pro-forma measure of the Swiss SRB leverage ratio using a denominator based on BIS Basel III rules.

Supplemental leverage ratio

CHF million, except where indicated	30.6.15	31.3.15

Phase-in
Swiss SRB Basel III common equity tier 1 capital including loss-absorbing capital	51,125	54,776
BIS total exposures (leverage ratio denominator)	954,043	995,863
Supplemental leverage ratio (%)	5.4	5.5

Fully-applied
Swiss SRB Basel III common equity tier 1 capital including loss-absorbing capital	44,573	44,490
BIS total exposures (leverage ratio denominator)	949,331	990,548
Supplemental leverage ratio (%)	4.7	4.5

110

Risk and treasury management

Leverage ratio information (UBS AG consolidated)

As of 30 June 2015, the Swiss SRB leverage ratio of UBS AG (consolidated) was 0.2 percentage points and 0.3 percentage points lower than that of UBS Group AG (consolidated) on a fully applied and phase-in basis, respectively. This was mainly due to CET1 capital including loss-absorbing capital of UBS AG

(consolidated) being CHF 2.1 billion and CHF 2.3 billion lower on a fully applied and phase-in basis, respectively. Differences in LRD between UBS AG (consolidated) and UBS Group (consolidated) were not material as of 30 June 2015.

Swiss SRB leverage ratio requirements (phase-in)

	Swiss SRB leverage ratio (%)				Swiss SRB leverage ratio capital
CHF million, except where indicated	Requirement[1]	Actual[2]			Requirement	Actual[2]
	30.6.15	30.6.15	31.3.15	31.12.14	30.6.15	30.6.15	31.3.15	31.12.14
Base capital (common equity tier 1 capital)	1.1	1.1	1.1	1.0	10,270	10,270	10,625	9,658
Buffer capital (common equity tier 1 capital)	1.2	3.0	3.2	3.4	11,697	28,899	31,183	34,432
Progressive buffer capital (low-trigger loss-absorbing capital)	0.7	1.0	1.0	1.0	6,462	9,613	10,038	10,451
Total	3.0	5.1	5.3	5.4	28,429	48,783	51,847	54,542

1  Requirements for base capital (24% of 4.5%), buffer capital (24% of 5.1%) and progressive buffer capital (24% of 2.8%). The total leverage ratio requirement of 3.0% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. In addition, FINMA defined a total leverage ratio target of 3.5%, which will be effective until it is exceeded by the Swiss SRB Basel III phase-in requirement.    2  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.

Swiss SRB leverage ratio (UBS Group AG vs UBS AG consolidated)

Average 2Q15
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
Total on-balance sheet assets[1]	970,415	972,080	(1,665)
Netting of securities financing transactions	(7,509)	(7,509)	0
Netting of derivative exposures	(144,420)	(144,420)	0
Current exposure method (CEM) add-on for derivative exposures	53,025	53,025	0
Off-balance sheet items	69,071	69,159	(88)
of which: commitments and guarantees – unconditionally cancellable (10%)	5,123	5,206	(83)
of which: commitments and guarantees – other than unconditionally cancellable (100%)	63,949	63,954	(5)
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	18,383	18,432	(49)
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)	(9,832)	(9,814)	(18)
Total adjusted exposure (leverage ratio denominator), phase-in2	949,134	950,953	(1,819)
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)	(4,712)	(4,496)	(216)
Total adjusted exposure (leverage ratio denominator), fully applied[2]	944,422	946,457	(2,035)

As of 30.6.15
Common equity tier 1 capital (phase-in)	38,706	39,169	(463)
Loss-absorbing capital (phase-in)	12,419	9,613	2,806
Common equity tier 1 capital including loss-absorbing capital	51,125	48,783	2,342
Swiss SRB leverage ratio phase-in (%)	5.4	5.1	0.3

As of 30.6.15
Common equity tier 1 capital (fully applied)	30,265	32,834	(2,569)
Loss-absorbing capital (fully applied)	14,308	9,613	4,695
Common equity tier 1 capital including loss-absorbing capital	44,573	42,447	2,126
Swiss SRB leverage ratio fully applied (%)	4.7	4.5	0.2

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2014 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

111

Capital management

Equity attribution and return on attributed equity

The equity attribution framework reflects our objectives of maintaining a strong capital base and managing performance by guiding each business toward activities that appropriately balance profit potential, risk and capital usage. This framework, which includes some forward-looking elements, enables us to integrate Group-wide capital management activities with those at a business division level and to calculate and assess return on attributed equity (RoAE) for each of our business divisions.

Tangible equity is attributed to our business divisions by applying a weighted-driver approach that combines fully applied Basel III capital requirements with internal models to determine the amount of capital required to cover each business division’s risk.

Risk-weighted assets (RWA) and leverage ratio denominator (LRD) usage are converted to their common equity tier 1 (CET1) equivalents based on capital ratios as targeted by industry peers. Risk-based capital (RBC) is converted to its CET1 equivalent based on a conversion factor that considers the amount of RBC exposure covered by loss-absorbing capital. In addition to tangible equity, we allocate equity to support goodwill and intangible assets as well as certain Basel III capital deduction items. Group items within the Corporate Center carry common equity not allocated to the business divisions. This includes equity required to align total attributed equity with Group capital targets, as well as attributed equity for PaineWebber goodwill and intangible assets, for centrally held RBC items and for certain Basel III capital deduction items. The amount of equity attributed to all business divisions and Corporate Center corresponds to the amount we believe is required to maintain a strong capital base and to support our businesses adequately, and it can differ from the Group’s actual equity during a given period.

è	Refer to the “Risk management and control” section of this report and our Annual Report 2014 for more information on average tangible attributed equity and risk-based capital

Average total equity attributed to the business divisions and Corporate Center was CHF 44.5 billion in the second quarter of 2015, a decrease of CHF 0.6 billion compared with the prior quarter. This decrease was due to lower attributed equity in Corporate Center – Non-core and Legacy Portfolio, Wealth Management, Retail & Corporate, Global Asset Management and Corporate Center – Group ALM, partly offset by higher attributed equity in Corporate Center – Services.

During the second quarter of 2015, average equity attributable to UBS Group AG shareholders decreased to CHF 51.3 billion from CHF 51.5 billion as of 31 March 2015. The difference between average equity attributable to UBS Group AG shareholders and average equity attributed to the business divisions and Corporate Center was CHF 6.8 billion in the second quarter of 2015, mainly reflecting certain Basel III capital deduction items that are not included in the equity attribution framework.

112

Risk and treasury management

Average attributed equity

	For the quarter ended			Year-to-date
CHF billion	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14
Wealth Management	3.4	3.6	3.4	3.5	3.4
Wealth Management Americas	2.4	2.4	2.6	2.4	2.7
Retail & Corporate	3.9	4.0	4.1	4.0	4.2
Global Asset Management	1.6	1.7	1.7	1.7	1.7
Investment Bank	7.3	7.3	7.4	7.3	7.7
Corporate Center	25.9	26.1	20.5	26.0	20.9
of which: Group items	18.2	18.2	11.1	18.2	11.2
of which: Services	1.5	1.2	1.0	1.4	1.0
of which: Group ALM	3.3	3.4	3.3	3.4	3.2
of which: Non-core and Legacy Portfolio	2.9	3.3	5.1	3.1	5.6
Average equity attributed to the business divisions and Corporate Center	44.5	45.1	39.7	44.8	40.5
Difference	6.8	6.4	9.6	6.6	8.4
Average equity attributable to UBS Group AG shareholders	51.3	51.5	49.3	51.4	48.9

Return on attributed equity and return on equity 1

	For the quarter ended			Year-to-date
In %	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14
Wealth Management	88.9	105.7	41.8	97.5	57.3
Wealth Management Americas	31.8	42.2	32.5	37.1	34.2
Retail & Corporate	40.7	42.7	34.5	41.7	35.7
Global Asset Management	32.5	39.5	24.7	36.2	26.8
Investment Bank	30.2	42.0	30.5	36.1	26.1
UBS Group AG	9.4	15.4	6.4	12.4	7.6

1  Return on attributed equity shown for the business divisions and return on equity shown for UBS Group AG. Return on attributed equity for Corporate Center not shown as it is not meaningful.

113

UBS shares

UBS shares

UBS Group AG shares

As of 30 June 2015, shares issued by UBS Group AG totaled 3,759,320,804 shares, reflecting an increase of 19,802,414 shares in the second quarter of 2015 due to the issuance of 17,500,000 shares out of authorized share capital, as further UBS AG shares were privately exchanged into UBS Group AG shares, and the issuance of 2,302,414 shares out of conditional share capital upon exercise of employee share options.

For the purpose of acquiring UBS AG shares, UBS Group AG’s Board of Directors is authorized until 26 November 2016 to increase the share capital of the company. The maximum number of shares available to increase the share capital of UBS Group AG for this purpose totaled 88,825,456 registered shares as of 30 June 2015.

UBS Group AG shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as global registered shares. Global registered shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. UBS Group AG shares are listed on the SIX Swiss Exchange (SIX) and the New York Stock Exchange (NYSE).

Treasury shares, which are primarily held to hedge employee share and option participation plans, increased by 10,658,912 shares during the second quarter of 2015, totaling 95,917,796 shares as of 30 June 2015.

è	Refer to the “UBS Group – Changes to our legal structure” section of our Annual Report 2014 for more information on the establishment of UBS Group AG

UBS AG shares

As of 30 June 2015, shares issued by UBS AG totaled 3,858,408,466 shares, reflecting an increase of 13,847,553 shares in the second quarter due to the issuance of new UBS AG shares out of conditional share capital upon distribution of an optional share dividend in May 2015. As of 30 June 2015, UBS Group held 97.8% of total UBS AG shares issued and 98.1% of UBS AG shares registered in the commercial register.

The treasury shares and the shares held by shareholders with a non-controlling interest, totaling 88,926,311 shares on a combined basis, represent the UBS AG shares which were not exchanged into UBS Group AG shares as of 30 June 2015.

UBS AG shares are registered shares with a par value of CHF 0.10 per share. UBS AG shares are currently listed on the SIX.

è	Refer to the “Recent developments” section of this report for more information on changes to our legal structure

114

Risk and treasury management

UBS shares

	UBS Group AG				UBS AG
	As of			% change from	As of			% change from
	30.6.15	31.3.15	30.6.14	31.3.15	30.6.15	31.3.15	30.6.14	31.3.15

Shares outstanding
Shares issued	3,759,320,804	3,739,518,390		1	3,858,408,466	3,844,560,913	3,844,030,621	0
Treasury shares	95,917,796	85,258,884		13	2,139,918	8,714,477	91,236,602	(75)
Shares outstanding	3,663,403,008	3,654,259,506		0	3,856,268,548	3,835,846,436	3,752,794,019	1
of which: held by UBS Group AG					3,769,482,155	3,738,235,457
of which: held by shareholders with a non-controlling interest					86,786,393	97,610,979

	UBS Group AG (consolidated)[1]				UBS AG (consolidated)
	As of or for the quarter ended			% change from	As of or for the quarter ended			% change from
	30.6.15	31.3.15	30.6.14	31.3.15	30.6.15	31.3.15	30.6.14	31.3.15

Earnings per share (CHF)[2]
Basic	0.33	0.54	0.21	(39)	0.31	0.53	0.21	(42)
Diluted	0.32	0.53	0.21	(40)	0.31	0.53	0.21	(42)

Shareholders’ equity (CHF million)
Equity attributable to UBS shareholders	50,211	52,359	49,532	(4)	51,685	53,815	49,532	(4)
Less: goodwill and intangible assets[3]	6,101	6,342	6,229	(4)	6,242	6,507	6,229	(4)
Tangible equity attributable to UBS shareholders	44,110	46,017	43,303	(4)	45,443	47,308	43,303	(4)

Book value per share (CHF)
Total book value per share	13.71	14.33	13.20	(4)	13.40	14.03	13.20	(4)
Tangible book value per share	12.04	12.59	11.54	(4)	11.78	12.33	11.54	(4)

Market capitalization and share price
Share price (CHF)	19.83	18.32	16.27	8	19.85	18.30	16.27	8
Market capitalization (CHF million)[4]	74,547	68,508	62,542	9	76,589	70,355	62,542	9

1  As UBS Group AG (consolidated) is considered to be the continuation of UBS AG (consolidated), comparative information for 30 June 2014 is the same for both.    2  Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information on UBS Group AG (consolidated) EPS.    3  Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders as of 30 June 2015 and 31 March 2015 have been adjusted to reflect the non-controlling interests in UBS AG as of these dates.    4  Market capitalization is calculated based on the total shares issued multiplied by the share price at period end.

115

UBS shares

Ticker symbols UBS Group AG

Trading exchange	SIX/NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG VX	UBSG.VX
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN			CH0244767585
Valoren			24 476 758
Cusip			CINS H42097 10 7

Ticker symbols UBS AG

Trading exchange	SIX	Bloomberg	Reuters
SIX Swiss Exchange	UBSN	UBSN SW	UBSN.S

Security identification codes
ISIN			CH0024899483
Valoren			2 489 948
Cusip			CINS H89231 33 8

116

Financial information Unaudited

	Interim consolidated financial statements UBS Group AG (unaudited)

119	Income statement
120	Statement of comprehensive income
122	Balance sheet
124	Statement of changes in equity
126	Statement of cash flows

128	1	Basis of accounting
129	2	Segment reporting
131	3	Net interest and trading income
132	4	Net fee and commission income
132	5	Other income
133	6	Personnel expenses
133	7	General and administrative expenses
133	8	Income taxes
134	9	Earnings per share (EPS) and shares outstanding
135	10	Fair value measurement
149	11	Derivative instruments
150	12	Offsetting financial assets and financial liabilities
154	13	Other assets and liabilities
155	14	Financial liabilities designated at fair value
155	15	Debt issued held at amortized cost
156	16	Provisions and contingent liabilities
166	17	Guarantees, commitments and forward starting transactions
167	18	Changes in organization and disposals
168	19	Currency translation rates

	Interim consolidated financial information UBS AG (unaudited)

169	Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)
172	Key figures

Supplemental financial information (unaudited) for selected legal entities of the UBS Group

UBS Group AG (standalone)

174	Income statement
174	Balance sheet
174	Basis of accounting

Changes in legal structure

175	Establishment of UBS Switzerland AG
175	Financial accounting effects for UBS AG and UBS Switzerland AG
177	UBS AG (standalone): reconciliation of pre- and post-transfer balance sheet
178	UBS AG (standalone): reconciliation of pre- and post-transfer off-balance sheet items
179	UBS Switzerland AG (standalone): reconciliation of pre-and post-transfer balance sheet
180	UBS Switzerland AG (standalone): reconciliation of pre- and post-transfer off-balance sheet items

UBS AG (standalone)

181	Income statement
182	Balance sheet
183	Basis of accounting
183	Joint and several liability
184	Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital
184	Regulatory key figures

UBS Switzerland AG (standalone) interim financial statements

185	Income statement
186	Balance sheet
187	Basis of accounting
187	Joint and several liability
188	Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital
188	Regulatory key figures

UBS Limited (standalone)

189	Income statement
189	Statement of comprehensive income
190	Balance sheet
191	Basis of accounting
191	Capital information

Financial information

Interim consolidated financial statements

UBS Group AG (unaudited)

Income statement

		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Interest income	3	3,409	3,172	3,337	7	2	6,581	6,528
Interest expense	3	(1,918)	(1,535)	(2,095)	25	(8)	(3,454)	(3,714)
Net interest income	3	1,490	1,637	1,242	(9)	20	3,127	2,814
Credit loss (expense)/recovery		(13)	(16)	(14)	(19)	(7)	(29)	14
Net interest income after credit loss expense		1,478	1,621	1,229	(9)	20	3,098	2,829
Net fee and commission income	4	4,409	4,401	4,296	0	3	8,810	8,408
Net trading income	3	1,647	2,135	1,347	(23)	22	3,781	2,704
Other income	5	285	685	276	(58)	3	970	465
Total operating income		7,818	8,841	7,147	(12)	9	16,659	14,405
Personnel expenses	6	4,124	4,172	3,842	(1)	7	8,297	7,809
General and administrative expenses	7	1,695	1,713	1,871	(1)	(9)	3,408	3,550
Depreciation and impairment of property, equipment and software		209	221	197	(5)	6	429	396
Amortization and impairment of intangible assets		30	28	19	7	58	58	39
Total operating expenses		6,059	6,134	5,929	(1)	2	12,193	11,794
Operating profit/(loss) before tax		1,759	2,708	1,218	(35)	44	4,467	2,611
Tax expense/(benefit)	8	443	670	314	(34)	41	1,113	652
Net profit/(loss)		1,316	2,038	904	(35)	46	3,354	1,958
Net profit/(loss) attributable to preferred noteholders				111				111
Net profit/(loss) attributable to non-controlling interests		106	61	1	74		168	2
Net profit/(loss) attributable to UBS Group AG shareholders		1,209	1,977	792	(39)	53	3,186	1,846

Earnings per share (CHF)
Basic	9	0.33	0.54	0.21	(39)	57	0.87	0.49
Diluted	9	0.32	0.53	0.21	(40)	52	0.85	0.48

119

Interim consolidated financial statements UBS Group AG (unaudited)

Statement of comprehensive income

	For the quarter ended			Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14

Comprehensive income attributable to UBS Group AG shareholders
Net profit/(loss)	1,209	1,977	792	3,186	1,846

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	(729)	(803)	88	(1,532)	(88)
Foreign exchange amounts reclassified to the income statement from equity	(2)	0	(1)	(2)	(1)
Income tax relating to foreign currency translation movements	4	3	(1)	7	1
Subtotal foreign currency translation, net of tax	(727)	(799)	87	(1,527)	(87)
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	(101)	216	101	115	189
Impairment charges reclassified to the income statement from equity	0	0	6	0	6
Realized gains reclassified to the income statement from equity	(85)	(117)	(86)	(202)	(129)
Realized losses reclassified to the income statement from equity	7	15	3	22	7
Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	37	(37)	(8)	(1)	(25)
Subtotal financial investments available-for-sale, net of tax	(143)	77	16	(66)	47
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(410)	256	639	(155)	1,177
Net (gains)/losses reclassified to the income statement from equity	(259)	(237)	(304)	(496)	(572)
Income tax relating to cash flow hedges	137	(4)	(73)	133	(132)
Subtotal cash flow hedges, net of tax	(532)	14	262	(518)	472
Total other comprehensive income that may be reclassified to the income statement, net of tax	(1,403)	(708)	364	(2,111)	432

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains/(losses) on defined benefit plans, before tax	(568)	720	48	152	502
Income tax relating to defined benefit plans	166	(181)	(22)	(15)	(132)
Subtotal defined benefit plans, net of tax	(402)	539	26	137	370
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(402)	539	26	137	370

Total other comprehensive income	(1,805)	(169)	390	(1,974)	801
Total comprehensive income attributable to UBS Group AG shareholders	(595)	1,808	1,183	1,213	2,648

120

Financial information

Statement of comprehensive income (continued)

	For the quarter ended			Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14

Comprehensive income attributable to preferred noteholders
Net profit/(loss)			111		111
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax			1		(15)
Income tax relating to foreign currency translation movements			0		0
Subtotal foreign currency translation, net of tax			1		(15)
Total other comprehensive income that will not be reclassified to the income statement, net of tax			1		(15)
Total comprehensive income attributable to preferred noteholders			112		96

Comprehensive income attributable to non-controlling interests
Net profit/(loss)	106	61	1	168	2

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Other comprehensive income that may be reclassified to the income statement, before tax	(21)	5	0	(16)	0
Income tax relating to other comprehensive income that may be reclassified to the income statement	4	(1)	0	3	0
Other comprehensive income that may be reclassified to the income statement, net of tax	(16)	3	0	(13)	0
Total other comprehensive income that may be reclassified to the income statement, net of tax	(16)	3	0	(13)	0
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(70)	(157)	2	(226)	1
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	(70)	(157)	2	(226)	1
Gains/(losses) on defined benefit plans, before tax	(13)	15	0	1	0
Income tax relating to defined benefit plans	4	(4)	0	0	0
Subtotal defined benefit plans, net of tax	(9)	11	0	1	0
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(79)	(146)	2	(225)	1
Total other comprehensive income	(96)	(143)	2	(238)	1
Total comprehensive income attributable to non-controlling interests	11	(81)	3	(71)	3

Total comprehensive income
Net profit/(loss)	1,316	2,038	904	3,354	1,958
Other comprehensive income	(1,900)	(312)	393	(2,212)	788
of which: other comprehensive income that may be reclassified to the income statement	(1,419)	(705)	364	(2,124)	432
of which: other comprehensive income that will not be reclassified to the income statement	(481)	393	29	(88)	356
Total comprehensive income	(584)	1,726	1,298	1,142	2,746

121

Interim consolidated financial statements UBS Group AG (unaudited)

Balance sheet

					% change from
CHF million	Note	30.6.15	31.3.15	31.12.14	31.3.15	31.12.14

Assets
Cash and balances with central banks		84,646	68,854	104,073	23	(19)
Due from banks		13,343	13,261	13,334	1	0
Cash collateral on securities borrowed	12	27,689	26,755	24,063	3	15
Reverse repurchase agreements	12	60,848	79,811	68,414	(24)	(11)
Trading portfolio assets	10	128,476	132,990	138,156	(3)	(7)
of which: assets pledged as collateral which may be sold or repledged by counterparties		50,544	52,377	56,018	(3)	(10)
Positive replacement values	10, 11, 12	173,681	252,876	256,978	(31)	(32)
Cash collateral receivables on derivative instruments	12	24,842	34,550	30,979	(28)	(20)
Financial assets designated at fair value	10, 12	5,425	5,111	4,951	6	10
Loans		313,852	313,964	315,757	0	(1)
Financial investments available-for-sale	10	66,771	71,077	57,159	(6)	17
Investments in associates		908	950	927	(4)	(2)
Property, equipment and software		7,050	6,926	6,854	2	3
Goodwill and intangible assets		6,242	6,507	6,785	(4)	(8)
Deferred tax assets		10,000	10,146	11,060	(1)	(10)
Other assets	13	26,394	25,073	22,988	5	15
Total assets		950,168	1,048,850	1,062,478	(9)	(11)

122

Financial information

Balance sheet (continued)

					% change from
CHF million	Note	30.6.15	31.3.15	31.12.14	31.3.15	31.12.14

Liabilities
Due to banks		13,270	10,294	10,492	29	26
Cash collateral on securities lent	12	10,652	9,725	9,180	10	16
Repurchase agreements	12	13,032	14,159	11,818	(8)	10
Trading portfolio liabilities	10	32,181	30,132	27,958	7	15
Negative replacement values	10, 11, 12	171,202	250,861	254,101	(32)	(33)
Cash collateral payables on derivative instruments	12	38,603	47,076	42,372	(18)	(9)
Financial liabilities designated at fair value	10, 12, 14	66,366	70,124	75,297	(5)	(12)
Due to customers		377,054	399,113	410,207	(6)	(8)
Debt issued	15	100,558	88,052	91,207	14	10
Provisions	16	3,594	3,956	4,366	(9)	(18)
Other liabilities	13	70,402	69,702	71,112	1	(1)
Total liabilities		896,915	993,194	1,008,110	(10)	(11)

Equity
Share capital		375	374	372	0	1
Share premium		31,005	32,434	32,590	(4)	(5)
Treasury shares		(1,624)	(1,402)	(1,393)	16	17
Retained earnings		25,704	24,779	22,134	4	16
Other comprehensive income recognized directly in equity, net of tax		(5,249)	(3,826)	(3,093)	37	70
Equity attributable to UBS Group AG shareholders		50,211	52,359	50,608	(4)	(1)
Equity attributable to non-controlling interests		3,042	3,298	3,760	(8)	(19)
Total equity		53,253	55,656	54,368	(4)	(2)
Total liabilities and equity		950,168	1,048,850	1,062,478	(9)	(11)

123

Interim consolidated financial statements UBS Group AG (unaudited)

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Retained earnings	Other comprehensive income recognized directly in equity, net of tax[1]
Balance as of 1 January 2014	384	33,906	(1,031)	20,608	(5,866)
Issuance of share capital	0
Acquisition of treasury shares			(840)
Disposal of treasury shares			423
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		25
Premium on shares issued and warrants exercised		(2)
Employee share and share option plans		179
Tax (expense)/benefit recognized in share premium		1
Dividends		(938)[2]
Equity classified as obligation to purchase own shares		35
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases
Total comprehensive income for the period				2,216	432
of which: Net profit/(loss)				1,846
of which: Other comprehensive income that may be reclassified to the income statement, net of tax					432
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				370
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 June 2014	384	33,205	(1,448)	22,824	(5,434)

Balance as of 1 January 2015	372	32,590	(1,393)	22,134	(3,093)
Issuance of share capital	0
Acquisition of treasury shares			(1,403)
Disposal of treasury shares			1,166
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		(45)
Premium on shares issued and warrants exercised		23
Employee share and share option plans		(54)
Tax (expense)/benefit recognized in share premium		2
Dividends		(1,822)[2]
Equity classified as obligation to purchase own shares		0
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases
Total comprehensive income for the period				3,323	(2,111)
of which: Net profit/(loss)				3,186
of which: Other comprehensive income that may be reclassified to the income statement, net of tax					(2,111)
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				137
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Changes to legal structure/reorganization: Increase in UBS Group AG’s ownership interest in UBS AG	3	312	7	248	(45)
Balance as of 30 June 2015	375	31,005	(1,624)	25,704	(5,249)

1  Excludes defined benefit plans that are recorded directly in retained earnings.    2  Reflects the payment of CHF 0.50 (2014: CHF 0.25) per share of CHF 0.10 par value out of the capital contribution reserve of UBS Group AG (standalone) (2014: UBS AG (standalone)).

124

Financial information

of which: Foreign currency translation	of which: Financial investments available- for-sale	of which: Cash flow hedges	Total equity attributable to UBS Group AG shareholders	Preferred noteholders	Non- controlling interests	Total equity
(7,425)	95	1,463	48,002	1,893	41	49,936
			0			0
			(840)			(840)
			423			423
			25			25
			(2)			(2)
			179			179
			1			1
			(938)	(111)	(4)	(1,053)
			35			35
			0	0		0
			0		0	0
			0			0
(87)	47	472	2,648	96	3	2,746
			1,846	111	2	1,958
(87)	47	472	432			432
			370			370
			0	(15)	1	(14)
(7,512)	142	1,935	49,532	1,879	39	51,450

(5,406)	228	2,084	50,608		3,760	54,368
			0			0
			(1,403)			(1,403)
			1,166			1,166
			(45)			(45)
			23			23
			(54)			(54)
			2			2
			(1,822)		(123)	(1,945)
			0			0
			0			0
			0			0
			0			0
(1,527)	(66)	(518)	1,213		(71)	1,142
			3,186		168	3,354
(1,527)	(66)	(518)	(2,111)		(13)	(2,124)
			137		1	138
			0		(226)	(226)
(70)	3	22	525		(525)	0
(7,002)	165	1,589	50,211		3,042	53,253

125

Interim consolidated financial statements UBS Group AG (unaudited)

Statement of cash flows

	Year-to-date
CHF million	30.6.15	30.6.14

Cash flow from/(used in) operating activities
Net profit/(loss)	3,354	1,958
Adjustments to reconcile net profit to cash flow from/(used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	429	396
Amortization and impairment of intangible assets	58	39
Credit loss expense/(recovery)	29	(14)
Share of net profits of associates	(52)	(54)
Deferred tax expense/(benefit)	691	466
Net loss/(gain) from investing activities	(673)	(133)
Net loss/(gain) from financing activities	(2,980)	(78)
Other net adjustments	7,925	80
Net (increase)/decrease in operating assets and liabilities:
Due from/to banks	2,843	1,049
Cash collateral on securities borrowed and reverse repurchase agreements	(1,019)	13,298
Cash collateral on securities lent and repurchase agreements	3,537	7,343
Trading portfolio, replacement values and financial assets designated at fair value	5,737	1,926
Cash collateral on derivative instruments	2,608	(5,362)
Loans	(6,144)	(13,439)
Due to customers	(21,494)	(2,402)
Other assets, provisions and other liabilities	(4,013)	975
Income taxes paid, net of refunds	(210)	(249)
Net cash flow from/(used in) operating activities	(9,374)	5,799

Cash flow from/(used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(38)	0
Disposal of subsidiaries, associates and intangible assets[1]	190	52
Purchase of property, equipment and software	(795)	(787)
Disposal of property, equipment and software	520	102
Net (investment in)/divestment of financial investments available-for-sale[2]	(15,549)	5,942
Net cash flow from/(used in) investing activities	(15,673)	5,308

1  Includes dividends received from associates.    2  Includes gross cash inflows from sales and maturities (CHF 49,967 million for the six months ended 30 June 2015; CHF 69,092 million for the six months ended 30 June 2014) and gross cash outflows from purchases (CHF 65,516 million for the six months ended 30 June 2015; CHF 63,150 million for the six months ended 30 June 2014).

126

Financial information

Statement of cash flows (continued)

	Year-to-date
CHF million	30.6.15	30.6.14

Cash flow from/(used in) financing activities
Net short-term debt issued/(repaid)	5,353	(2,157)
Net movements in treasury shares and own equity derivative activity	(801)	(722)
Distributions paid on UBS shares	(1,822)	(938)
Issuance of long-term debt, including financial liabilities designated at fair value	33,204	18,056
Repayment of long-term debt, including financial liabilities designated at fair value	(25,044)	(19,711)
Dividends paid and repayments of preferred notes	0	(81)
Net changes of non-controlling interests	(125)	(4)
Net cash flow from/(used in) financing activities	10,765	(5,559)

Effects of exchange rate differences on cash and cash equivalents	(5,595)	(131)
Net increase/(decrease) in cash and cash equivalents	(19,876)	5,418
Cash and cash equivalents at the beginning of the period	116,715	96,284
Cash and cash equivalents at the end of the period	96,838	101,702

Cash and cash equivalents comprise:
Cash and balances with central banks	84,646	77,615
Due from banks	11,720	22,391
Money market paper[1]	473	1,695
Total[2]	96,838	101,702

Additional information
Net cash flow from/(used in) operating activities include:
Cash received as interest	5,313	5,427
Cash paid as interest	2,928	2,985
Cash received as dividends on equity investments, investment funds and associates[3]	1,182	1,144

1  Money market paper is included on the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    2  CHF 3,404 million and CHF 3,580 million of cash and cash equivalents were restricted as of 30 June 2015 and 30 June 2014, respectively. Refer to Note 25 in the Annual Report 2014 for more information.    3  Includes dividends received from associates reported within cash flow from/(used) investing activities.

127

Notes to the UBS Group AG interim consolidated financial statements

Notes to the UBS Group AG interim

consolidated financial statements

Note 1 Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS Group AG and its subsidiaries (together “UBS” or “the Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS Group AG is incorporated. These interim Financial Statements are presented in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2014, except for the changes described below and those identified in “Note 1 Basis of accounting” in the “Financial information” section of the first quarter 2015 report. These interim Financial Statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated Financial Statements included in the Annual Report 2014. In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2 of “Note 1a) Significant accounting policies” of the Annual Report 2014.

Change in segment reporting related to fair value gains and losses on certain internal funding transactions and own credit

Consistent with changes in the manner in which operating segment performance is assessed, beginning in the second quarter of 2015, UBS now applies fair value accounting for certain internal funding transactions between Corporate Center – Group ALM and the Investment Bank and Corporate Center – Non-core and Legacy Portfolio, rather than applying amortized cost accounting.

This treatment better aligns with the mark-to-market basis on which these internal transactions are risk managed within the Investment Bank and Corporate Center – Non-core and Legacy Portfolio. The terms of the funding transactions remain otherwise unchanged. In connection with this change, we now present own credit gains and losses on financial liabilities designated at fair value in Corporate Center – Group ALM instead of Corporate Center – Services. Prior periods have been restated to reflect these changes. As a result, operating income and performance before tax for the first quarter of 2015 decreased by CHF 8 million in the Investment Bank, increased by CHF 40 million in Corporate Center – Non-core and Legacy Portfolio and decreased by CHF 226 million in Corporate Center – Services, with an offsetting increase of CHF 195 million in Corporate Center – Group ALM. These changes did not affect the Group’s total operating income or net profit for any period presented.

We are also exploring further enhancements to the manner in which we measure own credit gains and losses and expect to implement a refined methodology in the second half of 2015. Additionally, we expect to early adopt the own credit presentation requirements of IFRS 9 for financial liabilities designated at fair value through profit and loss as of the first quarter of 2016. Under IFRS 9, changes in the fair value of such liabilities related to own credit will be recognized in Other comprehensive income and will not be reclassified to the income statement. We will adopt the other requirements of IFRS 9 (classification and measurement, impairment and hedge accounting) as of the mandatory effective date in 2018.

è	Refer to Note 2 for more information

Service allocations from Corporate Center – Services to business divisions and other Corporate Center units

In the second quarter of 2015, the Group revised the presentation of service allocations from Corporate Center – Services to the business divisions and other Corporate Center units to better reflect the economic relationship between them. These cost allocations were previously presented within the Personnel expenses, General and administrative expenses and Depreciation and impairment of property, equipment and software line items and are newly presented in the Services (to)/from business divisions and Corporate Center reporting line items. Prior period information was restated to reflect this change. This change in presentation

128

Financial information

did not affect total operating expenses or performance before tax of the business divisions and Corporate Center units for any period presented.

è	Refer to Note 2 for more information

Review of actuarial assumptions used in calculating the defined benefit obligations of the non-Swiss pension plans

UBS regularly reviews the actuarial assumptions used in calculating its defined benefit obligations to determine their continuing relevance. In connection with its detailed methodology review of the actuarial assumptions used in calculating its defined benefit obligation for its Swiss pension plan performed in the first quarter of 2015, UBS performed a similar review for its non-Swiss pension plans in the second quarter of 2015. As a result, UBS enhanced methodologies and refined approaches used to estimate various actuarial assumptions. These improvements in estimates resulted in a net decrease in the defined benefit obligations of the non-Swiss pension plans of approximately CHF 0.1 billion and a corresponding increase in Other comprehensive income.

Note 2 Segment reporting

UBS’s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank, supported by the Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with the Corporate Center and its units, reflect the management structure of the Group. The non-core activities and positions formerly in the Investment Bank are managed and reported in the Corporate Center. Together with the Legacy Portfolio, these non-core activities and positions are reported as a separate reportable segment within the Corporate Center as Non-core and Legacy Portfolio. Financial information about the five business divisions and the Corporate Center (with its units) is presented separately in internal management reports to the Group Executive Board, which is considered the “chief operating decision maker” within the context of IFRS 8 Operating Segments.

UBS’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in operating results of the reportable segments. Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are also reflected in the operating results of the reportable segments. Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value-creation chain. Commissions are credited to the reportable segments based on the corresponding client relationship. Net interest income is generally allocated to the reportable segments based on their balance sheet positions. Interest income earned from managing UBS’s consolidated equity is allocated to the reportable segments based on average attributed equity. Own credit gains and losses on financial liabilities designated at fair value are excluded from the measurement of performance of the business divisions and are reported in Corporate Center – Group ALM. Total intersegment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.

Assets and liabilities of the reportable segments are funded through, and invested with, Corporate Center – Group ALM and the net interest margin is reflected in the results of each reportable segment.

As part of the annual business planning cycle, Corporate Center – Services agrees with the business divisions and other Corporate Center units cost allocations for services at fixed amounts or at variable amounts based on fixed formulas, depending on capital and service consumption levels, as well as the nature of the services performed. Because actual costs incurred may differ from those expected, however, Corporate Center – Services may recognize significant under or over-allocations depending on various factors. Each year these cost allocations will be reset, taking account of the prior years’ experience and plans for the forthcoming period.

Segment balance sheet assets are based on a third-party view and do not include intercompany balances. This view is in line with internal reporting to management. Certain assets managed centrally by Corporate Center – Services and Corporate Center – Group ALM (including property, equipment and software and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Services and Corporate Center – Group ALM, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and/or revenues are entirely or partially allocated to Corporate Center – Services.

129

Notes to the UBS Group AG interim consolidated financial statements

Note 2 Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center			UBS
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the six months ended 30 June 2015
Net interest income	874	492	937	(18)	609	(165)	431	(35)	3,127
Non-interest income	3,217	3,080	808	996	4,495	413	500	54	13,561
Allocations from Group ALM to business divisions and other CC units	236	52	210	9	(86)	86	(480)	(27)	0
Income[1]	4,327	3,624	1,956	987	5,018	333	451	(8)	16,688
Credit loss (expense)/recovery	0	0	(25)	0	(6)	0	0	2	(29)
Total operating income	4,327	3,624	1,931	987	5,012	333	451	(6)	16,659
Personnel expenses	1,316	2,245	447	342	1,948	1,915	15	69	8,297
General and administrative expenses	245	319	117	110	351	2,166	8	92	3,408
Services (to)/from business divisions and Corporate Center	1,055	589	534	233	1,366	(3,946)	(20)	190	0
of which: services from CC - Services	1,027	583	584	241	1,336	(3,963)	34	159	0
Depreciation and impairment of property, equipment and software	3	1	8	1	13	403	0	0	429
Amortization and impairment of intangible assets	2	25	0	3	18	11	0	0	58
Total operating expenses[2]	2,621	3,179	1,106	688	3,695	549	2[3]	351	12,193
Operating profit/(loss) before tax	1,707	445	824	299	1,317	(217)	449	(357)	4,467
Tax expense/(benefit)									1,113
Net profit/(loss)									3,354

As of 30 June 2015
Total assets	124,597	55,312	141,301	14,176	263,752	19,309	218,296	113,425	950,168

For the six months ended 30 June 2014[4]
Net interest income	811	398	901	(22)	464	(167)	323	106	2,814
Non-interest income	2,849	2,879	769	926	4,077	77	210	(207)	11,577
Allocations from Group ALM to business divisions and other CC units	202	54	196	12	(67)	105	(449)	(52)	0
Income[1]	3,862	3,330	1,866	916	4,473	15	83	(154)	14,391
Credit loss (expense)/recovery	3	15	4	0	(6)	0	0	(2)	14
Total operating income	3,865	3,345	1,870	916	4,468	14	83	(156)	14,405
Personnel expenses	1,232	2,073	440	301	1,786	1,898	10	69	7,809
General and administrative expenses	614	260	157	158	353	1,818	9	180	3,550
Services (to)/from business divisions and Corporate Center	1,040	536	525	224	1,305	(3,854)	(24)	248	0
of which: services from CC - Services	1,008	528	581	231	1,284	(3,867)	40	193	0
Depreciation and impairment of property, equipment and software	2	0	8	1	20	365	0	0	396
Amortization and impairment of intangible assets	3	23	0	4	6	2	0	1	39
Total operating expenses[2]	2,891	2,892	1,130	688	3,469	230	(5)[3]	499	11,794
Operating profit/(loss) before tax	974	453	740	228	999	(215)	88	(654)	2,611
Tax expense/(benefit)									652
Net profit/(loss)									1,958

As of 31 December 2014
Total assets	127,588	56,026	143,711	15,207	292,347	19,871	237,902	169,826	1,062,478

1  Refer to Note 10 for more information on own credit in Corporate Center – Group ALM.    2  Refer to Note 18 for information on restructuring charges.    3  Operating expenses for Group ALM are presented on a net basis after allocations to business divisions and other Corporate Center units. Group ALM incurred total operating expenses before allocations of CHF 23 million in the first six months of 2015 and of CHF 19 million in the first six months of 2014, respectively.    4  Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.

130

Financial information

Note 3 Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14

Net interest and trading income
Net interest income	1,490	1,637	1,242	(9)	20	3,127	2,814
Net trading income	1,647	2,135	1,347	(23)	22	3,781	2,704
Total net interest and trading income	3,137	3,772	2,589	(17)	21	6,909	5,518
Wealth Management	711	806	671	(12)	6	1,517	1,342
Wealth Management Americas	375	357	326	5	15	732	649
Retail & Corporate	628	687	626	(9)	0	1,315	1,228
Global Asset Management	(2)	(6)	(5)	(67)	(60)	(8)	(6)
Investment Bank	1,341	1,717	1,140	(22)	18	3,058	2,406
of which: Corporate Client Solutions	212	274	284	(23)	(25)	486	548
of which: Investor Client Services	1,128	1,444	856	(22)	32	2,572	1,859
Corporate Center	84	209	(169)	(60)		294	(102)
of which: Services	(11)	26	1			14	10
of which: Group ALM	130	268	26	(51)	400	397	89
of which: own credit on financial liabilities designated at fair value[1]	259	226	72	15	260	486	160
of which: Non-core and Legacy Portfolio	(34)	(84)	(196)	(60)	(83)	(118)	(201)
Total net interest and trading income	3,137	3,772	2,589	(17)	21	6,909	5,518

Net interest income
Interest income
Interest earned on loans and advances	2,141	2,098	2,109	2	2	4,239	4,161
Interest earned on securities borrowed and reverse repurchase agreements	215	192	215	12	0	407	379
Interest and dividend income from trading portfolio	904	755	886	20	2	1,660	1,738
Interest income on financial assets designated at fair value	48	43	50	12	(4)	91	106
Interest and dividend income from financial investments available-for-sale	101	84	77	20	31	185	144
Total	3,409	3,172	3,337	7	2	6,581	6,528
Interest expense
Interest on amounts due to banks and customers	121	138	170	(12)	(29)	259	368
Interest on securities lent and repurchase agreements	254	191	277	33	(8)	446	455
Interest expense from trading portfolio[2]	753	410	838	84	(10)	1,163	1,275
Interest on financial liabilities designated at fair value	178	191	231	(7)	(23)	369	477
Interest on debt issued	612	605	579	1	6	1,217	1,139
Total	1,918	1,535	2,095	25	(8)	3,454	3,714
Net interest income	1,490	1,637	1,242	(9)	20	3,127	2,814

Net trading income
Investment Bank Corporate Client Solutions	53	114	118	(54)	(55)	167	222
Investment Bank Investor Client Services	1,128	1,236	1,020	(9)	11	2,364	1,779
Other business divisions and Corporate Center	466	785	208	(41)	124	1,251	702
Net trading income	1,647	2,135	1,347	(23)	22	3,781	2,704
of which: net gains/(losses) from financial liabilities designated at fair value[1,3]	1,247	(988)	(1,839)			259	(2,303)

1  Refer to Note 10 for more information on own credit.    2  Includes expense related to dividend payment obligations on trading liabilities.    3  Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

131

Notes to the UBS Group AG interim consolidated financial statements

Note 4 Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Underwriting fees	385	345	493	12	(22)	730	813
of which: equity underwriting fees	267	229	331	17	(19)	496	515
of which: debt underwriting fees	118	116	163	2	(28)	234	298
M&A and corporate finance fees	190	178	166	7	14	368	321
Brokerage fees	995	1,077	945	(8)	5	2,073	1,955
Investment fund fees	916	923	905	(1)	1	1,839	1,837
Portfolio management and advisory fees	1,951	1,940	1,780	1	10	3,892	3,499
Other	445	421	446	6	0	866	869
Total fee and commission income	4,883	4,884	4,735	0	3	9,767	9,294
Brokerage fees paid	210	232	186	(9)	13	442	385
Other	264	251	253	5	4	514	501
Total fee and commission expense	474	483	439	(2)	8	957	887
Net fee and commission income	4,409	4,401	4,296	0	3	8,810	8,408
of which: net brokerage fees	785	845	759	(7)	3	1,630	1,569

Note 5 Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Associates and subsidiaries
Net gains/(losses) from disposals of subsidiaries[1]	2	141	26	(99)	(92)	143	32
Net gains/(losses) from disposals of investments in associates	0	0	69		(100)	0	69
Share of net profits of associates	29	23	19	26	53	52	54
Total	31	164	114	(81)	(73)	196	155
Financial investments available-for-sale
Net gains/(losses) from disposals	80	105	83	(24)	(4)	185	123
Impairment charges	0	0	(6)		(100)	0	(6)
Total	80	105	77	(24)	4	185	117
Net income from properties (excluding net gains/losses from disposals)[2]	7	7	7	0	0	13	15
Net gains/(losses) from investment properties at fair value[3]	(2)	0	1			(2)	1
Net gains/(losses) from disposals of properties held for sale	1	378	1	(100)	0	378	24
Net gains/(losses) from disposals of loans and receivables	0	26	23	(100)	(100)	26	32
Other	168	5	53		217	173	121
Total other income	285	685	276	(58)	3	970	465

1  Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.    2   Includes net rent received from third parties and net operating expenses.    3  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.

132

Financial information

Note 6 Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Salaries and variable compensation	2,617	2,625	2,467	0	6	5,242	4,986
Contractors	88	81	56	9	57	169	110
Social security	207	230	170	(10)	22	437	429
Pension and other post-employment benefit plans	188	224	177	(16)	6	412	370
Wealth Management Americas: Financial advisor compensation[1]	878	870	822	1	7	1,748	1,612
Other personnel expenses	147	142	150	4	(2)	289	302
Total personnel expenses[2]	4,124	4,172	3,842	(1)	7	8,297	7,809

1  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    2   Includes restructuring charges. Refer to Note 18 for more information.

Note 7 General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Occupancy	224	227	244	(1)	(8)	451	494
Rent and maintenance of IT and other equipment	98	149	95	(34)	3	247	211
Communication and market data services	146	155	149	(6)	(2)	302	298
Administration	135	115	109	17	24	250	215
Marketing and public relations	113	79	108	43	5	192	202
Travel and entertainment	120	105	119	14	1	226	225
Professional fees	324	286	331	13	(2)	610	587
Outsourcing of IT and other services	424	393	370	8	15	817	727
Provisions for litigation, regulatory and similar matters[1,2]	71	58	254	22	(72)	130	447
Other	40	144	94	(72)	(57)	184	143
Total general and administrative expenses[3]	1,695	1,713	1,871	(1)	(9)	3,408	3,550
1  Reflects the net increase/release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, the second quarter of 2015 included recoveries from third parties of CHF 0 million (first quarter of 2015: CHF 9 million; second quarter of 2014: CHF 5 million).    2  Refer to Note 16 for more information.    3   Includes restructuring charges. Refer to Note 18 for more information.

Note 8 Income taxes

The Group recognized a net income tax expense of CHF 443 million for the second quarter of 2015 compared with a net expense of CHF 670 million in the first quarter. The second quarter net expense included a tax expense of CHF 209 million in respect of the amortization of deferred tax assets previously recognized in relation to tax losses carried forward and deductible temporary differences to reflect their offset against Swiss taxable profits for the quarter. It also included net tax expenses of CHF 216 million, which mainly relates to branches and subsidiaries that incur current tax expenses. In addition, following the reassessment of deferred tax asset recognition in the first quarter to reflect changes in tax law and updated local profit forecasts in certain locations, a further decrease in deferred tax assets of CHF 18 million was recognized in the second quarter.

133

Notes to the UBS Group AG interim consolidated financial statements

Note 9 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		As of or year-to-date
	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14

Basic earnings (CHF million)
Net profit/(loss) attributable to UBS Group AG shareholders	1,209	1,977	792	(39)	53	3,186	1,846

Diluted earnings (CHF million)
Net profit/(loss) attributable to UBS Group AG shareholders	1,209	1,977	792	(39)	53	3,186	1,846
Less: (profit)/loss on UBS Group AG equity derivative contracts	0	0	(3)		(100)	0	(2)
Net profit/(loss) attributable to UBS Group AG shareholders for diluted EPS	1,209	1,977	789	(39)	53	3,186	1,844

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,658,358,904	3,642,212,051	3,752,038,863	0	(2)	3,650,285,477	3,759,022,348
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	89,721,119	81,099,757	82,622,660	11	9	85,478,220	84,207,566
Weighted average shares outstanding for diluted EPS	3,748,080,023	3,723,311,808	3,834,661,523	1	(2)	3,735,763,697	3,843,229,914

Earnings per share (CHF)
Basic	0.33	0.54	0.21	(39)	57	0.87	0.49
Diluted	0.32	0.53	0.21	(40)	52	0.85	0.48

Shares outstanding[1]
Shares issued	3,759,320,804	3,739,518,390	3,844,030,621	1	(2)
Treasury shares	95,917,796	85,258,884	91,236,602	13	5
Shares outstanding	3,663,403,008	3,654,259,506	3,752,794,019	0	(2)

1  As UBS Group AG is considered to be the continuation of UBS AG, UBS AG share information is presented for the comparative period as of 30 June 2014. Refer to “Note 32 Changes in organization” of the UBS Group AG Annual Report 2014 for more information.

The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

				% change from
Number of shares	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14

Potentially dilutive instruments
Employee share-based compensation awards	73,468,525	79,050,200	101,558,712	(7)	(28)	73,468,525	101,558,712
Other equity derivative contracts	6,096,510	7,323,773	10,953,906	(17)	(44)	5,392,074	10,796,338
Total	79,565,035	86,373,973	112,512,618	(8)	(29)	78,860,599	112,355,050

134

Financial information

Note 10 Fair value measurement

This note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair Value Measurement” of the Annual Report 2014 which provides more information on valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

a) Valuation adjustments

Day-1 reserves

The table below provides the changes in deferred day-1 profit or loss reserves during the respective period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended			Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14
Balance at the beginning of the period	458	480	514	480	486
Profit/(loss) deferred on new transactions	69	76	44	145	147
(Profit)/loss recognized in the income statement	(86)	(81)	(93)	(167)	(163)
Foreign currency translation	(16)	(17)	5	(33)	0
Balance at the end of the period	425	458	469	425	469

Credit valuation, funding valuation, debit valuation and other valuation adjustments

The effects of credit valuation, funding valuation, debit valuation and other valuation adjustments are summarized in the table below.

Valuation adjustments on financial instruments
	As of
Life-to-date gain/(loss), CHF billion	30.6.15	31.3.15	31.12.14
Credit valuation adjustments[1]	(0.4)	(0.5)	(0.5)
Funding valuation adjustments	(0.1)	(0.2)	(0.1)
Debit valuation adjustments	0.0	0.0	0.0
Other valuation adjustments	(0.8)	(0.8)	(0.9)
of which: bid-offer	(0.5)	(0.5)	(0.5)
of which: model uncertainty	(0.4)	(0.4)	(0.4)

1  Amounts do not include reserves against defaulted counterparties.

Own credit adjustments on financial liabilities designated at fair value

The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) as of 30 June 2015, 31 March 2015 and 30 June 2014, respectively, are summarized in the table below. Life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period ended consists of changes in fair value that are attributable to the change in UBS’s credit spreads as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates.

Own credit adjustments on financial liabilities designated at fair value
	As of or for the quarter ended			Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14
Gain/(loss) for the period ended	259	226	72	486	160
Life-to-date gain/(loss)	207	(52)	(412)

135

Notes to the UBS Group AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

b) Fair value measurements and classification within the fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	30.6.15				31.3.15				31.12.14
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading[2]	95.5	25.4	2.8	123.6	98.1	26.8	3.0	127.9	101.7	27.2	3.5	132.4
of which:
Government bills/bonds	9.9	3.6	0.0	13.6	9.2	4.2	0.0	13.5	8.8	4.7	0.0	13.6
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.3	9.6	1.1	11.0	0.3	11.2	1.3	12.8	0.6	11.0	1.4	12.9
Loans	0.0	1.6	0.9	2.5	0.0	1.9	0.8	2.7	0.0	2.2	1.1	3.2
Investment fund units	6.6	7.1	0.2	13.8	7.3	6.2	0.2	13.7	6.7	6.4	0.3	13.4
Asset-backed securities	0.0	1.2	0.2	1.4	0.0	1.3	0.4	1.8	0.0	1.5	0.6	2.1
Equity instruments	62.8	1.5	0.3	64.6	65.8	1.4	0.1	67.4	68.8	0.8	0.1	69.8
Financial assets for unit-linked investment contracts	15.8	0.8	0.1	16.7	15.4	0.5	0.1	16.0	16.8	0.6	0.1	17.4

Positive replacement values	1.0	168.8	3.8	173.7	1.2	247.4	4.3	252.9	1.0	251.6	4.4	257.0
of which:
Interest rate contracts	0.0	82.9	0.4	83.3	0.0	120.4	0.4	120.8	0.0	123.4	0.2	123.7
Credit derivative contracts	0.0	5.0	1.6	6.6	0.0	5.6	1.7	7.3	0.0	9.8	1.7	11.5
Foreign exchange contracts	0.6	60.8	0.6	61.9	0.7	100.4	0.7	101.8	0.7	97.0	0.6	98.4
Equity/index contracts	0.0	17.2	1.3	18.5	0.0	17.4	1.5	18.9	0.0	17.7	1.9	19.5
Commodity contracts	0.0	2.9	0.0	2.9	0.0	3.5	0.0	3.5	0.0	3.6	0.0	3.6

Financial assets designated at fair value	0.2	1.9	3.4	5.4	0.2	1.7	3.2	5.1	0.1	1.3	3.5	5.0
of which:
Loans (including structured loans)	0.0	1.5	1.6	3.2	0.0	1.4	1.2	2.6	0.0	0.8	1.0	1.7
Structured reverse repurchase and securities borrowing agreements	0.0	0.0	1.6	1.7	0.0	0.0	1.9	1.9	0.0	0.1	2.4	2.5
Other	0.2	0.3	0.1	0.6	0.2	0.4	0.1	0.6	0.1	0.5	0.1	0.7

Financial investments available-for-sale	38.9	27.3	0.5	66.8	41.7	28.8	0.6	71.1	32.7	23.9	0.6	57.2
of which:
Government bills/bonds	36.5	1.9	0.0	38.4	38.0	3.0	0.0	41.0	30.3	2.8	0.0	33.1
Corporate bonds and municipal bonds, including bonds issued by financial institutions	2.3	21.8	0.0	24.1	3.5	21.8	0.0	25.4	2.2	16.9	0.0	19.1
Investment fund units	0.0	0.1	0.1	0.2	0.0	0.1	0.2	0.3	0.0	0.1	0.2	0.3
Asset-backed securities	0.0	3.5	0.0	3.5	0.0	3.8	0.0	3.8	0.0	4.0	0.0	4.0
Equity instruments	0.2	0.0	0.4	0.6	0.2	0.0	0.4	0.6	0.2	0.1	0.4	0.7

Non-financial assets
Precious metals and other physical commodities	4.9	0.0	0.0	4.9	5.2	0.0	0.0	5.2	5.8	0.0	0.0	5.8

Assets measured at fair value on a non-recurring basis
Other assets[3]	0.0	0.3	0.1	0.4	0.0	0.1	0.1	0.1	0.0	0.1	0.2	0.2
Total assets measured at fair value	140.5	223.7	10.5	374.8	146.2	304.8	11.2	462.2	141.4	304.0	12.2	457.5

136

Financial information

Note 10 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques[1] (continued)
	30.6.15				31.3.15				31.12.14
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	28.2	3.9	0.1	32.2	25.9	4.1	0.1	30.1	23.9	3.9	0.1	28.0
of which:
Government bills/bonds	7.8	1.0	0.0	8.8	6.6	1.3	0.0	7.8	7.0	1.2	0.0	8.2
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.0	2.5	0.0	2.6	0.1	2.6	0.0	2.7	0.1	2.4	0.1	2.6
Investment fund units	0.5	0.1	0.0	0.7	0.6	0.1	0.0	0.7	1.1	0.1	0.0	1.2
Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity instruments	19.9	0.2	0.1	20.1	18.7	0.1	0.0	18.9	15.7	0.1	0.0	15.9

Negative replacement values	1.0	166.4	3.7	171.2	1.4	244.7	4.7	250.9	1.1	248.1	5.0	254.1
of which:
Interest rate contracts	0.0	74.7	0.3	75.0	0.0	114.1	0.2	114.3	0.0	117.3	0.6	117.9
Credit derivative contracts	0.0	5.6	1.3	6.9	0.0	6.0	1.9	8.0	0.0	10.0	1.7	11.7
Foreign exchange contracts	0.5	62.2	0.3	63.0	0.9	100.0	0.3	101.3	0.7	96.6	0.3	97.6
Equity/index contracts	0.0	21.1	1.8	22.9	0.0	21.2	2.3	23.5	0.0	20.9	2.4	23.3
Commodity contracts	0.0	2.9	0.0	2.9	0.0	3.4	0.0	3.4	0.0	3.2	0.0	3.2

Financial liabilities designated at fair value	0.0	55.5	10.9	66.4	0.0	59.3	10.8	70.1	0.0	63.4	11.9	75.3
of which:
Non-structured fixed-rate bonds	0.0	1.8	2.2	4.0	0.0	1.9	2.0	3.9	0.0	2.3	2.2	4.5
Structured debt instruments issued	0.0	48.9	7.0	55.9	0.0	53.4	6.8	60.2	0.0	56.6	7.3	63.9
Structured over-the-counter debt instruments	0.0	4.5	1.1	5.6	0.0	3.8	1.3	5.2	0.0	4.1	1.5	5.7
Structured repurchase agreements	0.0	0.3	0.6	0.9	0.0	0.2	0.6	0.8	0.0	0.3	0.9	1.2
Loan commitments and guarantees	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1

Other liabilities – amounts due under unit-linked investment contracts	0.0	16.8	0.0	16.8	0.0	16.3	0.0	16.3	0.0	17.6	0.0	17.6

Liabilities measured at fair value on a non-recurring basis
Other liabilities[3]	0.0	2.8	0.0	2.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total liabilities measured at fair value	29.2	245.3	14.8	289.3	27.3	324.4	15.6	367.4	25.0	333.0	17.0	375.0

1   Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 June 2015, net bifurcated embedded derivative assets held at fair value, totaling CHF 0.2 billion (of which CHF 0.6 billion were net Level 2 assets and CHF 0.5 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 March 2015, net bifurcated embedded derivative assets held at fair value, totaling CHF 0.1 billion (of which CHF 0.7 billion were net Level 2 assets and CHF 0.6 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2014, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.0 billion (of which CHF 0.3 billion were net Level 2 assets and CHF 0.3 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued.    2  Financial assets held for trading do not include precious metals and commodities.    3  Other assets and other liabilities primarily consist of assets held for sale as well as assets and liabilities of a disposal group held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell. Refer to Note 18 for more information on the disposal group held for sale.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or
–	Level 3 – valuation techniques for which significant inputs are not based on observable market data.

137

Notes to the UBS Group AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

c) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the entire reporting period.

Assets totaling approximately CHF 1.0 billion, which were mainly comprised of financial investments available-for-sale, primarily corporate and municipal bonds, and financial assets held for trading, and liabilities totaling approximately CHF 0.1 billion were transferred from Level 2 to Level 1 during the first six months of 2015, generally due to increased levels of trading activity observed within the market.

Assets totaling approximately CHF 0.5 billion, which were mainly comprised of financial investments available-for-sale, primarily corporate bonds and municipal bonds, and financial assets held for trading, were transferred from Level 1 to Level 2 during the first six months of 2015, generally due to diminished levels of trading activity observed within the market. Transfers of financial liabilities from Level 1 to Level 2 during the first six months of 2015 were not significant.

d) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

As of 30 June 2015, financial instruments measured with valuation techniques using significant non-market-observable inputs (Level 3) were mainly comprised of:

–	structured reverse repurchase and securities borrowing agreements;
–	credit derivative contracts;
–	equity/index contracts;
–	non-structured fixed-rate bonds and
–	structured debt instruments issued (equity and credit-linked).

Significant movements in Level 3 instruments during the first six months of 2015 are described below.

Financial assets held for trading

Financial assets held for trading decreased to CHF 2.8 billion from CHF 3.5 billion during the first six months of 2015. Issuances of CHF 3.0 billion and purchases of CHF 0.3 billion, mainly comprised of loans and corporate bonds, were more than offset by sales of CHF 3.2 billion, primarily comprised of loans, and net losses included in comprehensive income totaling CHF 0.6 billion. Transfers out of Level 3 during the first six months of 2015 amounted to CHF 0.5 billion and were primarily comprised of loans and corporate bonds, reflecting increased observability of the respective credit spread inputs. Transfers into Level 3 amounted to CHF 0.4 billion and were mainly comprised of equity instruments and mortgage-backed securities due to decreased observability of the respective equity market pricing and credit spread inputs.

Financial assets designated at fair value

Financial assets designated at fair value decreased to CHF 3.4 billion from CHF 3.5 billion during the first six months of 2015, mainly reflecting net losses of CHF 0.6 billion included in comprehensive income and transfers out of Level 3 totaling CHF 0.4 billion, mostly offset by issuances of CHF 0.9 billion.

138

Financial information

Note 10 Fair value measurement (continued)

Financial investments available-for-sale

Financial investments available-for-sale decreased to CHF 0.5 billion from CHF 0.6 billion during the first six months of 2015, reflecting sales totaling CHF 0.1 billion.

Positive replacement values

Positive replacement values decreased to CHF 3.8 billion from CHF 4.4 billion during the first six months of 2015. Settlements and issuances amounted to CHF 1.7 billion and CHF 1.5 billion, respectively, and were primarily related to credit derivative contracts and equity/index contracts. Transfers into Level 3 amounted to CHF 0.4 billion and were mainly comprised of interest rate contracts and equity/index contracts, primarily resulting from changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data. Transfers out of Level 3 amounted to CHF 0.3 billion and were mainly comprised of equity/index contracts and credit derivative contracts resulting from changes in the availability of observable inputs for equity volatility and credit spreads.

Negative replacement values

Negative replacement values decreased to CHF 3.7 billion from CHF 5.0 billion during the first six months of 2015. Settlements and issuances amounted to CHF 1.0 billion and CHF 0.4 billion, respectively, and were primarily comprised of equity/index contracts and credit derivative contracts. Transfers into and out of Level 3 amounted to CHF 0.4 billion and CHF 0.3 billion, respectively, and were mainly comprised of equity/index contracts and credit derivative contracts resulting from changes in the availability of observable inputs for equity volatility and credit spreads.

Financial liabilities designated at fair value

Financial liabilities designated at fair value decreased to CHF 10.9 billion from CHF 11.9 billion during the first six months of 2015. Settlements of CHF 3.7 billion, primarily comprised of equity and credit-linked structured debt instruments issued, structured over-the-counter debt instruments and structured repurchase agreements, were more than offset by issuances of CHF 3.8 billion, mainly comprised of equity and credit-linked structured debt instruments issued and non-structured fixed-rate bonds, as well as net losses of CHF 0.4 billion included in comprehensive income. Foreign currency translation effects reduced financial liabilities designated at fair value by CHF 0.9 billion. Transfers into and out of Level 3 amounted to CHF 1.0 billion and CHF 1.6 billion, respectively, and were primarily comprised of equity-linked structured debt instruments issued and non-structured fixed-rate bonds, resulting from changes in the availability of observable equity volatility and credit spread inputs used to determine the fair value of the embedded options in these structures.

139

Notes to the UBS Group AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains/losses included in comprehensive income
CHF billion	Balance as of 31 Decem- ber 2013	Net interest income, net trading income and other income	of which: related to Level 3 in- struments held at the end of the report- ing period	Other compre- hensive income	Pur- chases	Sales	Issu- ances	Settle- ments	Trans- fers into Level 3	Trans- fers out of Level 3	Foreign currency trans- lation	Balance as of 30 June 2014

Financial assets held for trading[1]	4.3	(0.4)	(0.3)	0.0	0.5	(2.3)	2.6	0.0	0.6	(0.5)	0.0	4.7
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.7	0.0	0.0	0.0	0.2	(0.4)	0.0	0.0	0.1	(0.2)	0.0	1.5
Loans	1.0	(0.5)	(0.4)	0.0	0.1	(1.2)	2.6	0.0	0.0	(0.1)	0.0	2.0
Asset-backed securities	1.0	0.0	0.0	0.0	0.0	(0.5)	0.0	0.0	0.3	(0.2)	0.0	0.7
Other	0.6	(0.1)	0.0	0.0	0.1	(0.3)	0.0	0.0	0.1	0.0	0.0	0.5

Financial assets designated at fair value	4.4	(0.3)	(0.1)	0.0	0.0	0.0	0.2	(0.5)	0.1	(0.3)	0.0	3.6
of which:
Loans (including structured loans)	1.1	(0.1)	(0.1)	0.0	0.0	0.0	0.1	(0.1)	0.1	(0.3)	0.0	0.9
Structured reverse repurchase and securities borrowing agreements	3.1	(0.3)	0.0	0.0	0.0	0.0	0.1	(0.4)	0.0	0.0	0.0	2.6
Other	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Financial investments available-for-sale	0.8	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	0.7

Positive replacement values	5.5	(0.2)	0.1	0.0	0.0	0.0	1.6	(2.0)	1.0	(0.5)	0.1	5.4
of which:
Credit derivative contracts	3.0	0.0	0.1	0.0	0.0	0.0	0.9	(1.6)	0.6	(0.2)	0.1	2.9
Foreign exchange contracts	0.9	(0.1)	0.0	0.0	0.0	0.0	0.1	0.0	0.0	(0.2)	0.0	0.8
Equity/index contracts	1.2	0.2	0.2	0.0	0.0	0.0	0.4	(0.3)	0.1	(0.1)	0.0	1.4
Other	0.3	(0.3)	(0.1)	0.0	0.0	0.0	0.2	(0.1)	0.2	(0.1)	0.0	0.3

Negative replacement values	4.4	0.1	0.4	0.0	0.0	0.0	1.7	(1.6)	1.3	(0.3)	0.0	5.6
of which:
Credit derivative contracts	2.0	(0.2)	0.0	0.0	0.0	0.0	1.1	(1.2)	0.9	(0.2)	0.0	2.3
Foreign exchange contracts	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.4
Equity/index contracts	1.5	0.3	0.3	0.0	0.0	0.0	0.6	(0.3)	0.1	0.0	0.0	2.2
Other	0.5	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.3	0.0	(0.1)	0.7

Financial liabilities designated at fair value	12.1	0.8	1.2	0.0	0.0	0.0	2.9	(3.3)	1.8	(2.0)	0.1	12.5
of which:
Non-structured fixed-rate bonds	1.2	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.4	(0.2)	0.0	1.6
Structured debt instruments issued	7.9	0.8	0.6	0.0	0.0	0.0	1.9	(2.0)	1.0	(1.7)	0.1	8.1
Structured over-the-counter debt instruments	1.8	(0.1)	(0.1)	0.0	0.0	0.0	1.0	(1.0)	0.4	(0.1)	0.0	2.0
Structured repurchase agreements	1.2	0.0	0.5	0.0	0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	0.9

140

Financial information

	Total gains/losses included in comprehensive income
Balance as of 31 Decem- ber 2014	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other compre- hensive income	Pur- chases	Sales	Issu- ances	Settle- ments	Trans- fers into Level 3	Trans- fers out of Level 3	Foreign currency trans- lation	Balance as of 30 June 2015[2]
3.5	(0.6)	(0.2)	0.0	0.3	(3.2)	3.0	0.0	0.4	(0.5)	(0.2)	2.8

1.4	0.0	0.0	0.0	0.2	(0.3)	0.0	0.0	0.1	(0.1)	(0.1)	1.1
1.1	(0.6)	(0.1)	0.0	0.0	(2.4)	3.0	0.0	0.1	(0.3)	(0.1)	0.9
0.6	0.0	0.0	0.0	0.1	(0.4)	0.0	0.0	0.1	(0.1)	0.0	0.2
0.5	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.2	0.0	0.0	0.6
3.5	(0.6)	(0.2)	0.0	0.0	0.0	0.9	0.0	0.3	(0.4)	(0.2)	3.4

1.0	0.0	0.0	0.0	0.0	0.0	0.9	0.0	0.3	(0.4)	0.0	1.6

2.4	(0.6)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.2)	1.6
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
0.6	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	0.5
4.4	(0.3)	(0.3)	0.0	0.0	0.0	1.5	(1.7)	0.4	(0.3)	(0.1)	3.8

1.7	0.0	0.0	0.0	0.0	0.0	0.9	(0.8)	0.1	(0.1)	(0.1)	1.6
0.6	(0.1)	(0.1)	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.6
1.9	(0.2)	(0.3)	0.0	0.0	0.0	0.5	(0.7)	0.1	(0.2)	(0.1)	1.3
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.4
5.0	(0.4)	(0.6)	0.0	0.0	0.0	0.4	(1.0)	0.4	(0.3)	(0.4)	3.7

1.7	(0.2)	(0.2)	0.0	0.0	0.0	0.0	(0.2)	0.2	(0.1)	(0.1)	1.3
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
2.4	(0.2)	(0.3)	0.0	0.0	0.0	0.4	(0.7)	0.2	(0.2)	(0.1)	1.8
0.6	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	(0.1)	0.3
11.9	0.4	0.3	0.0	0.0	0.0	3.8	(3.7)	1.0	(1.6)	(0.9)	10.9

2.2	(0.2)	(0.1)	0.0	0.0	0.0	0.7	(0.1)	0.0	(0.3)	(0.2)	2.2
7.3	0.5	0.1	0.0	0.0	0.0	2.8	(2.6)	0.9	(1.3)	(0.5)	7.0
1.5	0.1	0.1	0.0	0.0	0.0	0.2	(0.7)	0.0	0.0	(0.2)	1.1
0.9	0.0	0.2	0.0	0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	0.6
2    Total Level 3 assets as of 30 June 2015 were CHF 10.5 billion (31 March 2015: CHF 11.2 billion, 31 December 2014: CHF 12.2 billion). Total Level 3 liabilities as of 30 June 2015 were CHF 14.8 billion (31 March 2015: CHF 15.6 billion, 31 December 2014: CHF 17.0 billion).

141

Notes to the UBS Group AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

e) Valuation of assets and liabilities classified as Level 3

The table on the following pages presents assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

Significant unobservable inputs in Level 3 positions

This section discusses the significant unobservable inputs identified in the table on the following pages and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown. Relationships between observable and unobservable inputs have not been included in the summary below.

Bond price equivalent: Where market prices are not available for a bond, fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield (either as an outright yield or as a spread to LIBOR). Bond prices are expressed as points of the nominal, where 100 represents a fair value equal to the nominal value (i.e., par).

For corporate and municipal bonds, the range of 1–158 points represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100 or par relate to inflation-linked or structured issuances that pay a coupon in excess of the market benchmark as of the measurement date. The weighted average price is approximately 100 points, with a majority of positions concentrated around this price.

For asset-backed securities, the bond price range of 0–99 points represents the range of prices for reference securities used in determining fair value. An instrument priced at 0 is not expected to pay any principal or interest, while an instrument priced close to 100 points is expected to be repaid in full as well as pay a yield close to the market yield. More than 85% of the portfolio is priced at 80 points or higher, and the weighted average price for

Level 3 assets within this portion of the Level 3 portfolio is 78 points.

For credit derivatives, the bond price range of 0–105 points disclosed represents the range of prices used for reference instruments that are typically converted to an equivalent yield or credit spread as part of the valuation process. The range is comparable to that for corporate and asset-backed issuances described above.

Loan price equivalent: Where market prices are not available for a traded loan, fair value is measured by comparison with observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer-specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range of 85–100 points represents the range of prices derived from reference issuances of a similar credit quality used in measuring fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 100 represents a loan that is expected to be repaid in full, and also pays a yield marginally higher than market yield. The weighted average is approximately 95 points.

Credit spread: Valuation models for many credit derivatives require an input for the credit spread, which is a reflection of the credit quality of the associated referenced underlying. The credit spread of a particular security is quoted in relation to the yield on a benchmark security or reference rate, typically either US Treasury or LIBOR, and is generally expressed in terms of basis points. An increase/(decrease) in credit spread will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The income statement impact from such changes depends on the nature and direction of the positions held. Credit spreads may be negative where the asset is more creditworthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness. The ranges of 37–137 basis points in loans and 0–787 basis points in credit derivatives represents a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g., approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk.

Constant prepayment rate: A prepayment rate represents the amount of unscheduled principal repayment for a pool of loans. The prepayment estimate is based on a number of factors, such as historical prepayment rates for previous loans that are similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates. In general, a significant increase/(decrease) in this unobservable input in isolation would result in a significantly higher/(lower) fair value for bonds

142

Financial information

Note 10 Fair value measurement (continued)

trading at a discount. For bonds trading at a premium the reverse would apply, with a decrease in fair value when the constant prepayment rate increases. However, in certain cases the effect of a change in prepayment speed upon instrument price is more complicated and is dependent upon both the precise terms of the securitization and the position of the instrument within the securitization capital structure.

For asset-backed securities, the range of 0–18% represents inputs across various classes of asset-backed securities. Securities with an input of 0% typically reflect no current prepayment behavior within their underlying collateral with no expectation of this changing in the immediate future, while the high range of 18% relates to securities that are currently experiencing high prepayments. Different classes of asset-backed securities typically show different ranges of prepayment characteristics depending on a combination of factors, including the borrowers’ ability to refinance, prevailing refinancing rates, and the quality or characteristics of the underlying loan collateral pools. The weighted average constant prepayment rate for the portfolio is 4.4%.

For credit derivatives, the range of 1–20% represents the input assumption for credit derivatives on asset-backed securities. The range is driven in a similar manner to that for asset-backed securities.

For FX contracts and interest rate contracts, the ranges of 0–15% and 0–3%, respectively, represent the prepayment assumptions on securitizations underlying the BGS portfolio.

Constant default rate (CDR): The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate and is the annualized rate of default for a group of mortgages or loans. The CDR estimate is based on a number of factors, such as collateral delinquency rates in the pool and the future economic outlook. In general, a significant increase/(decrease) in this unobservable input in isolation would result in significantly lower/(higher) cash flows for the deal (and thus lower/(higher) valuations). However, different instruments within the capital structure can react differently to changes in the CDR rate. Generally, subordinated bonds will decrease in value as CDR increases, but for well protected senior bonds an increase in CDR may cause an increase in price. In addition, the presence of a guarantor wrap on the collateral pool of a security may result in notes at the junior end of the capital structure experiencing a price increase with an increase in the default rate.

The range of 0–10% for credit derivatives represents the expected default percentage across the individual instruments’ underlying collateral pools.

Loss severity/recovery rate: The projected loss severity/recovery rate reflects the estimated loss that will be realized given expected defaults. Loss severity is generally applied to collateral within asset-backed securities while the recovery rate is the analogous pricing input for corporate or sovereign credits. Recovery is the reverse of loss severity, so a 100% recovery rate is the equivalent of a 0% loss severity. Increases in loss severity levels/decreases in recovery rates will result in lower expected cash flows into the structure upon the default of the instruments. In general, a significant decrease/(increase) in the loss severity in isolation would result in significantly higher/(lower) fair value for the respective asset-backed securities. The impact of a change in recovery rate on a credit derivative position will depend upon whether credit protection has been bought or sold.

Loss severity is ultimately driven by the value recoverable from collateral held after foreclosure occurs relative to the loan principal and possibly unpaid interest accrued at that point. For credit derivatives, the loss severity range of 0–100% applies to derivatives on asset-backed securities. The recovery rate range of 0–95% represents a wide range of expected recovery levels on credit derivative contracts within the Level 3 portfolio.

Discount margin (DM) spread: The DM spread represents the discount rates used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g., LIBOR) to discount expected cash flows. Generally, a decrease/(increase) in the unobservable input in isolation would result in a significantly higher/(lower) fair value.

The different ranges represent the different discount rates across loans (0–13%), asset-backed securities (0–17%) and credit derivatives (0–36%). The high end of the range relates to securities that are priced very low within the market relative to the expected cash flow schedule and there is significant discounting relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cash flow generation process. The low ends of the ranges are typical of funding rates on better quality instruments. For asset-backed securities, the weighted average DM is 8.2%. For loans, the average effective DM is 1.72% compared with the disclosed range of 0–13%.

Equity dividend yields: The derivation of a forward price for an individual stock or index is important both for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price is based on a combination of expected future dividend levels and payment timings, and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price. The range of 0–28% reflects the expected range of dividend rates for the portfolio.

143

Notes to the UBS Group AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

Volatility: Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as implied volatility). A key feature of implied volatility is the volatility “smile” or “skew,” which represents the effect of pricing options of different option strikes at different implied volatility levels.

–

Volatility of interest rates – the range of 16–93% reflects the range of unobservable volatilities across different currencies and related underlying interest rate levels. Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

–	Volatility of equity stocks, equity and other indices – the range of 1–143% is reflective of the range of underlying stock volatilities.

Correlation: Correlation measures the inter-relationship between the movements of two variables. It is expressed as a percentage between (100)% and +100%, where +100% are perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction), and (100)% are inversely correlated variables (meaning a movement of one variable is associated with a movement of the other variable

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value						Range of inputs
	Assets		Liabilities		Valuation	Significant	30.6.15		31.12.14
CHF billion	30.6.15	31.12.14	30.6.15	31.12.14	technique(s)	unobservable input(s)[1]	low	high	low	high	unit[1]
Financial assets held for trading/Trading portfolio liabilities, Financial assets/liabilities designated at fair value and Financial investments available-for-sale
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.1	1.4	0.0	0.1	Relative value to market comparable	Bond price equivalent	1	158	8	144	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.6	2.2	0.0	0.0	Relative value to market comparable	Loan price equivalent	85	100	80	101	points
					Discounted expected cash flows	Credit spread	37	137	37	138	basis points
					Market comparable and securitization model	Discount margin/spread	0	13	0	13	%
					Mortality dependent cash flow	Volatility of mortality[2]			270	280	%
Investment fund units[3]	0.3	0.5	0.0	0.0	Relative value to market comparable	Net asset value
Asset-backed securities	0.2	0.6	0.0	0.0	Discounted cash flow projection	Constant prepayment rate	0	18	0	18	%
						Discount margin/spread	0	17	0	22	%
					Relative value to market comparable	Bond price equivalent	0	99	0	102	points
Equity instruments[3]	0.7	0.5	0.1	0.0	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	1.6	2.4	0.6	0.9	Discounted expected cash flows	Funding spread	10	163	10	163	basis points
Financial assets for unit-linked investment contracts[3]	0.1	0.1			Relative value to market comparable	Price
Structured debt instruments and non-structured fixed-rate bonds[4]			10.3	11.0

144

Financial information

Note 10 Fair value measurement (continued)

in the opposite direction). The effect of correlation on the measurement of fair value is dependent on the specific terms of the instruments being valued, due to the range of different payoff features within such instruments.

–	Rate-to-rate correlation – the correlation between interest rates of two separate currencies. The range of 84–94% results from the different pairs of currency involved.
–	Intra-curve correlation – the correlation between different tenor points of the same yield curve. Correlations are typically fairly high, as reflected by the range of 50–94%.
–

Credit index correlation of 10–85% reflects the implied correlation derived from different indices across different parts of the benchmark index capital structure. The input is particularly important for bespoke and Level 3 index tranches.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value						Range of inputs
	Assets		Liabilities		Valuation	Significant	30.6.15		31.12.14
CHF billion	30.6.15	31.12.14	30.6.15	31.12.14	technique(s)	unobservable input(s)[1]	low	high	low	high	unit[1]
Replacement values
Interest rate contracts	0.4	0.2	0.3	0.6	Option model	Volatility of interest rates	16	93	13	94	%
						Rate-to-rate correlation	84	94	84	94	%
						Intra-curve correlation	50	94	50	94	%
					Discounted expected cash flows	Constant prepayment rate	0	3	0	3	%
Credit derivative contracts	1.6	1.7	1.3	1.7	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	787	0	963	basis points
						Upfront price points	10	65	15	83	%
						Recovery rates	0	95	0	95	%
						Credit index correlation	10	85	10	85	%
						Discount margin/spread	0	36	0	32	%
						Credit pair correlation	57	94	57	94	%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	1	20	1	16	%
						Constant default rate	0	10	0	9	%
						Loss severity	0	100	0	100	%
						Discount margin/spread	1	17	1	33	%
						Bond price equivalent	0	105	12	100	points
Foreign exchange contracts	0.6	0.6	0.3	0.3	Option model	Rate-to-FX correlation	(57)	60	(57)	60	%
						FX-to-FX correlation	(70)	80	(70)	80	%
					Discounted expected cash flows	Constant prepayment rate	0	15	0	13	%
Equity/index contracts	1.3	1.9	1.8	2.4	Option model	Equity dividend yields	0	28	0	15	%
						Volatility of equity stocks, equity and other indices	1	143	1	130	%
						Equity-to-FX correlation	(44)	86	(55)	84	%
						Equity-to-equity correlation	(4)	99	18	99	%
Non-financial assets[3,5]	0.1	0.2			Relative value to market comparable	Price
					Discounted cash flow projection	Projection of cost and income related to the particular property
						Discount rate
						Assessment of the particular property’s condition

1  The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par. For example, 100 points would be 100% of par.    2  The range of inputs is not disclosed for 30 June 2015 because this unobservable input parameter was not significant to the respective valuation technique as of that date.    3  The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    4  Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    5   Non-financial assets include investment properties at fair value and other assets which primarily consist of assets held for sale.

145

Notes to the UBS Group AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

–

Credit pair correlation is particularly important for first to default credit structures. The range of 57–94% reflects the difference between credits with low correlation and similar highly correlated credits.

–

Rate-to-FX correlation – captures the correlation between interest rates and FX rates. The range for the portfolio is (57)–60%, which represents the relationship between interest rates and foreign exchange levels. The signage on such correlations is dependent on the quotation basis of the underlying FX rate (e.g., EUR/USD and USD/EUR correlations to the same interest rate will have opposite signs).

–

FX-to-FX correlation is particularly important for complex options that incorporate different FX rates in the projected payoff. The range of (70)–80% reflects the underlying characteristics across the main FX pairs to which UBS has exposures.

–

Equity-to-equity correlation is particularly important for complex options that incorporate, in some manner, different equities in the projected payoff. The closer the correlation is to 100%, the more related one equity is to another. For example, equities with a very high correlation could be from different parts of the same corporate structure. The range of (4)–99% is reflective of this.

–

Equity-to-FX correlation is important for equity options based on a currency different than the currency of the underlying stock. The range of (44)–86% represents the range of the relationship between underlying stock and foreign exchange volatilities.

Funding spread: Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral to the transactions. They are not representative of where UBS can fund itself on an unsecured basis, but provide an estimate of where UBS can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points over or under LIBOR and if funding spreads widen this increases the impact of discounting. The range of 10–163 basis points for both structured repurchase agreements and structured reverse repurchase agreements represents the range of asset funding curves, where wider spreads are due to a reduction in liquidity of underlying collateral for funding purposes.

A small proportion of structured debt instruments and non-structured fixed-rate bonds within financial liabilities designated at fair value had an exposure to funding spreads that is longer in duration than the actively traded market. Such positions are within the range of 10–163 basis points reported above.

Upfront price points: A component in the price quotation of credit derivative contracts, whereby the overall fair value price level is split between the credit spread (basis points running over the life of the contract as described above) and a component that is quoted and settled upfront on transacting a new contract. This latter component is referred to as upfront price points and represents the difference between the credit spread paid as protection premium on a current contract versus a small number of standard contracts defined by the market. Distressed credit names frequently trade and quote CDS protection only in upfront points rather than as a running credit spread. An increase/(decrease) in upfront points will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The effect of increases or decreases in upfront price points depends on the nature and direction of the positions held. Upfront pricing points may be negative where a contract is quoting for a narrower premium than the market standard, but are generally positive, reflecting an increase in credit premium required by the market as creditworthiness deteriorates. The range of 10–65% within the table below represents the variety of current market credit spread levels relative to the benchmarks used as a quotation basis. Upfront points of 65% represent a distressed credit.

146

Financial information

Note 10 Fair value measurement (continued)

f) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. As of 30 June 2015, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 0.7 billion and CHF 0.6 billion, respectively (31 March 2015: CHF 0.8 billion and CHF 0.7 billion, respectively; 31 December 2014: CHF 1.0 billion and CHF 0.8 billion, respectively). The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.6.15		31.3.15		31.12.14
CHF million	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]	Unfavorable changes[1]
Government bills/bonds	0	(1)	0	(1)	10	(1)
Corporate bonds and municipal bonds, including bonds issued by financial institutions	27	(27)	36	(38)	33	(41)
Traded loans, loans designated at fair value, loan commitments and guarantees	97	(50)	97	(43)	103	(63)
Asset-backed securities	7	(3)	14	(12)	16	(12)
Equity instruments	100	(54)	101	(50)	105	(42)
Interest rate derivative contracts, net	103	(71)	114	(77)	106	(58)
Credit derivative contracts, net	145	(158)	124	(141)	248	(277)
Foreign exchange derivative contracts, net	41	(41)	40	(37)	35	(32)
Equity/index derivative contracts, net	62	(63)	72	(67)	82	(83)
Structured debt instruments and non-structured fixed-rate bonds	141	(154)	170	(170)	202	(199)
Other	13	(12)	16	(16)	23	(17)
Total	735	(633)	782	(652)	965	(824)

1  Of the total favorable change, CHF 103 million as of 30 June 2015 (31 March 2015: CHF 111 million, 31 December 2014: CHF 116 million) related to financial investments available-for-sale. Of the total unfavorable change, CHF 57 million as of 30 June 2015 (31 March 2015: CHF 60 million, 31 December 2014: CHF 56 million) related to financial investments available-for-sale.

147

Notes to the UBS Group AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.6.15		31.3.15		31.12.14
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	84.6	84.6	68.9	68.9	104.1	104.1
Due from banks	13.3	13.3	13.3	13.3	13.3	13.3
Cash collateral on securities borrowed	27.7	27.7	26.8	26.8	24.1	24.1
Reverse repurchase agreements	60.8	60.9	79.8	79.8	68.4	68.4
Cash collateral receivables on derivative instruments	24.8	24.8	34.5	34.5	31.0	31.0
Loans	313.9	316.2	314.0	316.6	315.8	318.3
Other assets	24.5	24.4	22.6	22.4	21.3	21.1
Liabilities
Due to banks	13.3	13.3	10.3	10.3	10.5	10.5
Cash collateral on securities lent	10.7	10.7	9.7	9.7	9.2	9.2
Repurchase agreements	13.0	13.0	14.2	14.2	11.8	11.8
Cash collateral payables on derivative instruments	38.6	38.6	47.1	47.1	42.4	42.4
Due to customers	377.1	377.1	399.1	399.1	410.2	410.2
Debt issued	100.7	103.5	88.1	91.4	91.2	94.3
Other liabilities	43.6	43.6	46.6	46.6	45.4	45.4
Guarantees/Loan commitments
Guarantees[1]	0.0	(0.1)	0.0	(0.1)	0.0	(0.1)
Loan commitments	0.0	0.0	0.0	0.0	0.0	0.0

1  The carrying value of guarantees represented a liability of CHF 0.0 billion as of 30 June 2015 (31 March 2015: CHF 0.0 billion, 31 December 2014: CHF 0.0 billion). The estimated fair value of guarantees represented an asset of CHF 0.1 billion as of 30 June 2015 (31 March 2015: CHF 0.1 billion, 31 December 2014: CHF 0.1 billion).

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions used relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS applies significant judgments and assumptions to arrive at these fair values, which are more holistic and less sophisticated than established fair value and model governance policies and processes applied to financial instruments accounted for at fair value whose fair values impact UBS’s balance sheet and net profit.

148

Financial information

Note 11 Derivative instruments1

			30.6.15
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	83	1,702	75	1,593	9,888
Credit derivative contracts	7	164	7	177	0
Foreign exchange contracts	62	2,668	63	2,566	8
Equity/index contracts	18	263	23	347	35
Commodity contracts	3	31	3	31	8
Unsettled purchases of non-derivative financial investments[4]	0	23	0	28	0
Unsettled sales of non-derivative financial investments[4]	0	33	0	17	0
Total derivative instruments, based on IFRS netting[5]	174	4,885	171	4,759	9,939

			31.3.15
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	121	1,876	114	1,837	10,674
Credit derivative contracts	7	191	8	205	0
Foreign exchange contracts	102	3,054	101	2,836	13
Equity/index contracts	19	260	23	331	44
Commodity contracts	4	37	3	32	8
Unsettled purchases of non-derivative financial investments[4]	0	29	0	27	0
Unsettled sales of non-derivative financial investments[4]	0	35	0	23	0
Total derivative instruments, based on IFRS netting[5]	253	5,481	251	5,291	10,740

			31.12.14
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	124	2,188	118	2,085	13,448
Credit derivative contracts	11	248	12	252	0
Foreign exchange contracts	98	3,116	98	2,901	15
Equity/index contracts	20	240	23	310	38
Commodity contracts	4	38	3	31	7
Unsettled purchases of non-derivative financial investments[4]	0	11	0	13	0
Unsettled sales of non-derivative financial investments[4]	0	16	0	9	0
Total derivative instruments, based on IFRS netting[5]	257	5,858	254	5,600	13,508

1  Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 June 2015, these derivatives amounted to a PRV of CHF 0.6 billion (related notional values of CHF 13.0 billion) and an NRV of CHF 0.5 billion (related notional values of CHF 11.9 billion). As of 31 March 2015, bifurcated embedded derivatives amounted to a PRV of CHF 0.7 billion (related notional values of CHF 10.5 billion) and an NRV of CHF 0.6 billion (related notional values of CHF 11.9 billion). As of 31 December 2014, bifurcated embedded derivatives amounted to a PRV of CHF 0.3 billion (related notional values of CHF 6.5 billion) and an NRV of CHF 0.3 billion (related notional values of CHF 7.8 billion).    2  In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    3  Other notional values relate to derivatives which are cleared through either a central clearing counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    4  Changes in the fair value of purchased and sold non-derivative financial investments between trade date and settlement date are recognized as replacement values.    5  Includes exchange-traded agency transactions and OTC cleared transactions entered into on behalf of clients with a combined PRV of CHF 6.2 billion as of 30 June 2015 (31 March 2015: CHF 6.8 billion, 31 December 2014: CHF 6.8 billion), and a combined NRV of CHF 6.5 billion as of 30 June 2015 (31 March 2015: CHF 6.7 billion, 31 December 2014: CHF 6.8 billion), for which notional values were not included in the table above due to their significantly different risk profile. Refer to Note 12 for more information on netting arrangements.

149

Notes to the UBS Group AG interim consolidated financial statements

Note 12 Offsetting financial assets and financial liabilities

UBS enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

Financial assets

The table below provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
				30.6.15
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting arrange- ments[4]	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recog- nized on the balance sheet	Financial liabilities	Collateral received	Assets after conside- ration of netting potential	Assets recog- nized on the balance sheet	Total assets after conside- ration of netting potential	Total assets recog- nized on the balance sheet
Cash collateral on securities borrowed	26.5	0.0	26.5	(3.0)	(23.5)	0.0	1.2	1.2	27.7
Reverse repurchase agreements	90.4	(41.3)	49.1	(4.0)	(44.9)	0.2	11.7	11.9	60.8
Positive replacement values	168.2	(3.8)	164.5	(127.0)	(25.2)	12.3	9.2	21.5	173.7
Cash collateral receivables on derivative instruments[1]	116.5	(94.7)	21.7	(12.9)	(2.2)	6.6	3.1	9.7	24.8
Financial assets designated at fair value	2.5	0.0	2.5	0.0	(1.9)	0.6	2.9	3.6	5.4
Total assets	404.1	(139.8)	264.3	(146.9)	(97.6)	19.8	28.2	47.9	292.5

				31.3.15
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting arrange- ments[4]	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recog- nized on the balance sheet	Financial liabilities	Collateral received	Assets after conside- ration of netting potential	Assets recog- nized on the balance sheet	Total assets after conside- ration of netting potential	Total assets recog- nized on the balance sheet
Cash collateral on securities borrowed	26.1	0.0	26.1	(1.9)	(24.2)	0.0	0.7	0.7	26.8
Reverse repurchase agreements	108.8	(43.8)	65.0	(6.5)	(58.5)	0.0	14.8	14.8	79.8
Positive replacement values	246.1	(4.0)	242.1	(190.1)	(34.1)	17.9	10.8	28.7	252.9
Cash collateral receivables on derivative instruments[1]	228.7	(198.3)	30.5	(21.1)	(1.9)	7.5	4.1	11.6	34.5
Financial assets designated at fair value	2.8	0.0	2.8	0.0	(2.2)	0.6	2.3	2.9	5.1
Total assets	612.5	(246.1)	366.4	(219.6)	(120.8)	26.0	32.7	58.7	399.1

150

Financial information

Note 12 Offsetting financial assets and financial liabilities (continued)

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements (continued)
				31.12.14
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting arrange- ments[4]	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recog- nized on the balance sheet	Financial liabilities	Collateral received	Assets after conside- ration of netting potential	Assets recog- nized on the balance sheet	Total assets after conside- ration of netting potential	Total assets recog- nized on the balance sheet
Cash collateral on securities borrowed	22.7	0.0	22.7	(1.9)	(20.8)	0.0	1.4	1.4	24.1
Reverse repurchase agreements	99.2	(42.8)	56.4	(3.4)	(52.8)	0.1	12.1	12.2	68.4
Positive replacement values	249.9	(3.1)	246.8	(198.7)	(30.8)	17.3	10.1	27.4	257.0
Cash collateral receivables on derivative instruments[1]	245.7	(218.4)	27.4	(18.8)	(1.6)	7.0	3.6	10.6	31.0
Financial assets designated at fair value	3.1	0.0	3.1	0.0	(3.0)	0.1	1.9	2.0	5.0
Total assets	620.5	(264.2)	356.3	(222.9)	(108.9)	24.5	29.1	53.6	385.4

1  The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented on the following pages.    2  The logic of the table results in amounts presented in the “Netting with gross liabilities” column corresponding directly to the amounts presented in the “Netting with gross assets” column in the liabilities table presented on the following pages.    3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4  Includes assets not subject to enforceable netting arrangements and other out-of-scope items.

credit exposures for these financial assets. The gross financial assets that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

UBS engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on this and on the next page do not purport to represent actual credit exposure.

151

Notes to the UBS Group AG interim consolidated financial statements

Note 12 Offsetting financial assets and financial liabilities (continued)

Financial liabilities

The table below provides a summary of financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral pledged to mitigate credit exposures for these financial liabilities. The gross financial liabilities that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial assets with the same counterparties that have been offset on the balance sheet and other financial liabilities not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial assets and collateral pledged that are not offset on the balance sheet are shown to arrive at financial liabilities after consideration of netting potential.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
				30.6.15
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrange- ments[4]	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recog- nized on the balance sheet	Financial assets	Collateral pledged	Liabilities after conside- ration of netting potential	Liabilities recog- nized on the balance sheet	Total liabilities after conside- ration of netting potential	Total liabilities recog- nized on the balance sheet
Cash collateral on securities lent	9.1	0.0	9.1	(3.0)	(6.2)	0.0	1.5	1.5	10.7
Repurchase agreements	50.7	(41.3)	9.3	(4.0)	(5.1)	0.2	3.7	3.9	13.0
Negative replacement values	162.8	(3.8)	159.0	(127.0)	(18.3)	13.7	12.2	25.9	171.2
Cash collateral payables on derivative instruments[1]	128.1	(94.7)	33.4	(20.8)	(2.4)	10.1	5.2	15.4	38.6
Financial liabilities designated at fair value	3.5	0.0	3.5	0.0	(0.9)	2.6	62.9	65.5	66.4
Total liabilities	354.2	(139.8)	214.4	(154.8)	(32.9)	26.7	85.5	112.2	299.9

				31.3.15
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrange- ments[4]	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recog- nized on the balance sheet	Financial assets	Collateral pledged	Liabilities after conside- ration of netting potential	Liabilities recog- nized on the balance sheet	Total liabilities after conside- ration of netting potential	Total liabilities recog- nized on the balance sheet
Cash collateral on securities lent	8.4	0.0	8.4	(1.9)	(6.6)	0.0	1.3	1.3	9.7
Repurchase agreements	54.1	(43.8)	10.3	(6.5)	(3.8)	0.0	3.9	3.9	14.2
Negative replacement values	240.3	(4.0)	236.4	(190.1)	(27.8)	18.4	14.5	32.9	250.9
Cash collateral payables on derivative instruments[1]	240.8	(198.3)	42.5	(28.6)	(2.4)	11.4	4.6	16.0	47.1
Financial liabilities designated at fair value	3.0	0.0	3.0	0.0	(1.0)	2.0	67.1	69.1	70.1
Total liabilities	546.6	(246.1)	300.5	(227.1)	(41.6)	31.9	91.4	123.3	391.9

152

Financial information

Note 12 Offsetting financial assets and financial liabilities (continued)

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements (continued)
				31.12.14
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrange- ments[4]	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recog- nized on the balance sheet	Financial assets	Collateral pledged	Liabilities after conside- ration of netting potential	Liabilities recog- nized on the balance sheet	Total liabilities after conside- ration of netting potential	Total liabilities recog- nized on the balance sheet
Cash collateral on securities lent	8.4	0.0	8.4	(1.9)	(6.5)	0.0	0.7	0.8	9.2
Repurchase agreements	51.5	(42.8)	8.7	(3.4)	(5.2)	0.0	3.2	3.2	11.8
Negative replacement values	243.3	(3.1)	240.2	(198.7)	(21.8)	19.7	13.9	33.5	254.1
Cash collateral payables on derivative instruments[1]	256.1	(218.4)	37.7	(25.1)	(2.3)	10.3	4.6	14.9	42.4
Financial liabilities designated at fair value	3.8	0.0	3.8	0.0	(1.4)	2.4	71.5	73.9	75.3
Total liabilities	563.1	(264.2)	298.8	(229.2)	(37.3)	32.4	93.9	126.3	392.8

1  The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received, reflected on the Positive replacement values line in the table presented on the previous pages.    2  The logic of the table results in amounts presented in the “Netting with gross assets” column corresponding directly to the amounts presented in the “Netting with gross liabilities” column in the assets table presented on the previous pages.    3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the net amount of financial liabilities presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4  Includes liabilities not subject to enforceable netting arrangements and other out-of-scope items.

153

Notes to the UBS Group AG interim consolidated financial statements

Note 13 Other assets and liabilities

CHF million	30.6.15	31.3.15	31.12.14

Other assets
Prime brokerage receivables[1]	15,530	13,617	12,534
Recruitment loans financial advisors	2,668	2,791	2,909
Other loans to financial advisors	425	473	372
Bail deposit[2]	1,163	1,152	1,323
Accrued interest income	426	480	453
Accrued income – other	1,288	1,165	1,009
Prepaid expenses	1,043	1,041	1,027
Net defined benefit pension and post-employment assets	0	887	0
Settlement and clearing accounts	893	935	617
VAT and other tax receivables	305	233	272
Properties and other non-current assets held for sale	131	130	236
Assets of disposal group held for sale[3]	254	0	0
Other	2,267	2,169	2,236
Total other assets	26,394	25,073	22,988

Other liabilities
Prime brokerage payables[1]	36,270	39,127	38,633
Amounts due under unit-linked investment contracts	16,777	16,250	17,643
Compensation-related liabilities	5,765	5,347	6,732
of which: accrued expenses	1,960	1,202	2,633
of which: deferred contingent capital plans	977	915	794
of which: other deferred compensation plans	1,756	1,835	1,931
of which: net defined benefit pension and post-employment liabilities	1,072	1,395	1,374
Third-party interest in consolidated investment funds	539	613	648
Settlement and clearing accounts	1,892	2,052	1,054
Current and deferred tax liabilities	841	764	643
VAT and other tax payables	454	457	422
Deferred income	222	276	259
Accrued interest expenses	948	1,208	1,327
Other accrued expenses	2,725	2,703	2,473
Liabilities of disposal group held for sale[3]	2,759	0	0
Other	1,211	905	1,279
Total other liabilities	70,402	69,702	71,112

1  Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2  Refer to item 1 in Note 16b for more information.    3  Refer to Note 18 for more information.

154

Financial information

Note 14 Financial liabilities designated at fair value

CHF million	30.6.15	31.3.15	31.12.14
Non-structured fixed-rate bonds	3,964	3,930	4,488
of which: issued by UBS AG with original maturity greater than one year[1,2]	3,343	3,264	3,616
Structured debt instruments issued[3]	55,918	60,187	63,888
of which: issued by UBS AG with original maturity greater than one year[1,4]	38,826	42,203	45,851
Structured over-the-counter debt instruments	5,558	5,176	5,662
of which: issued by UBS AG with original maturity greater than one year[1,5]	4,732	3,355	3,691
Repurchase agreements	860	750	1,167
Loan commitments and guarantees[6]	67	80	93
Total	66,366	70,124	75,297
of which: own credit on financial liabilities designated at fair value	(207)	52	302
1  Issued by UBS AG or its branches.    2  100% of the balance as of 30 June 2015 was unsecured (31 March 2015: 100% of the balance was unsecured).    3  Includes non-structured rates-linked debt instruments issued.    4  More than 98% of the balance as of 30 June 2015 was unsecured (31 March 2015: more than 95% of the balance was unsecured).    5  More than 40% of the balance as of 30 June 2015 was unsecured (31 March 2015: more than 35% of the balance was unsecured).    6  Loan commitments recognized as “Financial liabilities designated at fair value” until drawn and recognized as loans.

Note 15 Debt issued held at amortized cost

CHF million	30.6.15	31.3.15	31.12.14
Certificates of deposit	19,708	14,450	16,591
Commercial paper	5,484	2,663	4,841
Other short-term debt	6,086	5,851	5,931
Short-term debt[1]	31,278	22,965	27,363
Non-structured fixed-rate bonds	34,147	26,532	24,582
of which: issued by UBS AG with original maturity greater than one year[2]	34,003	26,387	24,433
Covered bonds	9,639	10,932	13,614
Subordinated debt	16,682	18,904	16,123
of which: Swiss SRB Basel III high-trigger loss-absorbing additional tier 1 capital	1,158	1,217	0
of which: Swiss SRB Basel III low-trigger loss-absorbing additional tier 1 capital	2,145	2,266	0
of which: Swiss SRB Basel III phase-out additional tier 1 capital	0	1,039	1,197
of which: Swiss SRB Basel III low-trigger loss-absorbing tier 2 capital	9,625	10,051	10,464
of which: Swiss SRB Basel III phase-out tier 2 capital	3,754	4,332	4,462
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,147	7,865	8,029
Other long-term debt	664	855	1,495
of which: issued by UBS AG with original maturity greater than one year[2]	385	245	861
Long-term debt[3]	69,280	65,087	63,844
Total debt issued held at amortized cost[4]	100,558	88,052	91,207

1  Debt with an original maturity of less than one year.    2  Issued by UBS AG or its branches. 100% of the balance as of 30 June 2015 was unsecured (31 March 2015: 100% of the balance was unsecured).    3  Debt with original maturity greater than or equal to one year.    4  Net of bifurcated embedded derivatives with a net positive fair value of CHF 154 million as of 30 June 2015 (31 March 2015: net positive fair value of CHF 72 million, 31 December 2014: net negative fair value of CHF 25 million).

155

Notes to the UBS Group AG interim consolidated financial statements

Note 16 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits	Other	Total provisions
Balance as of 31 December 2014	50	3,053	647	23	153	215	224	4,366
Balance as of 31 March 2015	55	2,727	699	24	169	199	82	3,956
Increase in provisions recognized in the income statement	8	119	83	0	0	3	39	252
Release of provisions recognized in the income statement	(3)	(48)	(38)	0	0	(5)	(1)	(95)
Provisions used in conformity with designated purpose	(9)	(357)	(61)	0	(13)	0	(14)	(454)
Capitalized reinstatement costs	0	0	0	0	2	0	0	2
Reclassifications	0	0	0	20	0	0	0	20
Foreign currency translation/unwind of discount	(1)	(73)	(15)	0	(2)	4	(1)	(88)
Balance as of 30 June 2015	50	2,368	669[3]	44	156[4]	202[5]	105	3,594

1  Comprises provisions for losses resulting from security risks and transaction processing risks.    2  Comprises provisions for losses resulting from legal, liability and compliance risks.    3  Includes personnel related restructuring provisions of CHF 123 million as of 30 June 2015 (31 March 2015: CHF 89 million; 31 December 2014: CHF 116 million) and provisions for onerous lease contracts of CHF 546 million as of 30 June 2015 (31 March 2015: CHF 609 million; 31 December 2014: CHF 530 million).    4  Includes reinstatement costs for leasehold improvements of CHF 92 million as of 30 June 2015 (31 March 2015: CHF 93 million; 31 December 2014: CHF 98 million) and provisions for onerous lease contracts of CHF 65 million as of 30 June 2015 (31 March 2015: CHF 76 million; 31 December 2014: CHF 55 million).    5  Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts, which cover a period of up to 11 years. Severance-related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 16b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS Group AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure.

156

Financial Information

Note 16 Provisions and contingent liabilities (continued)

With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 16a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement (NPA) described in paragraph 5 of this note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including among others the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG has pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, and has agreed to pay a USD 203 million fine and accept a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit[1]
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2014	188	209	92	53	1,258	312	0	941	3,053
Balance as of 31 March 2015	182	202	87	50	1,091	303	0	814	2,727
Increase in provisions recognized in the income statement	13	64	0	0	1	0	0	42	119
Release of provisions recognized in the income statement	(3)	(12)	0	0	(12)	0	0	(21)	(48)
Provisions used in conformity with designated purpose	(2)	(16)	(1)	(1)	(326)	0	0	(12)	(357)
Foreign currency translation /unwind of discount	(2)	(9)	0	0	(30)	0	0	(32)	(73)
Balance as of 30 June 2015	188	229	86	48	724	302	0	791	2,368

1  Provisions, if any, for the matters described in Note 16b are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), Investment Bank (item 9), Corporate Center – Services (item 7) and Corporate Center – Non-core and Legacy Portfolio (items 2 and 8). Provisions, if any, for the matters described in items 1 and 6 are allocated between Wealth Management and Retail & Corporate, and provisions for the matter described in item 5 are allocated between the Investment Bank and Corporate Center – Services.

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future.

As a result of investigations in France, in 2013, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance

157

Notes to the UBS Group AG interim consolidated financial statements

Note 16 Provisions and contingent liabilities (continued)

(“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, and the investigating judges ordered UBS to provide bail (“caution”) of EUR 1.1 billion. UBS AG appealed the determination of the bail amount, but both the appeal court (“Cour d’Appel”) and the French Supreme Court (“Cour de Cassation”) upheld the bail amount and rejected the appeal in full in late 2014. UBS AG has filed an application with the European Court of Human Rights to challenge various aspects of the French court’s decision.

In March 2015, UBS (France) S.A. was placed under formal examination for complicity regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons for the years 2004 until 2008 and declared witness with legal assistance for the years 2009 to 2012. A bail of EUR 40 million was imposed, and was reduced by the Court of Appeals in May 2015 to EUR 10 million. UBS (France) S.A. is considering whether or not to further appeal that decision.

In addition, the investigating judges have sought to issue arrest warrants against three Swiss-based former employees of UBS AG who did not appear when summoned by the investigating judge. Separately, in 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, which was paid.

In January 2015, we received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. We are cooperating with the authorities in these investigations.

Our balance sheet at 30 June 2015 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS,

UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 11 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 11 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 4 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 7 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

UBS is also named as a defendant in several cases asserting fraud and other claims brought by entities that purchased collateralized debt obligations that had RMBS exposure and that were arranged or sold by UBS.

UBS is a defendant in two lawsuits brought by the National Credit Union Administration (NCUA), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. Both lawsuits were filed in US District Courts, one in the District of Kansas and the other in the Southern District of New York (Southern District of New York). The Kansas court partially granted UBS’s motion to dismiss in 2013 and held that the NCUA’s claims for ten

158

Financial Information

Note 16 Provisions and contingent liabilities (continued)

of the 22 RMBS certificates on which it had sued were time-barred. As a result, the original principal balance at issue in that case was reduced from USD 1.15 billion to approximately USD 400 million. The original principal balance at issue in the Southern District of New York case is approximately USD 400 million. In May 2015 the Kansas court, relying on a March 2015 decision rendered by the US Court of Appeals for the Tenth Circuit in a case filed by the NCUA against Barclays Capital, Inc., granted a motion for reconsideration filed by the NCUA and reinstated the NCUA’s claims against UBS for the ten certificates that had been dismissed in 2013.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 23 July 2015. In the table, “Resolved demands” are considered to be finally resolved, and include demands that are time-barred under the decision rendered by the New York Court of Appeals on 11 June 2015 in Ace Securities vs. DB Structured Products (Ace Decision). Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received – original principal balance of loans[1]
USD million	2006–2008	2009	2010	2011	2012	2013	2014	2015, through 23 July	Total
Resolved demands
Loan repurchases/make whole payments by UBS	12	1							13
Demands barred by statute of limitations		1	2	3	18	519	260		803
Demands rescinded by counterparty	110	104	19	303	237				773
Demands resolved in litigation	1	21							21
Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72		403
Demands in dispute
Demands in litigation			346	732	1,041				2,118
Demands in review by UBS				1					1
Total	122	205	368	1,084	1,404	618	332	0	4,133

1  Loans submitted by multiple counterparties are counted only once.

Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase, as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

Any future repurchase demands should be time-barred by virtue of the Ace Decision.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action (Trustee Suit) in the Southern District of New York

159

Notes to the UBS Group AG interim consolidated financial statements

Note 16 Provisions and contingent liabilities (continued)

seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. In January 2015, the court rejected plaintiffs’ efforts to seek damages for all loans purportedly in breach of representations and warranties in any of the three Transactions and limited plaintiffs to pursuing claims based solely on alleged breaches for loans identified in the complaint or other breaches that plaintiffs can establish were independently discovered by UBS. In February 2015, the court denied plaintiffs’ motion seeking reconsideration of its ruling. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the Federal Housing Finance Agency, on behalf of the Federal Home Loan Mortgage Corporation (Freddie Mac), filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages,” our balance sheet at 30 June 2015 reflected a provision of USD 772 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2014	849
Balance as of 31 March 2015	732
Increase in provision recognized in the income statement	42
Release of provision recognized in the income statement	0
Provision used in conformity with designated purpose	(2)
Balance as of 30 June 2015	772

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General (NYAG) relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator,

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Note 16 Provisions and contingent liabilities (continued)

manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In July 2015 the Luxembourg Court of Appeals dismissed one test appeal in its entirety, which decision has been appealed by the investor. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the US District Court for the Southern District of New York dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in June 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In December 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In January 2015, a court of appeal reversed a lower court decision in favor of UBS in one such case and ordered UBS to pay EUR 49 million, plus interest. UBS has filed an application for leave to appeal the decision.

4. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Co. of Puerto Rico and distributed by UBS Financial Services Inc. of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints, and arbitrations with aggregate claimed damages exceeding

USD 1.1 billion. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. Defendants’ motion to dismiss was denied. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014. In March 2015 a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid.

An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

In 2014 UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013. Pursuant to the settlement, UBS contributed USD 3.5 million to an investor education fund, offered USD 1.68 million in restitution to certain investors and, among other things, committed to undertake an additional review of certain client accounts to determine if additional restitution would be appropriate.

UBS is responding to requests from the SEC relating to an investigation into the practice of certain customers and a UBS financial advisor of using non-purpose loans to invest in closed-end fund securities in violation of their loan agreements and UBS policies, and related supervision issues. UBS also has been responding to information requests from FINRA regarding an investigation of investments in closed-end funds by certain customers who used such funds to collateralize non-purpose loans, and related sales practice and supervision issues. We also understand that the DOJ is conducting a criminal inquiry into the practice of certain customers and a UBS financial advisor of using non-purpose loans to invest in closed-end fund securities in violation of their loan agreements and UBS policies. We are cooperating with the authorities in these matters.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds

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Note 16 Provisions and contingent liabilities (continued)

by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. UBS’s petitions for appeal and reconsideration have been denied by the Supreme Court of Puerto Rico.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. Plaintiffs’ motion to consolidate that action with the federal class action filed in 2014 described above was denied. A motion for class certification was denied without prejudice to the right to refile the motion after limited discovery.

In June 2015 Puerto Rico’s Governor stated that the Commonwealth is unable to meet its obligations. The Governor’s statement and market reaction to it may increase the number of, and potential damages sought in, claims against UBS concerning Puerto Rico securities.

Our balance sheet at 30 June 2015 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR, and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Board of Governors of the Federal Reserve System (Federal Reserve Board), the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC) and the Hong Kong

Monetary Authority (HKMA). WEKO stated in 2014 that it had reason to believe that certain banks may have colluded to manipulate foreign exchange rates. A number of authorities also reportedly are investigating potential manipulation of precious metals prices. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. UBS has paid a total of approximately CHF 774 million to these authorities, including GBP 234 million in fines to the FCA, USD 290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits. The conduct described in the settlements and the FINMA order includes certain UBS personnel: engaging in efforts, alone or in cooperation/collusion with traders at other banks, to manipulate foreign exchange benchmark rates involving multiple currencies, attempts to trigger client stop-loss orders for UBS’s benefit, and inappropriate sharing of confidential client information. We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve processes and controls and requirements imposed by FINMA to apply compensation restrictions for certain employees and to automate at least 95% of our global foreign exchange and precious metals trading by 31 December 2016. In 2014, the HKMA announced the conclusion of its investigation into foreign exchange trading operations of banks in Hong Kong. The HKMA found no evidence of collusion among the banks or of manipulation of foreign exchange benchmark rates in Hong Kong. The HKMA also found that banks had internal control deficiencies with respect to their foreign exchange trading operations.

In May 2015, the DOJ’s Criminal Division (Criminal Division) terminated the NPA with UBS AG. As a result, UBS AG entered into a plea agreement with the Criminal Division pursuant to which UBS AG agreed to and did plead guilty to a one-count criminal information filed in the US District Court for the District of Connecticut charging UBS AG with one count of wire fraud in violation of 18 USC Sections 1343 and 2. Under the plea agreement, UBS AG agreed to a sentence that includes a USD 203 million penalty and a three-year term of probation. The criminal information charges that between approximately 2001 and 2010, UBS AG engaged in a scheme to defraud counterparties to interest rate derivatives transactions by manipulating benchmark interest rates, including Yen LIBOR. Sentencing is currently scheduled for 9 November 2015. The Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain of UBS AG’s employees committed criminal conduct that violated the NPA, including fraudulent and deceptive currency trading and

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Note 16 Provisions and contingent liabilities (continued)

sales practices in conducting certain foreign exchange market transactions with customers and collusion with other participants in certain foreign exchange markets.

In May 2015, the Federal Reserve Board and the Connecticut Department of Banking issued an Order to Cease and Desist and Order of Assessment of a Civil Monetary Penalty Issued upon Consent (Federal Reserve Order) to UBS AG. As part of the Federal Reserve Order, UBS AG paid a USD 342 million civil monetary penalty. The Federal Reserve Order is based on the Federal Reserve Board’s finding that UBS AG had deficient policies and procedures that prevented UBS AG from detecting and addressing unsafe and unsound conduct by foreign exchange traders and salespeople, including disclosures to traders of other institutions of confidential customer information, agreements with traders of other institutions to coordinate foreign exchange trading in a manner to influence certain foreign exchange benchmarks fixes and market prices, and trading strategies that raised potential conflicts of interest, possible agreements with traders of other institutions regarding bid/offer spreads offered to foreign exchange customers, the provision of information to customers regarding price quotes and how a customer’s foreign exchange order is filled.

UBS has been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) from prosecution for EUR/USD collusion and entered into a non-prosecution agreement covering other currency pairs. As a result, UBS AG will not be subject to prosecutions, fines or other sanctions for antitrust law violations by the Antitrust Division, subject to UBS AG’s continuing cooperation. However, the conditional immunity grant does not bar government agencies from asserting other claims and imposing sanctions against UBS AG, as evidenced by the settlements and ongoing investigations referred to above.

Investigations relating to foreign exchange matters by numerous authorities, including the SEC and CFTC, remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts against UBS and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In March 2015, UBS entered into a settlement agreement to resolve those actions. The agreement, which is subject to court approval, requires among other things that UBS pay USD 135 million and provide cooperation to the settlement class. In 2015, UBS has been added to putative class actions pending against other banks in federal court in New York on behalf of putative classes of persons who bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the US antitrust laws and the US Commodity Exchange Act (CEA) and for unjust enrichment. Since February 2015, putative class actions have been filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since January 1, 2003. The complaints assert claims under the CEA and the US antitrust laws. In June 2015, a putative class action was filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries, and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX, a benchmark rate used for various interest rate derivatives and other financial instruments. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency/immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and

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Notes to the UBS Group AG interim consolidated financial statements

Note 16 Provisions and contingent liabilities (continued)

negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, Swiss franc (CHF) LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. Under the NPA, we agreed, among other things, that for two years from 18 December 2012 UBS would not commit any US crime, and we would advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. The term of the NPA was extended by one year to 18 December 2015. In May 2015, the Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain of UBS AG’s employees committed criminal conduct that violated the NPA. As a result, UBS entered into a plea agreement with the DOJ under which it entered a guilty plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR, and agreed to pay a fine of USD 203 million and accept a three-year term of probation. The MAS, HKMA, ASIC and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions. In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and has paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the EC, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for CHF LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (Bureau) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, and US Dollar ISDAFIX. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR, EURIBOR or US Dollar ISDAFIX rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the CEA, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In May 2015, a putative class action was filed in federal court in New York against UBS and other financial institutions on behalf of US parties who transacted in financial instruments tied to GBP LIBOR. Plaintiffs allege that defendants conspired to manipulate GBP LIBOR and the prices of GBP LIBOR-based derivatives in violation of US antitrust laws and the CEA, among other theories, and seek unspecified compensatory damages, including treble damages. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants, and limited the CEA claims to contracts purchased between 15 April 2009 and May 2010. Certain plaintiffs have also appealed the dismissal of their antitrust claims. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss. In 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff’s federal antitrust and state unfair enrichment claims, and dismissed a portion of the plaintiff’s CEA claims. Discovery is currently stayed.

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Financial Information

Note 16 Provisions and contingent liabilities (continued)

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through January 2014, in violation of US antitrust laws and the CEA, among other theories, and seeks unspecified compensatory damages, including treble damages.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 June 2015 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 June 2015 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.2 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit sharing plans. These assessments are being challenged in administrative proceedings. In May 2015, the administrative court issued a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. This decision will be appealed.

8. Matters relating to the CDS market

In 2013, the EC issued a Statement of Objections against thirteen credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed European Union antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We submitted our response to the Statement of Objections and presented our position in an oral hearing in 2014. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and/or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008, and seek unspecified trebled compensatory damages and other relief. In 2014, the court granted in part and denied in part defendants’ motions to dismiss the complaint.

9. Equities trading systems and practices

UBS is responding to inquiries concerning the operation of UBS’s alternative trading system (ATS) (also referred to as a dark pool) and its securities order routing and execution practices from various authorities, including the SEC, the NYAG and the Financial Industry Regulatory Authority, who reportedly are pursuing similar investigations industry-wide.

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Notes to the UBS Group AG interim consolidated financial statements

Note 17 Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.6.15			31.3.15			31.12.14
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	6,515	(407)	6,108	6,606	(326)	6,281	7,126	(346)	6,780
Performance guarantees and similar instruments	3,053	(655)	2,398	3,187	(742)	2,445	3,285	(706)	2,579
Documentary credits	5,929	(1,584)	4,345	6,064	(1,624)	4,440	7,283	(1,740)	5,543
Total guarantees	15,497	(2,647)	12,850	15,857	(2,692)	13,165	17,694	(2,792)	14,902

Commitments
Loan commitments	47,345	(1,469)	45,877	46,935	(1,279)	45,656	50,688	(1,256)	49,431
Underwriting commitments	715	(211)	504	1,162	(278)	884	671	(329)	342
Total commitments	48,060	(1,680)	46,380	48,097	(1,557)	46,540	51,359	(1,586)	49,773

Forward starting transactions[1]
Reverse repurchase agreements	16,964			13,194			10,304
Securities borrowing agreements	64			34			125
Repurchase agreements	12,406			12,539			5,368

1  Cash to be paid in the future by either UBS or the counterparty.

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Financial information

Note 18 Changes in organization and disposals

Restructuring charges

Restructuring charges arise from programs that materially change either the scope of business undertaken by the Group or the manner in which such business is conducted. Restructuring charges are temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related charges, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring charges by business division and Corporate Center unit
	For the quarter ended			Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14
Wealth Management	69	46	38	115	78
Wealth Management Americas	24	24	7	48	18
Retail & Corporate	17	16	13	33	27
Global Asset Management	4	18	2	22	6
Investment Bank	66	70	27	136	151
Corporate Center	12	130	2	143	13
of which: Services	0	119	4	118	6
of which: Non-core and Legacy Portfolio	13	11	(2)	24	7
Total net restructuring charges	191	305	89	496	293
of which: personnel expenses	110	68	28	178	161
of which: general and administrative expenses	80	226	60	306	123
of which: depreciation and impairment of property, equipment and software	1	11	1	11	8
of which: amortization and impairment of intangible assets	0	0	0	0	1
Net restructuring charges by personnel expense category
	For the quarter ended			Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14
Salaries and variable compensation	129	68	37	197	168
Contractors	9	5	8	14	9
Social security	1	1	1	2	2
Pension and other post-employment benefit plans	(33)	(8)	(19)	(41)	(19)
Other personnel expenses	4	2	1	5	2
Total net restructuring charges: personnel expenses	110	68	28	178	161
Net restructuring charges by general and administrative expense category
	For the quarter ended			Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14
Occupancy	9	10	14	19	25
Rent and maintenance of IT and other equipment	(6)	31	2	24	3
Administration	1	2	0	4	1
Travel and entertainment	4	2	3	6	5
Professional fees	42	31	37	73	56
Outsourcing of IT and other services	47	22	20	70	32
Other[1]	(16)	127	(15)	110	3
Total net restructuring charges: general and administrative expenses	80	226	60	306	123

1   Mainly comprised of onerous real estate lease contracts.

167

Notes to the UBS Group AG interim consolidated financial statements

Note 18 Changes in organization and disposals (continued)

Disposal group held for sale

In the second quarter of 2015, UBS agreed to sell Global Asset Management’s Alternative Fund Services (AFS) business to Mitsubishi UFJ Financial Group Investor Services. The Global Asset Management Investment Fund Services business, which provides fund administration for traditional mutual funds, is not included in the sale. The sale is expected to close in the fourth quarter of 2015, subject to regulatory approval and other customary closing conditions.

The assets and liabilities of the AFS business which will be transferred to Mitsubishi UFJ Financial Group Investor Services upon completion of the transaction are almost entirely held within Global Asset Management and, as of 30 June 2015, totaled CHF 254 million and CHF 2,759 million, respectively. These assets and liabilities are presented as a disposal group held-for-sale within Other assets and Other liabilities and do not include receivables and payables the AFS business has with consolidated entities in the UBS Group. Such intercompany assets and liabilities totaled approximately CHF 3,100 million and CHF 350 million, respectively.

Note 19 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s foreign operations into Swiss francs.

	Spot rate				Average rate[1]
	As of				For the quarter ended			Year-to-date
	30.6.15	31.3.15	31.12.14	30.6.14	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14
1 USD	0.94	0.97	0.99	0.89	0.94	0.95	0.89	0.94	0.89
1 EUR	1.04	1.04	1.20	1.21	1.04	1.05	1.22	1.04	1.22
1 GBP	1.47	1.44	1.55	1.52	1.45	1.43	1.50	1.44	1.49
100 JPY	0.76	0.81	0.83	0.88	0.77	0.80	0.87	0.78	0.87

1  Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

168

Financial information

Interim consolidated financial information UBS AG (unaudited)

This section contains a comparison of selected financial information between UBS Group AG (consolidated) and UBS AG (consolidated), as well as key figures for UBS AG (consolidated). Refer to www.ubs.com/investors for the interim consolidated financial statements of UBS AG, which will be published on 31 July 2015.

Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)

The table on the next page shows the differences between UBS Group AG (consolidated) and UBS AG (consolidated) selected financial, capital and liquidity and funding information as of or for the period ended 30 June 2015. These differences relate to:

–

Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income, and operating expenses related to transactions with UBS Group AG are not subject to elimination in the UBS AG (consolidated) financial statements, but are eliminated in the UBS Group AG (consolidated) financial statements.

–

The accounting policies applied under International Financial Reporting Standards (IFRS) in both financial statements are identical. However, there are differences in equity and net profit, as a small portion of UBS AG shares is still held by shareholders with a non-controlling interest (NCI) and due to different presentation requirements related to preferred notes issued by UBS AG.

–

Total equity of UBS Group AG consolidated includes non-controlling interests in UBS AG. Most of the difference in equity attributable to shareholders between the consolidated equity of UBS Group AG and UBS AG relates to these non-controlling interests. Net profit attributable to minority shareholders of UBS AG is presented as net profit attributable to NCI in the consolidated income statement of UBS Group AG.

–

Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to NCI, while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–

Fully applied total capital of UBS AG (consolidated) is lower than for UBS Group AG (consolidated), reflecting lower AT1 capital and lower tier 2 capital, partly offset by higher CET1 capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected on the level of UBS Group AG following the transfer of the grantor function for the Group’s employee deferred compensation plans from UBS AG to UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes and the 2014 deferred contingent capital plan (DCCP) award held on a UBS Group AG level. The difference in tier 2 capital relates to 2012 and 2013 DCCP awards held at the UBS Group AG level.

169

Interim consolidated financial information UBS AG (unaudited)

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)

	As of or for the quarter ended 30.6.15
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)
Income statement
Operating income	7,818	7,784	34	0
Operating expenses	6,059	6,087	(28)	0
Operating profit/(loss) before tax	1,759	1,698	61	4
Net profit/(loss)	1,316	1,255	61	5
of which: net profit/(loss) attributable to shareholders	1,209	1,178	31	3
of which: net profit/(loss) attributable to preferred noteholders	0	76	(76)	(100)
of which: net profit/(loss) attributable to non-controlling interests	106	1	105
Balance sheet
Total assets	950,168	951,528	(1,360)	0
Total liabilities	896,915	897,966	(1,051)	0
Total equity	53,253	53,562	(309)	(1)
of which: equity attributable to shareholders	50,211	51,685	(1,474)	(3)
of which: equity attributable to preferred noteholders	0	1,840	(1,840)	(100)
of which: equity attributable to non-controlling interests	3,042	38	3,004
Capital information (fully applied)
Common equity tier 1 capital	30,265	32,834	(2,569)	(8)
Additional tier 1 capital	3,777	0	3,777
Tier 2 capital	10,531	9,613	918	10
Total capital	44,573	42,447	2,126	5
Risk-weighted assets	209,777	210,400	(623)	0
Common equity tier 1 capital ratio (%)	14.4	15.6	(1.2)
Total capital ratio (%)	21.2	20.2	1.0
Leverage ratio denominator	944,422	946,457	(2,035)	0
Leverage ratio (%)	4.7	4.5	0.2
Share information
Shares issued (number of shares)	3,759,320,804	3,858,408,466	(99,087,662)	(3)
Shares outstanding (number of shares)	3,663,403,008	3,856,268,548	(192,865,540)	(5)
Diluted earnings per share (CHF)	0.32	0.31	0.01	3
Tangible book value per share (CHF)	12.04	11.78	0.26	2

170

Financial information

As of or for the quarter ended 31.3.15				As of or for the quarter ended 31.12.14
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)

8,841	8,860	(19)	0	6,746	6,745	1	0
6,134	6,167	(33)	(1)	6,342	6,333	10	0
2,708	2,693	15	1	404	412	(8)	(2)
2,038	2,023	15	1	919	927	(9)	(1)
1,977	2,023	(46)	(2)	858	893	(36)	(4)
0	0	0		31	31	0	0
61	0	61		29	2	27

1,048,850	1,050,122	(1,272)	0	1,062,478	1,062,327	151	0
993,194	994,379	(1,185)	0	1,008,110	1,008,162	(52)	0
55,656	55,742	(86)	0	54,368	54,165	203	0
52,359	53,815	(1,456)	(3)	50,608	52,108	(1,500)	(3)
0	1,889	(1,889)	(100)	0	2,013	(2,013)	(100)
3,298	39	3,259		3,760	45	3,715

29,566	31,725	(2,159)	(7)	28,941	30,805	(1,864)	(6)
3,949	0	3,949		467	0	467
10,975	10,038	936	9	11,398	10,451	947	9
44,490	41,763	2,727	7	40,806	41,257	(451)	(1)
216,385	216,893	(508)	0	216,462	217,158	(696)	0
13.7	14.6	(0.9)		13.4	14.2	(0.8)
20.6	19.3	1.3		18.9	19.0	(0.1)
976,934	978,709	(1,775)	0	997,822	999,124	(1,302)	0
4.6	4.3	0.3		4.1	4.1	0.0

3,739,518,390	3,844,560,913	(105,042,523)	(3)	3,717,128,324	3,844,560,913	(127,432,589)	(3)
3,654,259,506	3,835,846,436	(181,586,930)	(5)	3,629,256,587	3,842,445,658	(213,189,071)	(6)
0.53	0.53	0.00	0	0.23	0.23	0.00	0
12.59	12.33	0.26	2	12.14	11.80	0.34	3

171

Interim consolidated financial information UBS AG (unaudited)

UBS AG (consolidated) key figures

	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.6.15	31.3.15	31.12.14	30.6.14	30.6.15	30.6.14

Results
Operating income	7,784	8,860	6,745	7,147	16,644	14,405
Operating expenses	6,087	6,167	6,333	5,929	12,254	11,794
Operating profit/(loss) before tax	1,698	2,693	412	1,218	4,391	2,611
Net profit/(loss) attributable to UBS AG shareholders	1,178	2,023	893	792	3,201	1,846
Diluted earnings per share (CHF)	0.31	0.53	0.23	0.21	0.83	0.48

Key performance indicators[1]
Profitability
Return on tangible equity (%)	10.4	17.7	8.2	7.5	14.1	8.8
Return on assets, gross (%)	3.1	3.4	2.6	2.9	3.2	2.9
Cost/income ratio (%)	78.1	69.5	93.1	82.8	73.5	82.0
Growth
Net profit growth (%)	(41.8)	126.5	17.2	(24.9)	73.4	10.0
Net new money growth for combined wealth management businesses (%)[3]	1.5	3.8	1.7	1.9	2.6	2.4
Resources
Common equity tier 1 capital ratio (fully applied, %)[2]	15.6	14.6	14.2	13.5	15.6	13.5
Leverage ratio (phase-in, %)[4]	5.1	5.3	5.4	5.3	5.1	5.3

Additional information
Profitability
Return on equity (RoE) (%)	8.9	15.3	6.9	6.4	12.1	7.6
Return on risk-weighted assets, gross (%)[5]	14.5	16.1	12.3	12.5	15.3	12.5
Resources
Total assets	951,528	1,050,122	1,062,327	982,605	951,528	982,605
Equity attributable to UBS AG shareholders	51,685	53,815	52,108	49,532	51,685	49,532
Common equity tier 1 capital (fully applied)[2]	32,834	31,725	30,805	30,590	32,834	30,590
Common equity tier 1 capital (phase-in)[2]	39,169	41,808	44,090	41,858	39,169	41,858
Risk-weighted assets (fully applied)[2]	210,400	216,893	217,158	226,736	210,400	226,736
Risk-weighted assets (phase-in)[2]	212,173	219,376	221,150	229,908	212,173	229,908
Common equity tier 1 capital ratio (phase-in, %)[2]	18.5	19.1	19.9	18.2	18.5	18.2
Total capital ratio (fully applied, %)[2]	20.2	19.3	19.0	18.1	20.2	18.1
Total capital ratio (phase-in, %)[2]	23.8	24.5	25.6	23.9	23.8	23.9
Leverage ratio (fully applied, %)	4.5	4.3	4.1	4.2	4.5	4.2
Leverage ratio denominator (fully applied)[4]	946,457	978,709	999,124	980,552	946,457	980,552
Leverage ratio denominator (phase-in)[4]	950,953	983,822	1,006,001	986,577	950,953	986,577
Other
Invested assets (CHF billion)[6]	2,628	2,708	2,734	2,507	2,628	2,507
Personnel (full-time equivalents)	59,648	60,113	60,155	60,087	59,648	60,087
Market capitalization[7]	76,589	70,355	63,243	62,542	76,589	62,542
Total book value per share (CHF)[7]	13.40	14.03	13.56	13.20	13.40	13.20
Tangible book value per share (CHF)[7]	11.78	12.33	11.80	11.54	11.78	11.54

1  Refer to the “Measurement of performance” section of UBS’s Annual Report 2014 for the definitions of our key performance indicators.    2  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    3  Based on adjusted net new money which excludes the negative effect on net new money of CHF 6.6 billion in Wealth Management from our balance sheet and capital optimization efforts in the second quarter of 2015.    4  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    5  Based on phase-in Basel III risk-weighted assets.    6  Includes invested assets for Retail & Corporate.    7  Refer to the “UBS shares” section of this report for more information.

172

Financial information

Supplemental financial information

(unaudited) for selected legal entities

of the UBS Group

173

Supplemental financial information (unaudited) for

selected legal entities of the UBS Group

UBS Group AG (standalone)

Income statement

	For the quarter ended		% change from	Year-to-date
CHF million	30.6.15	31.3.15	1Q15	30.6.15
Dividend income from the investment in UBS AG	1,869	0		1,869
Other operating income	95	48	98	143
Operating income	1,964	48		2,012
Operating expenses	102	144	(29)	247
Operating profit/(loss) before tax	1,862	(97)		1,765
Tax expense/(benefit)	0	0		0
Net profit/(loss)	1,862	(97)		1,765

Balance sheet

				% change from
CHF million	30.6.15	31.3.15	31.12.14	31.3.15	31.12.14
Current assets	2,534	2,613	1,457	(3)	74
Non-current assets	43,151	42,785	39,074	1	10
of which: investment in UBS AG	39,407	38,926	38,691	1	2
Total assets	45,685	45,398	40,531	1	13
Short-term liabilities	2,371	1,684	1,065	41	123
Long-term liabilities	5,915	5,772	2,313	2	156
of which: additional tier 1 capital notes	3,338	3,432	0	(3)
Total liabilities	8,286	7,456	3,377	11	145
of which: deferred contingent capital plan	977	841	794	16	23
of which: other deferred compensation plans	2,212	1,862	2,333	19	(5)
Share capital[1]	376	374	372	1	1
General reserve[2]	36,966	38,567	38,321	(4)	(4)
Voluntary earnings reserve[3]	1,755	(107)	(10)
Treasury shares	(1,697)	(892)	(1,529)	90	11
Equity attributable to shareholders	37,399	37,942	37,154	(1)	1
Total liabilities and equity	45,685	45,398	40,531	1	13
1  Refer to “UBS shares” in the “Capital management” section of this report for information on the issuance of UBS Group AG shares during the second quarter of 2015    2  During the second quarter of 2015, a cash dividend of CHF 0.50 per dividend-bearing share, totaling CHF 1,822 million, was made out of the capital contribution reserve within the General reserve, as approved at the Annual General Meeting of shareholders held on 7 May 2015.    3  Represents cumulative net profit/(loss) for the quarters ended 30 June 2015, 31 March 2015 and 31 December 2014.

Basis of accounting

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). Further information on the accounting policies applied for the standalone financial statements of UBS Group AG can be found in “Note 2 Accounting policies” of the UBS Group AG standalone financial statements in the Annual Report 2014. In preparing the interim financial information for UBS Group AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2014. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in the Annual Report 2014.

174

Financial information

Changes in legal structure

Establishment of UBS Switzerland AG

UBS Switzerland AG is a stock corporation (Aktiengesellschaft) incorporated and organized under the laws of, and domiciled in, Switzerland, with its registered office at Bahnhofstrasse 45, Zurich.

UBS Switzerland AG was incorporated on 3 September 2014 as a wholly owned subsidiary of UBS AG. Between 3 September 2014 and 31 March 2015, UBS Switzerland AG had a share capital of 100,000, but no operations and hence recorded virtually no profit or loss during that period. On 12 May 2015, the share capital of UBS Switzerland AG was increased to CHF 10 million and on 21 May 2015, UBS Switzerland AG received banking, securities dealer and custodian bank licenses from FINMA.

On 14 June 2015, UBS AG transferred its Retail & Corporate and Wealth Management businesses booked in Switzerland to UBS Switzerland AG. This business transfer was executed by way of transfer of assets and liabilities in accordance with articles 69 ff. of the Swiss Federal Act on Merger, Scission, Conversion and Transfer of Assets and Liabilities (Merger Act) as an equity contribution to UBS Switzerland AG, thereby increasing UBS AG’s investment in UBS Switzerland AG. The transfer was recorded retrospectively as of 1 April 2015 and transactions impacting the businesses transferred to UBS Switzerland AG which occurred on or after 1 April 2015 were recorded in UBS Switzerland AG.

The opening balance sheet of UBS Switzerland AG as of 1 April 2015, presented within the table on page 179, was subject to audit by Ernst & Young.

Business transferred to UBS Switzerland AG

The following businesses and related functions booked in Switzerland were transferred from UBS AG to UBS Switzerland AG:

i.

The Retail & Corporate and Wealth Management businesses of UBS AG, including the front office and middle office functions, but excluding certain specific transactions, as outlined in the “Businesses retained in UBS AG” paragraph;

ii.	other businesses of UBS AG, mainly from the Investment Bank, including market-making on the SIX Swiss Exchange, secured financing transactions and the bank notes business;
iii.	the access to financial market infrastructure serving the business, including payment and custody infrastructure, third-party brokers and certain exchange memberships; and
iv.	selected finance, risk control and legal functions, generally part of Corporate Center, aligned with the businesses mentioned under items i to iii above.

Businesses retained in UBS AG

The following businesses and related functions have been retained by UBS AG:

i.	Retail & Corporate and Wealth Management business booked outside Switzerland;
ii.

certain Retail & Corporate and Wealth Management business transactions (mainly comprised of derivative transactions) booked within Switzerland. This particularly relates to clients that had entered into international trading agreements with various UBS AG branches (multi-branch trading agreements); and

iii.

the business or functions of the Corporate Center and all other business divisions of UBS AG, in particular Wealth Management Americas, Global Asset Management and the Investment Bank, with the exception of the aforementioned functions aligned with the transferred businesses.

Financial accounting effects for UBS AG and UBS Switzerland AG

Both UBS AG and UBS Switzerland AG prepare standalone financial statements in accordance with Swiss GAAP (FINMA Circular 2008/2 and the Banking Ordinance). UBS AG and UBS Switzerland AG are making use of a transition period and will adopt revised Swiss GAAP (in accordance with the amended Banking Ordinance and the new FINMA circular 2015/1) as part of their 2015 year-end reporting.

UBS AG’s investment in UBS Switzerland AG

The business transfer resulted in a CHF 7,822 million increase in UBS AG’s investment in UBS Switzerland AG and a corresponding increase in the General reserve of UBS Switzerland AG. The value of this equity contribution was equal to the net book value of assets and liabilities transferred to, or assumed by, UBS Switzerland AG immediately prior to the transfer. UBS AG did not recognize any gains or losses as a result of the transfer.

Transfer of third party assets and liabilities from UBS AG to UBS Switzerland AG

Total assets and liabilities transferred from UBS AG to UBS Switzerland AG amounted to CHF 272,634 million and CHF 274,671 million, respectively. The transfer of the Retail & Corporate and

175

Supplemental financial information (unaudited) for

selected legal entities of the UBS Group

Wealth Management business booked in Switzerland resulted in the transfer of nearly all mortgage loans, a significant portion of Lombard and other loans, the majority of amounts due to customers on savings and deposit accounts as well as the majority of other amounts due to customers.

Additionally, certain foreign exchange and interest rate derivative instruments with Retail & Corporate and Wealth Management clients were transferred. The transfer of receivables from and payables to banks mainly related to positions with UBS Group subsidiaries entered into in connection with the Wealth Management business and Group ALM functions. Balances with UBS Group subsidiaries are mainly due to UBS Switzerland AG assuming the clearing account of UBS AG (and any related receivables and payables) in connection with the business transfer. They are expected to decrease over time as UBS Group subsidiaries and their clients update their settlement instructions for the newly established UBS AG clearing accounts. The remainder of the assets and liabilities transferred mainly consisted of alternative funding sources such as liquid assets, money market paper and financial investments in connection with the management of liquidity risk of UBS Switzerland AG.

Intercompany assets and liabilities between UBS AG and UBS Switzerland AG

As a result of the business transfer, certain internal transactions between businesses and functions of UBS AG became intercompany transactions between UBS AG and UBS Switzerland AG as of 1 April 2015. These transactions mainly relate to securities financing transactions, on-demand payables and receivables in various currencies, derivative instruments which transfer the market risk of derivative transactions with Retail & Corporate and Wealth Management from UBS Switzerland AG to UBS AG, as well as derivatives to manage the UBS Switzerland AG interest rate risk.

Recognition of goodwill by UBS Switzerland AG

As part of the business transfer and in addition to net assets of CHF 7,822 million, UBS Switzerland AG recognized goodwill of CHF 5,250 million. This goodwill will be amortized over five years.

The business transfer did not result in the recognition of a tax expense for UBS Group. As a result of a partial transfer of existing UBS AG tax losses to UBS Switzerland AG, as well as the aforementioned recognition of goodwill, UBS Group’s tax position in Switzerland and globally remains materially unchanged.

Other

For UBS AG, the business transfer also resulted in a balance sheet reclassification of fiduciary deposits, totaling CHF 9,977 million, from Other amounts due to customers to Due to banks, as the counterparty to these liabilities is now UBS Switzerland AG and not its clients. For UBS Switzerland AG, these fiduciary deposits are recorded as off-balance sheet positions as UBS Switzerland AG only acts in a fiduciary capacity for these deposits.

UBS Switzerland AG has also recognized CHF 7,782 million of contingent liabilities and CHF 7,784 million of irrevocable commitments off-balance sheet as a result of the business transfer.

The tables on the following pages provide the details of the financial accounting effects described above.

Joint and several liability

As of the asset transfer date, UBS AG assumed joint liability for approximately CHF 260 billion of obligations of UBS Switzerland AG, excluding the collateralized portion of secured contractual obligations. In turn, UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of obligations of UBS AG, excluding the collateralized portion of secured contractual obligations and covered bonds. For more information on the joint and several liability, refer to “UBS AG (standalone)” and “UBS Switzerland AG (standalone) interim financial statements.”

Loss-absorbing capital

Subsequent to the business transfer, UBS Switzerland AG issued high-trigger loss-absorbing capital instruments in the amount of CHF 1,500 million and low-trigger loss-absorbing capital instruments in the amount CHF 2,500 million. These instruments are held by UBS AG and qualify as additional tier 1 capital and tier 2 capital, respectively, for UBS Switzerland AG.

176

Financial information

UBS AG (standalone): reconciliation of pre- and post-transfer balance sheet

CHF million, Swiss GAAP	Balance sheet as of 31.3.15	Transfer of third-party assets and liabilities to UBS Switzerland AG1	Intercompany assets and liabilities with UBS Switzerland AG as counterparty	Investment in UBS Switzerland AG and other items	Balance sheet as of 1.4.15

Assets
Liquid assets	60,944	(30,564)			30,380
Money market paper	13,030	(5,825)			7,204
Due from banks	116,687	(13,953)	35,955		138,689
Due from customers	186,418	(44,119)			142,299
Mortgage loans	155,391	(151,121)			4,270
Trading balances in securities and precious metals	96,966	(2,762)			94,204
Financial investments	48,505	(20,269)			28,236
Investments in subsidiaries and other participations	26,243	(42)		7,822	34,022
Fixed assets	5,933	(22)			5,911
Accrued income and prepaid expenses	2,157	(276)	46		1,926
Positive replacement values	45,234	(3,017)	651		42,868
Other assets	3,709	(663)	2,057	424	5,526
Total assets	761,216	(272,634)	38,708	8,246	535,538

Liabilities
Money market paper issued	32,042	(36)			32,006
Due to banks	91,758	(23,332)	48,452	9,977	126,855
Trading portfolio liabilities	21,884	(191)			21,693
Due to customers on savings and deposit accounts	111,585	(96,542)			15,043
Other amounts due to customers	276,535	(142,032)		(9,977)	124,526
Medium-term notes	539	(539)			0
Bonds issued and loans from central mortgage institutions	73,648	(7,865)			65,783
Financial liabilities designated at fair value	45,968	0			45,968
Accruals and deferred income	4,147	(314)	5		3,838
Negative replacement values	48,398	(2,109)	75		46,363
Other liabilities	8,098	(1,538)	37	424	7,021
Allowances and provisions	2,542	(174)			2,369
Total liabilities	717,144	(274,671)	48,569	424	491,466

Equity
Share capital	384				384
General reserve	28,453				28,453
Other reserves	5,689				5,689
Retained earnings available for appropriation	7,849				7,849
Net profit/(loss) for the year-to-date period	1,696				1,696
Equity attributable to shareholders	44,072				44,072
Total liabilities and equity	761,216	(274,671)	48,569	424	535,538

1  Includes balances with other UBS Group subsidiaries.

177

Supplemental financial information (unaudited) for

selected legal entities of the UBS Group

UBS AG (standalone): reconciliation of pre- and post-transfer off-balance sheet items

CHF million (except where indicated), Swiss GAAP	As of 31.3.15	Transfer of third-party UBS AG positions	Intercompany positions with UBS Switzerland AG as counterparty	As of 1.4.15
Contingent liabilities	38,986	(7,782)	74	31,278
Irrevocable commitments	49,448	(7,784)	0	41,665
Forward starting transactions[1]	16,394		881	17,275
Liabilities for calls on shares and other equities	45	(37)		7
Derivative instruments
Positive replacement values (before replacement value netting)[2]	237,179	(3,107)	5,842	239,914
Negative replacement values (before replacement value netting)[2]	240,341	(2,200)	5,269	243,411
Notional values (CHF billion)[3]	21,541	(127)	298	21,712
Fiduciary deposits	7,538	(6,581)		957

1  Cash to be paid in the future by either UBS AG or the counterparty.    2  Replacement values are presented net of cash collateral where applicable and permitted.    3  Represents the sum of notional values related to positive and negative replacement values and other notional values.

178

Financial information

UBS Switzerland AG (standalone): reconciliation of pre- and post-transfer balance sheet

CHF million, Swiss GAAP	Balance sheet as of 31.3.15	Transfer of third-party assets and liabilities from UBS AG1	Intercompany assets and liabilities with UBS AG as counterparty	Subtotal including equity	Recognition of goodwill	Balance sheet as of 1.4.15

Assets
Liquid assets		30,564		30,564		30,564
Money market paper		5,825		5,825		5,825
Due from banks	0	13,953	48,452	62,405		62,405
Due from customers		44,119		44,119		44,119
Mortgage loans		151,121		151,121		151,121
Trading balances in securities and precious metals		2,762		2,762		2,762
Financial investments		20,269		20,269		20,269
Investments in subsidiaries and other participations		42		42		42
Fixed assets		22		22	5,250	5,272
Accrued income and prepaid expenses		276	5	281		281
Positive replacement values		3,017	75	3,092		3,092
Other assets		663	37	700		700
Total assets	0	272,634	48,569	321,203	5,250	326,452

Liabilities
Money market paper issued		36		36		36
Due to banks		23,332	35,955	59,287		59,287
Trading portfolio liabilities		191		191		191
Due to customers on savings and deposit accounts		96,542		96,542		96,542
Other amounts due to customers		142,032		142,032		142,032
Medium-term notes		539		539		539
Bonds issued and loans from central mortgage institutions		7,865		7,865		7,865
Financial liabilities designated at fair value		0		0		0
Accruals and deferred income		314	46	360		360
Negative replacement values		2,109	651	2,760		2,760
Other liabilities		1,538	2,057	3,594		3,594
Allowances and provisions		174		174		174
Total liabilities		274,671	38,710	313,381		313,381

Equity
Share capital	0			0		0
General reserve				7,822	5,250	13,072
Other reserves
Net profit/(loss) for the year-to-date period
Equity attributable to shareholders	0			7,822	5,250	13,072
Total liabilities and equity	0	274,671	38,710	321,203	5,250	326,452

1  Includes balances with other UBS Group subsidiaries.

179

Supplemental financial information (unaudited) for

selected legal entities of the UBS Group

UBS Switzerland AG (standalone): reconciliation of pre- and post-transfer off-balance sheet items

CHF million (except where indicated), Swiss GAAP	As of 31.3.15	Transfer of third-party UBS AG positions	Intercompany positions with UBS AG as counterparty	Other items	As of 1.4.15
Contingent liabilities		7,782			7,782
Irrevocable commitments		7,784			7,784
Forward starting transactions[1]			881		881
Liabilities for calls on shares and other equities		37			37
Derivative instruments
Positive replacement values (before replacement value netting)[2]		3,107	5,269		8,376
Negative replacement values (before replacement value netting)[2]		2,200	5,842		8,042
Notional values (CHF billion)[3]		127	298		426
Fiduciary deposits		6,581		9,977	16,558

1  Cash to be paid in the future by either UBS Switzerland AG or the counterparty.    2  Replacement values are presented net of cash collateral where applicable and permitted.    3  Represents the sum of notional values related to positive and negative replacement values and other notional values.

180

Financial information

UBS AG (standalone)

Income statement

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.15	31.3.15[1]	30.6.14[1]	1Q15	2Q14	30.6.15	30.6.14[1]
Interest and discount income	1,493	2,110	2,110	(29)	(29)	3,603	4,143
Interest and dividend income from trading portfolio	805	649	772	24	4	1,455	1,522
Interest and dividend income from financial investments	46	51	49	(10)	(6)	97	91
Interest expense	(1,915)	(1,463)	(2,057)	31	(7)	(3,377)	(3,645)
Net interest income	430	1,348	874	(68)	(51)	1,778	2,111
Credit-related fees and commissions	87	105	122	(17)	(29)	192	214
Fee and commission income from securities and investment business	756	1,619	1,569	(53)	(52)	2,376	3,301
Other fee and commission income	23	127	156	(82)	(85)	150	320
Fee and commission expense	(307)	(289)	(278)	6	10	(596)	(588)
Net fee and commission income	560	1,563	1,569	(64)	(64)	2,123	3,247
Net trading income	548	2,197	1,054	(75)	(48)	2,745	2,264
Net income from disposal of financial investments	34	94	50	(64)	(32)	128	75
Dividend income from investments in subsidiaries and other participations	134	278	365	(52)	(63)	412	387
Income from real estate holdings	122	172	6	(29)		294	13
Sundry ordinary income	1,261	724	1,118	74	13	1,985	2,051
Sundry ordinary expenses	(133)	(139)	(401)	(4)	(67)	(272)	(902)
Other income from ordinary activities	1,418	1,129	1,139	26	24	2,547	1,624
Operating income	2,955	6,237	4,636	(53)	(36)	9,192	9,246
Personnel expenses	1,367	2,349	2,218	(42)	(38)	3,716	4,360
General and administrative expenses	1,249	1,369	1,311	(9)	(5)	2,618	2,560
Operating expenses	2,616	3,718	3,529	(30)	(26)	6,334	6,920
Operating profit	340	2,518	1,107	(86)	(69)	2,858	2,326
Impairment of investments in subsidiaries and other participations	550	986	43	(44)		1,536	219
Depreciation of fixed assets	155	170	149	(9)	4	325	297
Allowances, provisions and losses	(20)	80	177			60	193
Profit/(loss) before extraordinary items and tax	(345)	1,282	738			937	1,618
Extraordinary income	77	537	350	(86)	(78)	613	534
of which: reversal of impairments and provisions of subsidiaries and other participations	32	17	237	88	(86)	49	359
Extraordinary expenses	(5)	0	(57)		(91)	(6)	(57)
Tax (expense)/benefit	(89)	(122)	(53)	(27)	68	(211)	(87)
Net profit/(loss) for the period	(362)	1,696	977			1,334	2,008

1  Comparative amounts presented for 31 March 2015 and 30 June 2014 include the results of the Retail & Corporate and Wealth Management businesses booked in Switzerland, which were transferred from UBS AG to UBS Switzerland AG effective 1 April 2015. Refer to “Changes in legal structure” for more information.

181

Supplemental financial information (unaudited) for

selected legal entities of the UBS Group

Balance sheet

				% change from
CHF million	30.6.15	31.3.15[1]	31.12.14[1]	31.3.15	31.12.14

Assets
Liquid assets	47,542	60,944	95,711	(22)	(50)
Money market paper	5,992	13,030	10,966	(54)	(45)
Due from banks	117,193	116,687	112,649	0	4
Due from customers	140,507	186,418	183,091	(25)	(23)
Mortgage loans	4,369	155,391	155,406	(97)	(97)
Trading balances in securities and precious metals	88,631	96,966	101,820	(9)	(13)
Financial investments	26,822	48,505	37,154	(45)	(28)
Investments in subsidiaries and other participations	34,715	26,243	27,199	32	28
Fixed assets	6,048	5,933	5,932	2	2
Accrued income and prepaid expenses	2,049	2,157	2,012	(5)	2
Positive replacement values	21,730	45,234	42,385	(52)	(49)
Other assets	3,604	3,709	3,568	(3)	1
Total assets	499,202	761,216	777,893	(34)	(36)

Liabilities
Money market paper issued	36,566	32,042	34,235	14	7
Due to banks	113,247	91,758	94,952	23	19
Trading portfolio liabilities	20,639	21,884	18,965	(6)	9
Due to customers on savings and deposit accounts	13,920	111,585	112,709	(88)	(88)
Other amounts due to customers	120,039	276,535	289,779	(57)	(59)
Medium-term notes	0	539	602	(100)	(100)
Bonds issued and loans from central mortgage institutions	69,440	73,648	77,067	(6)	(10)
Financial liabilities designated at fair value	44,807	45,968	49,803	(3)	(10)
Accruals and deferred income	3,841	4,147	4,700	(7)	(18)
Negative replacement values	27,091	48,398	42,911	(44)	(37)
Other liabilities	5,575	8,098	6,962	(31)	(20)
Allowances and provisions	1,958	2,542	2,831	(23)	(31)
Total liabilities	457,124	717,144	735,517	(36)	(38)

Equity
Share capital[2]	386	384	384	0	0
General reserve[3]	34,669	28,453	28,453	22	22
Other reserves	5,689	5,689	5,689	0	0
Retained earnings available for appropriation[3]		7,849		(100)
Net profit/(loss) for the year-to-date period	1,334	1,696	7,849	(21)	(83)
Equity attributable to shareholders	42,078	44,072	42,376	(5)	(1)
Total liabilities and equity	499,202	761,216	777,893	(34)	(36)

1  Comparative balances presented for 31 March 2015 and 31 December 2014 include the Retail & Corporate and Wealth Management businesses booked in Switzerland, which were transferred from UBS AG to UBS Switzerland AG effective 1 April 2015. Refer to “Changes in legal structure” for more information.    2  Refer to “UBS shares” in the “Capital management” section of this report for information on the issuance of UBS Group AG shares during the second quarter of 2015.    3  During the second quarter of 2015, the 2014 net profit of CHF 7,849 million was appropriated to the General reserve and a payment of a cash dividend of CHF 0.50 per dividend-bearing share, totaling CHF 1,632 million, was made out of the capital contribution reserve within the General reserve, as approved at the Annual General Meeting of shareholders held on 7 May 2015.

182

Financial information

Basis of accounting

The UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2008/2 and the Banking Ordinance). UBS AG is making use of a transition period and will adopt revised Swiss GAAP (in accordance with the amended Banking Ordinance and the new FINMA circular 2015/1) as part of the 2015 year-end reporting. The accounting policies are principally the same as the IFRS-based accounting policies for the consolidated financial statements outlined in Note 1 of the consolidated financial statements in the UBS AG Annual Report 2014. Major differences between the Swiss GAAP requirements and IFRS are described in Note 38 to the consolidated financial statements in the UBS AG Annual Report 2014. Further information on the accounting policies applied for the standalone financial statements of UBS AG can be found in Note 2 to the UBS AG standalone financial statements in the UBS AG Annual Report 2014.

In preparing the interim financial information for UBS AG, the same accounting policies and methods of computation have been applied as in the annual financial statements of UBS AG as of 31 December 2014. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in the UBS AG Annual Report 2014.

Joint and several liability

In June 2015, the Retail & Corporate and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act (refer to “Changes in legal structure” for more information). Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, that were transferred to UBS Switzerland AG. UBS AG has no liability for new obligations incurred by UBS Switzerland AG after the asset transfer date.

As of the asset transfer date, UBS AG assumed joint liability for approximately CHF 260 billion of obligations of UBS Switzerland AG, excluding the collateralized portion of secured contractual obligations. The joint liability amount will decline as obligations mature, terminate or are novated following the asset transfer date.

183

Supplemental financial information (unaudited) for

selected legal entities of the UBS Group

Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital

CHF billion	30.6.15	31.3.15	31.12.14
Equity – Swiss federal banking law[1]	42.1	44.1	42.5
Deferred tax assets	2.1	2.5	3.5
Defined benefit plans	0.0	2.9	3.7
Investments in the finance sector	(10.0)	(8.5)	(9.2)
Goodwill and intangible assets	(0.4)	(0.4)	(0.4)
Other[2]	(3.3)	(5.1)	(4.3)
Common equity tier 1 capital (phase-in)	30.6	35.4	35.9
Tier 2 capital	1.2	6.3	6.4
Total capital (phase-in)	31.8	41.7	42.2

1  Equity under Swiss federal banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive CET1 capital in accordance with Swiss SRB Basel III requirements.    2  Includes accruals for capital returns to shareholders and other items.

Regulatory key figures

CHF million, except where indicated	Requirement		Actual
	30.6.15	30.6.15	31.3.15	31.12.14
Capital ratios – Swiss SRB Basel III (phase-in)[1]
Common equity tier 1 capital[2]	22,277	30,589	35,412	35,851
Tier 2 capital		1,239	6,290	6,390
Total capital	31,188	31,827	41,702	42,241
Risk-weighted assets		222,767	293,669	293,889
Common equity tier 1 capital ratio (%)	10.0	13.7	12.1	12.2
Total capital ratio (%)	14.0	14.3	14.2	14.4
Leverage ratio – Swiss SRB (phase-in)[1]
Total capital		31,827	41,702	42,241
Leverage ratio denominator		603,303	928,004	944,248
Leverage ratio (%)	3.4	5.3	4.5	4.5
Leverage ratio – BIS (phase-in)[3]
Tier 1 capital		30,589	35,412
Leverage ratio denominator		677,189	990,802
Leverage ratio (%)		4.5	3.6
Liquidity coverage ratio[4]
Net cash outflows (CHF billion)		75	141	146
High-quality liquid assets (CHF billion)		83	158	161
Liquidity coverage ratio (%)	100	111	112	111

1  Refer to the “Capital management” section of this report for more information. Spot numbers are reported for the leverage ratio for the second quarter of 2015 due to the business transfer to UBS Switzerland AG effective in June 2015. Refer to “Changes in legal structure” for more information.    2  As of 1 April 2015, we have accelerated the phase-in of the cumulative difference between IAS 19 (revised) and IAS 19 accounting for defined benefit plans. This resulted in a reduction of approximately CHF 1.6 billion in our phase-in CET1 capital as of 1 April 2015.    3  Based on the BIS Basel III rules. Refer to the “Capital management” section of this report for more information.    4  Figures as of 30 June 2015 and 31 March 2015 are prepared on a three month average basis and as of 31 December 2014 on a monthly pro-forma basis. Refer to the “Liquidity and funding management” section of this report for more information.

The capital requirements of UBS AG following the asset transfer to UBS Switzerland AG are unchanged, with the exception of the countercyclical buffer requirement, which is now insignificant following the transfer of the Swiss mortgage business to UBS Switzerland AG.

Information concerning the capital requirements applicable to UBS AG (standalone) under Swiss SRB Basel III regulations, as revised by the FINMA decree dated 20 December 2013, can be found in the document “UBS AG Second quarter 2015 report,” which will be available from 31 July 2015 in the section “Quarterly reporting” of our Investor Relations website at www.ubs.com/investors.

The same document contains Swiss SRB Basel III capital information and information on the leverage ratio, the supplemental leverage ratio and the liquidity coverage ratio.

184

Financial information

UBS Switzerland AG (standalone) interim financial statements

Income statement

For the quarter ended[1]
CHF million	30.6.15
Interest and discount income	1,097
Interest and dividend income from trading portfolio
Interest and dividend income from financial investments	14
Interest expense	(285)
Net interest income	826
Credit-related fees and commissions	39
Fee and commission income from securities and investment business	910
Other fee and commission income	173
Fee and commission expense	(94)
Net fee and commission income	1,028
Net trading income	246
Net income from disposal of financial investments	2
Dividend income from investments in subsidiaries and other participations	30
Sundry ordinary income	58
Sundry ordinary expenses	(19)
Other income from ordinary activities	72
Operating income	2,173
Personnel expenses	548
General and administrative expenses	785
Operating expenses	1,333
Operating profit	840
Depreciation of property, equipment and software	4
Amortization of goodwill and intangible assets	263
Allowances, provisions and losses	8
Profit/(loss) before extraordinary items and tax	566
Extraordinary income
Extraordinary expenses
Tax (expense)/benefit	(54)
Net profit/(loss) for the period	512

1  Comparative results have not been presented as no material profit/(loss) was generated by UBS Switzerland AG during the prior period.

185

Supplemental financial information (unaudited) for

selected legal entities of the UBS Group

Balance sheet

			% change from
CHF million	30.6.15	1.4.15[1]	1.4.15

Assets
Liquid assets	31,195	30,564	2
Money market paper	3,968	5,825	(32)
Due from banks	46,734	62,405	(25)
Due from customers	41,041	44,119	(7)
Mortgage loans	150,015	151,121	(1)
Trading balances in securities and precious metals	3,409	2,762	23
Financial investments	19,805	20,269	(2)
Investments in subsidiaries and other participations	42	42	0
Property, equipment and software	21	22	(5)
Goodwill and intangible assets	4,988	5,250	(5)
Accrued income and prepaid expenses	287	281	2
Positive replacement values	2,610	3,092	(16)
Other assets	1,170	700	67
Total assets	305,286	326,452	(6)
of which: subordinated assets	16	1,155	(99)

Liabilities
Money market paper issued	33	36	(8)
Due to banks	49,265	59,287	(17)
Trading portfolio liabilities	217	191	14
Due to customers on savings and deposit accounts	96,040	96,542	(1)
Other amounts due to customers	133,106	142,032	(6)
Medium-term notes	497	539	(8)
Bonds issued and loans from central mortgage institutions	8,147	7,865	4
Accruals and deferred income	565	360	57
Negative replacement values	1,547	2,760	(44)
Other liabilities	2,074	3,594	(42)
Allowances and provisions	200	174	15
Total liabilities	291,692	313,381	(7)
of which: subordinated liabilities	4,032	19

Equity
Share capital	10	0
General statutory reserve	13,072	13,072
of which: capital contribution reserve	13,072	13,072
of which: retained earnings
Net profit/(loss) for the period	512	0
Equity attributable to shareholders	13,594	13,072	4
Total liabilities and equity	305,286	326,452	(6)

1  As of 31 March 2015, UBS Switzerland AG had share capital of CHF 0.1 million and a corresponding balance in Due from Banks. Comparative balances have been provided as of 1 April 2015 in order to provide greater transparency on movements in the period.

186

Financial information

Balance sheet (continued)

			% change from
CHF million (except where indicated)	30.6.15	1.4.15	1.4.15

Off-balance sheet items
Contingent liabilities	7,866	7,782	1
Irrevocable commitments	8,131	7,784	4
Forward starting transactions[1]	222	881	(75)
Liabilities for calls on shares and other equities	37	37	0
Derivative instruments
Positive replacement values (before replacement value netting)[2]	6,759	8,376	(19)
Negative replacement values (before replacement value netting)[2]	5,696	8,042	(29)
Notional values (CHF billion)[3]	475	426	12
Fiduciary deposits	13,682	16,558	(17)

1  Cash to be paid in the future by either UBS Switzerland AG or the counterparty.    2  Replacement values are presented net of cash collateral where applicable and permitted.    3  Represents the sum of notional values related to Positive and Negative Replacement Values and other notional values.

Basis of accounting

The UBS Switzerland AG standalone financial statements are prepared in accordance with the interim reporting requirements of Swiss GAAP (as prescribed in the Banking Ordinance and FINMA Circular 2008/2). UBS Switzerland AG is making use of a transition period and will adopt revised Swiss GAAP (in accordance with the amended Banking Ordinance and the new FINMA circular 2015/1) as part of the 2015 year-end reporting.

In preparing the interim financial information for UBS Switzerland AG, the same accounting policies and methods of computation have been applied as in the annual financial statements of UBS AG as of 31 December 2014. This interim financial information is unaudited.

Further information on the accounting policies applied for the standalone financial statements of UBS Switzerland AG can be found in Note 2 to the UBS AG standalone financial statements in the UBS AG Annual Report 2014.

Joint and several liability

In June 2015, the Retail & Corporate and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act (refer to “Changes in legal structure” for more information). Under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for contractual obligations of UBS AG existing on the asset transfer date, 14 June 2015. UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date.

As of the asset transfer date, UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of obligations of

UBS AG, excluding the collateralized portion of secured contractual obligations and covered bonds. As of 30 June 2015, UBS Switzerland AG’s joint liability has decreased, mainly due to maturity of term deposits and a decrease in amounts due to customers following the asset transfer date. The joint liability amount will continue to decline as obligations mature, terminate or are novated. As of 30 June 2015, the probability of an outflow under the joint and several liability is assessed to be remote and as a result the off-balance sheet items disclosed in the table above do not include exposures arising under the joint and several liability.

187

Supplemental financial information (unaudited) for

selected legal entities of the UBS Group

Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital

CHF billion	30.6.15
Equity – Swiss federal banking law[1]	13.6
Deferred tax assets	1.0
Goodwill and intangible assets	(5.0)
Other[2]	(0.8)
Common equity tier 1 capital (phase-in)	8.8
Additional tier 1 capital	1.5
Tier 2 capital	2.5
Total capital (phase-in)	12.8

1  Equity under Swiss federal banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive CET1 capital in accordance with Swiss SRB Basel III requirements.    2  Includes accruals for capital returns to shareholders and other items.

Regulatory key figures

CHF million, except where indicated	Requirement[1]	Actual
	30.6.15	30.6.15
Capital ratios – Swiss SRB Basel III (phase-in)[2]
Common equity tier 1 capital	6,210	8,782
Additional tier 1 capital		1,500
Tier 2 capital		2,500
Total capital	10,239	12,782
Risk-weighted assets		79,296
Common equity tier 1 capital ratio (%)	7.8	11.1
Total capital ratio (%)	12.9	16.1
Leverage ratio – Swiss SRB (phase-in)[2]
Total capital		12,782
Leverage ratio denominator		311,242
Leverage ratio (%)	3.0	4.1
Leverage ratio – BIS (phase-in)[3]
Tier 1 capital		10,282
Leverage ratio denominator		321,571
Leverage ratio (%)		3.2
Liquidity coverage ratio[4]
Net cash outflows (CHF billion)		58
High-quality liquid assets (CHF billion)		66
Liquidity coverage ratio (%)	100	113

1  The CET1 capital ratio requirement of 7.8%, the total capital ratio requirement of 12.9% and the total leverage ratio requirement of 3.0% are the current phase-in requirements according to the Swiss Capital Adequacy Ordinance. In addition, FINMA defined a) a total capital ratio requirement for UBS Switzerland AG which is the sum of 14.4% and the current effect of the countercyclical buffer requirement of 0.5%, of which 10.0% plus the effect of the countercyclical buffer requirement must be satisfied with CET1 capital and b) a total leverage ratio requirement of 3.5%. These requirements will be effective until they are exceeded by the Swiss SRB Basel III phase-in requirements.    2  Refer to the “Capital management” section of this report for more information. Spot numbers are reported for the leverage ratio for the second quarter of 2015, as UBS Switzerland AG was not operative before the asset transfer from UBS AG in June 2015. Refer to “Changes in legal structure” for more information.    3  Based on the BIS Basel III rules. Refer to the “Capital management” section of this report for more information.    4  Figures as of 30 June 2015 are prepared on a three month average basis. Refer to the “Liquidity and funding management” section of this report for more information.

The capital requirements for UBS Switzerland AG were defined by FINMA in the banking license for UBS Switzerland AG and were met upon commencement of business.

Information concerning the capital requirements applicable to UBS Switzerland AG (standalone) under Swiss SRB Basel III regulations can be found in the document “UBS Switzerland AG (standalone) regulatory information,” which will be available from 31 July 2015 in the section “Quarterly reporting” of our Investor Relations website at www.ubs.com/investors.

The same document contains Swiss SRB Basel III capital information, information on the leverage ratio, the supplemental leverage ratio and the liquidity coverage ratio.

188

Financial information

UBS Limited (standalone)

Income statement

	For the quarter ended			% change from		Year-to-date
GBP million	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Interest income	73	52	70	40	4	126	137
Interest expense	(85)	(56)	(69)	52	23	(141)	(136)
Net interest income	(12)	(3)	1	300		(15)	1
Credit loss expense/recovery	1	2	0	(50)		2	0
Net fee and commission income	208	231	135	(10)	54	439	133
Net trading income	6	(14)	(1)			(8)	2
Other income	(29)	(37)	13	(21)		(65)	62
Total operating income	174	179	147	(3)	18	353	197
Total operating expenses[1]	136	149	101	(9)	35	285	146
Operating profit before tax[1]	38	29	46	31	(17)	68	52
Tax expense/(benefit)	11	10	(7)	10		21	(6)
Net profit[1]	27	20	53	35	(49)	47	57

1  In the second quarter of 2015, prior period information was corrected for an error related to cost transfers between UBS Limited and UBS AG. As a result, operating expenses were reduced by GBP 7 million, GBP 4 million and GBP 4 million for the first quarter of 2015, the second quarter of 2014 and the first six months of 2014, respectively, with a corresponding effect to operating profit before tax and net profit.

Statement of comprehensive income

	For the quarter ended			Year-to-date
GBP million	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14
Net profit[1]	27	20	53	47	57

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale	(7)	6	(1)	(1)	0
Total other comprehensive income that may be reclassified to the income statement	(7)	6	(1)	(1)	0
Total comprehensive income	20	26	52	46	57

1  In the second quarter of 2015, prior period information was corrected for an error related to cost transfers between UBS Limited and UBS AG. As a result, net profit was increased by GBP 7 million, GBP 4 million and GBP 4 million for the first quarter of 2015, the second quarter of 2014 and the first six months of 2014, respectively.

189

Supplemental financial information (unaudited) for

selected legal entities of the UBS Group

Balance sheet

				% change from
GBP million	30.6.15	31.3.15	31.12.14	31.3.15	31.12.14

Assets
Cash and balances with central banks	9	7	9	23	(4)
Due from banks	1,077	961	785	12	37
Cash collateral on securities borrowed	3,548	2,786	2,643	27	34
Reverse repurchase agreements	5,613	10,426	8,914	(46)	(37)
Trading portfolio assets	5,008	5,154	3,937	(3)	27
Positive replacement values	21,027	32,345	30,042	(35)	(30)
Cash collateral receivables on derivative instruments	5,689	7,357	7,052	(23)	(19)
Financial assets designated at fair value	810	546	527	48	54
Loans	447	302	323	48	38
Financial investments	5,409	5,515	5,512	(2)	(2)
Deferred tax asset	89	97	106	(8)	(16)
Other assets	402	316	214	27	88
Total assets	49,128	65,812	60,063	(25)	(18)

Liabilities
Due to banks	4,384	4,564	5,150	(4)	(15)
Cash collateral on securities lent	992	852	946	17	5
Repurchase agreements	5,697	9,925	7,818	(43)	(27)
Trading portfolio liabilities	4,325	3,089	2,447	40	77
Negative replacement values	20,920	32,352	29,929	(35)	(30)
Cash collateral payables on derivative instruments	6,691	8,935	7,991	(25)	(16)
Financial liabilities designated at fair value	852	586	559	45	52
Due to customers	772	807	754	(4)	2
Other liabilities[1]	312	480	263	(35)	18
Total liabilities[1]	44,944	61,589	55,857	(27)	(20)

Equity
Share capital	227	227	227	0	0
Share premium	3,123	3,123	3,123	0	0
Retained earnings[1]	215	247	236	(13)	(9)
Cumulative net income recognized directly in equity, net of tax	5	12	6	(61)	(21)
Other equity instruments	615	615	615	0	0
Total equity[1]	4,184	4,223	4,206	(1)	(1)
Total liabilities and equity[1]	49,128	65,812	60,063	(25)	(18)
1  In the second quarter of 2015, prior period information was corrected for an error related to cost transfers between UBS Limited and UBS AG. As a result, other liabilities were reduced by GBP 23 million and GBP 16 million as of 31 March 2015 and 31 December 2014, respectively. Correspondingly, retained earnings were increased by the same amount.

190

Financial information

Basis of accounting

The financial statements of UBS Limited are prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU), and are stated in British pounds (GBP), the functional currency of the entity. UBS Group AG is the ultimate parent of UBS Limited, which is 100% owned by UBS AG. This interim financial information does not comply with IAS 34, Interim Financial Reporting, as it includes only the income statement, the statement of comprehensive income and the balance sheet of UBS Limited.

In preparing this interim financial information, the same accounting policies and methods of computation have been applied as in the audited financial statements included in the Annual Report and Financial Statements of UBS Limited for the year ended 31 December 2014, which is available in the “Subsidiary and branch information” section at www.ubs.com/investors. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Limited.

Capital information1, 2

GBP million, except where indicated	30.6.15	31.3.15	30.6.14
Tier 1 capital	3,961	3,958	3,941
of which: common equity tier 1 capital	3,346	3,343	3,326
Tier 2 capital	941	975	983
Total capital	4,902	4,933	4,924
Common equity tier 1 capital ratio (%)	27.3	24.7	24.4
Tier 1 capital ratio (%)	32.3	29.2	28.9
Total capital ratio (%)	40.0	36.4	36.1
Risk-weighted assets	12,260	13,551	13,626

1  Capital information for UBS Limited has been prepared in accordance with Regulation (EU) No 575/2013 and Directive 2013/36/EU as implemented in the UK.    2  There is no local disclosure requirement for the liquidity coverage ratio or leverage ratio for UBS Limited.

191

Appendix

Abbreviations frequently used in our financial reports

A
ABS	asset-backed securities
AGM	annual general meeting of shareholders
AIV	alternative investment vehicles
AMA	advanced measurement approach
AoA	articles of association
APAC	Asia Pacific
AT1	additional tier 1

B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
BoD	Board of Directors
bps	basis points

C
CC	Corporate Center
CCAR	Comprehensive Capital Analysis and Review
CCP	central counterparty
CDO	collateralized debt obligations
CDR	constant default rate
CDS	credit default swaps
CEA	Commodity Exchange Act
CEO	Chief Executive Officer
CET1	common equity tier 1
CFO	Chief Financial Officer
CHF	Swiss franc
CMBS	commercial mortgage-backed securities
CVA	credit valuation adjustments

D
DCCP	deferred contingent capital plan
DOJ	Department of Justice
DVA	debit valuation adjustments

E
EAD	exposure at default
EC	European Commission
ECB	European Central Bank
EIR	effective interest rate
EMEA	Europe, Middle East and Africa
EOP	Equity Ownership Plan
EPS	earnings per share
ETD	exchange-traded derivatives
ETF	exchange-traded funds
EU	European Union
EUR	euro
EURIBOR	Euro Interbank Offered Rate

F
FCA UK	Financial Conduct Authority
FCT	foreign currency translation
FDIC	Federal Deposit Insurance Corporation
FINMA	Swiss Financial Market Supervisory Authority
FSA UK	Financial Services Authority
FSB	Financial Stability Board
FTD	first to default swaps
FTP	funds transfer price
FVA	funding valuation adjustments
FX	foreign exchange

G
GAAP	generally accepted accounting principles
GBP	British pound
GEB	Group Executive Board
Group ALM	Group Asset and Liability Management
Group ALCO	Group Asset and Liability Management Committee
G-SIB	global systemically important banks

H
HQLA	high-quality liquid assets

I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IPS	Investment Products and Services
IRB	internal ratings-based
IRC	incremental risk charge
ISDA	International Swaps and Derivatives Association

K
KPI	key performance indicator

L
LCR	liquidity coverage ratio
LGD	loss given default
LIBOR	London Interbank Offered Rate
LRD	leverage ratio denominator
LTV	loan-to-value

N
NAV	net asset value
NRV	negative replacement values
NPA	non-prosecution agreement
NSFR	net stable funding ratio

O
OCC	Office of the Comptroller of
the Currency
OECD	Organization for Economic Cooperation and Development
OCI	other comprehensive income
OTC	over-the-counter

192

Abbreviations frequently used in our financial reports (continued)

P
PRA UK	Prudential Regulation Authority
PRV	positive replacement values

R
RMBS	residential mortgage-backed securities
RoaE	return on attributed equity
RoE	return on equity
RoTE	return on tangible equity
RWA	risk-weighted assets

S
SE	structured entity
SEC US	Securities and Exchange Commission
SEEOP	Senior Executive Equity Ownership Plan
SNB	Swiss National Bank
SRB	systemically relevant banks

T
TBTF	too big to fail
TLAC	total loss absorbing capacity

U
UK	United Kingdom
US	United States of America
USD	US dollar

V
VaR	value-at-risk

193

Appendix

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of our Group strategy and performance, the strategy and performance of the business divisions and the Corporate Center, risk, treasury and capital management, corporate governance, responsibility and senior management compensation, including compensation to the Board of Directors and the Group Executive Board members, and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, corporate information, including UBS share price charts and data and dividend information, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wraparound” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/investors for more information.

194

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD), and to maintain its stated capital return objective; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties, and the degree to which UBS is successful in implementing changes to its business to meet changing market, regulatory and other conditions; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in establishing a US intermediate holding company and implementing the US enhanced prudential standards, completing the squeeze-out of minority shareholders of UBS AG, and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes and other similar changes that have been made previously, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including measures to impose new or enhanced duties when interacting with customers or in the execution and handling of customer transactions; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading and systems failures; (xvi) restrictions to the ability of subsidiaries of the Group to make loans or distributions of any kind, directly or indirectly, to UBS Group AG; and (xvii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

195

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and Form F-4 (Registration number 333-199011), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By:	/s/ Sergio Ermotti
Name:	Sergio Ermotti
Title:	Group Chief Executive Officer

By:	/s/ Tom Naratil
Name:	Tom Naratil
Title:	Group Chief Financial Officer

UBS AG

By:	/s/ Sergio Ermotti
Name:	Sergio Ermotti
Title:	Group Chief Executive Officer

By:	/s/ Tom Naratil
Name:	Tom Naratil
Title:	Group Chief Financial Officer

Date: July 28, 2015